Cabela's®

WORLD'S FOREMOST OUTFITTER

2008 ANNUAL REPORT

Letter To Shareholders | Form 10-K





About Us

Cabela's® is a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping and related outdoor merchandise. Since our founding in 1961, Cabela's has grown to become one of the most well-known outdoor recreation brands in the world, and has long been recognized as the World's Foremost Outfitter®. Through our growing number of retail stores and our well-established direct business, we offer a wide and distinctive selection of high-quality outdoor products at competitive prices while providing superior customer service. We also issue the Cabela's CLUB® Visa credit card, which serves as our primary customer loyalty rewards program.



Dennis Highby - Vice Chairman


TOTAL REVENUE
($ millions)
$1,800
$2,064
$2,350
$2,553
2005
2006
2007
2008


OPERATING INCOME
($ millions)
$115
$144
$151
$141
2005
2006
2007
2008


NET INCOME
($ millions)
$73
$86
$88
$76
2005
2006
2007
2008

Cabela's Inc. Financial Highlights

Fiscal Year (Dollars in thousands, except per share data)	2008	2007	2006
Total Revenue	$2,552,721	$2,349,599	$2,063,524
Gross Profit	$1,012,507	$971,213	$859,125
Gross Profit Margin	39.7%	41.3%	41.6%
Operating Income	$141,039	$151,092	$143,745
Operating Income Margin	5.5%	6.4%	7.0%
Net Income	$76,404	$87,879	$85,785
Diluted Earnings Per Share	$1.14	$1.31	$1.29
Diluted Weighted Average Shares Outstanding	67,158,583	67,275,531	66,643,856
Total Cash and Cash Equivalents	$410,104	$131,181	$172,903
Inventories	$517,657	$608,159	$484,414
Total Debt	$380,031	$503,385	$317,873
Total Stockholders' Equity	$913,705	$828,559	$733,858
Lease Adjusted Debt-To-Capitalization Ratio[1][2]	32.0%	35.2%	32.7%

(1) Both the numerator and the denominator are adjusted to include operating lease obligations capitalized at eight times next year's annual minimum lease payments and deferred compensation.
(2) Excludes short-term borrowings of financial services subsidiary.

Cabela's®

March 31, 2009

Dear Fellow Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Tuesday, May 12, 2009, at 10:00 a.m. Mountain Time at our Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160.

Details of the business to be conducted at the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. At the meeting, we also will discuss our results for the past year and answer your questions.

We are pleased to take advantage of the Securities and Exchange Commission rule that allows us to furnish proxy materials to our shareholders over the Internet. On March 31, 2009, we mailed a Notice of Internet Availability of Proxy Materials to our shareholders of record and beneficial owners as of March 16, 2009, which contains instructions for our shareholders' use of this process, including how to access our Proxy Statement and Annual Report and how to vote on the Internet. On the date of mailing of the notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the notice. These proxy materials will be available free of charge.

The Notice of Internet Availability of Proxy Materials also contains instructions to allow you to request copies of the proxy materials to be sent to you by mail.

Whether or not you plan to attend the Annual Meeting, we encourage you to vote on the matters presented. You may vote your proxy via the Internet. If you request a printed copy of your proxy materials, you may also vote by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

Thank you for your continued support and interest in Cabela's.

Sincerely,

Dennis Highby

Dennis Highby
President and Chief Executive Officer

CABELA'S INCORPORATED
ONE CABELA DRIVE
SIDNEY, NEBRASKA 69160

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 12, 2009

The 2009 Annual Meeting of Shareholders (the "Annual Meeting") of Cabela's Incorporated (the "Company") will be held at the Company's Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160, on Tuesday, May 12, 2009, beginning at 10:00 a.m. Mountain Time. The purposes of the Annual Meeting are to:

1. Elect the nine directors named in the accompanying Proxy Statement;
2. Approve amendments to the Company's 2004 Stock Plan to, among other things, increase the number of shares authorized for issuance thereunder;
3. Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2009; and
4. Transact such other business as may properly come before the meeting or any adjournment thereof.

Each outstanding share of the Company's common stock entitles the holder of record at the close of business on March 16, 2009, to receive notice of, and to vote at, the Annual Meeting. Shares of the Company's common stock can be voted at the Annual Meeting in person or by valid proxy.

A list of all shareholders entitled to vote at the Annual Meeting will be available for examination at the Company's Corporate Headquarters located at One Cabela Drive, Sidney, Nebraska 69160 for ten days before the Annual Meeting between 8:00 a.m. and 5:00 p.m. Mountain Time and during the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. This will ensure the presence of a quorum at the Annual Meeting. A website address with instructions on how to vote your proxy via the Internet is included on your Notice of Internet Availability of Proxy Materials. If you request a printed copy of your proxy materials, you may also vote by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. Voting now will not limit your right to change your vote or to attend the Annual Meeting.

By order of the Board of Directors,

Brent LaSure
Secretary

March 31, 2009

TABLE OF CONTENTS

CABELA'S INCORPORATED
ONE CABELA DRIVE
SIDNEY, NEBRASKA 69160

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 12, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") from the holders of shares of common stock of Cabela's Incorporated to be voted at the Annual Meeting of Shareholders to be held on Tuesday, May 12, 2009, at 10:00 a.m. Mountain Time, at the Company's Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160 (the "Annual Meeting").

Under the rules and regulations of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record or beneficial owner of our common stock, we are furnishing proxy materials, which include our Proxy Statement and Annual Report, to our shareholders over the Internet and providing a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail. You will not receive a printed copy of the proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the Notice of Internet Availability. Instead, the Notice of Internet Availability will instruct you how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability also instructs you how you may submit your proxy via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

The Notice of Internet Availability was first mailed to shareholders entitled to vote at the Annual Meeting on or about March 31, 2009.

The terms "we," "our," "us," "Cabela's," or the "Company" refer to Cabela's Incorporated and its subsidiaries.

VOTING INFORMATION

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders. In addition, management will report on the performance of Cabela's during fiscal 2008 and respond to questions from shareholders.

Who may vote?

You may vote at the Annual Meeting if you owned shares of our common stock at the close of business on March 16, 2009 (the "Record Date"). You are entitled to one vote on each matter presented at the Annual Meeting for each share of common stock you owned on the Record Date. As of the Record Date, there were 66,923,128 shares of our common stock issued and outstanding.

Who counts the votes?

Votes at the Annual Meeting will be tabulated by a representative of Wells Fargo Shareowner Services, who will serve as the Inspector of Elections, and the results of all items voted upon will be announced at the Annual Meeting.

Who can attend the Annual Meeting?

All shareholders as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Registration and seating will begin at 9:30 a.m. Mountain Time. Cameras, recording devices, and other electronic devices will not be permitted at the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee) you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Annual Meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date will constitute a quorum, permitting Cabela's to conduct its business at the Annual Meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. A "broker non-vote" occurs if you do not provide the record holder of your shares with voting instructions on a matter and the holder is not permitted to vote on the matter without instructions from you.

What vote is required to approve each item?

The election of directors requires a plurality of the votes cast. The affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the Annual Meeting is required for approval of the proposals to amend our 2004 Stock Plan and to ratify the appointment of the independent registered public accounting firm.

Abstentions are not relevant to the election of directors and will have the effect of a vote against any other proposal. A broker non-vote will not be considered entitled to vote on matters as to which the brokers withhold authority; therefore, broker non-votes are not included in the tabulation of voting results. Broker non-votes are not relevant to the election of directors or the proposal to ratify the appointment of the independent registered public accounting firm. A broker non-vote on the proposal to amend our 2004 Stock Plan will have the same effect as a negative vote.

If you participate in the Company's 401(k) Savings Plan (the "401(k) Plan") and have contributions invested in the Company's common stock as of the Record Date, you will receive a Notice of Internet Availability prior to the Annual Meeting. This notice will contain instructions on how, via the Internet, you can direct the trustee of the 401(k) Plan to vote your shares of common stock held in the 401(k) Plan. If you request a printed copy of your proxy materials, you may also vote your shares of common stock held in the 401(k) Plan by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. If your proxy is not received by our transfer agent by May 7, 2009, your shares of common stock held in the 401(k) Plan will not be voted and will not be counted as present at the meeting.

How do I vote?

You can vote on a matter to come before the Annual Meeting in two ways:

- You can attend the Annual Meeting and cast your vote in person; or
- You can vote by proxy.

Written ballots will be available at the Annual Meeting if you wish to vote at the Annual Meeting. However, if your shares are held in the name of your broker, bank, or other nominee, and you want to vote in person, you will need to obtain a legal proxy from the institution that holds your shares indicating that you were the beneficial owner of the shares on the Record Date.

If you vote by proxy, we will vote your shares according to your instructions, or if you provide no instructions, according to the recommendation of the Board.

If you choose to vote by proxy, you may do so using the Internet, or, if you request a printed copy of your proxy materials, by telephone or by mail. Each of these procedures is more fully explained below. Even if you plan to attend the Annual Meeting, the Board recommends that you vote by proxy.

Via the Internet – Shareholders can simplify their voting by voting their shares via the Internet as instructed in the Notice of Internet Availability. Internet voting facilities for shareholders of record are available 24 hours a day and will close at 12:00 p.m. (CDT) on May 11, 2009. If you vote via the Internet, you may incur costs such as telephone and Internet access fees for which you will be responsible. **If you received a proxy card in the mail but choose to vote via the Internet, you do not need to return your proxy card.**

By Telephone – The Notice of Internet Availability includes a toll-free number you can call to request printed copies of your proxy materials. The printed proxy materials include a different toll-free number you can call for voting. Telephone voting facilities for shareholders of record are available 24 hours a day and will close at 12:00 p.m. (CDT) on May 11, 2009. **If you received a proxy card in the mail but choose to vote by telephone, you do not need to return your proxy card.**

By Mail – Shareholders who receive a proxy card may elect to vote by mail and should complete, sign, and date their proxy card and mail it in the pre-addressed envelope that accompanies the delivery of a proxy card. Proxy cards submitted by mail must be received by the time of the Annual Meeting in order for your shares to be voted.

Can I revoke my proxy?

Yes, you can revoke your proxy if your shares are held in your name by:

- Filing a written notice of revocation with our Secretary before the Annual Meeting;
- Providing subsequent Internet or telephone instructions;
- Delivering a valid proxy card bearing a later date; or
- Voting in person at the Annual Meeting.

Who will bear the cost of this proxy solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of preparing, assembling, and mailing the Notice of Internet Availability, Proxy Statement, and other soliciting materials and the charges and expenses of brokerage firms and others for forwarding solicitation materials to beneficial owners of our outstanding common stock. Proxies will be solicited by mail, and may be solicited personally by directors, officers, or our employees, who will not receive any additional compensation for any such services.

PROPOSAL ONE –
ELECTION OF DIRECTORS

All of our directors are subject to annual election. All of the nominees currently are directors of the Company. There is no cumulative voting, and the nine nominees receiving the most votes will be elected by a plurality.

Unless authority is withheld, proxies will be voted for the nominees listed and, in the event any nominee is unable to serve as a director, will be voted for any substitute nominee proposed by the Board. Information concerning each director nominee is set forth below.

Theodore M. Armstrong, 69, has been a director since December 2004. Mr. Armstrong served as Senior Vice President-Finance and Administration and Chief Financial Officer of Angelica Corporation from 1986 to his retirement in February 2004, and as a consultant to Angelica thereafter. Angelica Corporation is a leading provider of textile rental and linen management services to the U.S. healthcare market. Mr. Armstrong also serves as a member of the board of directors, and as Chairman of the audit committee, of UMB Financial Corporation.

Richard N. Cabela, 72, founded our Company in 1961 and has served on our Board since our incorporation in 1965. Since our founding, Mr. R. Cabela has been employed by us in an executive position and has served as our Chairman since our incorporation.

James W. Cabela, 69, is our co-founder and has served on our Board since our 1965 incorporation. Since our incorporation, Mr. J. Cabela has been employed by us in various capacities, and was our President until July 2003. Mr. J. Cabela has been a Vice Chairman since the creation of that executive position in 1996. Mr. J. Cabela is the brother of Mr. R. Cabela.

John H. Edmondson, 65, has been a director since October 2007. Mr. Edmondson served as Chief Executive Officer and a director of West Marine, Inc., the country's largest specialty retailer of boating supplies and accessories, from December 1998 until his retirement in January 2005. Prior to joining West Marine, he served as Chief Executive Officer of Duty Free Americas, Inc. Mr. Edmondson also serves on the board of The Vitamin Shoppe.

John Gottschalk, 65, has been a director since July 2004. Mr. Gottschalk has served as Chairman of the Omaha World-Herald Company since 1989 and as a member of its board of directors since 1980. Mr. Gottschalk served as Chief Executive Officer of the Omaha World-Herald Company from 1989 to December 2007. The Omaha World-Herald Company publishes the Omaha World-Herald newspaper and, through its subsidiaries, owns and operates other newspapers, engages in direct marketing, and holds interests in other diversified businesses. Mr. Gottschalk also serves as a director of McCarthy Group, Pacific Mutual Holding Company, and Pacific LifeCorp.

Dennis Highby, 60, has been our President and Chief Executive Officer and a director since July 2003. Mr. Highby has been appointed a Vice Chairman effective April 6, 2009. Mr. Highby has been employed by us since 1976 and held various management positions, including Merchandise Manager, Director of Merchandising, and Vice President. He held the position of Vice President from 1996 to July 2003.

Reuben Mark, 70, has been a director since July 2004. Mr. Mark served as Chairman of the Board of Colgate-Palmolive Company from 1986 to December 2008. Mr. Mark served as Chief Executive Officer of Colgate-Palmolive from 1984 to July 2007. Mr. Mark joined Colgate-Palmolive in 1963 and held a series of senior management positions in the United States and overseas before being appointed Chief Executive Officer. Mr. Mark also serves as a director of Time Warner Inc.

Michael R. McCarthy, 57, has been a director since 1996. Mr. McCarthy has served as a director and Chairman of McCarthy Group since 1986. McCarthy Group is a private equity firm. Mr. McCarthy also serves as a director of Union Pacific Corporation and Peter Kiewit Sons', Inc.

Thomas L. Millner, 55, has been elected our President and Chief Executive Officer and a director effective April 6, 2009. Mr. Millner was the Chief Executive Officer of Remington Arms Company, Inc. ("Remington"), a leading manufacturer of firearms and ammunition, from April 1999 until March 13, 2009, and was a director of Remington from June 1994 until March 13, 2009. From December 2008 until March 13, 2009, Mr. Millner also served as Chief Executive Officer of Freedom Group, Inc. ("Freedom Group"), a holding company which directly or indirectly owns Remington and related companies. Mr. Millner served as President of Remington from May 1994 to May 2007. Mr. Millner is also a director of Stanley Furniture Company, Inc., and Lazy Days' R.V. Center, Inc.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ALL OF THE NOMINEES.

CORPORATE GOVERNANCE

The Board has developed corporate governance practices to help it fulfill its responsibility to shareholders to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interests of shareholders. The Company's corporate governance practices are memorialized in our Corporate Governance Guidelines (our "Governance Guidelines") and the charters of the three committees of the Board. The Governance Guidelines and committee charters are reviewed periodically and updated as necessary to reflect changes in regulatory requirements and evolving oversight practices. These documents are available on our website at www.cabelas.com and upon request by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Board of Directors

Effective April 6, 2009, our Board consists of nine members. Five of our directors are independent under the requirements set forth in the New York Stock Exchange ("NYSE") listing standards and our Governance Guidelines. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with Cabela's. The Board has established guidelines to assist it in determining director independence, which conform to or exceed the independence requirements of the NYSE listing standards. The Board also has determined that certain relationships between Cabela's and its directors are categorically immaterial and shall not disqualify a director or nominee from being considered independent. These independence guidelines and categorical standards are attached as Appendix A to this Proxy Statement.

In addition to applying the independence guidelines, the Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. The Board has determined that Messrs. Armstrong, Edmondson, Gottschalk, Mark, and McCarthy satisfy the NYSE independence requirements and Cabela's independence guidelines. The Board also has determined that (i) Messrs. Armstrong, Edmondson, and Mark have no relationships with Cabela's (other than being a director and shareholder), (ii) Mr. McCarthy has only an immaterial relationship with Cabela's that falls within category iii. of the categorical standards adopted by the Board, and (iii) Mr. Gottschalk has only an immaterial relationship with Cabela's that falls within category i. of the categorical standards adopted by the Board.

During fiscal 2008, our Board held eight meetings and acted by written consent two times. During fiscal 2008, all of our directors attended 80% or more of the aggregate number of Board meetings and committee meetings on which they served (during the periods for which they served as such). It is the Board's policy to encourage directors nominated for election and remaining in office to be present at annual meetings of shareholders, unless attendance would be impracticable or constitute an undue burden on such nominee or director. All directors, except Mr. R. Cabela, attended our 2008 annual meeting of shareholders.

Our Governance Guidelines provide for the role of lead independent director ("Lead Director"). The Lead Director is selected by the independent directors on the Board to serve a one-year term as Lead Director. The Lead Director's roles and responsibilities include: developing, with input from the other independent directors, the agenda for executive sessions involving only the independent directors; presiding over executive sessions involving only the independent directors and, at the request of the Chairman, other meetings of the Board; facilitating communication between the independent directors and the Company's management; and approving, in consultation with the Chairman and CEO, the agenda and materials for each Board meeting. The Lead Director may, in appropriate circumstances, call meetings of the independent directors and communicate with various constituencies that are involved with the Company. Mr. McCarthy currently serves as Lead Director.

Time is allotted at each Board meeting for an executive session involving only our independent directors. All of our non-management directors are independent. The Lead Director or, in his absence, the independent director with the most seniority on the Board who is present serves as the presiding director at each executive session.

Committees of the Board of Directors

The Board has three standing committees, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All committee members meet the independence requirements of the SEC and NYSE. The charters of these committees are available on our website at www.cabelas.com and upon request by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. The current Chairman and members of these committees are set forth below.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Theodore M. Armstrong	X		X
John H. Edmondson	X		X
John Gottschalk	Chairman		X
Reuben Mark		X	Chairman
Michael R. McCarthy		Chairman	X

Audit Committee

The Audit Committee is responsible for the oversight of our accounting, reporting, and financial control practices. The Audit Committee also reviews the qualifications of the independent registered public accounting firm, selects and engages the independent registered public accounting firm, informs our Board as to their selection and engagement, reviews the plans, fees, and results of their audits, reviews reports of management and the independent registered public accounting firm concerning our system of internal control, and considers and approves any non-audit services proposed to be performed by the independent registered public accounting firm. The Audit Committee held twelve meetings during 2008.

The Board has determined, in its business judgment, that Messrs. Armstrong, Edmondson, and Gottschalk are independent as required by the Securities and Exchange Act of 1934, as amended, the applicable listing standards of the NYSE, and our Governance Guidelines. The Board has determined that it would be desirable for all members of the Audit Committee to be "audit committee financial experts," as that term is defined by SEC rules, to the extent they qualify for such status. The Board has conducted an inquiry into the qualifications and experience of each member of the Audit Committee. Based on this inquiry, the Board has determined that Messrs. Armstrong, Edmondson, and Gottschalk meet the SEC's criteria for audit committee financial experts and that each has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Compensation Committee

The Compensation Committee is responsible for the oversight of our compensation and benefit policies and programs, including administration of our annual bonus awards and long-term incentive plans, and the evaluation of our Chief Executive Officer ("CEO") and other executive officers. The Compensation Committee held five meetings during 2008 and acted by written consent three times.

The Compensation Committee's specific responsibilities and duties are set forth in its charter and include:

- evaluating the performance of the CEO and other executive officers relative to performance goals and objectives approved by the Compensation Committee;
- setting the compensation of the CEO and other executive officers based upon the evaluation of performance;
- evaluating compensation plans, policies, and programs with respect to directors, executive officers, and certain key personnel; and
- granting awards of shares or options to purchase shares pursuant to the Company's equity-based plans.

The Compensation Committee's charter provides that the Compensation Committee may form and delegate authority to subcommittees or delegate authority to individual Compensation Committee members in its discretion and shall review the actions of such subcommittees or individual Compensation Committee members as appropriate. The Compensation Committee also may delegate authority to fulfill certain administrative duties regarding the Company's compensation programs to members of management, the Company's Human Resources Department, or to third party administrators.

Regarding most compensation matters, including executive compensation, our CEO and our Vice President and Chief Human Resources Officer provide recommendations to the Compensation Committee. During 2008, our CEO and our Vice President and Chief Human Resources Officer provided the Compensation Committee recommendations regarding annual base pay increases, bonus amounts, performance criteria, equity awards, and overall compensation strategy for our executive officers. Also during 2008, our CEO and our Vice President and Chief Human Resources Officer supplied the Compensation Committee with recommendations regarding (i) post-employment consulting compensation for Michael Callahan, our former Senior Vice President of Business Development and International Operations, and (ii) retention awards for Patrick A. Snyder, our Senior Vice President of Merchandising, Marketing, and Retail Operations, and Brian J. Linneman, our Senior Vice President of Global Supply Chain and Operations. Although the Compensation Committee considers information and recommendations presented by our CEO and our Vice President and Chief Human Resources Officer, it makes executive officer compensation decisions independent of the Company's management.

During 2008, Denver Management Advisors, Inc., an executive compensation advisory firm, was engaged by the Company to provide market data for post-employment consulting compensation in connection with the retirement of Mr. Callahan. Denver Management Advisors, Inc. was also engaged by the Company to provide market data for executive officer equity compensation.

During 2008, Hay Group, an executive compensation advisory firm, was engaged by the Company to provide recommendations regarding retention awards for Messrs. Snyder and Linneman. Hay Group was also engaged by the Company to provide recommendations regarding equity compensation strategies.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for the oversight of, and assisting our Board in, developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of our shareholders. The Nominating and Corporate Governance Committee held six meetings during 2008.

Report of the Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial statements and reporting practices. The Audit Committee operates under a written charter adopted by the Board, which describes this and the other responsibilities of the Audit Committee.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm for 2008, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles. The Audit Committee has discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the review and discussions referred to above, the Audit Committee (i) recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2008 for filing with the SEC, and (ii) appointed Deloitte as the Company's independent registered public accounting firm for fiscal 2009. This report is provided by the following directors, who constitute the Audit Committee:

John Gottschalk (Chairman)
Theodore M. Armstrong
John H. Edmondson

Communications with the Board of Directors

Interested parties may contact an individual director, the Board as a group, or a specific Board committee or group, including the non-employee directors as a group, by writing to Board of Directors, c/o Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. Each interested party communication should specify the applicable addressee or addressees to be contacted, a statement of the type and amount of the securities of the Company that the person holds, if any, and the address, telephone number, and e-mail address, if any, of the person submitting the communication. The Board has instructed the Company's Secretary to review all communications to the Board and to only distribute communications if appropriate to the duties and responsibilities of the Board. The Board has instructed the Company's Secretary to not forward to the directors any interested party communications that he determines to be primarily commercial in nature, that relate to an improper or irrelevant topic, or that request general information about the Company.

Concerns about our financial statements, accounting practices, or internal controls, or possible violations of Cabela's Business Code of Conduct and Ethics, should be reported pursuant to the procedures outlined in Cabela's Business Code of Conduct and Ethics, which is available on our website at www.cabelas.com, or by writing to Chairman of the Audit Committee, c/o Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Procedures Regarding Director Candidates Recommended by Shareholders

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, evaluating them using criteria similar to that used to evaluate candidates recommended by others. The Nominating and Corporate Governance Committee has not established a minimum number of shares that a shareholder must own in order to present a candidate for consideration, or a minimum length of time during which the shareholder must own its shares. Such recommendations should be made in writing to the Nominating and Corporate Governance Committee, c/o Secretary, Cabela's, One Cabela

Drive, Sidney, Nebraska 69160, and should include a description of the qualifications of the proposed candidate. The Nominating and Corporate Governance Committee's qualifications and specific qualities and skills required for directors are attached as Appendix B to this Proxy Statement. In addition to considering candidates suggested by shareholders, the Nominating and Corporate Governance Committee considers potential candidates recommended by current directors, officers, employees, and others. The Nominating and Corporate Governance Committee screens all potential candidates in a similar manner regardless of the source of the recommendation. The Nominating and Corporate Governance Committee's review is typically based on any written materials provided with respect to the potential candidate as well as the Committee's own investigation. The Nominating and Corporate Governance Committee determines whether the candidate meets the Company's qualifications and specific qualities and skills for directors and whether requesting additional information or an interview is appropriate. It is the Committee's policy to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board, whom the Committee believes continue to make important contributions to the Board, and who consent to continue their service on the Board.

The Nominating and Corporate Governance Committee also will consider whether to nominate any person nominated by a shareholder in accordance with the information and timely notice requirements set forth in Article II, Section 11 of our Amended and Restated Bylaws. You may request a copy of our Amended and Restated Bylaws by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Business Code of Conduct and Ethics and Code of Ethics

The Board has adopted a Business Code of Conduct and Ethics applicable to all directors, officers, and employees of the Company, which constitutes a "code of ethics" within the meaning of SEC rules. A copy of our Business Code of Conduct and Ethics is available on our website at www.cabelas.com. You also may request a copy of this document by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. We expect to disclose to shareholders any waiver of the Business Code of Conduct and Ethics for directors or executive officers by posting such information on our website at the address specified above.

EXECUTIVE OFFICERS OF THE COMPANY

The table below sets forth certain information regarding our executive officers.

Name	Age	Position
Richard N. Cabela	72	Chairman
James W. Cabela	69	Vice Chairman
Dennis Highby	60	Vice Chairman (effective April 6, 2009)
Thomas L. Millner	55	President and Chief Executive Officer (effective April 6, 2009)
Patrick A. Snyder	54	Senior Vice President of Merchandising, Marketing, and Retail Operations
Brian J. Linneman	42	Senior Vice President of Global Supply Chain and Operations
Ralph W. Castner	45	Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank
Joseph M. Friebe	54	Vice President, and President and Chief Executive Officer of World's Foremost Bank
Charles Baldwin	41	Vice President and Chief Human Resources Officer

Patrick A. Snyder has been our Senior Vice President of Merchandising, Marketing, and Retail Operations since October 2007. From March 2007 to October 2007, Mr. Snyder was our Senior Vice President of Merchandising and Marketing. From July 2003 to March 2007, Mr. Snyder was our Senior Vice President of Merchandising. From 1996 to July 2003, he was Director of Merchandise for Clothing. Mr. Snyder joined us in 1981 as a Product Manager.

Brian J. Linneman has been our Senior Vice President of Global Supply Chain and Operations since October 2007. From April 2004 to October 2007, Mr. Linneman was our Vice President and Chief Operating Officer. From July 2003 to April 2004, Mr. Linneman was our Vice President of Strategic Projects & MIS. From 2002 to July 2003, he was our Director of Strategic Projects. From 1999 to 2002, he was our Corporate Logistics Manager. Prior to joining us, Mr. Linneman was employed by United Parcel Service from 1987 to 1999, most recently as a Logistics Manager in the west region.

Ralph W. Castner has been our Vice President and Chief Financial Officer since July 2003 and Chairman of the Board of World's Foremost Bank, our wholly-owned bank subsidiary, since March 2006. From 2000 to July 2003, Mr. Castner was our Director of Accounting and Finance and Treasurer of World's Foremost Bank. Prior to joining us, he was employed by First Data Corporation from 1990 to 2000, most recently as a Vice President. Prior to joining First Data Corporation, Mr. Castner was a certified public accountant with the public accounting firm of Touche Ross and Company.

Joseph M. Friebe has been a Vice President since July 2003, Chief Executive Officer of World's Foremost Bank since June 2006, and President of World's Foremost Bank since May 2007. From July 2003 to June 2006, Mr. Friebe was our Vice President of Direct Marketing. From March 1996 to July 2003, he was our Director of Marketing. Prior to joining us, he worked for 13 years in the direct marketing business, most recently serving as a Vice President of The Sportsman's Guide. Mr. Friebe began his career at Grant Thornton as a certified public accountant.

Charles Baldwin has been our Vice President and Chief Human Resources Officer since October 2007. Mr. Baldwin joined us after a 20 year career with Wal-Mart Stores, Inc., with more than 10 years of experience in the human resources division. Mr. Baldwin served as Wal-Mart's Vice President of Global Talent Management from 2005 to October 2007 and Vice President of Corporate People Development from 2001 to 2005.

See "Proposal One - Election of Directors" for information concerning the business experience of Messrs. R. Cabela, J. Cabela, Highby, and Millner.

EXECUTIVE COMPENSATION

Throughout this Proxy Statement, our CEO and CFO, as well as the other individuals included in the Summary Compensation Table on page 21, are referred to as the "named executive officers." In the Compensation Discussion and Analysis below, the individuals listed above as executive officers of the Company, other than Richard N. Cabela and James W. Cabela, are referred to as the "executive officers." Mr. Millner was elected an executive officer effective April 6, 2009. Information concerning our employment agreements with Messrs. R. Cabela, J. Cabela, Highby, and Millner can be found on page 25 under the heading "Employment Agreements."

Compensation Discussion and Analysis

Objectives of Our Compensation Programs

Our compensation programs are intended to provide a link between the creation of shareholder value and the compensation earned by our executive officers and certain key personnel. The objectives of our compensation programs are to:

- attract, motivate, and retain superior talent;

- ensure that compensation is commensurate with our performance and shareholder returns;
- provide performance awards for the achievement of strategic objectives that are critical to our long-term growth; and
- ensure that our executive officers and certain key personnel have financial incentives to achieve sustainable growth in shareholder value.

Business Strategy

Our business strategy for building sustainable growth in shareholder value emphasizes the following key components:

- improve our operating efficiencies;
- emphasize sustainable increases in same store sales;
- improve our inventory management;
- improve our merchandise gross margins;
- continue to open new retail stores;
- expand our direct business; and
- expand our customer loyalty programs.

Elements of Our Executive Compensation Structure

Our compensation structure is simple and consists of two tiers of remuneration. The first tier consists of base pay and a suite of retirement, health, and welfare benefits. The second tier consists of both short- and long-term incentive compensation.

Base pay and benefits are designed to be sufficiently competitive to attract and retain world-class executives. Executive officers enjoy the same retirement, health, and welfare benefits as our other exempt employees and are not entitled to additional benefits.

Our short-term incentive plan (our Performance Bonus Plan) provides for cash bonuses to be paid to our executive officers based on individual and/or corporate performance. Objectives are set on an annual basis, and they consist of milestones which will contribute to growth in shareholder value. To the extent objectives are achieved, the short-term incentive plan pays on an annual basis. Our long-term incentive plan (our 2004 Stock Plan) provides for awards of stock options, restricted stock, restricted stock units, and other equity-based incentives. These are designed to reward executive officers for the achievement of long-term objectives which result in an increase in shareholder value.

Reasons for the Current Incentive Plan Structure

In 2009, we plan to continue to grow by adding one additional retail store and taking steps to expand our direct business and customer loyalty programs. In addition, we will place emphasis on increasing earnings per share, return on invested capital, and same store sales. We believe this strategy will result in the creation of additional and sustainable shareholder value.

Our short-term incentive plan for 2008 was designed to reward executives for achieving predetermined benchmarks in earnings per share and same store sales. The short-term incentive plan for 2008 was designed to keep our executive officers focused on operating efficiencies and increases in same store sales, even as we undertook our growth initiatives. See "Fiscal 2008 Cash Bonus Opportunities" for a discussion on actual achievement of short-term incentive goals for 2008.

In May 2008, our shareholders approved our Performance Bonus Plan. Executive officers are eligible for cash bonuses under the Performance Bonus Plan based on the achievement of annually established individual and/or corporate performance criteria. In 2009, the Performance Bonus Plan will reward executive officers for achieving predetermined benchmarks in earnings per share, return on invested capital, and same store sales. The short-term incentive targets will once again work to ensure attention to operating efficiencies and same store sales, even as we undertake our growth initiatives. See "Fiscal 2009 Cash Bonus Opportunities" for additional information.

Awards outstanding under our long-term incentive plan currently consist of stock options, restricted stock, and restricted stock units. In future years, we may also make grants of other equity-based awards. The long-term incentive plan is designed to reward executives for increasing long-term shareholder value. This will be accomplished by the successful execution of the Company's growth initiatives, coupled with the consistent achievement of profitability goals. The long-term incentive plan will keep executive officers focused on both revenue and profit growth, and can potentially be a very significant source of compensation for executive officers in the long term, which encourages the retention of executive talent.

<u>How We Determine to Pay What We Pay</u>

Our cash compensation policy is based on:

- our long-standing philosophy of providing significant pay at risk;
- internal equity; and
- individual and corporate performance.

In setting base pay for our executive officers, we follow a practice which dates to the Company's inception. The Compensation Committee sets a level of base pay which is adequate to attract and retain the level of talent the Company requires. Exceptional corporate performance is rewarded through the annual bonus program and is not reflected in base pay. The Compensation Committee pays close attention to internal equity when it sets pay. In particular, it takes into account the relative value of its individual executive officer positions, as well as the value of the jobs immediately below the executive officer level. Periodically, the Compensation Committee references base pay practices at public companies of a similar size to help ensure base pay remains broadly within a competitive range. For 2009, our executive officers did not receive an increase in base pay.

In setting annual cash bonus opportunity, the Compensation Committee abides by the philosophy the Company has maintained since its founding. That is, cash bonuses might be equal to or in excess of base pay if corporate and/or individual performance reaches predetermined levels. Overall, our cash compensation practices reflect our long-held philosophy that annual cash compensation shall be substantially performance based.

Our Compensation Committee takes into account several factors in determining the level of long-term incentive opportunity to grant to our executive officers. In 2008, the Compensation Committee took the following factors into account:

- individual executive officer performance;
- the effect of equity compensation grants on earnings per share;
- each executive officer's portion of the total number of options being granted to employees in fiscal 2008; and
- the level of grants necessary to keep our executive officers focused, motivated, and engaged.

In considering the level of option grants required to keep our executive officers focused, motivated, and engaged the Compensation Committee periodically makes reference to equity compensation practices at similar-sized public companies. However, we do not determine grants by setting them at a particular percentile of the market range.

In February 2009, the Compensation Committee determined to realign the balance of short-term and long-term compensation for our executive officers by moving to an overall compensation package that is more heavily weighted to long-term incentive opportunity. The Compensation Committee believes that this will continue to provide a competitive compensation package to our executive officers while increasing the Company's retention of quality executives. As part of this shift to an overall compensation package more heavily weighted to long-term incentive opportunity, the Compensation Committee decided to grant restricted stock units to our executive officers in addition to stock options. A restricted stock unit entitles the recipient to receive a share of common stock after the applicable vesting period expires. Equity awards for our executive officers and key employees were granted on March 2, 2009, and each award was equally divided on a share basis between restricted stock units and stock options. The restricted stock units are not performance based and will vest in three equal annual installments beginning on March 2, 2010. The Compensation Committee believes that the introduction of restricted stock units will provide an additional tool to motivate and retain executive officer talent.

Policy for Allocating Between Long-Term and Annual Compensation

Our policy for allocating between long-term and annual compensation for our executive officers is as follows:

- We expect that in the long run the bulk of total compensation paid to executive officers will come from equity based long-term incentives. Executive officers will only enjoy rewards to the extent they create commensurate value for shareholders. This is consistent with our philosophy of utilizing executive compensation to create sustainable growth in shareholder value.
- We recognize that to create sustainable growth in shareholder value, increases in revenue and profitability are necessary in the near term. Accordingly, it is our intention to pay annual cash bonuses which have the potential to be equal to or greater than base pay. However, bonuses will only be paid to the extent short-term objectives are achieved or exceeded.
- Finally, we recognize that in order to attract and retain the kind of talent necessary to build shareholder value, we must pay competitive base salaries and benefits.

Benchmarking of Compensation

Our compensation philosophy does not include an effort to pay executive officers at a particular percentile of the market range. Accordingly, we did not select a group of peer companies with the intention of using their executive officer pay as a benchmark against which to set our compensation. As stated above, we take several factors into account in determining base pay, short-term incentive opportunity, and long-term incentive opportunity, including individual and corporate performance and internal equity.

Nevertheless, we understand that there are competitors for executive officer talent, and we find it useful to examine their pay practices from time to time. For purposes of determining long-term incentive grants, we looked at market practices in a wide variety of companies, both in and outside of our industry.

In February 2008, the Compensation Committee reviewed the compensation packages for Messrs. Snyder and Linneman. Each of these individuals was assigned substantial new responsibilities effective as of November 2007. As a result of the assignment of these new responsibilities, the Compensation Committee determined to raise Mr. Snyder's base compensation to $475,000 from $429,955 and his target bonus opportunity to $665,000 from $600,000. The Compensation Committee determined to raise Mr. Linneman's base pay to $400,000 from $325,000 and his target bonus opportunity to $560,000 from $500,000. In connection with this review, the Compensation Committee reviewed comparative market data for base pay, annual cash incentives, and annual equity awards for executives with similar roles at comparable companies in the retail industry.

In March 2008, we entered into a Retirement Transition and Consulting Agreement with Michael Callahan, our former Senior Vice President of Business Development and International Operations. See "Retirement of Michael Callahan" for additional information. In connection with Mr. Callahan's retirement, the Compensation Committee reviewed market data for post-employment compensation practices for executives with similar roles at comparable companies in the retail industry.

In July 2008, we granted retention awards to Messrs. Snyder and Linneman. See "2008 Retention Awards" for additional information. In connection with the grant of these retention awards, the Compensation Committee reviewed market practices in a wide variety of companies, both in and outside of our industry.

Long-Term Incentive Opportunity – Basis for Reward and Downside Risk

To date, the Compensation Committee has awarded stock options, restricted stock, and restricted stock units under our long-term incentive plan. The Compensation Committee may consider using other equity-based incentives in the future. Stock options, restricted stock, and restricted stock units bear a relationship to the achievement of our long-term goals in that they increase in value as our stock increases in value. Our executive officers are exposed to considerable downside risk through the shares of the Company they own outright.

The Compensation Committee carefully evaluates the cost of equity-based incentives it grants to our executive officers in terms of their impact on earnings per share. The Compensation Committee will continue to evaluate the cost of equity-based incentives against the benefits those vehicles are likely to yield in building sustainable growth in shareholder value.

Equity Grants and Market Timing

We have never granted equity awards in coordination with the release of material, non-public information, and we currently do not intend to adopt such a practice in the future. During fiscal 2008, 2007, and 2006, annual awards of stock options to our executive officers and key employees were made at the Compensation Committee's regularly scheduled meeting in May. In 2009, annual awards of stock options and restricted stock units to our executive officers and key employees were made at the Compensation Committee's regularly scheduled meeting in March. Equity awards were granted earlier in 2009 to allow equity award grant information to be communicated to employees in connection with 2009 bonus information. We expect that future equity awards will be made at approximately the same time of year as our 2009 equity awards. Exceptions would include grants made to key hires, grants made as a result of promotions, and other extraordinary circumstances.

We have properly accounted for all of our equity awards. As a public company, we have never awarded options and set the exercise price at any price less than the fair market value of our stock on the grant date.

Specific Forms of Compensation and the Role of Compensation Committee Discretion

In the past, the Compensation Committee has retained the discretion to review executive officer base pay and make increases based on general performance and market norms. In addition, the Compensation Committee has retained the discretion to make long-term incentive grants based on several factors detailed in this Compensation Discussion and Analysis. The Compensation Committee intends to retain the discretion to make decisions about executive officer base compensation and long-term incentive grants without predetermined performance goals or metrics.

The Compensation Committee retains its right to make future grants of options, restricted stock, restricted stock units, or other equity compensation subject to performance goals. It has not been determined whether it would exercise discretion to increase or reduce the size of an award or payout if the performance goals are met, or pay all or any portion of an award or payout despite the performance goals not being met.

Commencing in 2007, the Compensation Committee established predetermined targets and criteria for the payment of the annual short-term incentive to our executive officers. The Performance Bonus Plan specifically provides that the Compensation Committee may set performance objectives, performance criteria, and levels of bonus opportunity each year. The targets and criteria for 2008 and 2009 are spelled out more particularly below. The predetermined targets and criteria for fiscal 2008 and 2009 consist of corporate financial objectives for each executive officer. The relative weight of the corporate financial objectives as a whole is set at the beginning of the annual performance period. The Compensation Committee retains discretion to make downward adjustments to the bonuses yielded by the corporate financial objectives, but cannot make upward adjustments. In addition, the Compensation Committee may pay discretionary cash bonuses that are not based upon the achievement of predetermined targets or criteria.

Retirement of Michael Callahan

Mr. Callahan retired as our Senior Vice President of Business Development and International Operations as of May 17, 2008. At our request, Mr. Callahan agreed to be a consultant to the Company for no less than 24 months and up to 30 months following his retirement. Under the terms of a Retirement Transition and Consulting Agreement, we have agreed to pay Mr. Callahan a monthly consulting fee of $60,798 and have paid various other one-time fees totaling $99,074. In addition, 3,670 unvested options that Mr. Callahan had been granted pursuant to our 2004 Stock Plan became vested upon Mr. Callahan's retirement. We entered into the Retirement Transition and Consulting Agreement to facilitate a smooth and orderly transition of Mr. Callahan's duties and responsibilities upon his retirement, and to assure access to Mr. Callahan's unique and valuable services following his retirement. Mr. Callahan has agreed to not compete with us during the time he is serving as a consultant.

2008 Retention Awards

On July 7, 2008, the Compensation Committee approved special cash retention awards for Messrs. Snyder and Linneman. These awards are payable 50% as of January 7, 2010, and 50% as of January 7, 2011. The right to receive each payment of the cash retention award is contingent on Messrs. Snyder's and Linneman's continuous employment with the Company through the applicable payment date. The total amount of the cash retention award for Mr. Snyder is $316,667, and the total amount of the cash retention award for Mr. Linneman is $266,667.

In addition to the cash retention awards, on July 7, 2008, the Committee approved the grant of 60,433 shares of restricted stock to Mr. Snyder and 50,891 shares of restricted stock to Mr. Linneman under the Company's long-term incentive plan. The restricted stock awards vest with respect to one-third of the restricted stock on each of the third, fourth, and fifth anniversaries of the grant date. The right to receive each one-third of the restricted stock award is contingent on Messrs. Snyder's and Linneman's continuous employment with the Company through the applicable vesting dates.

The purpose of the cash retention and restricted stock awards is to maintain the stability of the Company's leadership team by providing an additional incentive for Messrs. Snyder and Linneman to remain with the Company during the periods that the awards vest. The Company believes the awards are an important component of the compensation packages for Messrs. Snyder and Linneman at a time when the Company is seeking to ensure a stable management team and build sustainability within the organization.

Fiscal 2008 Cash Bonus Opportunities

In February 2008, the Compensation Committee set the targets and criteria for the fiscal 2008 cash bonus opportunities for our named executive officers pursuant to our Performance Bonus Plan. The following table sets forth the fiscal 2008 floor, threshold, target, and maximum cash bonus opportunity for each of our named executive officers.

	Floor Bonus	**Threshold Bonus**	**Target Bonus**	**Maximum Bonus**
Dennis Highby	$500,000	$ 1,000,000	$2,000,000	$3,000,000
Ralph W. Castner	$125,000	$ 250,000	$ 500,000	$ 750,000
Patrick A. Snyder	$166,250	$ 332,500	$ 665,000	$ 997,500
Brian J. Linneman	$140,000	$ 280,000	$ 560,000	$ 840,000
Joseph M. Friebe	$100,000	$ 200,000	$ 400,000	$ 600,000

As discussed under the heading "Retirement of Michael Callahan," Mr. Callahan retired as Senior Vice President of Business Development and International Operations as of May 17, 2008. Because of his retirement, Mr. Callahan was not eligible for a fiscal 2008 bonus.

For fiscal 2008, each named executive officer's target cash bonus opportunity was based upon the achievement of corporate financial objectives relating to earnings per share and same store sales. For fiscal 2008, 75% of each named executive officer's target cash bonus opportunity was based on earnings per share and 25% was based on same store sales. The named executive officers received no payment for a metric unless the Company achieved the floor corporate financial objective for that metric. In addition, the named executive officers received no payment for either of the corporate financial objectives unless the floor corporate financial objective for earnings per share was achieved. The corporate financial objectives for fiscal 2008 are set forth below.

Corporate Financial Objectives	**Floor**	**Threshold**	**Target**	**Maximum**
Earnings Per Share	$1.36	$1.41	$1.46	$1.51
Same Store Sales	-2%	-1%	0%	1%

For fiscal 2008, the Company earned $1.14 per diluted share and same store sales declined 3.7%. Since the floor levels for both corporate financial objectives were not met, no fiscal 2008 cash bonuses were paid to our named executive officers.

Transition of President and Chief Executive Officer

As previously announced, Mr. Millner has been elected our President and Chief Executive Officer and Mr. Highby has been elected a Vice Chairman effective April 6, 2009. In connection with these elections, we entered into employment agreements with Messrs. Millner and Highby. See "Employment Agreements" for additional information.

Fiscal 2009 Cash Bonus Opportunities

In March 2009, the Compensation Committee set the targets and criteria for the fiscal 2009 cash bonus opportunities for our named executive officers under the Performance Bonus Plan. The following table sets forth the fiscal 2009 floor, threshold, target, and maximum cash bonus opportunity for each of our named executive officers.

	Floor Bonus	Threshold Bonus	Target Bonus	Maximum Bonus
Dennis Highby	$ 90,241	$180,481	$360,962	$577,539
Ralph W. Castner	$ 77,625	$155,250	$310,500	$485,156
Patrick A. Snyder	$ 95,000	$190,000	$380,000	$593,750
Brian J. Linneman	$ 80,000	$160,000	$320,000	$500,000
Joseph M. Friebe	$ 53,820	$107,640	$215,280	$336,375

Mr. Highby's cash bonus opportunity for fiscal 2009 was pro-rated through June 30, 2009, because of his transition from President and Chief Executive Officer to a Vice Chairman. Mr. Millner has the following cash bonus opportunities for fiscal 2009: Floor Bonus, $150,000; Threshold Bonus, $300,000; Target Bonus, $600,000; and Maximum Bonus, $960,000. Mr. Millner's cash bonus opportunity for fiscal 2009 was pro-rated from March 31, 2009, in connection with his election as President and Chief Executive Officer.

In March 2009, the Compensation Committee determined that each named executive officer's and Mr. Millner's target cash bonus opportunity for fiscal 2009 will be based upon the achievement of corporate financial objectives relating to earnings per share and return on invested capital. The Compensation Committee also determined the relative weights of each of the metrics which make up the corporate financial objectives. The Compensation Committee determined that 50% of each named executive officer's and Mr. Millner's target cash bonus opportunity will be based on earnings per share and 50% will be based on return on invested capital. The named executive officers and Mr. Millner will receive no payment for a metric unless the Company achieves the floor corporate financial objective for that metric. In addition, the named executive officers and Mr. Millner will receive no payment for either of the corporate financial objectives unless the floor corporate financial objective for earnings per share is achieved.

Furthermore, each named executive officer and Mr. Millner will be eligible for an additional bonus equal to 25% of their base pay based upon the achievement of a corporate financial objective relating to same store sales. The following table sets forth the fiscal 2009 additional cash bonus opportunity for each of our named executive officers.

	Additional Bonus
Dennis Highby	$ 90,241
Ralph W. Castner	$ 97,031
Patrick A. Snyder	$ 118,750
Brian J. Linneman	$ 100,000
Joseph M. Friebe	$ 67,275

Mr. Highby's additional cash bonus opportunity for fiscal 2009 was pro-rated through June 30, 2009, because of his transition from President and Chief Executive Officer to a Vice Chairman. Mr. Millner's fiscal 2009 additional cash bonus opportunity is $150,000 and was pro-rated from March 31, 2009, in connection with his election as President and Chief Executive Officer.

The named executive officers and Mr. Millner will receive no additional payment for the corporate financial objective relating to same store sales unless the floor corporate financial objective for earnings per share is achieved.

In 2009, we plan to continue to grow by adding one additional retail store and taking steps to expand our direct business and customer loyalty programs. We view this growth as key to the creation of sustainable long-term shareholder value. Nevertheless, we believe that growth must be profitable. Accordingly, the metrics for the 2009 cash bonus opportunities under the Performance Bonus Plan are designed to keep our executive officers and Mr. Millner focused on operating efficiencies and same store sales, even as we undertake our growth initiatives.

Earnings per share has been chosen as a metric to help assure that compensation is proportional to the return on investment earned by shareholders. For purposes of the fiscal 2009 cash bonus opportunities, earnings per share will be measured on a diluted basis by dividing our net income by the sum of the weighted average number of shares outstanding during the period. Excluded from the earnings per share calculation will be (1) any losses on sales of assets, (2) any impairment charges or fixed asset writedowns, (3) any acceleration of depreciation charges caused by impairment of economic development bonds, and (4) any changes in the allowance for loan losses at World's Foremost Bank (all after tax).

Return on invested capital is a non-GAAP financial metric that measures how effectively our management is able to allocate capital. For purposes of the fiscal 2009 cash bonus opportunities, return on invested capital will be measured by dividing our adjusted income by average total capital invested in our business. Adjusted income will be calculated by adding interest expense, rent expense, and retail segment depreciation and amortization (all after tax) to our net income and by excluding (1) any losses on sales of assets, (2) any impairment charges or fixed asset writedowns, and (3) any acceleration of depreciation charges caused by impairment of economic development bonds, and (4) any changes in the allowance for loan losses at World's Foremost Bank (all after tax). Total capital will be calculated by adding current maturities of long-term debt, deferred compensation, operating leases capitalized at eight times next year's annual minimum lease payments, and total stockholders' equity to our long-term debt (excluding long- and short-term time deposits held by World's Foremost Bank) and then subtracting cash and cash equivalents (excluding cash and cash equivalents held by World's Foremost Bank). Average total capital will be calculated as the sum of current and prior year ending total capital divided by two.

Same store sales measure how the retail stores in our same store sales base are contributing to our total revenue. For purposes of the fiscal 2009 cash bonus opportunities, a store will be included in our same store sales base on the first day of the month following the fifteen month anniversary of its opening or expansion by more than 25%.

Following the completion of fiscal 2009, the Compensation Committee will assess the performance of the Company for each metric to determine the fiscal 2009 cash bonuses payable to our named executive officers and Mr. Millner. The actual bonuses payable for fiscal 2009, if any, will vary depending on the extent to which actual Company performance meets, exceeds, or falls short of the corporate financial objectives approved by the Compensation Committee.

How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officers' Individual Performance and Contribution

We are engaged in a concerted strategic effort to increase revenue, profit, and operating efficiency. Our executive officers work as a team to accomplish these goals. Their base pay, annual bonus opportunity, and respective long-term incentive opportunity reflect their individual contribution to the Company and market practices. For 2008, the extent to which individual short-term incentive bonuses were paid depended on the extent to which corporate financial objectives were met. Since the floor levels for both corporate financial objectives were not met, no fiscal 2008 cash bonuses were paid to our named executive officers.

The executive officers received option grants in May 2008 that vest over a three-year period. The amount of each individual grant reflects the Compensation Committee's assessment of each individual's contribution. As of the end of fiscal 2008, none of the May 2008 option grants were in the money.

Policies and Decisions Regarding Adjustment or Recovery of Awards or Payments if Relevant Performance Measures are Restated or Adjusted

This has not occurred since we became a public company or before that time. We expect that we would take steps legally permissible to adjust or recover awards or payments in the event relevant performance measures upon which they were based were restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Impact that Amounts Received or Realizable From Previously Earned Compensation Have on Other Compensation

We maintain no compensation plans or programs where gains from prior compensation would directly influence amounts currently earned. The only factor where gains from prior awards are considered is where the Compensation Committee determines the appropriate size of long-term incentive grants.

The Basis for a Change of Control Triggering Payment

We have entered into agreements containing change in control severance provisions with our executive officers and certain members of senior management. Payments to our executive officers under these agreements are strictly tied to both a change in control and termination of employment. Under these agreements, if any of our executive officers are terminated without cause or resign for good reason within twenty-four months of certain transactions resulting in a change in control, then the executive officer will be entitled to receive certain severance benefits. The reasons for the change in control provisions are the same for us as in most companies in most industries. Executive officers should be free to act in the best interests of shareholders when considering a sale without undue focus on their own job security. Additional information concerning these agreements and the potential payments due under these agreements can be found below in the section titled "Management Change of Control Severance Agreements."

Impact of Accounting and Tax Treatment on Various Forms of Compensation

We take the impact of accounting and tax treatment on each particular form of compensation into account. Our incentive payments under the Performance Bonus Plan are designed so that they are deductible under Section 162(m) of the Internal Revenue Code, and our Management Change of Control Severance Agreements allow for a tax "gross-up" in the event there is a change in control, termination of employment, and excise taxes pursuant to 280G and related sections of the Code. The Performance Bonus Plan specifically provides that the Compensation Committee can take action which it deems necessary or appropriate to avoid or limit the imposition of an additional tax which could be imposed under Section 409A of the Internal Revenue Code. We closely monitor the accounting and tax treatment of our equity compensation plans, and in making future grants, we expect to take the accounting and tax treatment into account.

Stock Ownership Requirements and Policies Regarding Hedging Risk of Stock Ownership

Since a significant ownership stake in the Company by its directors and executive officers leads to a stronger alignment of interests with shareholders, the Board has established minimum stock ownership and retention guidelines that apply to non-employee directors and executive officers.

- Non-employee directors are required to own Company stock equal in value to three times their annual cash retainer for Board service (any annual cash retainers for service as a Board Committee Chairman or member, or for service as Lead Director, are not factored into this calculation).
- The Chief Executive Officer is required to own stock equal in value to five times his base pay.
- Senior Vice Presidents and the Chief Financial Officer are required to own stock equal in value to three times their annual base pay.
- All other executive officers are required to own stock equal in value to two times their annual base salary.

Non-employee directors have until five years after election or appointment as a non-employee director to attain these ownership levels.

Executive officers have until five years after appointment as an executive officer to obtain 50% of these stock ownership levels, and until ten years after appointment as an executive officer to obtain 100% of these stock ownership levels.

Until such time as a non-employee director or executive officer satisfies the stock ownership guidelines, the non-employee director or executive officer is required to hold 100% of the shares received upon the exercise of stock options and upon the vesting of any restricted stock, in each case net of the shares sold to pay the exercise price and any taxes due upon exercise or vesting.

An exception may be made in the case of a non-employee director. Upon the request of a non-employee director, the Board will consider if modification of the stock ownership and retention guidelines for the non-employee director is appropriate in view of the non-employee director's personal circumstances.

Our executive officers and directors are not allowed to make a short sale of stock, which we define as any transaction whereby one may benefit from a decline in our stock price.

The Role of Executive Officers in Determining Compensation

Regarding most compensation matters, including executive compensation, our CEO and our Vice President and Chief Human Resources Officer provide recommendations to the Compensation Committee. During 2008, our CEO and our Vice President and Chief Human Resources Officer provided the Compensation Committee recommendations regarding annual base pay increases, bonus amounts, performance criteria, equity awards, and overall compensation strategy for our executive officers. Also during 2008, our CEO and our Vice President and Chief Human Resources Officer supplied the Compensation Committee with recommendations in connection with Mr. Callahan's Retirement Transition and Consulting Agreement and the retention awards for Messrs. Snyder and Linneman. Although the Compensation Committee considers information and recommendations presented by our executive officers, it makes executive officer compensation decisions independent of the Company's management.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing Compensation Committee Report for 2008 is provided by the undersigned members of the Compensation Committee.

Michael R. McCarthy (Chairman)
Reuben Mark

Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers for the fiscal year ended December 27, 2008, and, to the extent an officer was a named executive officer in the prior two fiscal years, for the fiscal years ended December 29, 2007, and December 30, 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Dennis Highby, President and Chief Executive Officer	2008	$716,290	—	—	$443,330	—	—	$ 13,800	$1,173,420
	2007	$691,320	$ 999,550	—	$253,586	—	—	$ 13,000	$1,957,456
	2006	$665,450	$1,825,500	—	$373,932	—	$ 2,157	$ 13,000	$2,880,039
Ralph W. Castner, Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank	2008	$373,558	—	—	$173,584	—	—	$ 13,800	$ 560,942
	2007	$362,796	$ 255,488	—	$110,801	—	—	$ 8,000	$ 737,085
	2006	$319,630	$ 463,000	—	$110,019	—	$18,918	$ 8,000	$ 919,567
Patrick A. Snyder, Senior Vice President of Merchandising, Marketing, and Retail Operations	2008	$464,605	—	$63,334	$194,570	—	—	$ 13,800	$ 736,309
	2007	$426,139	$ 300,425	—	$108,489	—	—	$ 13,000	$ 848,053
	2006	$410,192	$ 550,500	—	$ 68,027	—	$ 615	$ 13,000	$1,042,334
Michael Callahan, Retired Senior Vice President of Business Development and International Operations	2008	$253,839	—	—	$139,537	—	—	$538,460	$ 931,836
	2007	$436,061	$ 300,425	—	$108,489	—	—	$ 13,000	$ 857,975
	2006	$418,540	$ 550,500	—	$ 68,027	—	$ 580	$ 13,000	$1,050,647
Brian J. Linneman, Senior Vice President of Global Supply Chain and Operations	2008	$384,192	—	$53,334	$195,304	—	—	$ 13,800	$ 646,630
	2007	$311,951	$ 255,488	—	$110,141	—	—	$ 8,000	$ 685,580
	2006	$266,358	$ 463,000	—	$100,121	—	$ 410	$ 8,000	$ 837,889
Joseph M. Friebe, Vice President, and President and Chief Executive Officer of World's Foremost Bank	2008	$267,000	—	—	$115,325	—	—	$ 13,800	$ 396,125

(1) For Mr. Callahan only, 2008, 2007, and 2006 includes $14,056, $9,922, and $8,348, respectively, of vacation sold back to the Company at 75% of value in accordance with the Company's standard vacation policy.

(2) For 2007 and 2006, for each of the named executive officers, includes bonuses paid under our short-term cash incentive plan and a $300 Christmas bonus. For 2007, includes the following 401(k) Plan matching contributions paid outside the plan due to plan contribution limits: Mr. Highby, $500; Mr. Castner, $5,500; Mr. Snyder, $500; Mr. Callahan, $500; and Mr. Linneman, $5,500. For 2006, includes the following 401(k) Plan matching contributions paid outside the plan due to plan contribution limits: Mr. Highby, $200; Mr. Castner, $5,200; Mr. Snyder, $200; Mr. Callahan, $200; and Mr. Linneman, $5,200.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R").

(4) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R, and thus includes amounts from awards granted in the current year and prior years. Refer to Note 18 "Stock Based Compensation and Stock Option Plans" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 25, 2009, for the relevant assumptions used to determine the valuation of our option awards.

(5) Consists of above-market interest on deferred compensation. Effective January 1, 2007, the Company's deferred compensation plan was amended to provide that the Company shall not pay any above-market interest on deferred compensation amounts to any of the Company's named executive officers.

(6) Consists of 401(k) Plan matching contributions for each of the named executive officers. For Mr. Callahan only, 2008 includes consulting fees of $425,586 and various other one-time fees totaling $99,074 paid to him pursuant to his Retirement Transition and Consulting Agreement.

Grants of Plan-Based Awards

The following table sets forth, as to our named executive officers, information concerning equity awards and awards granted under our Performance Bonus Plan during the fiscal year ended December 27, 2008.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Floor ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Dennis Highby	Annual Option	05/22/08	—	—	—	—	—	100,000	$15.25	$551,710
	Annual Cash	—	$500,000	$1,000,000	$2,000,000	$3,000,000	—	—	—	—
Ralph W. Castner	Annual Option	05/13/08	—	—	—	—	—	30,000	$15.25	$165,099
	Annual Cash	—	$125,000	$ 250,000	$ 500,000	$ 750,000	—	—	—	—
Patrick A. Snyder	Annual Option	05/13/08	—	—	—	—	—	50,000	$15.25	$275,165
	Annual Cash	—	$166,250	$ 332,500	$ 665,000	$ 997,500	—	—	—	—
	Restricted Stock	07/07/08	—	—	—	—	60,433	—	—	$633,338
Michael Callahan	—	—	—	—	—	—	—	—	—	—
Brian J. Linneman	Annual Option	05/13/08	—	—	—	—	—	50,000	$15.25	$275,165
	Annual Cash	—	$140,000	$ 280,000	$ 560,000	$ 840,000	—	—	—	—
	Restricted Stock	07/07/08	—	—	—	—	50,891	—	—	$533,338
Joseph M. Friebe	Annual Option	05/13/08	—	—	—	—	—	25,000	$15.25	$137,583
	Annual Cash	—	$100,000	$ 200,000	$ 400,000	$ 600,000	—	—	—	—

(1) Reflects the grant date fair value of stock and option awards in accordance with FAS 123R. Refer to Note 18 "Stock Based Compensation and Stock Option Plans" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 25, 2009, for the relevant assumptions used to determine the valuation of our option awards.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding stock option awards, classified as exercisable or unexercisable, and stock awards for each of our named executive officers as of December 27, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dennis Highby	238,550	—	—	$ 20.00	05/01/2014				
	40,000	—	—	$ 20.00	04/14/2015				
	16,000	24,000 (1)	—	$ 19.35	05/09/2016	—	—	—	—
	33,334	66,666 (4)	—	$ 22.37	05/15/2015				
	—	100,000 (6)	—	$ 15.25	05/22/2016				
Ralph W. Castner	22,020	7,340 (2)	—	$ 5.76	07/13/2010				
	25,282	17,274 (2)	—	$ 9.13	07/27/2011				
	18,758	4,746 (2)	—	$ 9.13	07/27/2011				
	29,360	7,340 (3)	—	$ 13.34	05/01/2014				
	5,872	1,468 (3)	—	$ 20.00	05/01/2014	—	—	—	—
	20,000	—	—	$ 20.00	04/14/2015				
	11,000	16,500 (1)	—	$ 19.35	05/09/2016				
	11,667	23,333 (4)	—	$ 22.37	05/15/2015				
	—	30,000 (6)	—	$ 15.25	05/13/2016				
Patrick A. Snyder	18,350	—	—	$ 13.34	05/01/2014	60,433	$392,815		
	20,000	—	—	$ 20.00	04/14/2015				
	11,000	16,500 (1)	—	$ 19.35	05/09/2016				
	11,667	23,333 (4)	—	$ 22.37	05/15/2015			—	—
	—	50,000 (6)	—	$ 15.25	05/13/2016				
Michael Callahan	18,350	—	—	$ 13.34	05/17/2009				
	20,000	—	—	$ 20.00	05/17/2009				
	11,000	—	—	$ 19.35	05/17/2009	—	—	—	—
	11,667	—	—	$ 22.37	05/17/2009				
Brian J. Linneman	7,340	1,835 (2)	—	$ 5.76	07/13/2010	50,891	$330,792		
	7,340	3,670 (2)	—	$ 9.13	07/27/2011				
	22,020	16,515 (2)	—	$ 10.11	07/02/2012				
	29,360	7,340 (3)	—	$ 13.34	05/01/2014				
	20,000	—	—	$ 20.00	04/14/2015			—	—
	11,000	16,500 (1)	—	$ 19.35	05/09/2016				
	11,667	23,333 (4)	—	$ 22.37	05/15/2015				
	—	50,000 (6)	—	$ 15.25	05/13/2016				
Joseph M. Friebe	3,670	3,670 (2)	—	$ 5.76	07/13/2010				
	7,340	1,835 (3)	—	$ 13.34	05/01/2014				
	15,000	—	—	$ 20.00	04/14/2015				
	8,000	12,000 (1)	—	$ 19.35	05/09/2016	—	—	—	—
	6,667	13,333 (4)	—	$ 22.37	05/15/2015				
	—	25,000 (6)	—	$ 15.25	05/13/2016				

(1) Options vest at a rate of 20% per year beginning on May 9, 2007, and have a ten-year term.

(2) Options vest at a rate of 10% per year beginning on the date of grant and an additional 10% each January 1st thereafter.

(3) Options vest at a rate of 20% per year beginning on January 1, 2005, and have a ten-year term.

(4) Options vest in three equal annual installments beginning on May 15, 2008, and have an eight-year term.

(5) Options vest in three equal annual installments beginning on May 22, 2009, and have an eight-year term.

(6) Options vest in three equal annual installments beginning on May 13, 2009, and have an eight-year term.

(7) Market value of shares calculated by multiplying $6.50, the closing price of our common stock on December 26, 2008, the last business day of fiscal 2008, by the number of shares.

Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options by our named executive officers during the fiscal year ended December 27, 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dennis Highby	—	—	—	—
Ralph W. Castner	29,360	$62,830	—	—
Patrick A. Snyder	29,360	$55,490	—	—
Michael Callahan	—	—	—	—
Brian J. Linneman	29,360	$ 9,689	—	—
Joseph M. Friebe	28,443	$92,569	—	—

Nonqualified Deferred Compensation

The following table sets forth earnings, distributions, and balances for each of our named executive officers under our nonqualified deferred compensation plan for the fiscal year ended December 27, 2008. Our nonqualified deferred compensation plan was frozen as of December 31, 2004, and no new money is allowed to be contributed to the plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Dennis Highby	—	—	—	—	—
Ralph W. Castner	—	—	$26,490	$27,300	$506,666
Patrick A. Snyder	—	—	$ 35	—	$ 685
Michael Callahan	—	—	—	—	—
Brian J. Linneman	—	—	$ 118	—	$ 2,300
Joseph M. Friebe	—	—	—	—	—

Equity Compensation Plan Information as of Fiscal Year-End

The following table summarizes, as of fiscal year-end 2008, information about our compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,283,250	$17.08	2,740,324 (1)
Equity compensation plans not approved by security holders	—	—	—
Total	5,283,250	$17.08	2,740,324 (1)

(1) Of these shares, 1,198,656 remain available for future issuance under our Employee Stock Purchase Plan and 1,541,668 remain available for future issuance under our 2004 Stock Plan.

Employment Agreements

In January 2004, we entered into an employment agreement with Mr. R. Cabela. Mr. R. Cabela agreed to serve in the executive position of Chairman of our Company. Under the employment agreement, Mr. R. Cabela currently receives an annual base salary of $283,184 and is precluded from participating in any of our incentive compensation programs. During 2008, we also provided Mr. R. Cabela personal use of our aircraft at an aggregate incremental cost to us of $51,759. The aggregate incremental cost of Mr. R. Cabela's personal travel on our aircraft is based on our variable cost per hour of operating the aircraft multiplied by the number of hours of personal travel. We may terminate Mr. R. Cabela's employment agreement without cause upon 180 days written notice. We may terminate Mr. R. Cabela's employment agreement at any time for cause. Mr. R. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. R. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. R. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. R. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. R. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of the Company.

In January 2004, we entered into an employment agreement with Mr. J. Cabela. Mr. J. Cabela agreed to serve in the executive position of Vice Chairman of our Company. Under the employment agreement, Mr. J. Cabela currently receives an annual base salary of $288,963 and is precluded from participating in any of our incentive compensation programs. We may terminate Mr. J. Cabela's employment agreement without cause upon 180 days written notice. We may terminate Mr. J. Cabela's employment agreement at any time for cause. Mr. J. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. J. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. J. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. J. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. J. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of the Company.

On March 18, 2009, in connection with Mr. Highby's April 6, 2009, transition from President and Chief Executive Officer to a Vice Chairman, we entered into an employment agreement with Mr. Highby. The employment agreement runs through March 31, 2014. Under the employment agreement, Mr. Highby will receive an annual base salary of $721,924 through June 30, 2009. For fiscal 2009, Mr. Highby is eligible for a contingent target bonus of 100% of his 2009 base salary through June 30, 2009, and a maximum bonus of 160% of his 2009 base salary through June 30, 2009. Any fiscal 2009 bonus is contingent upon our achievement of certain pre-established, objective performance metrics. From July 1, 2009, through March 31, 2014, Mr. Highby will receive an annual base salary of $288,963 plus annual consulting fees of $200,000. In addition, under the employment agreement, contingent upon Mr. Highby's successful transition of his President and Chief Executive Officer duties, as determined by the Compensation Committee of the Board in its sole discretion, Mr. Highby will be entitled to a one-time successful transition restricted stock unit award equal to $288,963. Such award, if any, will be made no later than March 2010. If we terminate Mr. Highby without cause or Mr. Highby resigns for good reason or as a result of death or disability during the term of the employment agreement, then Mr. Highby would be entitled to (i) accrued and unpaid obligations (including base salary and unreimbursed business expenses); (ii) severance equal to the amount of base salary and bonus Mr. Highby would have received through the end of the term of the employment agreement; and (iii) accelerated vesting of outstanding equity awards.

On March 13, 2009, in connection with Mr. Millner's April 6, 2009, election as our President and Chief Executive Officer and a director, we entered into an employment agreement with Mr. Millner. The employment agreement has a three-year term. Under the employment agreement, Mr. Millner receives an annual base salary of not less than $800,000. For fiscal 2009, Mr. Millner is eligible for a contingent target bonus of 100% of his 2009 base salary and a maximum bonus of 160% of his 2009 base salary. Any fiscal 2009 bonus is contingent upon our achievement of certain pre-established, objective performance metrics and will be pro-rated from March 31. In addition, pursuant to the employment agreement, on March 13, 2009, we granted Mr. Millner 92,166 initial restricted stock units, 46,083 annual restricted stock units, and options to purchase 111,720 shares of our common stock at the exercise price of $8.68 per share. The restricted stock units and stock options vest as to one-third of the shares underlying the awards on March 13, 2010, March 13, 2011, and March 13, 2012. The stock options expire on March 13, 2017. If we terminate Mr. Millner without cause or Mr. Millner resigns for good reason during the term of the employment agreement, then Mr. Millner would be entitled to (i) accrued and unpaid obligations (including base salary and unreimbursed business expenses); (ii) severance equal to the lesser of two years' base salary or the amount of base salary Mr. Millner would have received through the end of the three-year term of the Employment Agreement; provided, however, that the severance shall not be less than one year's base salary; (iii) accelerated vesting of outstanding equity awards; and (iv) a pro-rated bonus based on our achievement of applicable business performance objectives.

Potential Payments Upon Termination or Change in Control

Management Change of Control Severance Agreements

We have entered into agreements containing change in control severance provisions with our named executive officers and Mr. Millner. The terms of these agreements are substantially similar for each of our named executive officers and Mr. Millner. Under these agreements, if any of our named executive officers or Mr. Millner are terminated without cause or resign for good reason within twenty-four months of certain transactions resulting in a change in control, then they would be entitled to receive severance benefits equal to two years' base salary and bonus, payable in a lump sum, and insurance benefits. The bonus element would be equal to the average of the last two incentive bonuses paid. Severance benefits are not payable if employment is terminated due to disability, retirement, or death.

Each of these agreements also provides that to the extent any of the payments under the agreements would exceed the limitation of Section 280G of the Internal Revenue Code, or the Code, such that an excise tax would be imposed under Section 4999 of the Code, the executive would receive an additional "gross-up" payment to indemnify him for the effect of such excise tax. In addition, any unvested stock options, restricted stock, or restricted stock units owned by such an executive, that did not vest upon the change in control pursuant to the terms of the applicable plan, would become fully vested and any non-competition and non-solicitation agreements we have with such an executive would automatically terminate. All confidentiality provisions, however, would remain in place.

Generally, pursuant to these agreements, a "change in control" is deemed to occur upon:

- any acquisition (other than directly from the Company) of more than 50% of the combined voting power of the Company's then outstanding voting securities by any "person" as defined in the Securities Exchange Act of 1934;
- the consummation of a sale or other disposition of all or substantially all of the assets of the Company, except for a sale after which the Board does not change;
- any merger, consolidation, or reorganization of the Company, unless the prior shareholders continue to own at least 51% of the outstanding equity interests of the Company;
- a complete liquidation or dissolution of the Company; or
- election of a Board at least a majority of which is not made up of directors as of the date of the change of control agreements or individuals approved by such directors.

In addition, under Mr. Friebe's agreement, a change of control includes change of control events similar to the first four listed above involving World's Foremost Bank.

Generally, pursuant to these agreements, "good reason" is deemed to exist when there is a:

- material modification of the executive's responsibilities, title, authority, or reporting responsibilities;
- material reduction in the executive's base salary or the potential benefits available to the executive under the Company's incentive compensation agreements;
- failure by the Company to continue to provide benefits substantially similar to those enjoyed by the executive prior to the change in control under the Company's employee benefit, life insurance, medical, health and accident, or disability plans; or
- change in the executive's principal place of employment by a distance in excess of 100 miles.

Generally, pursuant to these agreements, "cause" includes:

- the executive being charged with a felony;
- fraud, embezzlement, or theft by the executive relating to the Company;
- gross negligence (i.e., actions in bad faith, not merely an error in judgment) of the executive which is materially detrimental to the Company's business; or
- failure by the executive to fulfill his duties as an employee of the Company that have not been remedied within 30 days after written notice of such failure or repeated failure to fulfill the same duties after having received two notifications regarding such failure from the Company.

If a change in control had taken place on December 26, 2008, the last business day of fiscal 2008, and our named executive officers were terminated without cause or resigned for good reason as of such date, the estimated severance payments and benefits that would have been provided are as follows.

Name	Lump Sum Cash Payment ($)	Value of 18 Months Coverage for Health and Dental Insurance ($)(1)	Value of 24 Months Coverage for Life and Disability Insurance ($)(1)	Maximum Value of Accelerated Vesting of Stock Options ($)(2)	Maximum Value of Accelerated Vesting of Restricted Stock $(3)	Gross-up Payment ($)	Total ($)
Dennis Highby	$4,267,598	$18,635	$1,506	—	—	—	$4,287,739
Ralph W. Castner	$1,483,438	$18,635	$1,506	$5,432	—	—	$1,509,011
Patrick A. Snyder	$1,799,625	$18,635	$1,506	—	$392,815	—	$2,212,581
Michael Callahan (4)	—	—	—	—	—	—	—
Brian J. Linneman	$1,507,188	$18,635	$1,506	$1,358	$330,792	—	$1,859,479
Joseph M. Friebe	$1,147,950	$18,635	$1,506	$2,716	—	—	$1,170,807

(1) The health, dental, life, and disability insurance payments are calculated based on the current per employee pro rata costs accrued each month and any premiums payable to third party carriers.

(2) The maximum value of accelerated vesting of stock options was calculated by multiplying the number of shares underlying unvested options by the closing price of our common stock on December 26, 2008, and then deducting the aggregate exercise price.

(3) The maximum value of accelerated vesting of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by the closing price of our common stock on December 26, 2008.

(4) Mr. Callahan retired on May 17, 2008, and therefore is no longer eligible for severance payments under his management change of control severance agreement.

1997 Stock Option Plan and 2004 Stock Plan

In addition to our management change of control severance agreements, we have granted stock options to our named executive officers under our 1997 Stock Option Plan (the "1997 Plan") and our 2004 Stock Plan. In addition, we have granted restricted stock to certain of our named executive officers under our 2004 Stock Plan. The 1997 Plan and 2004 Stock Plan both contain certain change in control provisions. In the event of a change in control, the change in control provisions contained in these plans would operate independently of those contained in our management change of control severance agreements described above. If cash payments were made or option and restricted stock vesting was accelerated under these plans as described below, our named executive officers would not receive the value of accelerated vesting of stock options and restricted stock listed in the table above under their management change of control severance agreements. In other words, the cash payments or accelerated vesting of stock options and restricted stock described below would be in lieu of the value of accelerated vesting of stock options and restricted stock listed in the table above.

1997 Stock Option Plan. In the event of a change in control (as defined in the 1997 Plan), each outstanding option under the 1997 Plan would be canceled in return for a cash payment per share of common stock subject to that option (whether or not the option is otherwise at that time vested and exercisable for all the option shares) equal to the highest price per share paid for our common stock in effecting that change in control less the option exercise price payable per share under the canceled option. If a change in control had taken place on December 26, 2008, the cash payment to each named executive officer for each outstanding option granted under the 1997 Plan would have been as follows using the closing price of our common stock on such date.

	1997 Stock Option Plan				
Name	**Number of Securities Underlying Outstanding Options (#)(1)**	**Closing Price of Common Stock on Dec. 26, 2008 ($)(2)**	**Option Exercise Price ($)(3)**	**Cash Payment ($)(2) minus (3) times (1)**	**Option Expiration Date**
Dennis Highby	—	—	—	—	—
Ralph W. Castner	29,360	$6.50	$ 5.76	$21,726	07/13/2010
	42,556	$6.50	$ 9.13	—	07/27/2011
	23,504	$6.50	$ 9.13	—	07/27/2011
Patrick A. Snyder	—	—	—	—	—
Michael Callahan	—	—	—	—	—
Brian J. Linneman	9,175	$6.50	$ 5.76	$ 6,790	07/13/2010
	11,010	$6.50	$ 9.13	—	07/27/2011
	38,535	$6.50	$10.11	—	07/02/2012
Joseph M. Friebe	7,340	$6.50	$ 5.76	$ 5,432	07/13/2010

However, such cash payments would not have occurred if in the good faith discretion of the Compensation Committee those options were honored or assumed by the acquiring company or new rights substituted therefore to acquire fully-vested, publicly-traded securities of the acquiring company or its corporate parent at an exercise price per share which preserved the economic value of each such option immediately prior to the change in control.

2004 Stock Plan. In the event of a change in control (as defined in the 2004 Stock Plan), each outstanding option under the 2004 Stock Plan would become fully vested and exercisable or, at the discretion of the Compensation Committee, each outstanding option (whether or not the option is otherwise at that time vested and exercisable for all the option shares) would be canceled in exchange for a payment in cash equal to the product of (i) the excess of the change in control price over the exercise price, and (ii) the number of shares of common stock covered by such option. If a change in control had taken place on December 26, 2008, the maximum value of accelerated vesting of stock options granted under the 2004 Stock Plan for each named executive officer would have been as follows using the closing price of our common stock on such date.

	2004 Stock Plan				
Name	**Number of Securities Underlying Unexercisable Options (#)(1)**	**Closing Price of Common Stock on Dec. 26, 2008 ($)(2)**	**Option Exercise Price ($)(3)**	**Maximum Value of Accelerated Vesting of Stock Options ($)(2) minus (3) times (1)**	**Option Expiration Date**
Dennis Highby	24,000	$6.50	$19.35	—	05/09/2016
	66,666	$6.50	$22.37	—	05/15/2015
	100,000	$6.50	$15.25	—	05/22/2016
Ralph W. Castner	7,340	$6.50	$13.34	—	05/01/2014
	1,468	$6.50	$20.00	—	05/01/2014
	16,500	$6.50	$19.35	—	05/09/2016
	23,333	$6.50	$22.37	—	05/15/2015
	30,000	$6.50	$15.25	—	05/13/2016
Patrick A. Snyder	16,500	$6.50	$19.35	—	05/09/2016
	23,333	$6.50	$22.37	—	05/15/2015
	50,000	$6.50	$15.25	—	05/13/2016
Michael Callahan	—	—	—	—	—
Brian J. Linneman	7,340	$6.50	$13.34	—	05/01/2014
	16,500	$6.50	$19.35	—	05/09/2016
	23,333	$6.50	$22.37	—	05/15/2015
	50,000	$6.50	$15.25	—	05/13/2016
Joseph M. Friebe	12,000	$6.50	$19.35	—	05/09/2016
	13,333	$6.50	$22.37	—	05/15/2015
	25,000	$6.50	$15.25	—	05/13/2016

In the event the Compensation Committee selected the cash payment option, the cash payment to each named executive officer for each outstanding option granted under the 2004 Stock Plan would have been as follows using the closing price of our common stock on December 26, 2008.

	2004 Stock Plan				
Name	Number of Securities Underlying Outstanding Options (#)(1)	Closing Price of Common Stock on Dec. 26, 2008 ($)(2)	Option Exercise Price ($)(3)	Cash Payment ($)(2) minus (3) times (1)	Option Expiration Date
Dennis Highby	238,550	$6.50	$20.00	—	05/01/2014
	40,000	$6.50	$20.00	—	04/14/2015
	40,000	$6.50	$19.35	—	05/09/2016
	100,000	$6.50	$22.37	—	05/15/2015
	100,000	$6.50	$15.25	—	05/13/2016
Ralph W. Castner	36,700	$6.50	$13.34	—	05/01/2014
	7,340	$6.50	$20.00	—	05/01/2014
	20,000	$6.50	$20.00	—	04/14/2015
	27,500	$6.50	$19.35	—	05/09/2016
	35,000	$6.50	$22.37	—	05/15/2015
	30,000	$6.50	$15.25	—	05/13/2016
Patrick A. Snyder	18,350	$6.50	$13.34	—	05/01/2014
	20,000	$6.50	$20.00	—	04/14/2015
	27,500	$6.50	$19.35	—	05/09/2016
	35,000	$6.50	$22.37	—	05/15/2015
	50,000	$6.50	$15.25	—	05/13/2016
Michael Callahan	18,350	$6.50	$13.34	—	05/17/2009
	20,000	$6.50	$20.00	—	05/17/2009
	11,000	$6.50	$19.35	—	05/17/2009
	11,667	$6.50	$22.37	—	05/17/2009
Brian J. Linneman	36,700	$6.50	$13.34	—	05/01/2014
	20,000	$6.50	$20.00	—	04/14/2015
	27,500	$6.50	$19.35	—	05/09/2016
	35,000	$6.50	$22.37	—	05/15/2015
	50,000	$6.50	$15.25	—	05/13/2016
Joseph M. Friebe	9,175	$6.50	$13.34	—	05/01/2014
	15,000	$6.50	$20.00	—	04/14/2015
	20,000	$6.50	$19.35	—	05/09/2016
	20,000	$6.50	$22.37	—	05/15/2015
	25,000	$6.50	$15.25	—	05/13/2016

Notwithstanding the foregoing, if the Compensation Committee determined before the change in control that all outstanding awards of options would be honored or assumed by the acquirer, or alternative awards with equal or better terms would be made available, such outstanding awards of options would not be canceled, their vesting and exercisability would not be accelerated, and there would be no payment in exchange for such awards.

In the event of a change in control (as defined in the 2004 Stock Plan), each outstanding share of restricted stock under the 2004 Stock Plan would become fully vested. Mr. Snyder held 60,433 shares of restricted stock as of December 26, 2008, and Mr. Linneman held 50,891 shares of restricted stock as of December 26, 2008. If a change in control had taken place on December 26, 2008, the maximum value of accelerated vesting of restricted stock granted under the 2004 Stock Plan for our two named executive officers who held restricted stock on such date would have been as follows using the closing price of our common stock on such date: Mr. Snyder, $392,815; and Mr. Linneman, $330,792.

Notwithstanding the foregoing, if the Compensation Committee determined before the change in control that all outstanding awards of restricted stock would be honored or assumed by the acquirer, or alternative awards with equal or better terms would be made available, the vesting of the awards of restricted stock would not be accelerated.

Retention Award Agreements

On July 7, 2008, we entered into retention award agreements with Messrs. Snyder and Linneman. In the event of a change in control (as defined in the retention award agreements), the total amount of the cash retention awards would vest and become payable. If a change in control had taken place on December 26, 2008, Mr. Snyder would have received a payment of $316,667 and Mr. Linneman would have received a payment of $266,667.

DIRECTOR COMPENSATION

During 2008, we paid our non-employee directors an annual retainer of $35,000 and a fee of $2,500 for each Board meeting attended ($1,000 for meetings attended by telephone). We also paid the Lead Director an annual retainer of $10,000, the Chairman of the Audit Committee an annual retainer of $15,000, the Chairman of the Compensation Committee an annual retainer of $10,000, and the Chairman of the Nominating and Corporate Governance Committee an annual retainer of $10,000. In addition, each member of the Audit Committee (including the Chairman) was paid an annual retainer of $15,000, each member of the Compensation Committee (including the Chairman) was paid an annual retainer of $10,000, and each member of the Nominating and Corporate Governance Committee (including the Chairman) was paid an annual retainer of $10,000. Directors who are employees of the Company receive no compensation for their service as directors.

We promptly reimburse all non-employee directors for reasonable expenses incurred to attend Board meetings. In addition, non-employee directors are eligible to receive option grants under our 2004 Stock Plan. Under this plan, each of our non-employee directors is automatically granted an initial option to purchase 2,000 shares of our common stock upon the date the non-employee director first joins our Board. In addition, subject to certain restrictions in the plan, each non-employee director also will be automatically granted an annual option to purchase 2,000 shares of our common stock on the date immediately following our annual meeting of shareholders. The exercise price for each of these options will be the fair market value of the stock underlying the option on the date of the grant. The initial and annual option grants to non-employee directors vest on the first anniversary of the grant date.

The table below summarizes the compensation paid to our non-employee directors for the fiscal year ended December 27, 2008.

Name (1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Theodore M. Armstrong	$ 95,500	—	$12,701	—	—	—	$108,201
John H. Edmondson	$ 75,500	—	$19,585	—	—	—	$ 95,085
John Gottschalk	$ 90,500	—	$12,701	—	—	—	$103,201
Reuben Mark	$ 80,500	—	$12,701	—	—	—	$ 93,201
Michael R. McCarthy	$110,500	—	$12,701	—	—	—	$123,201
Stephen P. Murray (resigned January 20, 2009)	$ 70,500	—	$12,701	—	—	—	$ 83,201

(1) Richard N. Cabela, the Company's executive Chairman, James W. Cabela, the Company's executive Vice Chairman, and Dennis Highby, the Company's President and Chief Executive Officer, are not included in this table as they are employees of the Company and thus receive no compensation for their service as directors. The compensation received by Mr. Highby as an employee of the Company is shown in the Summary Compensation Table on page 21. Compensation received by Messrs. R. Cabela and J. Cabela is not required to be presented in the Summary Compensation Table pursuant to the rules of the SEC because neither served as the Company's principal executive officer or principal financial officer, or was one of the Company's other three most highly compensated executive officers, at any time during fiscal 2008.

(2) The amount shown is the amount earned during fiscal 2008 by our non-employee directors. Our non-employee directors are paid annual retainer amounts in four quarterly installments. These installments are paid at the beginning of each quarter. Fees earned for meeting attendance during a quarter are paid at the beginning of the following quarter. The amount shown includes $20,000 for each of Messrs. Armstrong and McCarthy for fees earned as a director of World's Foremost Bank, our wholly-owned bank subsidiary.

(3) Reflects the dollar amount recognized for financial statement reporting purposes for fiscal 2008 in accordance with FAS 123R, and thus includes amounts from awards granted in and prior to fiscal 2008. Refer to Note 18 "Stock Based Compensation and Stock Option Plans" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 25, 2009, for the relevant assumptions used to determine the valuation of our option awards. The grant date fair value of each stock option award granted to Messrs. Armstrong, Edmondson, Gottschalk, Mark, McCarthy, and Murray in fiscal 2008 was $11,040. As of December 27, 2008, each director had the following number of stock options outstanding: Mr. Armstrong, 8,000; Mr. Edmondson, 4,000; Mr. Gottschalk, 10,000; Mr. Mark, 10,000; Mr. McCarthy, 15,340; and Mr. Murray, 6,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 16, 2009 (except as noted below), the number and percentage of outstanding shares of our common stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each director and named executive officer, and by all directors and executive officers as a group.

Except as otherwise noted below, the address for those individuals for which an address is not otherwise indicated is c/o Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 66,923,128 shares of common stock outstanding as of March 16, 2009.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock as to which the person has the right to acquire beneficial ownership within 60 days of March 16, 2009, through the exercise of any option, conversion rights, or other rights. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
5% Shareholders		
Richard N. Cabela (1)	9,640,780	14.41%
Mary A. Cabela (2)	9,628,200	14.39%
James W. Cabela (3)	11,726,260	17.52%
Dimensional Fund Advisors LP (4)	3,568,358	5.33%
Wallace R. Weitz & Company (5)	4,292,800	6.41%
McCarthy Group, LLC (6)	3,589,471	5.36%
Directors and Named Executive Officers		
Dennis Highby (7)	1,067,302	1.59%
Patrick A. Snyder (8)	495,967	*
Michael Callahan (9)	353,012	*
Brian J. Linneman (10)	327,050	*
Ralph W. Castner (11)	333,648	*
Joseph M. Friebe (12)	127,848	*
Theodore M. Armstrong (13)	18,000	*
John. H. Edmondson (14)	8,500	*
John Gottschalk (15)	217,711	*
Reuben Mark (16)	30,000	*
Michael R. McCarthy (17)	3,695,826	5.52%
All Directors and Executive Officers (14 persons) (18)	28,060,263	41.31%

*Less than 1% of total.

(1) Consists of (a) 8,576,358 shares of common stock held by Cabela's Family, LLC with respect to which Mr. R. Cabela has shared investment power and sole voting power, (b) 87,606 shares of common stock held by Cabela's Family, LLC with respect to which Mr. R. Cabela has shared investment power, but not voting power, (c) 879,236 shares of common stock held by the Mary A. Cabela Irrevocable Annuity Trust dated December 15, 2008, (d) 40,000 shares of common stock held by Mudhead Investments, LLC with respect to which Mr. R. Cabela has shared investment power and shared voting power, (e) 45,000 shares of common stock held by the Cabela Family Foundation with respect to which Mr. R. Cabela has shared investment power and shared voting power, and (f) 12,580 shares of common stock held in our 401(k) Plan.

(2) Consists of (a) 87,606 shares of common stock held by Cabela's Family, LLC, with respect to which Mrs. Cabela has shared investment power and sole voting power, (b) 8,576,358 shares of common stock held by Cabela's Family, LLC with respect to which Mrs. Cabela has shared investment power, but not voting power, (c) 879,236 shares of common stock held by the Mary A. Cabela Irrevocable Annuity Trust dated December 15, 2008, (d) 40,000 shares of common stock held by Mudhead Investments, LLC with respect to which Mrs. Cabela has shared investment power and shared voting power, and (e) 45,000 shares of common stock held by the Cabela Family Foundation with respect to which Mrs. Cabela has shared investment power and shared voting power. Mrs. Cabela disclaims beneficial ownership of the shares of common stock held by the Mary A. Cabela Irrevocable Annuity Trust dated December 15, 2008, except to the extent of her pecuniary interest therein.

(3) Includes 10,402 shares of common stock held in our 401(k) Plan.

(4) This is based on a Schedule 13G filed with the SEC on February 9, 2009, by Dimensional Fund Advisors LP, or Dimensional. According to the Schedule 13G, Dimensional had sole voting power with regard to 3,442,278 shares of common stock and sole investment power with regard to 3,568,358 shares of common stock as of December 31, 2008. Also according to the Schedule 13G, Dimensional is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. The Schedule 13G states that Dimensional Fund Advisors LP's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(5) This is based on an Amendment to a Schedule 13G filed with the SEC on January 14, 2009, by Wallace R. Weitz & Company and Wallace R. Weitz. According to the Schedule 13G/A, Wallace R. Weitz & Company had sole voting power with regard to 4,202,800 shares of common stock and sole investment power with regard to 4,292,800 shares of common stock as of December 31, 2008. Also according to the Schedule 13G/A, Mr. Weitz, as the President and primary owner of Wallace R. Weitz & Company, may be deemed to be an indirect beneficial owner of the securities reported on the statement. Also according to the Schedule 13G/A, Mr. Weitz does not directly or indirectly own any of the securities reported on the statement for his own account. The address for Wallace R. Weitz & Company and Wallace R. Weitz is 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

(6) Consists of (a) 3,032,016 shares of common stock held by MGL Holdings, LLC, or Holdings, and (b) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C., or Micro-Cap. Michael R. McCarthy, one of our directors, is the Chairman of McCarthy Group, LLC, or MGL. Holdings is a wholly-owned subsidiary of MGL. McCarthy Capital Corporation is an indirectly wholly-owned subsidiary of MGL and also the manager of Holdings and Micro-Cap. The address for McCarthy Group, LLC is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

(7) Includes (a) 85,792 shares of common stock held by a Grantor Retained Annuity Trust, (b) 14,595 shares of common stock held in our 401(k) Plan, and (c) 369,217 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. Mr. Highby disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(8) Includes (a) 22,020 shares of common stock held by a Grantor Retained Annuity Trust, (b) 12,351 shares of common stock held in our 401(k) Plan, (c) 60,433 shares of restricted common stock with respect to which Mr. Snyder has voting power, but not investment power, and (d) 94,850 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. Mr. Snyder disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(9) Includes (a) 35,699 shares of common stock held by a Grantor Retained Annuity Trust, (b) 13,308 shares of common stock held in our 401(k) Plan, and (c) 61,017 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. Mr. Callahan disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein. The number of shares of common stock beneficially owned by Mr. Callahan is shown as of May 17, 2008, the date of his retirement.

(10) Includes (a) 314 shares of common stock held in our 401(k) Plan, (b) 50,891 shares of restricted common stock with respect to which Mr. Linneman has voting power, but not investment power, and (c) 159,076 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009.

(11) Includes (a) 119 shares of common stock held in our 401(k) Plan and (b) 198,284 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009.

(12) Includes (a) 2,023 shares of common stock held in our 401(k) Plan and (b) 65,182 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. The number of shares of common stock held in our 401(k) Plan is equal to Mr. Friebe's March 16, 2009, account balance in the Cabela's stock fund divided by the closing price of our common stock on March 16, 2009. The Cabela's stock fund in our 401(k) Plan is unitized for those participants holding unrestricted stock and as such does not itself allocate a specific number of shares to participants.

(13) Includes 8,000 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. The address for Mr. Armstrong is 7730 Carondelet, Suite 103, St. Louis, Missouri 63105.

(14) Includes 4,000 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. The address for Mr. Edmondson is 12112 Rancho Vistoso Boulevard, Suite A-150, Oro Valley, Arizona 85755.

(15) Includes 10,000 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009. The address for Mr. Gottschalk is 1314 Douglas Street, Suite 1500, Omaha, Nebraska 68102.

(16) Includes 10,000 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009, and 20,000 shares pledged as security. The address for Mr. Mark is c/o Colgate-Palmolive Company, 300 Park Avenue, New York, New York 10022.

(17) Mr. McCarthy's beneficial ownership includes (a) 15,340 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009, (b) 3,032,016 shares of common stock held by MGL Holdings, LLC, or Holdings, and (c) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C., or Micro-Cap. Holdings is a wholly-owned subsidiary of McCarthy Group, LLC, or MGL. McCarthy Capital Corporation is an indirectly wholly-owned subsidiary of MGL and also the manager of Holdings and Micro-Cap. Mr. McCarthy is the Chairman of MGL. Although Mr. McCarthy may be deemed the beneficial owner of the shares held by Holdings and Micro-Cap, he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. McCarthy is c/o McCarthy Group, LLC, First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

(18) Includes (a) 1,006,632 shares of common stock issuable upon exercise of stock options within 60 days of March 16, 2009, (b) 8,576,358 shares of common stock with respect to which our directors and officers have shared investment power and sole voting power, (c) 87,606 shares of common stock with respect to

which our directors and officers have shared investment power, but not voting power, (d) 85,000 shares of common stock with respect to which our directors and officers have shared investment power and shared voting power, and (e) 111,324 shares of common stock with respect to which our directors and officers have voting power, but not investment power.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC and NYSE reports of ownership of our securities and changes in reported ownership. Based solely on a review of the reports furnished to us, or written representations from reporting persons that all reportable transactions were reported, we believe that during the fiscal year ended December 27, 2008, our officers, directors, and greater than ten percent owners timely filed all reports they were required to file under Section 16(a), except that Mr. Linneman did not timely file a Form 4 for a transaction occurring in July 2008, but such Form 4 was subsequently filed.

TRANSACTIONS WITH RELATED PERSONS

The Audit Committee has adopted a policy and procedures for review, approval, and monitoring of transactions involving the Company and "related persons" (directors, executive officers, shareholders owning more than five percent of any class of the Company's voting securities, and any immediate family member of any of the foregoing). The policy covers any transaction, arrangement, or relationship in which the Company was, is, or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has, or will have a direct or indirect interest.

Related person transactions must be approved or ratified by the Audit Committee. The Audit Committee will approve or ratify only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith. In considering the transaction, the Audit Committee will consider all of the relevant facts and circumstances available to the Committee, including (if applicable), but not limited to: the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediate family member of a director, or an entity in which a director is a partner, shareholder, or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the Audit Committee will participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Audit Committee will annually review any previously approved or ratified related person transactions that remain ongoing. Based on all relevant facts and circumstances, taking into consideration the Company's contractual obligations, the Audit Committee will determine if it is in the best interests of the Company and its shareholders to continue, modify, or terminate the related person transactions.

Mr. Millner, who was elected our President and Chief Executive Officer and a director effective April 6, 2009, was the Chief Executive Officer of Freedom Group during fiscal 2008 and was the Chief Executive Officer and a director of Freedom Group's subsidiary, Remington, throughout fiscal 2008. Mr. Millner held these positions until March 13, 2009, when he resigned from these positions to accept employment with us. During fiscal 2008, in the ordinary course of business and in accordance with our normal sourcing procedures, we purchased approximately $27 million in products from Freedom Group and its subsidiaries, including Remington. We anticipate that we will, in the ordinary course of business and in accordance with our normal sourcing procedures, continue to purchase similar products from Freedom Group and its subsidiaries, including Remington, during fiscal 2009 in amounts similar to or greater than amounts purchased in fiscal 2008. The Audit Committee has reviewed, ratified, and approved these transactions.

PROPOSAL TWO –
APPROVAL OF AMENDMENTS TO THE 2004 STOCK PLAN

The Board has approved, subject to shareholder approval, amendments to our 2004 Stock Plan. The 2004 Stock Plan as proposed to be amended is referred to as the "Amended and Restated 2004 Stock Plan." The 2004 Stock Plan was adopted by our shareholders in March 2004 prior to our initial public offering in June 2004, and initially authorized 750,000 shares of common stock for issuance. Prior to our initial public offering, this amount was adjusted to 2,752,500 shares by our Compensation Committee to account for a 3.67 to 1 stock split. On May 15, 2007, our shareholders approved amendments to the 2004 Stock Plan to, among other things, increase the number of shares authorized for award under the 2004 Stock Plan by 3,500,000 shares.

The proposed amendments to the 2004 Stock Plan would (i) increase the number of shares authorized for award under the 2004 Stock Plan by 3,750,000 shares, (ii) conform the performance objectives for awards of performance stock and performance units under the 2004 Stock Plan to the performance criteria set forth in the Cabela's Incorporated Performance Bonus Plan, and (iii) ensure the 2004 Stock Plan's continued compliance with Section 409A of the Internal Revenue Code. The purposes of this proposal are to (i) secure adequate shares to fund future awards, which are an important component of our compensation program and (ii) obtain shareholder approval of the material terms and conditions of the 2004 Stock Plan for purposes of the performance-based compensation exception under Section 162(m) of the Internal Revenue Code.

As of fiscal year-end 2008, options to purchase 4,474,211 shares were outstanding under the 2004 Stock Plan and 1,541,668 shares remained eligible for future grants. In addition, options to purchase 809,039 shares were outstanding under the 1997 Plan as of fiscal year-end 2008. Prior to the adoption of our 2004 Stock Plan, the 1997 Plan was amended to provide that no further equity awards will be made under that plan. On March 16, 2009, the closing price of our common stock on the New York Stock Exchange was $7.75.

On December 27, 2008, the equity overhang, or the percentage of basic common shares outstanding (plus shares that could be issued under the 1997 Plan and 2004 Stock Plan) represented by all outstanding stock options granted under the 1997 Plan and 2004 Stock Plan, and all shares available for future grant under the 2004 Stock Plan, was 9.3%. The equity overhang from all outstanding stock options granted under the 1997 Plan and 2004 Stock Plan, and all shares available for future grant under the 2004 Stock Plan, would be approximately 13.7% assuming approval of the requested amendment.

For the fiscal years 2008, 2007, and 2006, the ratio of options granted under the 2004 Stock Plan to basic shares outstanding at fiscal year-end was 1.8%, 1.7%, and 1.4%, respectively.

The following description of the Amended and Restated 2004 Stock Plan is a summary and is qualified in its entirety by reference to the complete text of the Amended and Restated 2004 Stock Plan attached hereto as Appendix C.

<u>Summary of the Amended and Restated 2004 Stock Plan</u>

General. The Amended and Restated 2004 Stock Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to our employees, directors, and consultants. A maximum of 10,002,500 shares of our common stock, subject to adjustment in the event of a stock split, consolidation, or stock dividends of our common stock, may be subject to awards under the Amended and Restated 2004 Stock Plan. Under the Amended and Restated 2004 Stock Plan, no individual shall receive options or stock appreciation rights covering more than 734,000 shares of the Company's common stock during any 36-month period. In addition, no individual shall receive any awards that are subject to performance measures covering more than 734,000 shares of the Company's common stock during any 36-month period.

Options. Either "incentive stock options," which satisfy the requirements of Section 422 of the Internal Revenue Code, or "nonqualified stock options," which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code, may be granted under the Amended and Restated 2004 Stock Plan. Each option granted under the Amended and Restated 2004 Stock Plan must have an exercise price that is at least equal to the fair market value of the stock underlying the option on the date of the grant.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of, or in connection with, an option grant. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the exercise price of the stock appreciation right and the fair market value of a share of our common stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right is being exercised.

Performance Stock and Performance Units. The Compensation Committee may award performance stock and performance units under the Amended and Restated 2004 Stock Plan. Performance stock is an award of common stock that vests upon the achievement of certain performance objectives during a specified measurement period. A performance unit represents our contractual obligation to pay a specified amount of cash to a participant upon the achievement of certain performance objectives during a specified measurement period. The Compensation Committee will determine the terms and conditions of awards.

Restricted Stock and Restricted Stock Units. Restricted stock and restricted stock units will also be available for grant under the Amended and Restated 2004 Stock Plan. Restricted stock is an award of common stock that vests upon the participant's completion of a specified period of service with us. A restricted stock unit represents our contractual obligation to deliver our common stock or the cash equivalent to a participant upon the participant's completion of a specified period of service with us. Unless otherwise determined at the time of grant or subsequently by the Compensation Committee, participants will be entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and restricted stock units. Restricted stock will carry voting rights. Restricted stock units will not carry voting rights until the underlying shares of stock are issued.

Plan Benefits. Please refer to the "Director Compensation" section of this Proxy Statement for a description of the provisions of the Amended and Restated 2004 Stock Plan providing for automatic grants of options to our non-employee directors. Future awards to our executive officers and employees are discretionary and cannot be determined at this time.

Change in Control. In the event of a change in control (as defined in the Amended and Restated 2004 Stock Plan), all outstanding options and stock appreciation rights shall become fully vested and exercisable, the restriction period applicable to any awards of restricted stock and restricted stock units shall lapse, and shares of our common stock underlying restricted units shall be issued or, at the discretion of the Compensation Committee, each award of options, stock appreciation rights, or restricted stock units, as the case may be, shall be canceled in exchange for a payment in cash equal to the product of (i) (a) in the case of options and stock appreciation rights, the excess of the change in control price over the exercise price or base price, as the case may be, and (b) in the case of all other awards, the change in control price, and (ii) the number of shares of common stock covered by such award.

Upon a change in control, (i) any performance period in progress at the time of the change in control for which performance stock or performance units are outstanding shall end, (ii) all participants granted such awards of performance stock or performance units shall be deemed to have earned a pro rata award equal to the product of (a) such participant's target award opportunity for the performance period in question based on performance versus goals as of such date and (b) the percentage of performance objectives achieved as of the date of such change in control, or (iii) at the discretion of the Compensation Committee, all such earned performance units shall be canceled in exchange for an amount equal to the product of (a) the change in control price, multiplied by (b) the aggregate number of shares of our common stock covered by such award. All of the performance shares and performance units that have not been so earned shall be forfeited and canceled as of the date of the change in control.

Notwithstanding the foregoing, if the Compensation Committee determines before the change in control either that all outstanding awards of options, stock appreciation rights, restricted stock, and restricted stock units will be honored or assumed by the acquirer, or alternative awards with equal or better terms will be made available, such outstanding awards of options, stock appreciation rights, restricted stock, and restricted stock units will not be canceled, their vesting and exercisability will not be accelerated, and there will be no payment in exchange for such awards.

Miscellaneous. The Amended and Restated 2004 Stock Plan will generally be administered by the Compensation Committee. Awards granted under the Amended and Restated 2004 Stock Plan generally may not be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the participant only by the participant or his or her legal representative.

Term and Amendment. The Board may terminate or suspend the Amended and Restated 2004 Stock Plan at any time, and from time to time may amend or modify the Amended and Restated 2004 Stock Plan, provided that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the shares of common stock is present in person or by proxy, no amendment or modification to the Amended and Restated 2004 Stock Plan may (i) materially increase the benefits accruing to participants under the Amended and Restated 2004 Stock Plan, (ii) except as a result of an adjustment event (as defined in the Amended and Restated 2004 Stock Plan), materially increase the number of shares of our common stock subject to awards under the Amended and Restated 2004 Stock Plan or the maximum number of awards or amount of cash that may be granted to a participant under the Amended and Restated 2004 Stock Plan, or (iii) materially modify the requirements for participation in the Amended and Restated 2004 Stock Plan. No amendment, modification, or termination of the Amended and Restated 2004 Stock Plan shall in any manner adversely affect any award previously granted under the Amended and Restated 2004 Stock Plan, without the consent of the participant. The Amended and Restated 2004 Stock Plan shall continue in effect, unless sooner terminated by the Board, until March 3, 2014.

Federal Income Tax Consequences. The following is a summary of the material United States federal income tax consequences to us and to recipients of certain awards under the Amended and Restated 2004 Stock Plan. The summary is based on the Internal Revenue Code and the U.S. Treasury regulations promulgated thereunder in effect as of the date of this Proxy Statement, all of which may change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to recipients of awards under the Amended and Restated 2004 Stock Plan.

Nonqualified Stock Options and SARs. A recipient will not have any income at the time a nonqualified stock option or SAR is granted, nor will the Company be entitled to a deduction at that time. When a nonqualified stock option is exercised, the recipient generally will recognize ordinary income (whether the option price is paid in cash or by surrender of shares of our stock) in an amount equal to the excess of the fair market value of the shares to which the option exercise pertains over the option price. When a SAR is exercised, the recipient will recognize ordinary income equal to the sum of (i) any gross cash proceeds payable and (ii) the fair market value on the exercise date of any shares received.

Incentive Stock Options. A recipient will not have any income at the time an ISO is granted. Furthermore, a recipient will not have regular taxable income at the time the ISO is exercised. However, the excess of the fair market value of the shares at the time of exercise over the option price will be a preference item that could create an alternative minimum tax liability for the recipient. If a recipient disposes of the shares acquired on exercise of an ISO after the later of two years after the grant of the ISO and one year after exercise of the ISO, the gain recognized by the recipient (i.e., the excess of the proceeds received over the option price), if any, will be long-term capital gain eligible for favorable tax rates under the Internal Revenue Code. Conversely, if the recipient disposes of the shares within two years of the grant of the ISO or within one year of exercise of the ISO, the disposition will generally be a "disqualifying disposition," and the recipient will recognize ordinary income in the year of the disqualifying disposition equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the option price and (ii) the excess of the amount received for the shares over the option price. The balance of the gain or loss, if any, will be long-term or short-term capital gain, depending on how long the shares were held.

Restricted Stock, Restricted Stock Units, Performance Stock, and Performance Units. A participant generally will not have taxable income upon grant of restricted stock, restricted stock units, performance stock, or performance units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant instead may elect to be taxed at the time of grant.

The Company generally will be entitled to a tax deduction in connection with an award under the Amended and Restated 2004 Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Internal Revenue Code.

Section 162(m). Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to its Chief Executive Officer and the three other most highly compensated executive officers (except for the Chief Financial Officer), unless the compensation in excess of $1,000,000 is "performance-based compensation" or otherwise excepted from Section 162(m)'s deduction limitation. It is anticipated that any future awards of options and stock appreciation rights granted under the Amended and Restated 2004 Stock Plan will automatically qualify for the performance-based compensation exception under Section 162(m) pursuant to their expected terms.

In addition, the Amended and Restated 2004 Stock Plan authorizes the Compensation Committee to grant awards of performance stock and performance units that are conditioned on the satisfaction of performance criteria. For those awards intended to meet the requirements of the performance-based compensation exception to Section 162(m), the Compensation Committee must establish the applicable performance conditions prior to or within a specified period after the start of the applicable performance period. The Compensation Committee may select from the following performance measures for this purpose: (i) earnings before or after taxes, interest, depreciation, and/or amortization; (ii) net earnings (before or after taxes); (iii) net income (before or after taxes); (iv) operating income before or after depreciation and amortization (and including or excluding capital expenditures); (v) operating income (before or after taxes); (vi) operating profit (before or after taxes); (vii) book value; (viii) earnings per share (before or after taxes); (ix) market share; (x) return measures (including, but not limited to, return on capital, invested capital, assets, equity); (xi) margins; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) comparable or same store sales; (xiv) sales or product volume growth; (xv) productivity improvement or operating efficiency; (xvi) costs or expenses; (xvii) shareholders' equity; (xviii) revenues or sales; (xix) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (xx) revenue-generating unit-based metrics; (xxi) expense targets; (xxii) individual performance objectives; (xxiii) working capital targets; (xxiv) measures of economic value added; (xxv) inventory control; or (xxvi) enterprise value.

The foregoing performance measures may relate to the Company, one or more of its affiliates, or one or more of its or their divisions or units, or departments or functions, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee will determine. In addition, to the degree consistent with Section 162(m) (or any successor section thereto), the 162(m) performance measures may be calculated without regard to extraordinary items. A vote in favor of approving the amendments to the Amended and Restated 2004 Stock Plan will be a vote approving all the material terms and conditions of the plan for purposes of the performance-based compensation exception to Section 162(m), including the performance measures.

To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible and it is anticipated that future awards of restricted stock or restricted stock units may not qualify for the performance-based compensation exception under Section 162(m).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.

PROPOSAL THREE – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP, or Deloitte, as the Company's independent registered public accounting firm for fiscal 2009, and the Board is asking shareholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Company's independent registered public accounting firm to be engaged, retained, and supervised by the Audit Committee, the Board considers the selection of the independent registered public accounting firm to be an important matter of shareholder concern and is submitting the selection of Deloitte for ratification by shareholders as a matter of good corporate practice.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.

Representatives of Deloitte are expected to be present at the Annual Meeting. They will have the opportunity to make a statement and will be available to respond to appropriate questions. If the shareholders should fail to ratify the selection of Deloitte as the Company's independent registered public accounting firm for fiscal 2009, the Audit Committee will designate the Company's independent registered public accounting firm for fiscal 2009.

The following table shows the aggregate fees billed to us for professional services by Deloitte for fiscal years 2008 and 2007:

	Fiscal 2008	Fiscal 2007
Audit Fees	$1,116,555	$1,022,099
Audit-Related Fees	96,141	83,901
Tax Fees	4,197	3,900
All Other Fees	367,248	—
Total Fees	$1,584,141	$1,109,900

A description of the types of services provided in each category is as follows:

Audit Fees — For fiscal 2008 and 2007, includes fees for professional services and expenses relating to the audit of our annual financial statements, review of our quarterly financial information, and the audit of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees — For fiscal 2008 and 2007, includes fees for professional services and expenses relating to work for our wholly-owned bank subsidiary, World's Foremost Bank, as it relates to the bank's securitization transactions. Fiscal 2007 also includes fees for professional services and expenses related to the filing of a Registration Statement of Form S-8.

Tax Fees — For fiscal 2008 and 2007, consists of fees for professional services and expenses related to the Company's operations in Hong Kong.

All Other Fees — For fiscal 2008, consists of fees for professional services and expenses provided by Deloitte Consulting LLP related to benchmarking our costs with other retailers.

None of the services described above were approved pursuant to the de minimis exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC. The Audit Committee also concluded that Deloitte's provision of audit and non-audit services to the Company and its affiliates is compatible with Deloitte's independence.

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services that may be performed by the Company's independent registered public accounting firm. Under this policy, each year, at the time it engages the independent registered public accounting firm, the Audit Committee pre-approves the audit engagement terms and fees and also may pre-approve detailed types of audit-related and permitted tax and other services, subject to certain dollar limits, to be performed during the next twelve months. All other non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis, subject to those exceptions that may be permitted by applicable law. The Audit Committee may delegate its authority to pre-approve services to one or more of its members, whose activities shall be reported to the Audit Committee at each regularly scheduled meeting.

PROPOSALS OF SHAREHOLDERS FOR 2010 ANNUAL MEETING

If you would like to present a proposal for possible inclusion in our 2010 Proxy Statement pursuant to the SEC's rules, send the proposal to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. Proposals must be received by December 1, 2009.

Shareholders who want to bring business before the annual meeting of shareholders in 2010 other than through a shareholder proposal pursuant to the SEC's rules must notify our Secretary in writing and provide the information required by the provision of our Amended and Restated Bylaws dealing with shareholder proposals. The notice must be received at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the 2009 annual meeting of shareholders. The requirements for such notice are set forth in our Amended and Restated Bylaws. You may request a copy of our Amended and Restated Bylaws by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

The Board does not intend to bring any other business before the Annual Meeting, and so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the meeting. In addition to the scheduled items of business, shareholder proposals (including proposals omitted from the Proxy Statement and proxy card pursuant to the proxy rules of the SEC) and matters relating to the conduct of the Annual Meeting may be considered at the Annual Meeting. As to any other business that may properly come before the Annual Meeting, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Our Annual Report on Form 10-K, as filed by us with the SEC (excluding exhibits), is a portion of the Annual Report that is being furnished to our shareholders as set forth in the Notice of Internet Availability. Our Annual Report will be mailed to those shareholders who request to receive written proxy materials. However, such Annual Report, including the Annual Report on Form 10-K, is not to be considered part of this proxy solicitation material. A copy of exhibits to our Annual Report on Form 10-K will be provided upon request to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160 upon the payment of a reasonable fee to furnish such exhibits.

DATED: Sidney, Nebraska, March 31, 2009.

APPENDIX A

CABELA'S INCORPORATED
INDEPENDENCE GUIDELINES AND CATEGORICAL STANDARDS

The Board intends that, except during periods of temporary vacancies, a majority of the directors will be independent directors, as independence is determined by the Board, based on the guidelines set forth below. Directors who do not satisfy these independence guidelines also make valuable contributions to the Board and to the Company by reason of their experience and wisdom.

The Board has established the following guidelines to assist it in determining director independence, which conform to or exceed the independence requirements in the New York Stock Exchange listing requirements. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company. In addition:

i. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship.

ii. A director who receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or whose immediate family member receives more than $100,000 per year in direct compensation, is not independent until three years after such compensation has been received.

iii. A director who is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Company is not independent until three years after the end of the affiliation or the employment or auditing relationship.

iv. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not independent until three years after the end of such service or the employment relationship.

v. A director who is employed by, or whose immediate family member is an executive officer of, a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

vi. A director who has a direct or indirect material interest (as determined by the Board), or whose immediate family member has a direct or indirect material interest (as determined by the Board), in any transaction since the beginning of the Company's last fiscal year, or any proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000 is not independent until one year after completion of the transaction.

The Board has determined that the following relationships are categorically immaterial and shall not disqualify a director or nominee from being considered independent.

i. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a company that makes or has made payments to, or receives or has received payments (other than contributions, if the entity is a tax–exempt organization) from, the Company for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded the greater of $1 million or 1% of such other company's consolidated gross revenues for such year.

ii. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a bank, savings and loan association, insurance company, or other institutional lender that makes or has made loans to the Company (which shall include the purchase of notes or other debt instruments), and the amount of such loans has not within any of such lender's three most recently completed fiscal years exceeded 1% of such lender's, or 10% of the Company's, consolidated gross assets.

iii. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a paid advisor, paid consultant, or paid provider of professional services to any member of the Company's senior management or Board, or any immediate family member of a member of the Company's senior management or Board, and the amount of such payments has not within any of such firm's three most recently completed fiscal years exceeded the greater of $250,000 or 1% of such other firm's consolidated gross revenues for such year.

iv. A director, or an immediate family member of a director, is a trustee, fiduciary, director, or officer of a tax-exempt organization to which the Company contributes, and the contributions to such organization by the Company have not within any of such organization's three most recently completed fiscal years exceeded the greater of $250,000 or 1% of such organization's consolidated gross revenues for such year.

APPENDIX B

CABELA'S INCORPORATED
QUALIFICATIONS AND SPECIFIC QUALITIES AND SKILLS REQUIRED FOR DIRECTORS

Board Membership Criteria

The Nominating and Corporate Governance Committee works with the Board on a regular basis to determine the appropriate characteristics, skills and experience for the Board as a whole and its individual members with the objective of having a Board with diverse backgrounds and appropriate experience. In evaluating the suitability of individual Board members, the Board takes into account many factors, including general understanding of marketing, finance and other disciplines relevant to the success of a growing publicly traded company in today's business environment, understanding of the Company's business, educational and professional background, and personal accomplishment. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the Company's business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board.

Personal Characteristics and Core Competencies of Directors

Individual directors should possess all of the following personal characteristics:

- *Integrity and Accountability* - Character is the primary consideration in evaluating any Board member. Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions.
- *Informed Judgment* - Board members should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and wisdom and apply it in decision making.
- *Financial Literacy* - One of the important roles of the Board is to monitor the Company's financial performance. Board members should be financially literate. Directors should know how to read a balance sheet, income statement and cash flow statement, and understand the use of financial ratios and other indices for evaluating Company performance.
- *Mature Confidence* - The Board functions best when directors value Board and team performance over individual performance. Openness to other opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Board members should approach others assertively, responsibly and supportively and raise tough questions in a manner that encourages open discussion.
- *High Performance Standards* - In today's highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Board members should have a history of achievements that reflect high standards for themselves and others.
- *Passion* - Directors should be passionate about the performance of the Company, both in absolute terms and relative to its peers. That passion should manifest itself in engaged debate about the future of the Company and a camaraderie among the Board that both challenges and inspires the Company's employees.

- *Creativity* - Success in the retail business will ultimately go to the participants who adapt quickly to changing environments and implement creative solutions to the significant challenges faced by industry participants. Board members should possess the creative talents needed to augment those of management.

Core Competencies of the Board as a Whole

To adequately fulfill the Board's complex roles, from overseeing the audit and monitoring managerial performance to responding to crises and approving the Company's strategic plan, a host of core competencies need to be represented on the Board. The Board as a whole should possess the following core competencies, with each member contributing knowledge, experience and skills in one or more domains.

- *Accounting and Finance* - Among the most important missions of the Board is ensuring that stockholder value is both enhanced through corporate performance and protected through adequate internal financial controls. The Board should have one or more directors with specific expertise in financial accounting and corporate finance, especially with respect to trends in debt and equity markets.
- *Business Judgment* - Stockholders rely on directors to make sensible choices on their behalf. Directors should have a record of making good business decisions in the corporate sector.
- *Management* - To monitor corporate management, the Board needs to understand management trends in general and industry trends in particular. The Board should have one or more directors who understand and stay current on general management "best practices" and their application in complex, rapidly evolving business environments.
- *Crisis Response* - Organizations inevitably experience both short and long-term crises. The ability to deal with crises can minimize ramifications and limit negative impact on Company performance. Boards should have one or more directors who have the ability and time to perform during periods of both short-term and prolonged crises.
- *Industry Knowledge* - Companies continually face new opportunities and threats that are unique to their industries. The Board should have one or more members with appropriate and relevant industry-specific knowledge.
- *Leadership* - Ultimately, a company's performance will be determined by the directors' and CEO's ability to attract, motivate and energize a high-performance leadership team. The Board should have one or more directors who understand and possess empowerment skills and have a history of motivating high-performing talent.
- *Strategy and Vision* - A key Board role is to approve and monitor Company strategy to ensure the Company's continued high performance. The Board should have one or more directors with the skills and capacity to provide strategic insight and direction by encouraging innovation, conceptualizing key trends, evaluating strategic decisions and continuously challenging the organization to sharpen its vision.

APPENDIX C

CABELA'S INCORPORATED
2004 STOCK PLAN
(AS AMENDED AND RESTATED EFFECTIVE MAY ____, 2009)

ARTICLE 1
PURPOSES

The purposes of the Plan are to foster and promote the long-term financial success of the Company and the Subsidiaries and materially increase stockholder value by (*a*) motivating superior performance by Participants, (*b*) providing Participants with an ownership interest in the Company, and (*c*) enabling the Company and the Subsidiaries to attract and retain the services of outstanding Employees upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

ARTICLE 2
DEFINITIONS

2.1 *Certain Definitions.* Capitalized terms used herein without definition shall have the respective meanings set forth below:

"*Adjustment Event*" means any dividend payable in capital stock, stock split, share combination, extraordinary cash dividend, liquidation, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event affecting the Common Stock.

"*Affiliate*" means, with respect to any person, any other person controlled by, controlling or under common control with, such person.

"*Alternative Award*" has the meaning given in Section 8.4.

"*Annual Options*" has the meaning given in Section 5.6.

"*Automatic Non-Employee Director Options*" has the meaning given in Section 5.6.

"*Award*" means any Option, Stock Appreciation Right, Automatic Non-Employee Director Option, Performance Stock, Performance Unit, Restricted Stock or Restricted Stock Unit granted pursuant to the Plan, including an Award combining two or more types in a single grant.

"*Award Agreement*" means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee pursuant to the Plan.

"*Board*" means the Board of Directors of the Company.

"*Cabela Family*" means the class composed of Richard Cabela and James Cabela, their respective spouses and lineal descendants, any trust established for the benefit of any one or more of said persons and any entity where 50% or more of the combined voting power is owned by any one or more of said persons.

"*Cause*" means, except as otherwise defined in an Award Agreement, with respect to any Participant (as determined by the Committee in its sole discretion) (i) the continued and willful failure of the Participant substantially to perform the duties of his or her employment for the Company or any Subsidiary (other than any such failure due to the Participant's Disability); (ii) the Participant's engaging in willful or serious misconduct that has caused or could reasonably be expected to result in material injury to the Company or any of its Subsidiaries or Affiliates, including, but not limited to, by way of damage to the Company's, a Subsidiary's or an Affiliate's reputation or public standing; (iii) the Participant's conviction of, or entering a plea of guilty or nolo contendere to, a crime constituting a felony; or (iv) the Participant's material violation or breach of any statutory or common law duty of loyalty to the Company or any Subsidiary, the Company's or any Subsidiary's code of conduct or ethics or other Company or Subsidiary policy or rule or the material breach by the Participant of any of his or her obligations under any written covenant or agreement with the Company or any of its Subsidiaries or Affiliates; provided that, with respect to any Participant who is a party to an employment agreement with the Company or any Subsidiary, "Cause" shall have the meaning, if any, specified in such Participant's employment agreement.

"*Change in Control*" means, except as otherwise defined in an Award Agreement, the date on which any of the following events occurs:

a. a change in the ownership of the Company, which occurs on the date on which any one person, or more than one person acting as a "group" (as defined in Section 13(d) of the Exchange Act), other than the Company, the Subsidiaries, any employee benefit plan of the Company or the Subsidiaries or the Cabela's Family, acquires ownership of stock of the Company that, together with stock held by such person or group constitutes more than fifty percent (50%) of the total voting power of the stock of the Company.

b. a change in the effective control of the Company, which occurs on the date on which a majority of the members of the Company's Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election, but only if no other corporation is a majority shareholder of the Company.

c. a change in the ownership of a substantial portion of the assets of the Company, which occurs on the date on which any one person, or more than one person acting as a "group" (as defined in Section 13(d) of the Exchange Act), other than an Affiliate, acquires assets from the Company that have a total gross fair market value of more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition, taking into account all such assets acquired during the 12-month period ending on the date of the most recent acquisition by such person or group.

The determination of a Change in Control shall be based on objective facts and in accordance with the requirements of Code Section 409A.

"*Change in Control Price*" means the price per share offered in conjunction with any transaction resulting in a Change in Control on a fully-diluted basis (as determined in good faith by the Committee as constituted before the Change in Control, if any part of the offered price is payable other than in cash).

"*Code*" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"*Code Section 409A*" means Section 409A of the Code, and the Regulations and other guidance issued thereunder.

"*Committee*" means the Compensation Committee of the Board.

"*Common Stock*" means the Class A Common Stock of the Company.

"*Company*" means Cabela's Incorporated, a Delaware corporation, and any successor thereto.

"*Confidentiality and Noncompetition Agreement*" means a restrictive agreement required to be entered into by a Participant as a condition to receipt of an Award and which may include covenants covering confidentiality, noncompetition, nonsolicitation, noninterference, proprietary matters and such other matters as may be determined by the Committee.

"*Disability*" means that a Participant either (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident or health plan covering employees of the Company. The Committee's reasoned and good faith judgment of Disability shall be final, binding and conclusive, and shall be based on such competent medical evidence as shall be presented to it by such Participant and/or by any physician or group of physicians or other competent medical expert employed by the Participant or the Company to advise the Committee.

"*Dividend Equivalents*" means an amount equal to any dividends and distributions paid by the Company with respect to the number of shares of Common Stock subject to an Award.

"*Employee*" means any officer or employee of, or any natural person who is a consultant or advisor to, the Company or any Subsidiary. For purposes of the Plan, references to employment shall also mean an agency or independent contractor relationship.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

"*Fair Market Value*" means, unless otherwise defined in an Award Agreement, as of any date, the closing price of one share of Common Stock on the New York Stock Exchange (or on such other recognized market or quotation system on which the trading prices of Common Stock are traded or quoted at the relevant time) on the trading day on the date as of which such Fair Market Value is determined. If there are no Common Stock transactions reported on the New York Stock Exchange (or on such other exchange or system as described above) on such date, Fair Market Value shall mean the closing price for a share of Common Stock on the immediately preceding day on which Common Stock transactions were so reported.

"*Initial Option*" has the meaning given in Section 5.6.

"*IPO Date*" means the first trading day on or after the date on which the Securities and Exchange Commission declares effective a Registration Statement on Form S-1 filed by the Company for an underwritten public offering of Common Stock.

"*ISOs*" has the meaning given in Section 5.1.

"*Mature Shares*" means previously-acquired shares of Common Stock for which the Participant has good title, free and clear of all liens and encumbrances, and which such Participant either (i) has held for at least 6 months or (ii) has purchased on the open market.

"*New Employer*" means a Participant's employer, or the parent or a subsidiary of such employer, immediately following a Change in Control.

"*Non-Employee Director*" means a director of the Company who is not an employee of the Company or of any Subsidiary.

"*NSOs*" has the meaning given in Section 5.1.

"*Option*" means the right granted to a Participant pursuant to the Plan to purchase a stated number of shares of Common Stock at a stated price for a specified period of time. For purposes of the Plan, an Option may be either an ISO or a NSO.

"*Participant*" means any Employee or Non-Employee Director or prospective Employee or Non-Employee Director designated by the Committee (or its delegate) to receive an Award under the Plan.

"*Performance Period*" means the period, as determined by the Committee, during which the performance of the Company, any Subsidiary, any business unit or division and any individual is measured to determine whether and the extent to which the applicable performance measures have been achieved.

"*Performance Stock*" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

"*Performance Unit*" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on the grant date, cash equal to the Fair Market Value of such shares of Common Stock, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

"*Permitted Transferee*" has the meaning given in Section 11.1.

"*Plan*" means this Cabela's Incorporated 2004 Stock Plan, as the same may be amended from time to time.

"*Regulations*" means the regulations of the United States Department of the Treasury pertaining to the federal income tax, as from time to time in force.

"*Restricted Stock*" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

"*Restricted Stock Unit*" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on the grant date, cash equal to the Fair Market Value of such shares of Common Stock, under the Plan at the end of a specified period of time that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

"*Restriction Period*" means the period, as determined by the Committee, during which any Performance Stock, Performance Units, Restricted Stock or Restricted Stock Units, as the case may be, are subject to forfeiture and/or restriction on transfer pursuant to the terms of the Plan.

"*Retirement*" means, except as otherwise defined in an Award Agreement, a Participant's retirement from active employment with the Company and any Subsidiary at or after such Participant attains age 65, or age 55 with 10 years of service to the Company or any Subsidiary.

"*Stock Appreciation Right*" means, with respect to shares of Common Stock, the right to receive a payment from the Company in cash and/or shares of Common Stock equal to the product of (i) the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over a specified price fixed by the Committee on the grant date, multiplied by (ii) a stated number of shares of Common Stock.

"*Subsidiary*" means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization.

"*Ten Percent Holder*" has the meaning given in Section 5.2.

2.2 *Gender and Number.* Except when otherwise indicated by the context, words in the masculine gender used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

ARTICLE 3
POWERS OF THE COMMITTEE

3.1 *Eligibility and Participation.* Participants in the Plan shall be those Employees or prospective Employees designated by the affirmative action of the Committee (or its delegate) to participate in the Plan. Non-Employee Directors shall only be eligible to participate in the Plan in accordance with Section 5.6.

3.2 *Power to Grant and Establish Terms of Awards.* Subject to Code Section 409A, other applicable laws and the terms of the Plan, the Committee shall have the discretionary authority to determine the Employees to whom Awards shall be granted, the type or types of Awards to be granted and the terms and conditions of any and all Awards including, without limitation, the number of shares of Common Stock subject to an Award, the time or times at which Awards shall be granted, the terms and conditions of applicable Award Agreements and, if required by the Committee as a condition to an Award, the form and substance of any Confidentiality and Noncompetition Agreements. The Committee may establish different terms and conditions for different types of Awards, for different Participants receiving the same type of Award and for the same Participant for each Award such Participant may receive, whether or not granted at the same or different times.

3.3 *Administration.* The Committee shall be responsible for the administration of the Plan. Any Awards granted by the Committee may be subject to such conditions, not inconsistent with the terms of the Plan, as the Committee shall determine, in its sole discretion. The Committee shall have discretionary authority to prescribe, amend and rescind rules and regulations relating to the Plan, to provide for conditions deemed necessary or advisable to protect the interests of the Company, to interpret the Plan and to make all other determinations necessary or advisable for the administration and interpretation of the Plan and to carry out its provisions and purposes. Any determination, interpretation or other action made or taken (including any failure to make any determination or interpretation, or take any other action) by the Committee pursuant to the provisions of the Plan shall be final, binding and conclusive for all purposes and upon all persons and shall be given deference in any proceeding with respect thereto.

3.4 *Delegation by the Committee.* All of the powers, duties and responsibilities of the Committee specified herein may, to the fullest extent permitted by applicable law, be exercised and performed by a committee of two or more Company employees, which shall include the Company's Chief Executive Officer, to the extent authorized by the Committee to exercise and perform such powers, duties and responsibilities; provided that, the Committee shall not delegate its authority with respect to the compensation of any "officer" within the meaning of Rule 16(a)-1(f) promulgated under the Exchange Act or any "covered employee" within the meaning of Section 162(m)(3) of the Code (or any person who, in the Committee's judgment, is likely to be a "covered employee" at any time during the period an Award hereunder to such person would be outstanding).

3.5 *Performance-Based Compensation.* Notwithstanding anything to the contrary contained in the Plan, to the extent the Committee determines on the grant date that an Award shall qualify as "other performance based compensation" within the meaning of Section 162(m)(4) of the Code, the Committee shall not exercise any subsequent discretion otherwise authorized under the Plan with respect to such Award if the exercise of the Committee's discretion would cause such award to fail to qualify as "other performance based compensation."

3.6 *Participants Based Outside the United States.* Notwithstanding anything to the contrary herein, the Committee, in order to conform with provisions of local laws and regulations in foreign countries in which the Company or its Subsidiaries operate, shall have sole discretion to (i) modify the terms and conditions of Awards granted to Participants employed outside the United States, (ii) establish subplans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances presented by local laws and regulations, and (iii) take any action which it deems advisable to obtain, comply with or otherwise reflect any necessary governmental regulatory procedures, exemptions or approvals with respect to the Plan or any subplan established hereunder.

ARTICLE 4
STOCK SUBJECT TO PLAN

4.1 *Number.* Subject to the provisions of this Article 4, the maximum number of shares of Common Stock available for Awards under the Plan and issuable in respect of outstanding awards granted shall not exceed 10,002,500 shares of Common Stock. The shares of Common Stock to be delivered under the Plan may consist, in whole or in part, of Common Stock held in treasury or authorized but unissued shares of Common Stock, not reserved for any other purpose.

4.2 *Canceled, Terminated, or Forfeited Awards, etc.* Shares subject to any Award granted hereunder that for any reason are canceled, terminated, forfeited or otherwise settled without the issuance of Common Stock after the effective date of the Plan shall again be available for grant under the Plan, subject to the maximum limitation specified in Section 4.1. Without limiting the generality of this Section 4.2, (i) shares of Common Stock withheld by the Company to satisfy any withholding obligation of a Participant pursuant to Section 11.4 shall not reduce the maximum share limitation specified in Section 4.1 and shall again be available for grant under the Plan, (ii) shares of Common Stock tendered by a Participant to pay the exercise price of any Options shall not reduce the maximum share limitation specified in Section 4.1 and shall again be available for grant under the Plan, and (iii) shares of Common Stock issued in connection with Awards that are assumed, converted or substituted pursuant to an Adjustment Event or Change in Control (i.e., Alternative Awards) will not further reduce the maximum share limitation specified in Section 4.1. For purposes of this Article 4, if a Stock Appreciation Right is granted in tandem with an Option so that only one may be exercised with the other being surrendered on such exercise in accordance with Section 5.7, the number of Shares subject to the tandem Option and Stock Appreciation Right award shall only be taken into account once (and not as to both awards).

4.3 *Individual Award Limitations.* Subject to the provisions of Section 4.4, the following individual Award limits shall apply:

a. During any 36-month period, no Participant shall receive Options or Stock Appreciation Rights covering more than 734,000 shares of Common Stock; and

b. During any 36-month period, no Participant shall receive any Awards that are subject to performance measures covering more than 734,000 shares of Common Stock; provided that this number of shares of Common Stock shall be proportionately adjusted on a straight-line basis for Performance Periods of shorter or longer duration, not to exceed five years.

4.4 *Adjustment in Capitalization.* In the event of any Adjustment Event affecting the Common Stock such that an adjustment is required to preserve, or to prevent enlargement of, the benefits or potential benefits made available under the Plan, then the Committee shall, in such manner as the Committee shall deem equitable, adjust any or all of (i) the number and kind of shares which thereafter may be awarded or optioned and sold under the Plan (including, without limitation, adjusting any limits on the number and types of Awards that may be made under the Plan), (ii) the number and kind of shares subject to each Automatic Non-Employee Director Option to be granted to Non-Employee Directors pursuant to Section 5.6, but only with respect to Adjustment Events occurring subsequent to the IPO Date, (iii) the number and kind of shares subject to outstanding Awards, and (iv) the grant, exercise or conversion price with respect to any Award. In addition, the Committee may make provisions for a cash payment to a Participant or a person who has an outstanding Award. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive. The number of shares of Common Stock subject to any Award shall be rounded to the nearest whole number. Any such adjustment shall be consistent with Sections 424, 409A and 162(m) of the Code to the extent the Awards subject to adjustment are subject to such Sections of the Code.

ARTICLE 5
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 *Grant.* At such time or times as shall be determined by the Committee, Options may be granted to Participants other than Non-Employee Directors; provided, however, that prior to the IPO Date, Options may be granted to Non-Employee Directors. Options pursuant to this Plan may be of two types: (i) "incentive stock options" within the meaning of Section 422 of the Code ("ISOs") and (ii) non-statutory stock options ("NSOs"), which are not ISOs. The grant date of an Option under the Plan will be the date on which the Option is awarded by the Committee or such other future date as the Committee shall determine in its sole discretion. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the exercise price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, the conditions upon which the Option or any portion thereof shall become vested or exercisable, and such other terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. For the avoidance of doubt, ISOs may only be granted to Employees who are treated as common law employees of the Company or any Subsidiary Corporation (as defined in Section 424(f) of the Code). To the extent that the aggregate Fair Market Value (determined on the date the Option is granted) of shares of Common Stock with respect to which Options designated as ISOs are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company, or any parent or subsidiary as defined in Section 424 of the Code) exceed the amount (currently $100,000) established by the Code, such options shall constitute NSOs.

5.2 *Exercise Price.* Each Option granted pursuant to the Plan shall have an exercise price per share of Common Stock determined by the Committee; provided that such per share exercise price of any Option may not be less than the Fair Market Value of one share of Common Stock on the date the Option is granted; provided further, that if an ISO shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than ten percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or subsidiary as defined in Section 424 of the Code) (a "Ten Percent Holder"), the per share exercise price shall be the price (currently 110% of Fair Market Value) required by the Code in order to constitute an ISO.

5.3 *Exercisability.* Each Option awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. No Option shall be exercisable on or after the tenth anniversary of its grant date; provided that if an ISO shall be granted to a Ten Percent Holder, such ISO shall not be exercisable on or after the fifth anniversary of its grant date. Except as otherwise provided in the Plan, the applicable Award Agreement or as determined by the Committee at or after the grant date, after becoming exercisable each installment of an Option shall remain exercisable until expiration, termination or cancellation of the Option and, until such time, may be exercised from time to time in whole or in part, up to the total number of shares of Common Stock with respect to which it is then exercisable.

5.4 *Payment.* The Committee shall establish procedures governing the exercise of Options, which procedures shall generally require that written notice of exercise thereof be given and that the exercise price thereof be paid in full at the time of exercise (i) in cash or cash equivalents, including by personal check, or (ii) in accordance with such other procedures or in such other forms as the Committee shall from time to time determine. The exercise price of any Options exercised may be paid in full or in part in the form of Mature Shares, based on the Fair Market Value of such Mature Shares on the date of exercise, subject to such rules and procedures as may be adopted by the Committee. As soon as practicable after receipt of a written exercise notice and payment of the exercise price in accordance with this Section 5.4, the Company shall deliver to the Participant a certificate or certificates representing the shares of Common Stock acquired upon the exercise thereof, bearing appropriate legends if applicable.

5.5 *Prohibition Against Repricing.* Notwithstanding any provision in this Plan to the contrary and subject to Section 4.4, the Board and the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option or to grant any new Options with a lower exercise price in substitution for or upon the cancellation of Options previously granted without the affirmative vote of a majority of the voting power of the shares of capital stock of the Company represented at a meeting in which such action is considered for approval. Any such reduction of exercise price or regranting of such Options, as the case may be, shall be made in compliance with Section 1.409A(b)(5)(v) of the Regulations so as not to be treated as providing for the deferral of compensation.

5.6 *Automatic Grants of Options to Non-Employee Directors.* From and after and subject to the occurrence of the IPO Date, the Company shall grant NSOs to Non-Employee Directors pursuant to this Section 5.6, which grants shall be automatic and nondiscretionary and otherwise subject to the terms and conditions set forth in this Section 5.6 and the terms of the Plan including Section 4.4 ("Automatic Non-Employee Director Options"). Each Non-Employee Director shall be automatically granted a NSO to purchase 2,000 shares of Common Stock (an "Initial Option") on the date the Non-Employee Director first joins the Board, and thereafter shall be automatically granted a NSO to purchase 2,000 shares of Common Stock (the "Annual Options") on the date immediately following the Company's annual meeting of stockholders beginning with the annual meeting in 2005; provided, however, that he or she is then a director of the Company and, provided, further, that as of such date, such director shall have served on the Board for at least the preceding six (6) months.

The term of each Automatic Non-Employee Director Option shall be eight (8) years. The option price per share of Common Stock purchasable under an Automatic Non-Employee Director Option shall be 100% of the Fair Market Value of the Common Stock on the date of grant. Each Automatic Non-Employee Director Option shall vest on the anniversary of the date of grant. Unless otherwise determined by the Committee at or after the grant date, if a Non-Employee Director ceases to be a member of the Board for any reason, the Non-Employee Director (or the Non-Employee Director's beneficiary or legal representative) may exercise any Automatic Non-Employee Director Options that are exercisable on the date of the Non-Employee Director ceases to be a member of the Board until the expiration of the term of such Automatic Non-Employee Director Options. Any Automatic Non-Employee Director Options that are not then exercisable shall be forfeited and canceled as of the date the Non-Employee Director ceases to be a member of the Board.

In the event that the number of shares of Common Stock available for grant under the Plan is not sufficient to accommodate the Automatic Non-Employee Director Options, then the remaining shares of Common Stock available for Automatic Non-Employee Director Options shall be granted to Non-Employee Directors on a pro-rata basis. No further grants shall be made until such time, if any, as additional shares of Common Stock become available for grant under the Plan through action of the Board and/or the stockholders of the Company to increase the number of shares of Common Stock that may be issued under the Plan or through cancellation or expiration of Awards previously granted hereunder.

5.7 *Stock Appreciation Rights.*

a. *Grant.* Stock Appreciation Rights may be granted to Participants other than Non-Employee Directors at such time or times as shall be determined by the Committee. Stock Appreciation Rights may be granted in tandem with Options which, unless otherwise determined by the Committee at or after the grant date, shall have substantially similar terms and conditions to such Options to the extent applicable, or may be granted on a freestanding basis, not related to any Option. The grant date of any Stock Appreciation Right under the Plan will be the date on which the Stock Appreciation Right is awarded by the Committee or such other future date as the Committee shall determine in its sole discretion; provided that the grant date of any Stock Appreciation Right granted in tandem with an ISO shall be the same date that the ISO is awarded. No Stock Appreciation Right shall be exercisable on or after the tenth anniversary of its grant date. Stock Appreciation Rights shall be evidenced in writing, whether as part of the Award Agreement governing the terms of the Options, if any, to which such Stock

Appreciation Right relates or pursuant to a separate Award Agreement with respect to freestanding Stock Appreciation Rights, in each case, containing such provisions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters.

b. *Exercise.* Stock Appreciation Rights awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date; provided that, except as otherwise provided in this Plan, no Stock Appreciation Right shall become exercisable prior to a Participant's completion of one year of service for the Company or any Subsidiary. Stock Appreciation Rights that are granted in tandem with an Option may only be exercised upon the surrender of the right to exercise such Option for an equivalent number of shares of Common Stock, and may be exercised only with respect to the shares of Common Stock for which the related Option is then exercisable.

c. *Settlement.* Subject to Section 11.4, upon exercise of a Stock Appreciation Right, the Participant shall be entitled to receive payment in the form, determined by the Committee, of cash or shares of Common Stock having a Fair Market Value equal to such cash amount, or a combination of shares of Common Stock and cash having an aggregate value equal to such amount, determined by multiplying:

i. any increase in the Fair Market Value of one share of Common Stock on the exercise date over the price fixed by the Committee on the grant date of such Stock Appreciation Right, which may not be less than the Fair Market Value of a share of Common Stock on the grant date of such Stock Appreciation Right (except if awarded in tandem with a NSO but after the grant date of such NSO, then not less than the exercise price of such NSO), by

ii. the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised; provided, however, that on the grant date, the Committee may establish, in its sole discretion, a maximum amount per share which will be payable upon exercise of a Stock Appreciation Right.

5.8 *Termination of Employment.*

a. *Due to Death or Disability.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates by reason of such Participant's death or Disability, any Option or Stock Appreciation Right granted to such Participant shall become fully vested and immediately exercisable in full and may be exercised by the Participant (or the Participant's beneficiary or legal representative) until the earlier of (i) the twelve-month anniversary of the date of such termination, and (ii) the expiration of the term of such Option or Stock Appreciation Right.

b. *Due to Retirement.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates due to his or her Retirement, the Participant (or the Participant's beneficiary or legal representative) may exercise any Options and Stock Appreciation Rights that are exercisable on the date of his or her Retirement until the earlier of (i) the twelve-month anniversary following the date of the Participant's Retirement, and (ii) the expiration of the term of such Options or Stock Appreciation Rights. Any Options and Stock Appreciation Rights that are not then exercisable upon the Participant's Retirement shall be forfeited and canceled as of the date of such termination.

c. *For Cause.* If a Participant's employment is terminated by the Company or any Subsidiary for Cause (or if, following the date of termination of the Participant's employment for any reason, the Committee determines that circumstances exist such that the Participant's employment could have been terminated for Cause), any Options and Stock Appreciation Rights granted to such Participant, whether or not then exercisable, shall be immediately forfeited and canceled as of the date of such termination.

d. *For Any Other Reason.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment is terminated for any reason other than one described in Section 5.8(a), (b) or (c), the Participant may exercise any Options and Stock Appreciation Rights that are exercisable on the date of such termination until the earlier of (i) the 90th day following the date of such termination, and (ii) the expiration of the term of such Options or Stock Appreciation Rights. Any Options and Stock Appreciation Rights that are not exercisable upon termination of a Participant's employment shall be forfeited and canceled as of the date of such termination.

5.9 *Committee Discretion.* Notwithstanding anything to the contrary contained in this Article 5, the Committee may, subject to the provisions of Code Section 409A, at or after the date of grant, accelerate or waive any conditions to the exercisability of any Option or Stock Appreciation Right or Automatic Non-Employee Director Options granted under the Plan, and may permit all or any portion of any such Option or Stock Appreciation Right or Automatic Non-Employee Director Option to be exercised following the termination of a Participant's employment, or the failure of a Participant to remain a member of the Board, for any reason on such terms and subject to such conditions as the Committee shall determine. The forgoing notwithstanding, the Committee may not extend the term of any Option or Stock Appreciation Right or Automatic Non-Employee Director Option.

ARTICLE 6
PERFORMANCE STOCK AND PERFORMANCE UNITS

6.1 *Grant.* Performance Stock and Performance Units may be granted to Participants other than Non-Employee Directors at such time or times as shall be determined by the Committee. The grant date of any Performance Stock or Performance Units under the Plan will be the date on which such Performance Stock or Performance Units are awarded by the Committee or on such other future date as the Committee shall determine in its sole discretion. Performance Stock and Performance Units shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Performance Stock and the Performance Units pertain, the Restriction Period, and such other terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No shares of Common Stock will be issued at the time an Award of Performance Units is made, and the Company shall not be required to set aside a fund for the payment of any such Award.

6.2 *Vesting.*

a. *In General.* Performance Stock and Performance Units granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the attainment of specified performance objectives or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. No later than the 90th day after the applicable Performance Period begins (or such other date as may be required or permitted under Section 162(m) of the Code, if applicable), the Committee shall establish the performance objectives upon which the Restriction Period shall lapse.

b. *Performance Objectives.* Any such performance objectives will be based upon the relative or comparative achievement of one or more of the following criteria: (i) earnings before or after taxes, interest, depreciation, and/or amortization; (ii) net earnings (before or after taxes); (iii) net income (before or after taxes); (iv) operating income before or after depreciation and amortization (and including or excluding capital expenditures); (v) operating income (before or after taxes); (vi) operating profit (before or after taxes); (vii) book value; (viii) earnings per share (before or after taxes); (ix) market share; (x) return measures (including, but not limited to, return on capital, invested capital, assets, equity); (xi) margins; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) comparable or same store sales; (xiv) sales or product volume growth; (xv) productivity improvement or operating efficiency; (xvi) costs or expenses; (xvii) shareholders' equity; (xviii) revenues or sales; (xix) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (xx) revenue-generating unit-based metrics; (xxi) expense targets; (xxii) individual performance objectives; (xxiii) working capital targets; (xxiv) measures of economic value added; (xxv) inventory control; or (xxvi) enterprise value.

c. *Special Rules Relating to Performance Objectives.* Performance objectives may be established on an individual or a Company-wide basis or with respect to one or more Company business units or divisions, or Subsidiaries; and either in absolute terms, relative to the performance of one or more similarly situated persons or companies, or relative to the performance of an index covering a peer group of companies. When establishing performance objectives for the applicable Performance Period, the Committee may exclude any or all "extraordinary items" as determined under U.S. generally accepted accounting principals including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in the Company's financial statements, notes to the Company's financial statements or management's discussion and analysis of financial condition and results of operations contained in the Company's most recent annual report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act.

d. *Certification of Attainment of Performance Objectives.* The Restriction Period with respect to any Performance Stock or Performance Units shall lapse upon the written certification by the Committee that the performance objective or objectives for the applicable Performance Period have been attained. The Committee may provide at the time of grant that if the performance objective or objectives are attained in part, the Restriction Period with respect to a specified portion (which may be zero) of any Performance Stock or Performance Units will lapse.

e. *Newly Eligible Participants.* Notwithstanding anything in this Article 6 to the contrary, the Committee shall be entitled to make such rules, determinations and adjustments as it deems appropriate with respect to any Participant who becomes eligible to receive an Award of Performance Stock or Performance Units after the commencement of a Performance Period.

6.3 *Additional Provisions Relating to Performance Stock.*

a. *Restrictions on Transferability.* Except as provided in Section 11.1 or in an Award Agreement, no Performance Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Performance Stock may only be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement and any other agreement to which the Performance Stock is subject. The Committee shall require that any stock certificates evidencing any Performance Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Performance Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares of Common Stock covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 6.3, shall be void and of no effect.

b. *Legend.* Each certificate evidencing shares of Common Stock subject to an Award of Performance Stock shall be registered in the name of the Participant holding such Performance Stock and shall bear the following (or similar) legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) CONTAINED IN THE CABELA'S INCORPORATED 2004 STOCK PLAN AND THE RELATED AWARD AGREEMENT AND NEITHER THIS CERTIFICATE NOR THE SHARES REPRESENTED BY IT ARE ASSIGNABLE OR OTHERWISE TRANSFERABLE EXCEPT IN ACCORDANCE WITH SUCH PLAN AND AWARD AGREEMENT, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY."

c. *Rights as a Stockholder.* Unless otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Performance Stock shall be entitled to (i) receive all dividends and distributions paid in respect of the shares of Common Stock underlying such Award; provided that, if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Performance Stock with respect to which they were paid, and (ii) exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

6.4 *Additional Provisions Relating to Performance Units.*

a. *Restrictions on Transferability.* Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Performance Units, no Performance Units may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. Upon issuance of such certificate or certificates and if such shares of Common Stock remain subject to the Restriction Period, such shares shall be subject to the provisions of Section 6.3 until the lapse of the Restriction Period. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 6.4, shall be void and of no effect.

b. *Rights as a Stockholder.* The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or paid currently to, a Participant receiving an Award of Performance Units. Unless otherwise determined by the Committee at or after the grant date, (i) any cash Dividend Equivalents credited to the Participant's account shall be deemed to have been invested in additional Performance Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date, and such additional Performance Units shall be subject to the same terms and conditions as are applicable in respect of the Performance Units with respect to which such Dividend Equivalents were payable, and (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares of Common Stock and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Performance Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Performance Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Performance Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

c. *Settlement of Performance Units.* Unless the Committee determines otherwise at or after the grant date, as soon as reasonably practicable after, but no later than sixty (60) days following, the lapse of the Restriction Period with respect to any Performance Units then held by a Participant, the Company shall issue to the Participant a certificate or certificates for the shares of Common Stock underlying such Performance Units (plus additional shares of Common Stock for each Performance Unit credited in respect of Dividend Equivalents) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock.

6.5 *Termination of Employment.*

a. *Due to Death, Disability or Retirement.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment terminates by reason of such Participant's death, Disability or Retirement, the Restriction Period on all of the Participant's Performance Stock and Performance Units shall lapse only to the extent that the applicable performance objectives (pro rated through the date of termination) have been achieved through the date of termination. Any Performance Stock and Performance Units for which the Restriction Period has not then lapsed shall be forfeited and canceled as of the date of such termination.

b. *For Any Other Reason.* Unless otherwise determined by the Committee at or after the grant date, if a Participant's employment is terminated for any reason other than one described in Section 6.5(a), any Performance Stock and Performance Units granted to such Participant shall be immediately forfeited and canceled as of the date of such termination of employment.

ARTICLE 7
RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1 *Grant.* Restricted Stock and Restricted Stock Units may be granted to Participants other than Non-Employee Directors at such time or times as shall be determined by the Committee. The grant date of any Restricted Stock or Restricted Stock Units under the Plan will be the date on which such Restricted Stock or Restricted Stock Units are awarded by the Committee or on such other future date as the Committee shall determine in its sole discretion. Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Restricted Stock and the Restricted Stock Units pertain, the Restriction Period and such terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No shares of Common Stock will be issued at the time an Award of Restricted Stock Units is made and the Company shall not be required to set aside a fund for the payment of any such Award.

7.2 *Vesting.* Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the performance of a minimum period of service, or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date; provided that, except as otherwise provided in this Plan, the Restriction Period on any Restricted Stock or Restricted Stock Units shall not lapse prior to a Participant's completion of one year of service to the Company or any Subsidiary following the grant date.

7.3 *Additional Provisions Relating to Restricted Stock.*

a. *Restrictions on Transferability.* Except as provided in Section 11.1 or in an Award Agreement, no Restricted Stock may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Restricted Stock may only be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement and any other agreement to which the Restricted Stock is subject. The Committee shall require that any stock certificates evidencing any Restricted Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.3, shall be void and of no effect.

b. *Legend.* Each certificate evidencing shares of Common Stock subject to an Award of Restricted Stock shall be registered in the name of the Participant holding such Restricted Stock and shall bear the legend (or similar legend) as specified in Section 6.3(b).

c. *Rights as a Stockholder.* Unless otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock shall be entitled to (i) receive all dividends and distributions paid in respect of shares of Common Stock underlying such Award; provided that, if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock with respect to which they were paid, and (ii) exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

7.4 *Additional Provisions Relating to Restricted Stock Units.*

a. *Restrictions on Transferability.* Unless and until the Company issues a Participant shares of Common Stock in respect of his or her Award of Restricted Stock Units, no Restricted Stock Units may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. Upon issuance of such shares and if such shares of Common Stock remain subject to the Restriction Period, such shares shall be subject to the provisions of Section 7.3 until the lapse of the Restriction Period. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.4, shall be void and of no effect.

b. *Rights as a Stockholder.* The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or paid currently to, a Participant receiving an Award of Restricted Stock Units. Unless otherwise determined by the Committee at or after the grant date, (i) any cash Dividend Equivalents credited to the Participant's account shall be deemed to have been invested in additional Restricted Stock Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date, and such additional Restricted Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Restricted Stock Units with respect to which such Dividend Equivalents were payable, and (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Restricted Stock Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

c. *Settlement of Restricted Stock Units.* Unless the Committee determines otherwise at or after the grant date, as soon as reasonably practicable after, but no later than sixty (60) days following, the lapse of the Restriction Period with respect to any Restricted Stock Units, the Company shall issue the shares of Common Stock underlying such Restricted Stock Unit (plus additional shares of Common Stock for each Restricted Stock Unit credited in respect of Dividend Equivalents) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock.

7.5 *Termination of Employment.* Unless otherwise determined by the Committee at or after the grant date, (i) if a Participant's employment is terminated due to his or her death or Disability during the Restriction Period, a pro rata portion of the shares of Common Stock underlying any Awards of Restricted Stock and Restricted Stock Units then held by such Participant shall no longer be subject to the Restriction Period, based on the number of months the Participant was employed during the applicable period, and all Restricted Stock and Restricted Stock Units for which the Restriction Period has not then lapsed shall be forfeited and canceled as of the date of such termination, and (ii) if a Participant's employment is terminated for any other reason during the Restriction Period, any Restricted Stock and Restricted Stock Units held by such Participant for which the Restriction Period has not then expired shall be forfeited and canceled as of the date of such termination.

ARTICLE 8
CHANGE IN CONTROL

8.1 *In General.* Unless the Committee otherwise determines in the manner set forth in Section 8.4, upon the occurrence of a Change in Control, (i) all Options and Stock Appreciation Rights and Automatic Non-Employee Director Options shall become exercisable, (ii) the Restriction Period on all Restricted Stock and Restricted Stock Units shall lapse immediately prior to such Change of Control, (iii) shares of Common Stock underlying Awards of Restricted Stock Units shall be issued to each Participant then holding such Award immediately prior to such Change in Control or, at the discretion of the Committee (as constituted immediately prior to the Change in Control), (iv) each such Option, Stock Appreciation Right, Automatic Non-Employee Director Option and/or Restricted Stock Unit shall be canceled in exchange for an amount equal to the product of (A)(I) in the case of Options and Stock Appreciation Rights and Automatic Non-Employee Director Options, the excess, if any, of the product of the Change in Control Price over the exercise price for such Award, and (II) in the case of other such Awards, the Change in Control Price, multiplied by (B) the aggregate number of shares of Common Stock covered by such Award.

8.2 *Performance Stock and Performance Units.* In the event of a Change in Control, (A) any Performance Period in progress at the time of the Change in Control for which Performance Stock or Performance Units are outstanding shall end effective upon the occurrence of such Change in Control and (B) all Participants granted such Awards shall be deemed to have earned a pro rata award equal to the product of (I) such Participant's target award opportunity with respect to such Award for the Performance Period in question and (II) the percentage of performance objectives achieved as of the date on which the Change in Control occurs or, at the discretion of the Committee (as constituted immediately prior to the Change in Control) (C) each such Performance Unit shall be canceled in exchange for an amount equal to the product of (I) the Change in Control Price, multiplied by (II) the aggregate number of shares of Common Stock covered by such Performance Unit. Any Performance Stock and Performance Units for which the applicable pro rated performance objectives have not been achieved shall be forfeited and canceled as of the date of such Change in Control.

8.3 *Timing of Payments.* Payment of any amounts calculated in accordance with Sections 8.1 and 8.2 shall be made in cash or, if determined by the Committee (as constituted immediately prior to the Change in Control), in shares of the common stock of the New Employer having an aggregate fair market value equal to such amount and shall be payable in full, as soon as reasonably practicable, but in no event later than 30 days, following the Change in Control. For purposes hereof, the fair market value of one share of common stock of the New Employer shall be determined by the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control), in good faith.

8.4 *Alternative Awards.* Notwithstanding Section 8.1, no cancellation, termination, acceleration of exercisability or vesting, lapse of any Restriction Period or settlement or other payment based on a Change in Control shall occur with respect to any outstanding Award (other than an award of Performance Stock or Performance Units), if the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control) reasonably determines, in good faith, prior to the Change in Control that such outstanding Awards shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award being hereinafter referred to as an "Alternative Award") by the New Employer, provided that any Alternative Award must:

a. be based on shares of common stock that are traded on an established U.S. securities market;

b. provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to the rights, terms and conditions applicable under such Award, including, but not limited to, a substantially equivalent exercise or vesting schedule and substantially equivalent timing and methods of payment;

c. have substantially equivalent economic value to such Award (determined at the time of the Change in Control);

d. have terms and conditions which provide that in the event that the Participant suffers an involuntary termination within two years following the Change in Control any conditions on the Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award held by such Participant shall be waived or shall lapse, as the case may be; and

e. be granted in compliance with Section 1.409A(b)(5)(v)(D) of the Regulations so as not to be treated as providing for the deferral of compensation.

8.5 *Termination of Employment Prior to Change in Control.* In the event that any Change in Control occurs, any Participant whose employment is terminated due to death or Disability, on or after the date, if any, on which the stockholders of the Company approve such Change in Control transaction, but prior to the consummation thereof, shall be treated, solely for purposes of this Plan (including, without limitation, this Article 8), as continuing in the Company's employment until the occurrence of such Change in Control, and to have been terminated immediately thereafter.

ARTICLE 9
STOCKHOLDER RIGHTS

Notwithstanding anything to the contrary in the Plan, no Participant or Permitted Transferee shall have any voting or other rights as a stockholder of the Company with respect to any Common Stock covered by any Award until the issuance of Common Stock to the Participant or Permitted Transferee. Except as otherwise provided in this Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

ARTICLE 10
EFFECTIVE DATE, AMENDMENT, MODIFICATION, AND TERMINATION OF PLAN

The Plan shall be effective upon its adoption by the Board and approval by the stockholders of the Company within twelve (12) months of the adoption by the Board, and shall continue in effect, unless sooner terminated pursuant to this Article 10, until the tenth anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board may at any time, subject to Code Section 409A and other applicable laws, terminate or suspend the Plan, and from time to time may amend or modify the Plan; provided that without the approval by a majority of the votes cast at a meeting of stockholders at which a quorum representing a majority of the shares of the Company entitled to vote generally in the election of Directors is present in person or by proxy, no amendment or modification to the Plan may (i) materially increase the benefits accruing to Participants under the Plan, (ii) except as otherwise expressly provided in Section 4.4, increase the number of shares of Common Stock subject to the Plan or the individual Award limitations specified in Section 4.3, (iii) modify the requirements for participation in the Plan or (iv) extend the term of the Plan. No amendment, modification, or termination of the Plan shall in any manner adversely affect any Award previously granted under the Plan, without the consent of the Participant.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1 *Nontransferability of Awards.* No Award shall be assignable or transferable except by beneficiary designation, will or the laws of descent and distribution; provided that the Committee may permit (on such terms and conditions as it shall establish) in its sole discretion a Participant to transfer an Award (other than an ISO) for no consideration to the Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests (individually, a "Permitted Transferee"). Except to the extent required by law, no Award shall be subject to any lien, obligation or liability of the Participant. All rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or, if applicable, his or her Permitted Transferee(s). The rights of a Permitted Transferee shall be limited to the rights conveyed to such Permitted Transferee, who shall be subject to and bound by the terms of the Plan and the agreement or agreements between the Participant and the Company.

11.2 *Beneficiary Designation.* Each Participant under the Plan may from time to time name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid or by whom any right under the Plan is to be exercised in case of his or her death. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. The spouse of a married Participant, domiciled in a community property jurisdiction, shall join in any designation of a beneficiary other than such spouse. In the absence of any beneficiary designation, or if all designated beneficiaries of a Participant predecease the Participant, benefits remaining unpaid at the Participant's death shall be paid to or exercised by the Participant's surviving spouse, if any, or otherwise to or by his or her estate.

11.3 *No Guarantee of Employment or Participation.* Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor to confer upon any Participant any right to continue in the employ of the Company or any Subsidiary. Except as otherwise provided in Section 5.6, no Employee shall have a right to be selected as a Participant, or, having been so selected, to receive any future Awards.

11.4 *Tax Withholding.* The Company shall have the right and power to deduct from all amounts paid to a Participant in cash or shares (whether under this Plan or otherwise) or to require a Participant to remit to the Company promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any Award under this Plan. In the case of any Award satisfied in the form of shares of Common Stock, no shares of Common Stock shall be issued unless and until arrangements satisfactory to the Committee shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such Award. The Company may defer payments of cash or issuance or delivery of Common Stock until such requirements are satisfied. Without limiting the generality of the foregoing, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Participants to elect to tender, shares of Common Stock (including shares of Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld (provided that such amount shall not be in excess of the minimum amount required to satisfy the statutory withholding tax obligations).

11.5 *Compliance with Legal and Exchange Requirements.* The Plan, the granting, vesting and exercising of Awards thereunder, and any obligations of the Company under the Plan, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required, and to any rules or regulations of any exchange on which the Common Stock is listed. The Company, in its discretion, may postpone the granting, vesting, exercising and settlement of Awards, the issuance or delivery of shares of Common Stock under any Award or any other action permitted under the Plan to permit the Company, with reasonable diligence, to complete such stock exchange listing or registration or qualification of such shares or other required action under any federal or state law, rule, or regulation and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of shares of Common Stock in compliance with applicable laws, rules, and regulations. The Company shall not be obligated by virtue of any provision of the Plan to recognize the vesting, exercise or settlement of any Award or to otherwise sell or issue shares of Common Stock in violation of any such laws, rules or regulations, and any postponement of the vesting, exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Participant with respect to any Award (or shares of Common Stock issuable thereunder) that shall lapse because of such postponement.

11.6 *Indemnification.* Each person who is or shall have been a member of the Committee, a delegate of the Committee or a member of the Board shall be indemnified and held harmless, to the full extent permitted by law, by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be made a party or in which he may be involved by reason of any action taken or failure to act under the Plan (provided that such action or failure to act was in good faith) and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or By-laws, by contract, as a matter of law or otherwise.

11.7 *No Limitation on Compensation.* Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

11.8 *409A Compliance.* The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to such Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event such Section 409A applies to any such Award in a manner that results in adverse tax consequences for a Participant or any of his or her beneficiaries or transferees.

11.9 *Governing Law.* Except where preempted by federal law, the Plan and any Award Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflict of laws which would require application of the law of another jurisdiction.

11.10 *Severability; Blue Pencil.* In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

11.11 *No Impact on Benefits.* Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Award shall be treated as compensation for purposes of calculating a Participant's right under any such plan, policy or program.

11.12 *No Constraint on Corporate Action.* Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets or (ii) to limit the right or power of the Company or any Subsidiary to take any action which such entity deems to be necessary or appropriate.

11.13 *Headings and Captions.* The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

IN WITNESS WHEREOF, the Company has executed this Plan on the _____ day of May, 2009.

CABELA'S INCORPORATED

By: ________________________________
President and Chief Executive Officer

CABELA'S INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

Tuesday, May 12, 2009
10:00 a.m. Mountain Time

Cabela's Incorporated
Corporate Headquarters
One Cabela Drive
Sidney, Nebraska 69160

Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

proxy

This proxy is solicited by the Board of Directors of Cabela's Incorporated (the "Company") for use only at the Annual Meeting of Shareholders to be held on May 12, 2009, and at any adjournment thereof.

By signing this proxy, you revoke all prior proxies and appoint Ralph W. Castner and Brent LaSure, and each of them acting in the absence of the other, as proxies, with full power of substitution, to vote your shares of the Company's common stock on the matters shown on the reverse side and any other matters that may come before the Annual Meeting of Shareholders to be held at the Company's Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160, on Tuesday, May 12, 2009, at 10:00 a.m. Mountain Time, and any adjournment thereof, in accordance with the instructions on the reverse hereof.

If you participate in the Company's 401(k) Savings Plan ("401(k) Plan") and had contributions invested in the Company's common stock on March 16, 2009, this proxy will serve as voting instructions for the trustee of the 401(k) Plan. If no instructions are given, or if this proxy is not received by our transfer agent by May 7, 2009, your shares held in the 401(k) Plan will not be voted and will not be counted as present at the meeting.

See reverse for voting instructions.

COMPANY #

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET – www.eproxy.com/cab
Use the Internet to vote your proxy until 12:00 p.m. (CDT) on May 11, 2009. Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

PHONE – 1-800-560-1965
Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CDT) on May 11, 2009. Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple voice instructions to vote your proxy.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE AND RETURN THIS PROXY CARD.

Please detach here

The Board of Directors Recommends a Vote FOR Proposals 1, 2 and 3.

1. Election of directors: 01 Theodore M. Armstrong, 02 Richard N. Cabela, 03 James W. Cabela, 04 John H. Edmondson, 05 John Gottschalk, 06 Dennis Highby, 07 Reuben Mark, 08 Michael R. McCarthy, 09 Thomas L. Millner

☐ Vote FOR all nominees (except as marked) ☐ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Approval of amendments to the Company's 2004 Stock Plan to, among other things, increase the number of shares authorized for issuance thereunder: ☐ For ☐ Against ☐ Abstain

3. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2009: ☐ For ☐ Against ☐ Abstain

4. In their discretion, upon such other matters as may properly come before the meeting or any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Address Change? Mark Box ☐ Indicate changes below:

Date ______________________

Signature(s) in Box

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

Cabela's
WORLD'S FOREMOST OUTFITTER®
Hunting • Fishing • Outdoor Gear

COMPANY #

CABELA'S INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS
Tuesday, May 12, 2009
10:00 a.m. Mountain Time
Cabela's Incorporated
Corporate Headquarters
One Cabela Drive
Sidney, Nebraska 69160

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on Tuesday, May 12, 2009.

Notice is hereby given that the Annual Meeting of Shareholders of Cabela's Incorporated (the "Company") will be held at the Company's Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160 on Tuesday, May 12, 2009 at 10:00 a.m. Mountain Time.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement and Annual Report are available at www.ematerials.com/cab

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side of this notice on or before April 30, 2009 to facilitate timely delivery.

Matters intended to be acted upon at the meeting are listed below.

The Board of Directors Recommends a Vote FOR Proposals 1, 2 and 3:

1. Election of Directors
   01 Theodore M. Armstrong
   02 Richard N. Cabela
   03 James W. Cabela
   04 John H. Edmondson
   05 John Gottschalk
   06 Dennis Highby
   07 Reuben Mark
   08 Michael R. McCarthy
   09 Thomas L. Millner
2. Approval of amendments to the Company's 2004 Stock Plan to, among other things, increase the number of shares authorized for issuance thereunder.
3. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2009.
4. Such other business as may properly come before the meeting or any adjournment thereof.

You may immediately vote your proxy on the Internet at:

www.eproxy.com/cab

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CDT) on May 11, 2009.
- Please have this Notice and the last four digits of your Social Security Number or Tax Identification Number available. Follow the instructions to vote your proxy.

Your Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

To request paper copies of the proxy materials, which include the proxy card, proxy statement and annual report, please contact us via:

Internet – Access the Internet and go to www.ematerials.com/cab. Follow the instructions to log in and order copies.

Telephone – Call us free of charge at 866-697-9377 in the U.S. or Canada, using a touch-tone phone, and follow the instructions to log in and order copies.

Email – Send us an email at ep@ematerials.com with "CAB Materials Request" in the subject line.
The email must include:

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Letter To Shareholders

Dear Cabela's Shareholders:

It should come as no surprise when I say 2008 was one of the toughest macro-economic environments we have ever faced. Despite the difficult environment, Cabela's had many accomplishments which position us well for the upcoming year. I believe our financial results demonstrate the power of our profitable multi-channel model, the strength of the Cabela's brand, our ability to capture market share and the considerable traction we are realizing in our efforts to reduce costs and carefully manage inventory levels.

The state of the economy has required us to take a hard look at our business practices and our goals. We have identified several areas where we can build upon our 2008 achievements and implement efficiencies that will save money and improve operations while still giving our customers the positive shopping experience they have come to expect from the World's Foremost Outfitter. Given the efficiencies we put in place last year and the aggressive initiatives we have going forward, I am optimistic Cabela's will weather the current economic climate and emerge a stronger, leaner company that will continue to lead the industry in both performance and value.

I am proud to say Cabela's strongest assets, our dedicated, hard-working family of employees, faced all the challenges of the year head-on and were successful in their endeavors. They continue to impress me with both their hard work and ability to adapt. Their knowledge of our business and industry, along with their strong work ethic, positive attitude and dedication to Cabela's, provides a strong base on which to build our success. It bears repeating that without them, Cabela's would not be the industry leader it is today.

Fiscal 2008 Financial Results

For fiscal 2008, we earned $76.4 million, or $1.14 per diluted share. Total revenue for 2008 increased 8.6% to $2.55 billion. Revenue from our direct business (catalog and Internet) decreased 3.1% to $1.10 billion. Despite a 3.7% decline in same store sales, retail revenue increased 23.2% to $1.29 billion due to a full-year contribution of stores opened in 2007 and sales from two new stores opened in 2008. Financial services revenue was $159 million, consistent with last year. We now have more than 1.2 million active cardholders who earn rewards redeemable across our multi-channel model. Additionally, we generated a record $155 million of cash flow from operations and exited 2008 with less debt than we did the prior year.

2008 Achievements

In 2008, I tasked my team to focus on tightly managing inventory levels. I am pleased to report we made tremendous progress as inventory levels decreased 15%, or $90 million, to $518 million at the end of 2008, compared to $608 million at the end of 2007.

Cash flow from operations improved significantly in 2008. During the year, on a consolidated basis we generated a record $155 million of cash flow from operations.

Because of our exceedingly strong cash flow, we prepaid $26 million of outstanding debt at the end of the fourth quarter. This debt repayment, along with a lower outstanding balance on our revolving line of credit, allowed us to exit 2008 with less debt than we had a year ago. At the end of 2008, our lease adjusted debt to total capital was 32%, compared to 35% at the end of 2007, giving us one of the strongest balance sheets in the retail industry. We believe this strong balance sheet will help us weather the current economic climate better than our competitors.

I am pleased with the continued growth of our Internet website, which registered a 32% increase in visits in 2008 and was once again the most visited e-commerce website in the sporting goods industry. In 2008, Cabela's had more than twice the traffic of our next closest competitor. In fact, of the largest retail websites in the United States, Cabela's ranks in the Top 40 in annual sales regardless of industry.

In our retail stores, our Outfitter Associates made significant progress streamlining and improving store labor productivity without sacrificing customer service. Improvements in our retail operations include higher average ticket in our comparable store base, improved customer service levels across our entire store base and improved labor as a percentage of sales. Thanks to the hard work of our Outfitter Associates, Cabela's was ranked number 11 in the National Retail Federation Customers' Choice Awards.

In addition to our improvements in retail operations, we also realized significant improvements in distribution efficiencies. Distribution costs as a percentage of merchandise revenue improved 40 basis points in 2008 as compared to 2007, and automated receiving of inbound units improved to 66% of units from 41% of units last year. We were very pleased with the distribution efficiencies we realized in 2008 and look forward to further improvement in 2009.

World's Foremost Bank continued to add new cardholders. In 2008, the average number of active accounts increased 15.5% to 1.14 million average active accounts. The Cabela's CLUB Visa loyalty program provides us a significant strategic advantage over our competitors, and we will continue to add new Cabela's CLUB members to gain market share from our competition.

The Year Ahead

Given the challenging macro-economic environment we experienced in 2008 and expect to continue into 2009, I have challenged our employees to focus on aggressively controlling costs, improving retail profitability and improving return on invested capital (ROIC) while continuing to focus on legendary customer service.

Cost Control

Our primary focus for 2009 will be on controlling costs and preserving cash. Current non-employee related actions being taken include more aggressive negotiation or renegotiation with all merchandise and non-merchandise vendors, increased emphasis on collection of outstanding receivables and reducing national/brand advertising as well as third-party contractual arrangements. Employee related items include eliminating merit increases in 2009 for several hundred of our more senior employees, offering a one-time early retirement program, eliminating corporate overtime and implementing a hiring slowdown. Should the macro-economic environment deteriorate dramatically, we have identified other actions we can take to help offset the impact and more aggressively conserve cash and manage costs.

Retail Profitability

Throughout 2009, we will focus on several areas to further improve retail store operations and profitability, including identifying operational inefficiencies with plans to streamline operations and backroom productivity. Additionally, we have initiatives designed to improve our retail advertising process, calendar management and assortment changes.

In 2008, we significantly improved our labor productivity and expect further improvements throughout 2009. We will continue to focus on improving our mix of selling versus non-selling labor in our retail stores. We will also be establishing base-line staffing in all stores and cross-scheduling capabilities during peak times.

Labor productivity improvements will not come at the expense of the world-class customer service for which Cabela's is known. In 2008, we implemented online customer shopper surveys, which we call Voice of the Customer, designed to measure and help us better manage and improve customer service levels in our stores. The program was extremely successful, and we are continuing it in 2009 to improve customer service levels.

We will continue to leverage our in-store kiosks and in-store pick-up programs to extend the largest assortment in our industry to our retail sales floor. To ensure an industry-leading position, we plan to improve process efficiencies and program offerings while enhancing customer communication.

Finally, we have set aggressive targets this year to improve retail advertising lift. Even in this economy, our "best customer" list continues to increase, creating additional sales opportunities. Due to the current economic climate, we also see opportunities to renegotiate many of our paper, printing and distribution costs. We expect these factors, along with improved creative elements of our retail advertising, to improve retail advertising lift in 2009.

Return on Invested Capital

We also are very focused on increasing return on invested capital, which will be one of the key metrics we use to judge our success in 2009. While the improvements in retail store productivity discussed above will have a positive impact on ROIC, we are undertaking several other initiatives in the coming year.

One of our biggest opportunities lies with improvements in merchandise gross margin. We realize in this macro-economic environment this will not be an easy task. Initiatives targeted at improving merchandise gross margin include leveraging our core SKUs, reducing overstocks, improving our discounting process and in-season markdown strategy, renegotiating and resourcing certain merchandise programs and increasing vendor support related to markdowns and promotions.

Another strategy we are implementing to improve ROIC is SKU rationalization to help us focus on our core SKUs, which represent roughly 40 percent of the units, sales and gross profit for Cabela's. A focused effort on these core SKUs will allow us to drive higher fill rates, lower refunds and improve margins. One of the goals of our SKU rationalization strategy will be to eliminate the bottom 20 percent of SKUs by the end of 2010. SKU rationalization also will help provide a professionally edited assortment of good, better, best for our customers, reinforce our core merchandise strategy and provide opportunities to consolidate vendors.

Another aspect of improving ROIC will be our continued emphasis on tightly managing inventories by driving our "open-to-buy" process down to the class level and reducing the level of unproductive inventory. Other areas of opportunity include improving our vendor compliance, reducing backorders and refunds, improving our preseason planning and in-season management and improving the velocity of merchandise to retail.

With these initiatives, despite the challenging macro-economic environment, we enter 2009 optimistic and determined to positively impact our business. With one of the strongest balance sheets and the largest direct business in our industry, we are confident Cabela's will continue to take market share and emerge from these turbulent times a much stronger and more efficient company.

Cabela's Advantage

As you can imagine, 2008 was a tough year, but Cabela's pulled through thanks to the dedication and hard work of our employees, who faced challenges head-on, adapted to the changing economic climate and quickly refocused on our new strategic direction. I am extremely proud of our employees, their dedication and their unfailing work ethic. They are a competitive advantage no one can duplicate.

We expect 2009 to continue to be a tough retail environment and, as such, we are focused on managing factors within our control. We are determined to provide the return our shareholders expect and deserve. In this retail environment, we believe focusing on controlling costs, generating cash flow and improving ROIC should enhance shareholder value. I am confident our profitable multi-channel selling platform, strong brand and superior customer service are a competitive advantage unmatched by anyone in our industry and will serve us well for many years to come.

In closing, I would like you to know this will be my last correspondence to you as Cabela's President and Chief Executive Officer. I am sure you are already aware that I will be transitioning from my current position to that as a Vice Chairman of Cabela's Board of Directors on April 6. I leave my position in the very capable hands of Tommy Millner, who joins Cabela's from Freedom Group, Inc., the parent company of Remington Arms Company, Inc.

Tommy's many years in and understanding of the industry, respect for Cabela's values, passion for the outdoors and knowledge of the competitive landscape will be very important to his new position as President and Chief Executive Officer of Cabela's. Tommy and his wife Merry Jeanne will be relocating to Sidney.

I feel privileged to have worked at Cabela's through our years of tremendous growth. It has been a rewarding experience, far beyond any I could have imagined 33 years ago when Jim and Dick hired me. I would like to thank them and all the hard-working and dedicated employees who have made this a tremendous career, filled with friendships and memories that will remain with me always.

Thank you for your continued confidence in us.

Sincerely,

Dennis Highby
President and Chief Executive Officer

March 31, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 27, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: **1-32227**

CABELA'S INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**20-0486586**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One Cabela Drive, Sidney, Nebraska	**69160**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(308) 254-5505**

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12 (g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $436,990,580 as of June 27, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) based upon the closing price of the registrant's Class A Common Stock on that date as reported on the New York Stock Exchange. For the purposes of this disclosure only, the registrant has assumed that its directors and executive officers and the beneficial owners of 5% or more of its voting common stock as of June 27, 2008, are affiliates of the registrant.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common stock, $0.01 par value: 66,923,128 shares as of February 18, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K to the extent stated herein.

Special Note Regarding Forward-Looking Statements

This report contains "forward-looking statements" that are based on our beliefs, assumptions, and expectations of future events, taking into account the information currently available to us. All statements other than statements of current or historical fact contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," and similar statements are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance, or financial condition to differ materially from the expectations of future results, performance, or financial condition we express or imply in any forward-looking statements. These risks and uncertainties include, but are not limited to:

- the level of discretionary consumer spending;
- the strength of the economy;
- changes in the capital and credit markets or the availability of capital and credit;
- our ability to comply with the financial covenants in our credit agreements;
- counterparty risk on our unsecured revolving credit facility;
- changes in consumer preferences and demographic trends;
- our ability to successfully execute our multi-channel strategy;
- the ability to negotiate favorable purchase, lease, and/or economic development arrangements for new retail store locations;
- expansion into new markets;
- market saturation due to new retail store openings;
- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;
- increasing competition in the outdoor segment of the sporting goods industry;
- the cost of our products;
- trade restrictions;
- political or financial instability in countries where the goods we sell are manufactured;
- adverse fluctuations in foreign currencies;
- increases in postage rates or paper and printing costs;
- supply and delivery shortages or interruptions caused by system changes or other factors;
- adverse or unseasonal weather conditions;
- fluctuations in operating results;
- the cost of fuel increasing;
- road construction around our retail stores;
- labor shortages or increased labor costs;
- increased government regulation, including regulations relating to firearms and ammunition;
- inadequate protection of our intellectual property;
- our ability to protect our brand and reputation;
- changes in accounting rules applicable to securitization transactions;
- our ability to manage credit and liquidity risks;
- any downgrade of the ratings on the outstanding notes issued by our Financial Services business' securitization trust;
- our ability to securitize our credit card receivables at acceptable rates or access the deposits market;
- decreased interchange fees received by our Financial Services business as a result of credit card industry litigation;
- other factors that we may not have currently identified or quantified; and
- other risks, relevant factors, and uncertainties identified in the "Risk Factors" section of this report.

Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. Our forward-looking statements speak only as of the date of this report. Other than as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

CABELA'S INCORPORATED

FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

We are a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping, and related outdoor merchandise. Since our founding in 1961, Cabela's has grown to become one of the most well-known outdoor recreation brands in the world. We have long been recognized as the "World's Foremost Outfitter." Through our growing number of retail stores, and our well-established direct business, we believe we offer the widest and most distinctive selection of high-quality outdoor products at competitive prices, while providing superior customer service. We also issue the Cabela's CLUB Visa® credit card, which serves as our primary customer loyalty rewards program. Refer to Note 23 entitled "Segment Reporting" to our consolidated financial statements and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional financial information regarding our Retail and Direct businesses, as well as our Financial Services business.

We were initially incorporated as a Nebraska corporation in 1965 and were reincorporated as a Delaware corporation in January 2004. In June 2004, we completed our initial public offering of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "CAB."

Retail Business

We currently operate 29 retail stores, 28 in 20 states and one in Canada. We opened two retail stores in 2008, increasing our total retail square footage by 5%. Retail store total square footage was 4.3 million square feet at the end of 2008. The two retail stores opened in 2008 were in Scarborough, Maine, and Rapid City, South Dakota. Our Retail store business operations generated revenue of $1.3 billion in 2008, representing 54.0% of our total revenue from our Retail and Direct businesses.

Customer Service Enhancements. In 2008, we completed implementation of customer service enhancements directed at increasing sales and customer satisfaction in our retail stores. These enhancements included: 1) in-store pickup for Internet website orders, 2) installation of Internet kiosks, and 3) the installation of catalog order desks. We continue to advance our efforts for offering customers integrated opportunities to access and use our retail store, catalog, and Internet channels. Our in-store pick-up program allows customers to order products through our catalogs and Internet site and have them delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our expanding retail stores introduce customers to our Internet and catalog channels. Our multi-channel model employs the same merchandising team, distribution centers, customer database, and infrastructure, which we intend to further leverage by building on the strengths of each channel.

Store Format and Atmosphere. Our retail store concept is designed to appeal to the entire family and draw customers from a broad geographic and demographic range. Our retail stores range in size from 35,000 to 246,000 square feet and our large-format retail stores are 150,000 square feet or larger. Our large-format retail stores have been recognized in some states as one of the top tourist attractions, often attracting the construction and development of hotels, restaurants, and other retail establishments in areas adjacent to these stores. Our next generation store format, with more standardized store sizes, will expedite store development time and allow us to pursue the best retail locations.

Retail Store Expansion Strategy. Enhancing our retail store efficiencies and taking the necessary steps to improve our financial performance is a high priority in our strategic planning. As such, we continually review our previously announced stores to reconfirm our expectations based on what we have learned over the past year. Based on these ongoing reviews, we now expect to open one retail store in 2009 – in Billings, Montana, which is expected to open in the second quarter of 2009. We expect to fund our 2009 expansion from operating cash flows. Our next generation store format is intended to improve our return on invested capital and will better serve our customers. Our acquisition in 2007 of S.I.R. Warehouse Sports in Winnipeg, Manitoba, will serve as our platform for planned expansion into Canada.

Store Locations and Ownership. We currently own 24 of our 29 retail stores. However, in connection with some of the economic development packages received from state or local governments where our stores are located, we have entered into agreements granting ownership of the taxidermy, diorama, or other portions of our stores to these state and local governments. Refer to Item 2 –"Properties" for the locations of our stores.

Direct Business

Our Direct business uses catalogs and the Internet as marketing tools to generate sales orders via the Internet, telephone, and mail. Our Direct business generated revenue of $1.1 billion in 2008, representing 46.0% of our total revenue from our Retail and Direct businesses.

Catalog Distributions. We have been marketing our products through our print catalog distributions to our customers and potential customers for over 47 years. We believe that our catalog distributions have been one of the primary drivers of the growth of our brand and serve as an important marketing tool for our Retail business. In 2008, we mailed more than 133 million catalogs to all 50 states and to more than 190 countries. Our master catalogs offer a broad range of products while our specialty catalogs offer products focused on one outdoor activity, such as fly fishing, archery, or waterfowl, or one product category, such as women's clothing.

Many of our customers read and browse our catalogs, but order products through our website. Based on our customer surveys, we believe that our customers wish to continue to receive catalogs even though they purchase merchandise and services through our website. Accordingly, we remain committed to marketing our products through our catalogs, as we view our catalogs and the Internet as a unified selling and marketing tool.

Direct Business Marketing. We use our customer database to ensure that customers receive catalogs matching their merchandise preferences, to identify new customers, and to cross-sell merchandise to existing customers. The costs of providing our catalogs continue to increase as postage and printing prices increase. We utilize our marketing knowledge base to determine optimal circulation strategies to control our catalog costs while continuing to grow our business. We also market our products through our website. This cost-effective medium is designed to offer a convenient, highly visual, user-friendly, and secure online shopping option for new and existing customers. In addition to the ability to order the same products available in our catalogs, our website gives customers the ability to review product information, purchase gift certificates, research general information on the outdoor lifestyle and outdoor activities, purchase rare and highly specialized merchandise, and choose from other services we provide. The number of visits to our website increased 32.0% in 2008 compared to 2007. Our website was the most visited sports and fitness website in 2008 according to Hitwise, Incorporated, an online measurement company.

Direct Business Acquisitions. In prior years, we acquired selected other businesses that comprise a portion of our Direct business, which we believe are an extension of our core competencies. These businesses include Van Dyke's Restorers, offering home restoration products; Van Dyke's Taxidermy, offering taxidermy supplies; Antique Home and Hardware, offering home decorating items; and Wild Wings, offering wildlife prints and other collectibles.

Financial Services Business

Through our wholly-owned subsidiary, World's Foremost Bank, we issue and manage the Cabela's CLUB Visa card and related customer loyalty rewards program. We believe the Cabela's CLUB Visa card loyalty rewards program is an effective vehicle for strengthening our relationships with our customers, enhancing our brand name, and increasing our merchandise revenue. The primary purpose of our Financial Services business is to provide our merchandise customers with a rewards program that will enhance revenue, profitability, and customer loyalty in our Retail and Direct businesses.

Our bank subsidiary is an FDIC-insured, special purpose, Nebraska state-chartered bank. Our bank's charter is limited to issuing credit cards and selling brokered certificates of deposit of $100,000 or more and it does not accept demand deposits or make non-credit card loans. During 2008, we had an average of 1,140,834 active credit card accounts with an average balance of $1,828 compared to an average of 987,411 active credit card accounts with an average balance of $1,712 during 2007.

Cabela's CLUB Visa Card Loyalty Program. The Cabela's CLUB Visa card loyalty program is a rewards-based credit card program, which we believe has increased brand loyalty among our customers and has helped reduce customer attrition in our merchandising businesses. Our rewards program is a simple loyalty program that allows customers to earn points whenever and wherever they use their credit card and then redeem earned points for products and services at our retail stores or through our Direct business. Our rewards program is integrated into our store point of sale system which adds to the convenience of the rewards program as our employees can inform customers of their number of accumulated points when making purchases at our stores. The percentage of our merchandise sales that were made on the Cabela's CLUB card was 27.5% for 2008 compared to 26.3% for 2007.

Financial Services Marketing. We adhere to a low cost, efficient, and tailored credit card marketing program that leverages the Cabela's brand name. We market the Cabela's CLUB Visa card through a number of channels, including retail stores, inbound telemarketing, catalogs, and the Internet. Customer service representatives at our customer care centers offer the Cabela's CLUB Visa card to qualifying customers. This card is marketed throughout our catalogs and our Internet site. Our customers can apply for the Cabela's CLUB Visa card at our retail stores and website through our instant credit process and, if approved, receive reward points available for use on merchandise purchases the same day. When a customer's application is approved through the retail store instant credit process, the customer's new credit card is produced and given to the customer immediately thereafter. Maintaining the growth of our credit card program, while continuing to underwrite high-quality customers, is key to the successful performance of our Financial Services business. Our Financial Services growth is dependent, in part, on the success of our Retail and Direct businesses to generate additional sales and to attract additional Financial Services customers.

Underwriting and Credit Criteria. We underwrite high-quality credit customers and have historically maintained attractive credit statistics compared to industry averages. We adhere to strict credit policies and target high credit quality obligors. The scores of Fair Isaac Corporation ("FICO") are a widely-used tool for assessing a person's credit rating. Our cardholders had a median FICO score of 786 at the end of 2008 and 2007. We believe the median FICO scores of our cardholders are well above the industry average. Our charge-offs as a percentage of total outstanding balances were 2.95% in 2008, which we believe is well below the 2008 industry average. We believe that our increase in net charge-offs in 2008 compared to 2007 was lower than industry averages.

The table below presents data on our credit card portfolio's performance comparing the last three years and illustrates the high credit quality of our managed credit card portfolio.

As a Percentage of Managed Loans:	**2008**	**2007**	**2006**
Delinquencies greater than 30 days	1.68%	0.97%	0.75%
Gross charge-offs	3.40	2.53	2.29
Net charge-offs	2.95	2.01	1.86

Products and Merchandising

We offer our customers a comprehensive selection of high-quality, competitively priced, national and regional brand products, including our own Cabela's brand. Our product offering includes merchandise and equipment for hunting, fishing, marine use, and camping, along with casual and outdoor apparel and footwear, optics, vehicle accessories, taxidermy products, gifts and home furnishings with an outdoor theme, and furniture restoration related merchandise.

At the end of 2008, we had 48 different product categories that we classify into five general categories which are summarized below. The following chart sets forth the percentage of revenue contributed by each of the five product categories for our Retail and Direct businesses and in total for the last three years.

	Retail			Direct			Total		
Product Category	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Hunting Equipment	41.6%	38.7%	35.6%	27.3%	26.6%	27.1%	35.2%	32.6%	30.7%
Fishing and Marine	15.3	15.6	16.7	11.0	12.3	12.5	13.4	14.0	14.3
Camping	12.9	12.9	12.1	16.2	15.4	14.8	14.3	14.1	13.7
Clothing and Footwear	25.2	27.0	29.1	35.9	36.3	36.7	30.0	31.7	33.5
Gifts and Furnishings	5.0	5.8	6.5	9.6	9.4	8.9	7.1	7.6	7.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Hunting equipment. We provide equipment, accessories, and consumable supplies for almost every type of hunting and sport shooting. Our hunting products are supported by services such as gun bore sighting, scope mounting, and bow tuning to serve the complete needs of our customer. We also provide items necessary for the completion of any taxidermy project through Van Dyke's Taxidermy.

Fishing and marine equipment. We provide products for fresh water fishing, fly-fishing, salt water fishing, and ice-fishing. In addition, our fishing and marine equipment offering features a wide selection of electronics, boats and accessories, canoes, kayaks, and other flotation accessories.

Camping gear and equipment. We provide a diverse selection of camping gear and equipment for various experience levels of outdoor enthusiasts. This product category includes a full range of equipment and accessories supporting all outdoor activities, including food preparation, outdoor cooking, travel, and outdoor living. In addition, we include all-terrain vehicles ("ATVs"), as well as accessories for automobiles and ATVs, in this category.

Clothing and footwear. Our clothing and footwear merchandise includes both lifestyle apparel and technical gear for the active outdoor enthusiast, as well as apparel and footwear for the casual customer.

Gifts and home furnishings. Our gifts merchandise includes games, food assortments, books, jewelry, and art with outdoor themes. Home furnishings merchandise includes furnishings and accents with outdoor themes for the home and cabin, as well as restoration products. Our home restoration products include unusual and hard-to-find antique furniture and vintage home restoration supplies.

Cabela's branded products. In addition to national brands, we offer our exclusive Cabela's branded merchandise. We have a significant penetration of Cabela's branded merchandise in casual apparel and footwear as well as in selected hard goods categories such as camping, fishing, and optics. Where possible, we seek to protect our Cabela's branded products by applying for trademark or patent protection for these products. Our Cabela's branded products typically generate higher gross profit margins compared to our other branded products. In 2008, our Cabela's branded merchandise accounted for approximately one-third of our merchandise revenue. By having an appropriate mix of Cabela's branded and other branded merchandise, we strive to meet the expectations and needs of our customers and expand the recognition of the Cabela's brand.

Marketing

We seek to increase the amount each customer spends on our merchandise through enhanced customer targeting, continued introduction of new catalog titles, and the development and marketing of new products. We have taken advantage of web-based technologies such as targeted promotional e-mails, on-line shopping engines, and Internet affiliate programs to increase sales. We also are improving our customer relationship management system, which we expect will allow us to better manage our customer relationships and more effectively tailor our marketing programs. We will continue to use our expanding Retail business to capture additional customer purchase history and information.

Our marketing strategy focuses on using our multi-channel model to build the strength and recognition of our brand by communicating our wide and distinctive offering of quality products to our customers, and potential customers, in a cost effective manner. Our largest marketing effort consists of distributing over 133 million catalogs annually in order to attract customers to our Retail and Direct businesses. We have also established our website to market our products to customers and potential customers who shop via the Internet. We use both our catalogs and our website to cross-market at our retail stores. Our marketing strategy is designed to convey our outdoor lifestyle image, enhance our brand, and emphasize our position in our target markets.

In addition to the use of our catalogs and our website, we use a combination of promotional events, traditional advertising, and media programs as marketing tools. We engage in certain promotional activities as well as sponsor sportsmen and women advocacy groups and wildlife conservation organizations, including U.S. Sportsmen's Alliance, National Rifle Association, National Wild Turkey Federation, Women in the Outdoors, Rocky Mountain Elk Foundation, Whitetails Unlimited, Pheasants Forever, Ducks Unlimited, Delta Waterfowl, Trout Unlimited, and Safari Club International, as well as regional and local events and organizations. We also provide sponsorship of fishing tournaments and other related activities.

In addition, we have historically received extensive free publicity from the unique Cabela's shopping experience when we open a store. As we enter more metropolitan markets, where the opening of a Cabela's store may not be major news, we will need to supplement this free publicity with additional advertising to increase consumer awareness of new store openings.

Competition

We compete in a number of large, highly fragmented, and intensely competitive markets, including the outdoor recreation, and casual apparel and footwear markets. The outdoor recreation market is comprised of several categories including hunting, fishing, camping, and wildlife watching, and we believe it crosses over a wide range of geographic and demographic segments.

We compete directly or indirectly with other broad-line merchants, large-format sporting goods stores and chains, mass merchandisers, warehouse clubs, discount and department stores, small specialty retailers, and catalog and Internet-based retailers.

We believe that we compete effectively with our competitors on the basis of our wide and distinctive merchandise selection, and the superior customer service associated with the Cabela's brand, as well as our commitment to understanding and providing merchandise that is relevant to our targeted customer base. We cater to the outdoor enthusiast and the casual customer, and believe we have an appealing store environment. We also believe that our multi-channel model enhances our ability to compete by allowing our customers to choose the most convenient sales channel. This model also allows us to reach a broader audience in existing and new markets and to continue to build on our nationally recognized Cabela's brand.

Customer Service

Since our founding in 1961, we have been deeply committed to serving our customers by selling high-quality products through sales associates who deliver excellent customer service and in-depth product knowledge. We strive to provide superior customer service at the time of sale and after the sale through our 100-percent money-back guarantee. Our customers can always access well-trained, knowledgeable associates to answer their product use and merchandise selection questions. In 2008, we completed the implementation of customer service enhancements directed, in part, at increasing customer satisfaction. These enhancements continue our efforts to offer customers integrated opportunities to access and use our retail store, catalog, and Internet channels. For example, our in-store pick-up program allows customers to order products through our catalogs and Internet site and have them delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our expanding retail stores introduce customers to our Internet and catalog channels. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is due, in part, to the strength of our customer support and service operations.

Distribution and Fulfillment

We operate distribution centers located in Sidney, Nebraska; Prairie du Chien, Wisconsin; and Wheeling, West Virginia. These distribution centers comprise nearly 3.0 million square feet of warehouse space for our retail store replenishment and Direct business activities. We ship merchandise to our Direct business customers via United Parcel Service and the U. S. Postal Service. We use common carriers and typically deliver inventory two to three times per week for replenishment of our retail stores.

Management Information Systems

Our management information and operational systems manage our Retail, Direct, and Financial Services businesses. These systems are designed to process customer orders, track customer data and demographics, order, monitor, and maintain sufficient amounts of inventory, facilitate vendor transactions, and provide financial reporting. We continually evaluate, modify, and update our information technology systems supporting the supply chain, including our design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation, and price management systems. We continue to make modifications to our technology that will involve updating or replacing certain systems with successor systems, including improvements to our systems for multi-channel tracking and processing of inventory, and improvements to our customer relationship management system.

Employees

At the end of 2008, we employed 14,700 employees - 7,300 of whom were employed full time. We use part-time and temporary workers to supplement our labor force at peak times during our third and fourth quarters. None of our employees are represented by a labor union or are party to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Seasonality

We experience seasonal fluctuations in our revenue and operating results. Due to buying patterns around the holidays and the opening of hunting seasons, our merchandise revenue is traditionally higher in the third and fourth quarters than in the first and second quarters, and we typically earn a disproportionate share of our operating income in the fourth quarter. Because of our retail store expansion, and fixed costs associated with retail stores, our quarterly operating income may be further impacted by these seasonal fluctuations. We anticipate our sales will continue to be seasonal in nature. Refer to Note 25 to our consolidated financial statements for quarterly results of operations for 2008 and 2007.

Government Regulation

Regulation of Our Bank Subsidiary. Our wholly-owned bank subsidiary is a Nebraska state-chartered bank with deposits insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Our bank subsidiary is subject to comprehensive regulation and periodic examination by the Nebraska Department of Banking and Finance ("NDBF") and the FDIC. We also are registered as a bank holding company with the NDBF and as such are subject to periodic examination by the NDBF.

Our bank subsidiary does not qualify as a "bank" under the Bank Holding Company Act of 1956, as amended, ("BHCA"), because it is in compliance with a credit card bank exemption from the BHCA. If it failed to meet the credit card bank exemption criteria, its status as an insured depository institution would make us subject to the provisions of the BHCA, including restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. We could be required to either divest our bank subsidiary or divest or cease any activities not permissible for a bank holding company and its affiliates, including our Retail and Direct businesses. While the consequences of being subject to regulation under the BHCA would be severe, we believe that the risk of being subject to the BHCA is minimal as a result of the precautions we have taken in structuring our business.

There are various federal and Nebraska laws and regulations relating to minimum regulatory capital requirements and requirements concerning the payment of dividends from net profits or surplus, restrictions governing transactions between an insured depository institution and its affiliates, and general federal and Nebraska regulatory oversight to prevent unsafe or unsound practices. At the end of 2008, our bank subsidiary met the requirements for a "well capitalized" institution, the highest of the Federal Deposit Insurance Corporation Improvement Act's five capital ratio levels. A "well capitalized" classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including our bank subsidiary.

Subject to certain limitations, federal bank agencies may also require banking organizations such as our bank subsidiary to hold regulatory capital against the full risk-weighted amount of its retained securitization interests. We understand that these federal bank agencies continue to analyze interests in securitization transactions under their rules to determine the appropriate capital treatment. Any such determination could require our bank subsidiary to hold significantly higher levels of regulatory capital against such interests.

The activities of our bank subsidiary as a consumer lender also are subject to regulation under the various federal and state laws. We spend significant amounts of time ensuring we are in compliance with these laws and work with our service providers to ensure that actions they take in connection with services they perform for us are also in compliance with these laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order our bank subsidiary to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state debtor relief and collection laws also affect the ability of our bank subsidiary to collect outstanding balances owed by borrowers.

Taxation Applicable to Us. We pay applicable corporate income, franchise, and other taxes to states in which our retail stores are physically located. As we open more retail stores, we will be subject to tax in an increasing number of state and local taxing jurisdictions. Upon entering a new state, we historically applied for a private letter ruling from the state's revenue department stating which types of taxes our Retail and Direct businesses would be required to collect and pay in such state, and we accrued and remitted the applicable taxes based upon the private letter ruling. Although we believe we properly accrued for these taxes based on our interpretation of the tax code and prior private letter rulings, state taxing authorities may challenge our interpretation or attempt to revoke their prior private letter rulings. If state taxing authorities are successful, additional taxes, interest, and related penalties may be assessed. See "Risk Factors - Our historic sales tax collection policy for our Direct business may subject us to liabilities for unpaid sales taxes on past Direct business sales" and "-The customer service enhancements we implemented at our retail stores caused our Direct business to establish nexus in the states where our retail stores are located, which caused our Direct business to pay additional income and sales taxes and may have an adverse effect on the profitability and cash flows of our Direct business."

Other Regulations Applicable to Us. We must comply with federal, state, and local regulations, including the federal Brady Handgun Violence Prevention Act, which require us, as a federal firearms licensee, to perform a pre-sale background check of purchasers of hunting rifles and other firearms.

We also are subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives, and similar products. State and local government regulation of hunting can also affect our business.

We are subject to certain federal, state, and local laws and regulations relating to the protection of the environment and human health and safety. We believe that we are in substantial compliance with the terms of environmental laws and that we have no liabilities under such laws that we expect to have a material adverse effect on our business, results of operations, or financial condition.

Our Direct business is subject to the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission ("FTC") which affect our catalog mail order operations. FTC regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the FTC has established guidelines for advertising and labeling many of the products we sell.

Intellectual Property

Cabela's®, Cabela's CLUB®, Cabelas.com®, World's Foremost Outfitter®, World's Foremost Bank®, Bargain Cave®, Van Dyke's®, Wild Wings® and Herters® are among our registered service marks or trademarks with the United States Patent and Trademark Office. We have numerous pending applications for trademarks. In addition, we own several other registered and unregistered trademarks and service marks involving advertising slogans and other names and phrases used in our business. We own certain patents associated with various products. We also own trade secrets, domain names, and copyrights, which have been registered for each of our catalogs.

We believe that our trademarks are valid and valuable and intend to maintain our trademarks and any related registrations. We do not know of any material pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no franchises or other concessions which are material to our operations.

Available Information

Our website address is www.cabelas.com. We make available on our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our website. The information on our website, whether currently posted or in the future, is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A. RISK FACTORS

Risk Factors

Risks Related to Our Merchandising Business

A decline in discretionary consumer spending could reduce our revenue.

Our revenue depends on discretionary consumer spending, which may decrease due to a variety of factors beyond our control, including:

- unfavorable general business conditions;
- increases in interest rates;
- increases in inflation;
- wars, fears of war, and terrorist attacks and organizing activities;
- increases in consumer debt levels and decreases in the availability of consumer credit;
- adverse or unseasonal weather conditions or events;
- increases in gasoline prices reducing the willingness to travel to our retail stores;
- adverse changes in applicable laws and regulations;
- adverse legislation relating to sales of firearms and ammunition;
- increases in taxation;
- adverse fluctuations of foreign currencies;
- adverse unemployment trends;
- adverse conditions in the mortgage and housing markets; and
- other factors that adversely influence consumer confidence and spending.

Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenue would decline.

Difficult conditions in the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the economy generally. Volatile oil prices, falling equity and real estate values, the limited availability and high cost of credit, risks of increased inflation and deflation, declining business and consumer confidence, and increased unemployment have created fears of a severe recession. Factors such as consumer spending and the volatility and strength of the capital markets all affect the business and macroeconomic environment and, ultimately, the revenue and profitability of our business. In a recession characterized by higher unemployment, lower family income, and lower consumer spending, the demand for our products could be adversely affected. This may materially affect our business and results of operations.

Competition in the outdoor recreation and casual apparel and footwear markets could reduce our revenue and profitability.

The outdoor recreation and casual apparel and footwear markets are highly fragmented and competitive. We compete directly or indirectly with the following types of companies:

- other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store or direct businesses, such as Bass Pro Shops, Gander Mountain, Orvis, The Sportsman's Guide, and Sportsman's Warehouse;
- large-format sporting goods stores and chains, such as The Sports Authority, Dick's Sporting Goods, and Big 5 Sporting Goods;
- retailers that currently compete with us through retail businesses that may enter the direct business;
- mass merchandisers, warehouse clubs, discount stores, and department stores, such as Wal-Mart and Target; and
- casual outdoor apparel and footwear retailers, such as L.L. Bean, Lands' End, and REI.

Many of our competitors have a larger number of stores, and some of them have substantially greater market presence, name recognition, and financial, distribution, marketing, and other resources than we have. In addition, if our competitors reduce their prices, we may have to reduce our prices in order to compete. Furthermore, some of our competitors have been aggressively building new stores in locations with high concentrations of our Direct business customers. As a result of this competition, we may need to spend more on advertising and promotion. Some of our mass merchandising competitors, such as Wal-Mart, do not currently compete in many of the product lines we offer. If these competitors were to begin offering a broader array of competing products, or if any of the other factors listed above occurred, our revenue could be reduced or our costs could be increased, resulting in reduced profitability.

If we are unable to comply with the terms of our credit arrangements, especially the financial covenants, our unsecured revolving credit facility could be terminated and our unsecured senior notes could become due and payable. Additionally, we are subject to counterparty risk on our unsecured revolving credit facility.

Our $430 million unsecured revolving credit facility and unsecured senior notes contain certain financial covenants, including the maintenance of minimum debt coverage, a fixed-charge coverage ratio, a cash flow leverage ratio, and a minimum tangible net worth standard. We may not be able to satisfy these ratios, especially if our operating results deteriorate as a result of, but not limited to, adverse current economic conditions, the deepening of the recession, or the impact of other risk factors that may have a negative impact on our business and results of operations. A breach of any financial covenant or our inability to comply with the required financial ratios could result in a default under our unsecured revolving credit facility and unsecured senior notes, and we can provide no assurance that we would be able to obtain the necessary waivers or amendments from our lenders to remedy a default. In the event of any default that is not waived, the lenders under our unsecured revolving credit facility are not required to lend any additional amounts or issue letters of credit and could require us to apply all of our available cash to collateralize any outstanding letters of credit and declare any outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. In addition, the holders of our unsecured senior notes could declare all outstanding amounts, together with accrued interest and other fees, to be immediately due and payable.

In addition, recent and unprecedented distress in the worldwide credit markets has had an adverse impact on the availability of credit. Although our $430 million unsecured revolving credit facility does not expire until June 2012, continued market deterioration could jeopardize the counterparty obligations of one or more of the banks participating in our facility, which could have an adverse effect on our business if we are not able to replace such credit facility or find other sources of liquidity on acceptable terms.

We may not be able to raise additional capital or obtain additional financing if needed.

The recent downturn in the equity and debt markets, the tightening of the credit markets, and the worldwide recession could make it more difficult for us to raise additional capital or obtain additional financing. We cannot be certain that additional funds will be available if needed and to the extent required or, if available, on acceptable terms. If we cannot raise necessary additional funds on acceptable terms, there could be a material adverse impact on our business and results of operations. We also may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations, or respond to competitive pressures or unanticipated requirements.

Our comparable store sales will fluctuate and may not be a meaningful indicator of future performance.

Changes in our comparable store sales results could affect the price of our common stock. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

- competition;
- new store openings;
- general regional and national economic conditions;
- actions taken by our competitors;
- consumer trends and preferences;
- new product introductions and changes in our product mix;
- timing and effectiveness of promotional events; and
- weather conditions.

We cannot assure you that our comparable store sales will not continue to decrease. Our comparable store sales may vary from quarter to quarter, and an unanticipated decline in revenues or comparable store sales may cause the price of our common stock to fluctuate significantly.

If we fail to maintain the strength and value of our brand, our revenue is likely to decline.

Our success depends on the value and strength of the Cabela's brand. The Cabela's name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide high quality merchandise and a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could result in decreases in revenue.

If we cannot successfully implement our retail store expansion strategy, our growth and profitability would be adversely impacted.

We continue to seek additional locations to open new retail stores. Our ability to open new retail stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

- our ability to manage the financial and operational aspects of our retail growth strategy;
- our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to determine consumer demand for our products in the locations we select;
- our ability to negotiate and obtain economic development packages with local and state governments where our new retail stores would be located;
- our ability to negotiate favorable lease agreements;
- our ability to properly assess the implications of economic development packages and customer density to project the profitability of potential new retail store locations;
- the availability of financing on favorable terms;
- our ability to secure required governmental permits and approvals;
- our ability to hire and train skilled store operating personnel, especially management personnel;
- the availability of construction materials and labor and the absence of significant construction delays or cost overruns;
- our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are built;
- our ability to supply new retail stores with inventory in a timely manner;
- our ability to properly assess operational and regulatory challenges involved in opening and successfully operating retail stores in Canada;
- our competitors building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store; and
- general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

We may not be able to sustain the growth in the number of our retail stores, the revenue growth historically achieved by our retail stores, or to maintain consistent levels of profitability in our Retail business, particularly as we expand into markets now served by other large-format sporting goods retailers and mass merchandisers. In particular, new retail stores typically generate lower operating margins because pre-opening costs are fully expensed in the year of opening and because fixed costs, as a percentage of revenue, are higher. In addition, the substantial management time and resources which our retail store expansion strategy requires may result in disruption to our existing business operations which may harm our profitability.

The slower pace of our retail store expansion may negatively impact our revenue growth and profitability.

The opening of new retail stores has contributed significantly to the recent growth of our merchandising revenue. As part of our efforts to improve retail operations, and in light of the challenging macroeconomic environment facing retailers, we made the strategic decision to slow the pace of our retail store expansion. We opened eight new retail stores in 2007, two new retail stores in 2008, and currently plan to open one new retail store in 2009. The slower pace of our retail store expansion may negatively impact our revenue growth and profitability.

Retail store expansion could adversely affect the operating results of our Retail business and reduce the revenue of our Direct business.

As the number of our retail stores increases, our stores will become more highly concentrated in the geographic regions we serve. As a result, the number of customers and related revenue at individual stores may decline and the average amount of sales per square foot at our stores may be reduced. In addition, as we open more retail stores and as our competitors open stores with similar formats, our retail store format may become less unique and may be less attractive to customers as tourist and entertainment shopping locations. If either of these events occurs, the operating results of our Retail business could be adversely affected. The growth in the number of our retail stores may also draw customers away from our Direct business. If we are unable to properly manage the relationship between our Direct business and our Retail business, the revenue of our Direct business could be adversely affected.

Our failure to successfully manage our Direct business could have a material adverse effect on our operating results and cash flows.

During 2008, our Direct business accounted for 46.0% of the total revenue in our Retail and Direct businesses. Our Direct business is subject to a number of risks and uncertainties, some of which are beyond our control, including the following:

- our inability to properly adjust the fixed costs of a catalog mailing to reflect subsequent sales of the products marketed in the catalog;
- lower and less predictable response rates for catalogs sent to prospective customers;
- increases in U.S. Postal Service rates, paper costs, and printing costs resulting in higher catalog production costs and lower profits for our Direct business;
- failures to properly design, print, and mail our catalogs in a timely manner;
- failures to introduce new catalog titles;
- failures to timely fill customer orders;
- changes in consumer preferences, willingness to purchase goods through catalogs or the Internet, weak economic conditions and economic uncertainty, and unseasonal weather in key geographic markets;
- increases in software filters that may inhibit our ability to market our products through e-mail messages to our customers and increases in consumer privacy concerns relating to the Internet;
- changes in applicable federal and state regulation;
- breaches of Internet security; and
- failures in our Internet infrastructure or the failure of systems of third parties, such as telephone or electric power service, resulting in website downtime, customer care center closures, or other problems.

Any one or more of these factors could result in lower-than-expected revenue for our Direct business. These factors could also result in increased costs, increased merchandise returns, slower turning inventories, inventory write-downs, and working capital constraints. Because our Direct business accounts for a significant portion of our total revenue, any performance shortcomings experienced by our Direct business would likely have a material adverse effect on our operating results and cash flows.

Any disruption of the supply of products and services from our vendors could have an adverse impact on our revenue and profitability.

Our vendors and service providers include the following:

- vendors to supply our merchandise in sufficient quantities at competitive prices in a timely manner;
- outside printers and catalog production vendors to print and mail our catalogs and to convert our catalogs to digital format for website posting;
- shipping companies, such as United Parcel Service, the U.S. Postal Service, and common carriers, for timely delivery of our catalogs, shipment of merchandise to our customers, and delivery of merchandise from our vendors to us and from our distribution centers to our retail stores;
- telephone companies to provide telephone service to our in-house customer care centers;
- communications providers to provide our Internet users with access to our website and a website hosting service provider to host and manage our website;
- software providers to provide software and related services to run our operating systems for our Retail and Direct businesses; and
- third-party card processors, such as First Data Resources, that process Cabela's CLUB Visa transactions.

Any disruption in these services could have a negative impact on our ability to market and sell our products, and serve our customers. Our ten largest trade vendors collectively represented approximately 13% of our total merchandise purchases in 2008. If we are unable to acquire suitable merchandise or lose one or more key vendors, we may not be able to offer products that are important to our merchandise assortment. We also are subject to risks, such as the unavailability of raw materials, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism, and adverse general economic and political conditions that might limit our vendors' ability to provide us with quality merchandise on a timely basis. We have no contractual arrangements providing for continued supply from our key vendors and our vendors may discontinue selling to us at any time. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have an adverse impact on our revenue and profitability. In addition, if the cost of fuel rises, the cost to deliver merchandise to the customers of our Direct business and from our distribution centers to our retail stores may rise which could have an adverse impact on our profitability.

Political and economic uncertainty and unrest in foreign countries where our merchandise vendors are located and trade restrictions upon imports from these foreign countries could adversely affect our ability to source merchandise and operating results.

In 2008, approximately 15% of our merchandise was imported directly from vendors located in foreign countries, with approximately 88% of our imported merchandise being obtained directly from vendors located in China, Hong Kong, South Korea, and Taiwan. In addition, we believe that a significant portion of our other vendors obtain their products from foreign countries that may also be subject to political and economic uncertainty. We are subject to risks and uncertainties associated with changing economic and political conditions in foreign countries where our vendors are located, such as:

- increased import duties, tariffs, trade restrictions, and quotas;
- work stoppages;
- economic uncertainties (including inflation);
- adverse foreign government regulations;
- wars, fears of war, and terrorist attacks and organizing activities;
- adverse fluctuations of foreign currencies; and
- political unrest.

We cannot predict when, or the extent to which, the countries in which our products are manufactured will experience any of the above events. Any event causing a disruption or delay of imports from foreign locations would likely increase the cost or reduce the supply of merchandise available to us and would adversely affect our operating results, particularly if imports of our Cabela's branded merchandise were adversely affected as our margins are higher on our Cabela's branded merchandise.

In addition, trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against apparel items, as well as United States or foreign labor strikes, work stoppages, or boycotts could increase the cost or reduce the supply of merchandise available to us or may require us to modify our current business practices, any of which could hurt our profitability.

Due to the seasonality of our business, our annual operating results would be adversely affected if our revenue during the fourth quarter was substantially below expectations.

We experience seasonal fluctuations in our revenue and operating results. Historically, we have realized a significant portion of our revenue and earnings for the year in the fourth quarter. In 2008, we generated 34.5% of our revenue, and 64.7% of our net income, in the fourth quarter. We incur significant additional expenses in the fourth quarter due to higher customer purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fourth quarter, our revenue could decline, which would harm our financial performance. In addition, abnormally warm weather conditions during the fourth quarter can reduce sales of many of the products normally sold during this time period and inclement weather can reduce store traffic or cause us to temporarily close stores causing a reduction in revenue. Because a substantial portion of our operating income is derived from our fourth quarter revenue, a shortfall in expected fourth quarter revenue would cause our annual operating results to suffer significantly.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience, and efforts of our senior executive management and merchandising teams. With the exception of our Chairman, Richard N. Cabela, and our Vice Chairman, James W. Cabela, none of our senior management or directors has employment agreements other than our Management Change of Control Severance Agreements. We do not carry key-man life insurance on any of our executives or key management personnel. In addition, our corporate headquarters is located in a sparsely populated rural area which may make it difficult to attract and retain qualified individuals for key management positions. The loss of the services of any of these individuals or the inability to attract and retain qualified individuals for our key management positions could cause our operating results to suffer.

Our business depends on our ability to meet our labor needs, and if we are unable to do so, our retail store expansion strategy may be delayed and our revenue growth may suffer.

Our success depends on hiring, training, managing, and retaining quality managers, sales associates, and employees in our retail stores and customer care centers. Our corporate headquarters, distribution centers, return center, and some of our retail stores are located in sparsely populated rural areas. It may be difficult to attract and retain qualified personnel, especially management and technical personnel, in these areas. Competition for qualified management and technical employees could require us to pay higher wages or grant above market levels of stock compensation to attract a sufficient number of employees. If we are unable to attract and retain qualified personnel as needed, the implementation of our retail store expansion strategy may be delayed and our revenue growth may suffer.

Our historic sales tax collection policy for our Direct business may subject us to liabilities for unpaid sales taxes on past Direct business sales.

Many states have attempted to require that out-of-state direct marketers, whose only contacts with the state are solicitations and delivery to their residents of products purchased through the mail or the Internet, collect sales taxes on the sale of these products. In addition, a private litigant, purportedly on behalf of various states, has initiated litigation against several out-of-state direct marketers alleging that the failure to collect and remit sales tax violates various state false claims laws. The U.S. Supreme Court has held that states, absent congressional legislation, may not impose tax collection obligations on out-of-state direct marketers unless the out-of-state direct marketer has nexus with the state. Nexus generally is created by the physical presence of the direct marketer, its agents, or its property within the state. Our sales tax collection policy for our Direct business is to collect and remit sales tax in states where our Direct business has established nexus. Prior to the opening of a retail store, we historically sought a private letter ruling from the state in which the store would be located as to whether our Direct business would have nexus with that state as a result of the store opening. Some states have enacted legislation that requires sales tax collection by direct marketers with no physical presence in that state. In some instances, the legislation assumes nexus exists because of the physical presence of an affiliated entity engaged in the same line of business. During the first quarter of 2008, we received an assessment for unpaid sales taxes on prior Direct business sales from a state with such legislation. It is also possible that we may receive future assessments from other states for unpaid sales taxes on prior Direct business sales. We presently intend to vigorously contest the assessment and any future sales tax assessments, but we may not prevail. If we do not prevail with respect to any assessment, we could be held liable for sales taxes on prior Direct business sales, which could be substantial.

We must successfully order and manage our inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or our revenue and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot predict consumer preferences with certainty and they may change over time. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenue may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, as we implement our retail store expansion strategy, we will need to construct additional distribution centers or expand the size of our existing distribution centers to support our growing number of retail stores. If we are unable to find suitable locations for new distribution centers or to timely integrate new or expanded distribution centers into our inventory control process, we may not be able to deliver inventory to our retail stores in a timely manner, which could have an adverse effect on the revenue and cash flows of our Retail business.

A natural disaster or other disruption at our distribution centers or return facility could cause us to lose merchandise and be unable to effectively deliver to our direct customers and retail stores.

We currently rely on distribution centers in Sidney, Nebraska; Prairie du Chien, Wisconsin; and Wheeling, West Virginia, to handle our distribution needs. We operate a return center in Oshkosh, Nebraska; and our Wheeling, West Virginia, distribution center also processes returns. Any natural disaster or other serious disruption to these centers due to fire, tornado, or any other calamity could damage a significant portion of our inventory and materially impair our ability to adequately stock our retail stores, deliver merchandise to customers, and process returns to vendors and could result in lost revenue, increased costs, and reduced profits.

Our failure to obtain or negotiate economic development packages with local and state governments could cause us to significantly alter our retail store strategy or format and/or delay the construction of one or more of our retail stores and could adversely affect our revenue, cash flows, and profitability.

We have received economic development packages from many of the local and state governments where our retail stores are located. In some locations, we have experienced an increased amount of government and citizen resistance and critical review of pending and existing economic development packages. This resistance and critical review may cause local and state government officials in future locations to deny or limit economic development packages that might otherwise be available to us. The failure to obtain similar economic development packages in the future for any of these reasons could cause us to significantly alter our retail store strategy or format. As a result, we could be forced to invest less capital in our stores which could have an adverse effect on our ability to construct the stores as attractive tourist and entertainment shopping destinations, possibly leading to a decrease in revenue or revenue growth. In addition, the failure to obtain similar economic development packages for stores built in the future would have an adverse impact on our cash flows and on the return on investment in these stores.

The failure of properties to generate sufficient taxes to amortize economic development bonds owned by us that relate to the development of such properties would have an adverse impact on our cash flows and profitability.

We often purchase economic development bonds issued by state or local governmental entities in connection with the development of our retail stores. The proceeds of these bonds are then used to fund the construction and equipping of new retail stores and related infrastructure development. The repayments of principal and interest on these bonds are typically tied to sales, property, or lodging taxes generated from the related retail store and, in some cases, from other businesses in the surrounding area, over periods which range between 20 and 30 years. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds. At the time we purchase these bonds, we make estimates of the discounted future cash flow streams they are expected to generate in the form of interest and principal payments. Because these cash flows are based primarily on future property or sales tax collections at our retail stores and other facilities (which in many cases may not be operating at the time we make our estimates), these estimates are inherently subjective and the probability of ultimate realization is highly uncertain. If sufficient tax revenue is not generated by the subject properties, we will not receive the full amount of the expected payments due under the bonds, which would have an adverse impact on our cash flows and profitability.

Our failure to comply with the terms of current economic development agreements could result in our repayment of grant money or other adverse consequences that would affect our cash flows and profitability.

The economic development packages which we have received in connection with the construction of our current stores have, in some instances, contained forfeiture provisions and other remedies in the event we do not fully comply with the terms of the economic development agreements. Among the terms which could trigger these remedies are the failure to maintain certain employment and wage levels, failure to timely open and operate a retail store, and failure to develop property adjacent to a retail store. At the end of 2008, the total amount of grant funding subject to repayment pursuant to a specific contractual remedy was approximately $11 million. Other remedies that have been included in some economic development agreements are loss of priority to tax payments supporting the repayment of bonds held by us. Where specific remedies are not set forth, the local governments would be entitled to pursue general contract remedies. A default by us under these economic development agreements could have an adverse effect on our cash flows and profitability.

We may incur costs from litigation or increased regulation relating to products that we sell, particularly tree stands and firearms, which could adversely affect our revenue and profitability.

We may incur damages due to lawsuits relating to products we sell. We are currently a defendant in certain product liability lawsuits, including lawsuits relating to tree stands. We may incur losses due to lawsuits, including potential class actions, relating to our performance of background checks on firearms purchases and compliance with other sales laws as mandated by state and federal law. We may also incur losses from lawsuits relating to the improper use of firearms or ammunition sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of firearms and ammunition. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims or lawsuits related to products that we sell or the unavailability of insurance for product liability claims, could result in the elimination of these products from our product line reducing revenue. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay on our insurance policies.

Current and future government regulation may negatively impact demand for our products and our ability to conduct our business.

Federal, state, and local laws and regulations can affect our business and the demand for products. These laws and regulations include:

- FTC regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales;
- laws and regulations that prohibit or limit the sale, in certain states and localities, of certain items we offer such as firearms, black powder firearms, ammunition, bows, knives, and similar products;
- the Bureau of Alcohol, Tobacco, Firearms and Explosives governing the manner in which we sell firearms and ammunition;
- laws and regulations governing hunting and fishing;
- laws and regulations relating to the collecting and sharing of non-public customer information; and
- United States customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs which relate to importing taxidermy which we display in our retail stores.

Changes in these laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. This could adversely affect our revenue and profitability.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, patents, trade secrets, domain names, and other intellectual property are valuable assets that are critical to our success. Effective trademark and other intellectual property protection may not be available in every country in which our products are made available. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our revenue. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays, or require us to enter into royalty or licensing agreements. As a result, any such claim could have an adverse effect on our operating results.

Risks Related to Our Financial Services Business

We may experience limited availability of financing or variation in funding costs for our Financial Services business, which could limit growth of the business and decrease our profitability.

Our Financial Services business requires a significant amount of cash to operate. These cash requirements will increase if our credit card originations increase or if our cardholders' balances or spending increase. Historically, we have relied upon external financing sources to fund these operations, and we intend to continue to access external sources to fund our growth. A number of factors such as our financial results, changes within our organization, disruptions in the capital markets, increased competition in the deposit markets, our corporate and regulatory structure, interest rate fluctuations, general economic conditions, possible negative credit ratings affecting our asset-backed securities, and accounting and regulatory changes and relations could make such financing more difficult or impossible to obtain or more expensive.

We have been particularly reliant on funding from securitization transactions for our Financial Services business. Securitization funding sources include both commercial paper conduit facilities and fixed and floating rate term securitizations. A failure to renew these facilities, to resecuritize the term securitizations as they mature, or to add additional term securitizations and commercial paper conduits on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow our Financial Services business.

Furthermore, even if we are able to securitize our credit card loans consistent with past practice, poor performance of our securitized loans, including increased delinquencies and credit losses, lower payment rates, or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause earlier than expected repayment of these securities, or result in higher required credit enhancement levels. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity, and force us to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability. If an earlier than expected repayment of the notes occurs, we may sustain significant losses on our retained interests and our Financial Services business may need to seek alternative sources of funding. In addition, we may be required to retain all new receivables on our balance sheet which would require higher allowances for loan losses, increase regulatory capital requirements, and negatively impact earnings.

We may have to reallocate capital from our Retail and Direct businesses to meet the capital needs of our Financial Services business, which could alter our retail store expansion program.

Our bank subsidiary must satisfy the capital maintenance requirements of government regulators and its agreement with Visa U.S.A., Inc. ("Visa"). A variety of factors could cause the capital requirements of our bank subsidiary to exceed our ability to generate capital internally or from third party sources. For example, government regulators or Visa could unilaterally increase their minimum capital requirements. Also, we have significant potential obligations in the form of the unused credit lines of our cardholders. At the end of 2008, these unfunded amounts totaled approximately $13 billion. Draws on these lines of credit could materially exceed predicted line usage. In addition, the occurrence of certain events, such as significant defaults in payment of securitized loans or failure to comply with the terms of securitization covenants, may cause previously completed securitization transactions to amortize earlier than scheduled or be reclassified as a liability for financial accounting purposes, both of which would have a significant effect on our ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would immediately be recorded on our consolidated balance sheet and would be subject to regulatory capital requirements. If any of these factors occur, we may have to contribute capital to our bank subsidiary, which may require us to raise additional debt or equity capital and/or divert capital from our Retail and Direct businesses, which in turn could significantly alter our retail store expansion strategy. In addition, our existing credit agreement limits the amount of capital we can contribute to our bank subsidiary to $25 million in any fiscal year or $75 million in the aggregate. In December 2008, we made a $25 million capital contribution to our bank subsidiary through a convertible participating preferred stock investment.

The volatility and disruption of the capital and credit markets as well as downgrades of the ratings on the outstanding notes issued by our Financial Services business' securitization trust may negatively impact our ability to access financing.

While we intend to finance our growth initiatives and operations with existing cash, cash flow from operations, and borrowings under our existing revolving credit facility, we may require additional financing to support our growth initiatives and operations. However, due to the existing uncertainty in the capital and credit markets, our access to capital may not be available on terms acceptable to us or at all. Further, the ability of our Financial Services business to engage in securitization transactions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, which could materially affect our business and cause our Financial Services business to lose an important source of capital.

In addition, on February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the trust of our Financial Services business. Downgrades could negatively impact the ability of our Financial Services business to complete other securitization transactions on acceptable terms or at all and force our Financial Services business to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability. We do not believe that this downgrade will have a significant impact on the ability of our Financial Services business to complete other securitization transactions on acceptable terms or to access financing.

With the current disruptions and weakness in the credit markets, our Financial Services business, like many other financial institutions, has increased its funding from certificates of deposits. Our current funding strategy includes a continued reliance on certificates of deposit to fund growth and maturing securitizations. With the increase in other financial institutions relying on the deposits market for liquidity and funding, competition in the deposits market may increase resulting in less funds available or funds at unattractive rates. In addition to the non-brokered certificates of deposit market to fund growth and maturing securitizations, we have access to the brokered certificates of deposit market through multiple financial institutions for liquidity and funding purposes. Our ability to issue certificates of deposit is reliant on our current regulatory capital levels. If our bank subsidiary were to be classified as an "adequately capitalized" bank, we would be required to obtain a waiver from the FDIC in order to continue to issue certificates of deposits.

Proposed amendments to accounting standards could require us to consolidate previous and future securitization transactions, which could materially adversely affect our financial condition and cause us to reallocate capital from our Retail and Direct businesses to meet the capital needs of our Financial Services business.

On September 15, 2008, the Financial Accounting Standards Board ("FASB") issued two exposure drafts proposing amendments to Financial Accounting Standards ("FAS") 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* and FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities.* Currently, the transfers of our bank subsidiary's credit card receivables in securitization transactions qualify for sale accounting treatment. The trusts used in our bank subsidiary's securitizations are not consolidated with us for financial reporting purposes because the trusts are qualifying special purpose entities ("QSPE"). Because the transfers qualify as sales and the trusts are not subject to consolidation, the assets and liabilities of the trusts are not reported on our consolidated balance sheet under generally accepted accounting principles. The proposed amendments would eliminate the concept of a QSPE, modify the consolidation model for variable interest entities, and require continual reassessment of consolidation conclusions. As proposed, these amendments would be effective for us at the beginning of our 2010 fiscal year. The proposed amendments, if adopted, could require us to consolidate the assets and liabilities of our bank subsidiary's securitization trusts. This could cause us to breach certain financial covenants in our credit agreements and unsecured notes. This could have a significant effect on our financial condition and ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would be recorded on our consolidated balance sheet and may be subject to regulatory capital requirements.

It may be difficult to sustain the historical growth and profitability of our Financial Services business, and we will be subject to various risks as we attempt to grow the business.

We may not be able to retain existing cardholders, grow account balances, or attract new cardholders and the profits from our Financial Services business could decline, for a variety of reasons, many of which are beyond our control, including:

- credit risk related to the loans we make to cardholders and the charge-off levels of our credit card accounts;
- inability of cardholders to make payments to us due to current economic conditions and limited access to other credit sources;
- inability to manage credit risk and keep credit models up to date with current consumer credit trends;
- lack of growth of potential new customers generated by our Retail and Direct businesses;
- liquidity and funding risk relating to our ability to create the liquidity necessary to extend credit to our cardholders and provide the capital necessary to meet the requirements of government regulators and Visa; and
- operational risk related to our ability to acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex and highly-regulated business.

Economic downturns and social and other factors could cause our credit card charge-offs and delinquencies to increase, or credit card balances to decrease, which would decrease our profitability.

Economic downturns lead to higher unemployment rates and generally lead to increased charge-offs and credit losses in the consumer finance industry, which could cause us to experience increased charge-offs and delinquencies in our credit card loan portfolio. An economic downturn can hurt our financial performance as cardholders default on their balances or carry lower balances. A variety of social and other factors also may cause changes in credit card use, payment patterns, and the rate of defaults by cardholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards, changing attitudes about incurring debt, and the stigma of personal bankruptcy. Additionally, credit card accounts tend to exhibit a rising trend in credit loss and delinquency rates between 18 to 30 months after they are issued. If the rate of growth in new account generation slows, the proportion of accounts in the portfolio that have been open for between 18 to 30 months will increase and the percentage of charge-offs and delinquencies may increase. Our underwriting criteria and product design may be insufficient to protect the growth and profitability of our Financial Services business during a sustained period of economic downturn or recession or a material shift in social attitudes, and may be insufficient to protect against these additional negative factors.

The performance of our Financial Services business may be negatively affected by the performance of our merchandising businesses.

Negative developments in our Retail and Direct businesses could affect our ability to grow or maintain our Financial Services business. We believe our ability to maintain cardholders and attract new cardholders is highly correlated with customer loyalty to our merchandising businesses and to the strength of the Cabela's brand. In addition, transactions on cardholder accounts produce loyalty points which the cardholder may apply to future purchases from us. Adverse changes in the desirability of products we sell, negative trends in retail customer service and satisfaction, or the termination or modification of the loyalty program could have a negative impact on our bank subsidiary's ability to grow its account base and to attract desirable co-branding opportunities with third parties.

Our Financial Services business faces the risk of a complex and changing regulatory and legal environment.

Our Financial Services business operates in a heavily regulated industry and is therefore subject to a wide array of banking and consumer lending laws and regulations. Failure to comply with these laws and regulations could result in financial, structural, and operational penalties being imposed. In addition, as a Visa member bank, our bank must comply with rules and regulations imposed by Visa. For example, our bank and Cabela's could be fined by Visa for failing to comply with Visa's data security standards.

Effective July 1, 2010, the Federal Reserve Board's "amendments to Regulation AA (Unfair or Deceptive Acts or Practices) and Regulation Z (Truth in Lending) will place new limitations on credit card issuers. This includes new rules regarding increasing interest rates, allocations of payments, reasonable time to make payments, and changes to default pricing. In addition, these amendments will increase disclosures to consumers as well as increase notice periods for changes in terms and interest rates. The amendments will restrict our ability to manage credit risk and interest rate risk which may negatively affect earnings. We are evaluating these amendments and looking for ways to mitigate their potential impact and reduce any material adverse effects to earnings.

Changes in interest rates could have a negative impact on our earnings.

In connection with our Financial Services business, we borrow money from institutions and accept funds by issuing brokered and non-brokered certificates of deposit, which we then lend to cardholders. We earn interest on the cardholders' account balances, and pay interest on the certificates of deposit and borrowings we use to fund those loans. Changes in these two interest rates affect the value of the assets and liabilities of our Financial Services business. If the rate of interest we pay on borrowings increases more (or more rapidly) than the rate of interest we earn on loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be adversely affected if the rates on our credit card account balances fall more quickly than those on our borrowings. In addition, at the end of 2008, approximately 30.7% of our cardholders did not maintain balances on their credit card accounts. We do not earn any interest from these accounts but do earn other fees from these accounts such as Visa interchange fees. In the event interest rates rise, the spread between the interest rate we pay on our borrowings and the fees we earn from these accounts may change and our profitability may be adversely affected.

Credit card industry litigation could adversely impact the amount of revenue generated by our Financial Services business.

Our Financial Services business faces possible risk from the outcomes of certain credit card industry litigation. For example, a number of entities, each purporting to represent a class of retail merchants, have sued Visa and several member banks, and other credit card associations, alleging, among other things, that Visa and its member banks have violated U.S. antitrust laws by conspiring to fix the level of interchange fees. To date, we have not been named as a defendant in any credit card industry lawsuits. If the interchange fees that are charged to merchants are reduced as a result of the interchange lawsuits or if the credit card industry is adversely affected by other credit card industry litigation, the financial condition and results of operations of our Financial Services business may be negatively impacted.

Fluctuations in the value of our interests in our securitizations relating to our Financial Services business may adversely affect our earnings.

In connection with our securitizations relating to our Financial Services business, we retain certain interests in the assets included in the securitization. These interests are carried on our consolidated financial statements and include our "transferor's interest" in the securitized loans; an "interest-only strip," which represents our right to receive excess cash available after repayment of all amounts due to the investors; servicing rights; and in some cases cash reserve accounts and asset-backed securities, which may be subordinate to the investors' notes. The value of these retained interests depends upon income earned on these interests which is affected by many factors not within our control, including the performance of the securitized loans, interest paid to the holders of securitization securities, credit losses, and transaction expenses. The value of our interests in the securitizations will vary over time as the amount of loans in the securitized pool and the performance of those loans fluctuate. The performance of the loans included in our securitizations is subject to the same risks and uncertainties that affect the loans that we have not securitized, including, among others, increased delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence upon third-party vendors, fluctuations in accounts and account balances, and industry risks. The earnings of our Financial Services business may also be negatively impacted if certain securitizations were reduced or not renewed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In addition to our retail stores listed below, we also operate our corporate headquarters, administrative offices, three distribution centers, a merchandise return center, five customer care centers, and a taxidermy manufacturing facility. The following table provides information regarding the general location, use, and approximate size of our principal non-retail properties:

Property	Location	Total Square Feet	Segment That Uses Property
Corporate Headquarters	Sidney, Nebraska	294,000	Retail, Direct and Other
Administrative Offices and Customer Care Center	Sidney, Nebraska	94,000	Retail, Direct and Other
Distribution Center	Sidney, Nebraska	752,000	Other
Distribution Center	Prairie du Chien, Wisconsin	1,071,000	Other
Distribution Center	Wheeling, West Virginia (1)	1,165,000	Other
Retail Store, Warehouse and Administrative Offices	Winnipeg, Manitoba	101,000	Retail and Direct
Merchandise Return Center	Oshkosh, Nebraska	52,000	Other
Customer Care Center	North Platte, Nebraska	12,000	Direct
Customer Care Center and Administrative Offices	Kearney, Nebraska	151,000	Retail and Direct
Customer Care Center	Grand Island, Nebraska (1)	12,000	Direct
Customer Care Center and Administrative Offices	Lincoln, Nebraska	76,000	Direct, Financial Services and Other
Manufacturing and Administrative Offices	Woonsocket, South Dakota	145,000	Direct

(1) We own all of these properties with the exception of leases we have entered into for the customer care center in Grand Island, Nebraska, and the distribution center in Wheeling, West Virginia.

We own all of our retail stores except Boise, Idaho; Gonzales, Louisiana; Hazelwood, Missouri; Scarborough, Maine; and Winnipeg, Manitoba; and we have a ground lease for East Hartford, Connecticut. Also, in connection with some of the economic development packages received from state or local governments where our stores are located, we have entered into agreements granting ownership of the taxidermy, diorama, or other portions of our stores to these state and local governments.

The following table shows the location, opening date, and approximate total square footage of our United States retail stores used in our Retail segment:

Location	Opening Date	Total Square Footage
Kearney, Nebraska	October 1987	35,000
Sidney, Nebraska	July 1991	104,000
Owatonna, Minnesota	March 1998	163,000
Prairie Du Chien, Wisconsin	September 1998	53,000
East Grand Forks, Minnesota	September 1999	60,000
Dundee, Michigan	March 2000	227,000
Mitchell, South Dakota	August 2000	84,000
Kansas City, Kansas	August 2002	192,000
Hamburg, Pennsylvania	September 2003	246,000
Wheeling, West Virginia	August 2004	175,000
Fort Worth, Texas	May 2005	234,000
Buda, Texas	June 2005	192,000
Lehi, Utah	August 2005	170,000
Rogers, Minnesota	October 2005	185,000
Glendale, Arizona	July 2006	166,000
Boise, Idaho	August 2006	132,000
Richfield, Wisconsin	September 2006	166,000
La Vista, Nebraska	October 2006	129,000
Hazelwood, Missouri	April 2007	132,000
Hoffman Estates, Illinois	September 2007	195,000
East Hartford, Connecticut	October 2007	196,000
Gonzales, Louisiana	October 2007	167,000
Hammond, Indiana	October 2007	189,000
Reno, Nevada	November 2007	129,000
Post Falls, Idaho	November 2007	129,000
Lacey, Washington	November 2007	195,000
Scarborough, Maine	May 2008	129,000
Rapid City, South Dakota	August 2008	80,000

At December 27, 2008, the total net book value of our property and equipment was $881 million. At the end of 2008, we believe that our properties and equipment were suitable for their intended use.

ITEM 3. LEGAL PROCEEDINGS

We are party to various proceedings, lawsuits, disputes, and claims arising in the ordinary course of our business. These actions include commercial, intellectual property, employment, and product liability claims. Some of these actions involve complex factual and legal issues and are subject to uncertainties. We cannot predict with assurance the outcome of the actions brought against us. Accordingly, adverse developments, settlements, or resolutions may occur and negatively impact earnings in the quarter of such development, settlement, or resolution. However, we do not believe that the outcome of any current action would have a material adverse effect on our results of operations, cash flows, or financial position taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

We have common stock and non-voting common stock. Our common stock began trading on June 25, 2004, on the New York Stock Exchange ("NYSE") under the symbol "CAB". Prior to that date, there was no public market for our common stock. Our non-voting common stock is not listed on any exchange and not traded over the counter. As of February 18, 2009, there were 959 holders of record of our common stock and no holders of record of our non-voting common stock. This does not include persons who hold our common stock in nominee or "street name" accounts through brokers or banks.

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our common stock as reported on the NYSE:

	2008		2007	
	High	Low	High	Low
First Quarter	$ 16.29	$ 11.08	$ 26.49	$ 22.43
Second Quarter	16.25	11.00	25.18	21.14
Third Quarter	15.75	9.67	28.80	20.05
Fourth Quarter	13.03	4.18	24.43	13.89

Stock Performance Graph

The following stock performance graph and table show Cabela's cumulative total shareholder return on a quarterly basis since the beginning of our first full quarter following the date of our initial public offering. The graph and table also show the cumulative total returns of the S&P 500 Retailing Index and the S&P 500 Index. The graph and table assume that $100 was invested on July 2, 2004.



160
140
120
100
80
60
40
20
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7/2/04
12/31/04
7/1/05
12/30/05
6/30/06
12/29/06
6/29/07
12/28/07
6/27/08
12/26/08
Cabela's Inc.
S&P Retailing Index
S&P 500

	July 2, 2004	Dec 31, 2004	July 1, 2005	Dec 30, 2005	June 30, 2006	Dec 29, 2006	June 29, 2007	Dec 28, 2007	June 27, 2008	Dec 26, 2008
Cabela's Inc.	$ 100	$ 85	$ 78	$ 62	$ 72	$ 90	$ 82	$ 55	$ 41	$ 24
S&P Retailing Index	100	117	111	115	114	126	130	103	91	68
S&P 500	100	108	106	111	113	126	134	131	114	78

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our revolving credit facility and our senior notes limit our ability to pay dividends to our stockholders.

Equity Compensation Plans

For information on securities authorized for issuance under our equity compensation plans, see "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Year (1) 2008	2007	2006	2005	2004
	(In Thousands Except Earnings per Share)				
Operations Data:					
Revenue:					
Merchandise revenue	$ 2,380,655	$ 2,173,995	$ 1,908,801	$ 1,664,272	$ 1,474,415
Financial services revenue	158,971	159,335	137,423	105,831	69,060
Other revenue	13,095	16,269	17,300	29,558	12,499
Total revenue	2,552,721	2,349,599	2,063,524	1,799,661	1,555,974
Cost of revenue	1,540,214	1,378,386	1,204,399	1,064,322	925,665
Selling, distribution, and administrative expenses	871,468	820,121	715,380	620,376	533,094
Operating income	141,039	151,092	143,745	114,963	97,215
Interest (expense) income, net	(29,658)	(18,778)	(16,126)	(10,256)	(7,577)
Other income	6,854	6,913	9,637	10,663	10,443
Income before provision for income taxes	118,235	139,227	137,256	115,370	100,081
Provision for income taxes	41,831	51,348	51,471	42,801	35,085
Net income available to common stockholders	$ 76,404	$ 87,879	$ 85,785	$ 72,569	$ 64,996
Basic earnings per share	$ 1.15	$ 1.34	$ 1.32	$ 1.12	$ 1.06
Diluted earnings per share	$ 1.14	$ 1.31	$ 1.29	$ 1.10	$ 1.03
Selected Balance Sheet Data:					
Cash and cash equivalents (2)	$ 410,104	$ 131,182	$ 172,903	$ 86,923	$ 123,934
Working capital (2)	573,410	263,284	335,387	145,559	274,746
Total assets	2,396,066	2,212,830	1,751,230	1,366,280	1,228,231
Total debt	380,031	503,385	317,873	119,826	148,152
Total stockholders' equity	913,705	828,559	733,858	639,853	566,354
Other Data:					
Depreciation and amortization	$ 64,673	$ 59,863	$ 45,559	$ 34,912	$ 29,843
Property and equipment additions including accrued amounts	54,934	364,326	190,592	203,157	52,568
Purchases of economic development bonds	18,525	36,223	23,397	65,077	74,492

(1) Fiscal years are based on the 52-53 week period ending on the Saturday closest to December 31. Fiscal 2008, 2007, 2006, 2005 and 2004 each consisted of 52 weeks.

(2) Cash and cash equivalents includes amounts for World's Foremost Bank which were $402 million, $123 million, $53 million, $81 million, and $58 million at years ended 2008, 2007, 2006, 2005 and 2004. Due to regulatory restrictions, our ability to use this cash for non-banking operations, including for working capital for our Retail or Direct businesses or for retail store expansion, is limited.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report.

Forward Looking Statements – Our discussion contains forward-looking statements with respect to our plans and strategies for our businesses and the business environment that are impacted by risks and uncertainties. Refer to "Special Note Regarding Forward-Looking Statements" preceding PART I, ITEM 1, and to ITEM 1A "Risk Factors" for information regarding certain of the risks and uncertainties that affect our business and the industries in which we operate. Please note that our actual results may differ materially from those we may estimate or project in any of these forward-looking statements.

Cabela's®

We are a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping, and related outdoor merchandise. We provide a quality service to our customers who enjoy an outdoor lifestyle by supplying outdoor products through our multi-channel retail business consisting of our Retail and Direct business segments. Our Retail business segment is comprised of 29 stores, 28 located in the United States and one in Canada. Our Direct business segment is comprised of our catalog mail order business and our highly acclaimed Internet website.

Our Financial Services business segment also plays an integral role in supporting our merchandising business. Our Financial Services business segment is comprised of our credit card services which reinforces our strong brand and strengthens our customer loyalty through our credit card loyalty programs.

Fiscal 2008 Overview

	2008	2007	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Revenue:				
Retail	$ 1,285,496	$ 1,043,442	$ 242,054	23.2%
Direct	1,095,159	1,130,553	(35,394)	(3.1)
Total merchandise sales	2,380,655	2,173,995	206,660	9.5
Financial Services	158,971	159,335	(364)	(0.2)
Other revenue	13,095	16,269	(3,174)	(19.5)
Total revenue	$ 2,552,721	$ 2,349,599	$ 203,122	8.6
Operating income	$ 141,039	$ 151,092	$ (10,053)	(6.7)
Net income per diluted share	$ 1.14	$ 1.31	$ (0.17)	(13.0)

Revenues for 2008 totaled $2.6 billion, an increase of 8.6% over 2007. Revenues increased in 2008 principally from the opening of two new stores in 2008 and eight in 2007. Direct revenue decreased 3.1% compared to 2007. Operating income totaled $141 million for 2008, a decrease of 6.7% from 2007. Net income per diluted share for 2008 was $1.14 compared to $1.31 for 2007.

Our 2008 operating results were impacted by a challenging retail and macroeconomic environment resulting in slowed retail store and Direct sales, deterioration in merchandise gross margins from promotional and discounted merchandise sales, and decreases in securitization income.

Other significant items which directly impact comparisons of our operating results for 2008 were:

- an increase in selling, distribution, and administrative expenses due to the addition of new stores in 2008 and 2007 and the infrastructure necessary to support this expansion;
- $10 million in breakage recorded in revenue and operating income where the probability of redemption is remote on gift certificates, gift cards, and e-certificates;
- new store pre-opening costs of $8 million;
- restructuring and impairment charges in selling, distribution, and administrative expenses totaling $6 million; and
- Financial Services revenue decreasing principally from decreases in securitization income, higher spreads and fees paid to investors on new securitizations, and related decreases in the valuation of our interest-only strips associated with our securitized loans; mostly offset by growth in the number of active credit card accounts, the associated loans, and interchange income.

Current Year Achievements

2008 was highlighted by the opening of two new stores, one of which incorporated our "next generation store" format, the completion of our customer service enhancements, and operational achievements outlined further below.

Retail Store Openings – Our two new stores increased our total retail store square footage by 200,000 square feet bringing our total retail square footage to 4.3 million square feet at the end of 2008.

Customer Service Enhancements – We offered our customers integrated opportunities to access and use our retail store, catalog, and Internet channels, including the completion of our customer service enhancements in the first quarter of 2008. We completed implementation of customer service enhancements directed at increasing sales and customer satisfaction in our retail stores including:

- in-store pick-up for catalog and Internet orders,
- installation of Internet kiosks, and
- the installation of catalog order desks.

Cabela's was also listed among 14 companies featured in the book, *The Customer Rules,* which focuses on excellence in customer service.

Retail Achievements – We were recognized as a top customer service retailer by the following:

- *Incentive Magazine's* Platinum Partner Award for excellence recognizing us for delivery of quality products and services in the incentive industry.
- Cabela's rated in the top 10% for high-quality customer service by Gethuman, October 2008, a web site dedicated to educating enterprises on the importance and cost savings of providing high-quality customer service.
- Listed among the top retailers for superior customer service (poll conducted September 2008 by National Retail Federation's Foundation/American Express 2008 Customer Service survey).
- Included in the Top 11 for customer service rankings – ranked "Overall BEST" by BIGresearch, CIA in September 2008.

We have also teamed up with Ford Motor Company to debut the Cabela's Edition FX4 package on selected F-Series trucks.

Internet – Our Internet website continued to receive awards and high praise for excellence, including the following awards and recognition:

- Our website was the most visited sporting goods industry eCommerce website according to Hitwise, Incorporated, an online measurement company. Internet visits increased by 32.0% in 2008 over 2007.
- Our website continues to be ranked in the top group among online retailers for reliability and responsiveness - an indication of download page speed and completing transactions for customers (measured by industry publications).

Financial Services Business – In 2008, our Financial Services business completed two term securitizations totaling $700 million, added two variable funding facilities totaling $500 million, and renewed a $350 million variable funding facility. In addition, we continued to add new credit cardholders as the number of average active accounts increased 15.5% to 1.14 million over 2007.

2009 and Beyond

While we anticipate that the business environment in which we operate will be challenging in 2009, we believe our multi-channel model and our strong brand name provides us with opportunities for growth and profitability. Over our history, we have established name recognition and a quality brand that is renowned and respected in the outdoor industry. Throughout our multi-channel business, our strategy is to continue our focus on providing legendary customer service, quality, and selection.

Our primary focus is on managing our business efficiently to enhance near-term and long-term results for our shareholders. We are also focusing on improving our retail store operating metrics. We slowed our planned new store opening schedule to one store in 2009 in order to focus on Retail operations and to manage capital expenditures. Our focus for 2009 continues to be making progress on the following initiatives:

- improve our advertising strategy by using more targeted campaigns throughout our multi-channel model to increase store traffic;
- improve retail store sales and profitability through enhanced product assortment, streamlined flow of merchandise to our retail stores, and reduced operating expenses;
- maintain merchandise gross margins in each of our sales channels; and
- improve inventory management by actively managing inventory levels and product deliveries through technologies and by reducing unproductive inventory.

Retail Store Efficiencies – For 2009, our primary objective is to enhance our retail store profitability. We are working on this objective by enhancing and optimizing our retail store merchandising processes, management information systems, and distribution and logistics capabilities. We continue to flex merchandise at our stores by adding more seasonal product assortments and to improve our visual merchandising. Also, we continue to improve the flow of merchandise to our stores increasing productivity and reducing labor costs as a percentage of revenue. To enhance customer service at our retail stores, we are focusing on customer service through training and mentoring programs. For 2008 compared to 2007, operating income for our Retail business segment increased $14 million, despite a deteriorating consumer spending environment. This increase in operating income was in part due to improvements in labor productivity in our retail stores.

Leverage Our Multi-Channel Model – Our in-store pick-up program allows customers to order products through our catalogs and Internet site, and have them delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our retail stores introduce customers to our Internet and catalog channels. We are capitalizing on our multi-channel model by building on the strengths of each channel, primarily through improvements in our merchandise planning and replenishment systems. These systems allow us to identify the correct product mix in each of our retail stores, and also help maintain the proper inventory levels to satisfy customer demand in both our Retail and Direct business channels.

Next Generation Stores – To enhance our returns on capital we developed a next generation store format incorporating the following objectives:

- a store development model adaptable to more markets, faster to start-up, and more efficient to operate to reduce our investment and increase sales per square foot; and
- to provide shopper-friendly layouts with regionalized product mixes, concept shops, and new product displays/fixtures featuring an improved look.

We incorporated these next generation store concepts into our new Rapid City, South Dakota, store which opened in 2008. Our retail store in Billings, Montana, scheduled to open in the second quarter of 2009 will also encompass our next generation store format.

Direct Business Expansion – We are working on the following key growth objectives to expand our catalog and Internet channels:

- natural growth by offering industry-leading selection, service, value, and quality;
- acquisition, retention, and reactivation of customers through our multi-channel platform;
- category expansion to capitalize on the general outdoor enthusiast;
- develop and execute strategies to broaden our exposure to different growing networks, e-commerce platforms, and international e-commerce growth;
- an enhanced focus on the Canadian market by building on our Canada acquisition; and
- targeted marketing designed to increase sales of certain on-line market sectors.

Although the number of Direct customers who purchased merchandise from us in the last twelve months decreased by 4.0% compared to 2007, our total Direct customer base expanded during 2008 compared to 2007, positioning ourselves for future revenue growth when the economy improves.

Growth of Our Credit Card Business – We continue working toward increasing our Financial Services revenue by attracting new cardholders through lower cost marketing efforts with our Retail and Direct businesses. By continuing our conservative underwriting and account management standards and practices, we are controlling costs in our Financial Services segment through active management of our credit card delinquencies and charge-offs which directly impacts our securitization income.

Uncertainty in Worldwide Credit Markets and Macroeconomic Environment – We expect a challenging business environment in 2009 that may impact our access to credit which we rely on to finance our merchandising and Financial Services businesses. We will continue to monitor our debt covenant compliance provisions and our access to the credit markets. Our Financial Services business will continue to monitor developments in the securitization and certificates of deposit markets to ensure adequate access to liquidity.

Operations Review

Our operating results expressed as a percentage of revenue were as follows for the years ended:

	2008	2007	2006
Revenue	100.00%	100.00%	100.00%
Cost of revenue	60.34	58.66	58.37
Gross profit (exclusive of depreciation and amortization)	39.66	41.34	41.63
Selling, distribution, and administrative expenses	34.14	34.90	34.67
Operating income	5.52	6.44	6.96
Other income (expense):			
Interest expense, net	(1.16)	(0.80)	(0.78)
Other income, net	0.27	0.29	0.47
Total other income (expense), net	(0.89)	(0.51)	(0.31)
Income before provision for income taxes	4.63	5.93	6.65
Provision for income taxes	1.64	2.19	2.49
Net income	2.99%	3.74%	4.16%

Results of Operations - 2008 Compared to 2007

Revenues

	2008	%	2007	%	Increase (Decrease)	% Change
			(Dollars in Thousands)			
Retail	$ 1,285,496	50.4%	$ 1,043,442	44.4%	$ 242,054	23.2%
Direct	1,095,159	42.9	1,130,553	48.1	(35,394)	(3.1)
Financial Services	158,971	6.2	159,335	6.8	(364)	(0.2)
Other	13,095	0.5	16,269	0.7	(3,174)	(19.5)
	$ 2,552,721	100.0%	$ 2,349,599	100.0%	$ 203,122	8.6%

For 2008, our Retail and Direct sales continued to be impacted by a challenging retail and macroeconomic environment. Despite this challenging environment, revenue in our merchandising businesses increased in 2008 compared to 2007.

Product Sales Mix – Our five retail merchandise product categories, and the percentage of revenue contributed by each, are presented in the following table for our Retail and Direct businesses and in total for the years ended:

	Retail		Direct		Total	
	2008	2007	2008	2007	2008	2007
Hunting Equipment	41.6%	38.7%	27.3%	26.6%	35.2%	32.6%
Fishing and Marine	15.3	15.6	11.0	12.3	13.4	14.0
Camping	12.9	12.9	16.2	15.4	14.3	14.1
Clothing and Footwear	25.2	27.0	35.9	36.3	30.0	31.7
Gifts and Furnishings	5.0	5.8	9.6	9.4	7.1	7.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Retail Revenue – Retail revenue includes merchandise sales in, and services performed at, our retail stores, sales from orders placed through our retail store Internet kiosks, and sales from customers utilizing our in-store pick-up program. Retail revenue increased $242 million for 2008 primarily from the opening of new stores in 2008 and 2007. The product category that contributed the largest dollar volume increase to our Retail revenue for 2008 over 2007 was hunting equipment.

Retail revenue also includes income from the sale of gift certificates, gift cards, and e-certificates ("gift instruments") recognized in revenue when the gift instruments are redeemed for merchandise or services. We record gift instrument breakage as revenue when the probability of redemption is remote. Historically, we recognized breakage seven years after the issuance of a gift certificate or gift card. In the fourth quarter of 2008, we began recognizing breakage on gift instruments four years after issuance as a result of changes in historical trends in the types of gift instruments issued and related redemption rates. The impact of the change in estimate in the fourth quarter of 2008 was an increase in revenue and operating income of $8.7 million. Total gift instrument breakage recognized was $10.2 million, $1.5 million, and $1.4 million for 2008, 2007, and 2006, respectively. Our gift instrument liability at the end of 2008 and 2007 was $106 million and $113 million, respectively.

	2008	2007	Increase (Decrease)	% Change
		(Dollars in Thousands)		
Comparable stores sales	$ 884,970	$ 919,258	$ (34,288)	(3.7)%
Comparable stores sales growth percentage	(3.7)%	(1.2)%		

Comparable store sales decreased $34 million, or 3.7%, for 2008 principally because of the challenging macroeconomic and retail industry environment, a lowering of overall consumer confidence as consumers continued to pull back discretionary spending, and competition in certain markets, all which negatively impacted sales growth. A store is included in our comparable store sales base on the first day of the month following the fifteen month anniversary of 1) its opening or acquisition, or 2) any expansion of greater than 25% of total square footage of the store.

Average sales per square foot for stores that were open during the entire year were $301 for 2008 compared to $332 for 2007. The decrease in average sales per square foot resulted from a decrease in comparable store sales and sales at certain new stores being less than historical averages.

Direct Revenue – Direct revenue includes catalog and Internet sales from orders placed over the phone, by mail, and through our website where the merchandise is shipped to any non-retail store location. Direct revenue decreased $35 million, or 3.1%, primarily due to lower catalog sales and to some cannibalization relating to our new retail stores, partially offset by increased Internet sales. We expect catalog mail order sales to continue to decrease as sales transition to our Internet site and our new retail stores.

	2008	2007	Increase (Decrease)	% Change
Percentage increase year over year in Internet website visits	32.0%	30.2%		
Catalog circulation in pages (in millions)	32,085	36,499	(4,414)	(12.1)%
Number of separate catalog titles circulated	100	91	9	

Internet site visits increased as we continued to focus our efforts on utilizing Direct marketing programs to increase traffic to our website. The net decrease in Direct revenue for 2008 compared to 2007 was due to decreases in the fishing and marine and the clothing and footwear general product categories, partially offset by increases in camping, hunting equipment, and gifts and furnishings. The number of active Direct customers, which we define as those customers who have purchased merchandise from us in the last twelve months, decreased by 4.0% compared to 2007.

Financial Services Revenue – The components of Financial Services revenue on a generally accepted accounting principles ("GAAP") basis were as follows for the years ended:

	2008	2007	2006
		(In Thousands)	
Interest and fee income, net of provision for loan losses	$ 37,462	$ 28,974	$ 23,973
Interest expense	(13,417)	(7,288)	(5,008)
Net interest income, net of provision for loan losses	24,045	21,686	18,965
Non-interest income:			
Securitization income (including gains on sales of credit card loans of $15,657, $22,740 and $17,410)	185,820	194,516	169,173
Other non-interest income	67,375	51,670	39,381
Total non-interest income	253,195	246,186	208,554
Less: Customer rewards costs	(118,269)	(108,537)	(90,096)
Financial Services revenue	$ 158,971	$ 159,335	$ 137,423

Financial Services revenue decreased 0.2% in 2008 compared to 2007. Credit card loans securitized and sold are removed from our consolidated balance sheet, and the net earnings on these securitized assets, after paying costs associated with outside investors, are reflected as a component of our securitization income shown above on a GAAP basis. Net interest income includes operating results on the credit card loans receivable we own. Interest and fee income increased $8 million primarily due to changes in the percentage of securitized loans we retained, changes to interest and fees charged, and account growth, which was partially offset by decreases in interest rates. Other non-interest income includes securitization income, gains on sales of loans, and income recognized on our retained interests, as well as interchange income on the entire managed portfolio. Excluding the effect of the reduction of gains on the sale of credit card loans, securitization income decreased $2 million from 2007, due primarily to changes in the percentage of securitized loans we retained. Other non-interest income increased $16 million primarily from increases in servicing fees on securitized loans year over year, changes in the percentage of securitized loans we retained, interchange and other fee income, and account growth. Customer rewards costs increased $10 million from continued growth in the Cabela's CLUB Visa card usage by our customers.

Managed credit card loans of the Financial Services business segment include both credit card loans receivable we own and securitized credit card loans in a separate trust that is not consolidated in our financial statements. The process by which credit card loans are securitized converts interest income, interchange income, credit card fees, credit losses, and other income and expenses on the securitized loans into securitization income. Because the financial performance of the total managed portfolio has a significant impact on earnings we receive from servicing the portfolio, management believes that evaluating the components of our Financial Services revenue for both owned loans and securitized loans, as presented below in the non-GAAP presentation, is important to analyzing results.

Key statistics reflecting the performance of our Financial Services business are shown in the following chart for the years ended:

	2008	2007	Increase (Decrease)	% Change
	(Dollars in Thousands Except Average Balance per Account)			
Average balance of managed credit card loans	$ 2,085,481	$ 1,690,543	$ 394,938	23.4%
Average number of active credit card accounts	1,140,834	987,411	153,423	15.5
Average balance per active credit card account	$ 1,828	$ 1,712	$ 116	6.8
Net charge-offs on managed loans	$ 61,448	$ 33,898	$ 27,550	81.3
Net charge-offs as a percentage of average managed credit card loans	2.95%	2.01%	0.94%	

The balance of average managed credit card loans increased to $2.1 billion, or 23.4%, because of the increase in the number of accounts and the average balance per account. The average number of accounts increased to over 1.1 million, or 15.5%, due to our marketing efforts to add additional accounts. Net charge-offs as a percentage of average managed credit card loans increased to 2.95% for 2008 principally because of the challenging macroeconomic environment. We believe our charge-off levels remain well below industry average and that our increase in net charge-offs in 2008 compared to 2007 was lower than industry averages.

Non-GAAP Presentation – The "non-GAAP" presentation shown below presents the financial performance of the total managed portfolio of credit card loans. Although our consolidated financial statements are not presented in this manner, we review the performance of the managed portfolio as presented below. Interest income, interchange income (net of customer rewards), and fee income on both the owned and securitized portfolio are reflected in the respective line items. Interest paid to outside investors on the securitized credit card loans is included in interest expense. Credit losses on the entire managed portfolio are reflected in the provision for loan losses.

The following table sets forth the revenue components of our Financial Services segment managed portfolio on a non-GAAP basis for the years ended:

	2008	2007	2006
		(Dollars in Thousands)	
Interest income	$ 202,877	$ 186,341	$ 145,425
Interchange income, net of customer rewards costs	75,827	62,066	51,086
Other fee income	37,806	27,233	22,829
Interest expense	(89,862)	(83,120)	(64,910)
Provision for loan losses	(64,003)	(35,415)	(26,064)
Other	(3,674)	2,230	9,057
Managed Financial Services revenue	$ 158,971	$ 159,335	$ 137,423

Managed Financial Services Revenue as a Percentage of Average Managed Credit Card Loans:

	2008	2007	2006
Interest income	9.7%	11.0%	10.7%
Interchange income, net of customer rewards costs	3.6	3.7	3.8
Other fee income	1.9	1.6	1.7
Interest expense	(4.3)	(4.9)	(4.8)
Provision for loan losses	(3.1)	(2.1)	(1.9)
Other	(0.2)	0.1	0.6
Managed Financial Services revenue	7.6%	9.4%	10.1%

The increase in interest income of $17 million in 2008 from 2007 was due to an increase in managed credit card loans and changes to interest charged, partially offset by decreases in interest rates. The increase in interchange income of $14 million in 2008 from 2007 was driven by net credit card purchases, which increased 14.5% over 2007. Other fee income increased $11 million due to growth in the number of credit card loans, changes to fees charged, and increases in late fees, overlimit fees, and payment assurance fees. The increases in interest income and interchange income were partially offset by an increase in interest expense of $7 million from increases in securitized credit card loans and borrowings, higher spreads and fees paid to investors on new securitizations, partially offset by decreases in London Inter-Bank Offered Rate ("LIBOR") interest rates. Also, partially offsetting the increases in interest income and interchange income was an increase in the provision for loan losses of $29 million from increases in managed credit card loans and a decrease of $6 million in the Other category.

Our Cabela's CLUB Visa card loyalty program allows customers to earn points whenever and wherever they use their credit card, and then redeem earned points for products and services at our retail stores or through our Direct business. The percentage of our merchandise sales that were made on the Cabela's CLUB card was 27.5% for 2008 compared to 26.3% for 2007. The dollar amounts related to points are accrued as earned by the cardholder and recorded as a reduction in Financial Services revenue. The dollar amount of unredeemed credit card points and loyalty points was $106 million at the end of 2008 compared to $71 million at the end of 2007.

Other Revenue

Other revenue sources include sales of land held for sale, amounts received from our outfitter services, real estate rental income, and fees earned through our travel business and other complementary business services.

	2008	2007	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Other revenue	$ 13,095	$ 16,269	$ (3,174)	(19.5)%
Land sales (included in Other revenue)	6,049	8,866	(2,817)	(31.8)

Gross Profit

Gross profit, or gross margin, is defined as total revenue less the costs of related merchandise sold and shipping costs. Comparisons of gross profit and gross profit as a percentage of revenue for our operations, year over year, and to the retail industry in general, are impacted by:

- retail store, distribution, and warehousing costs which we exclude from our cost of revenue;
- Financial Services revenue that we include in revenue for which there are no costs of revenue;
- real estate land sales we include in revenue for which costs vary by transaction;
- outfitter services revenue that we include in revenue for which there are no costs of revenue; and
- customer shipping charges in revenue which are slightly higher than shipping costs in costs of revenue because of our practice of pricing shipping charges to match costs.

Accordingly, comparisons of gross margins on merchandising revenue presented below are the best metrics for analysis of our gross profit:

	2008	2007	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Merchandise sales	$ 2,380,655	$ 2,173,995	$ 206,660	9.5%
Merchandise gross margin	841,498	797,304	44,194	5.5
Merchandise gross margin as a percentage of merchandise revenue	35.3%	36.7%		

Merchandise Gross Margins – Gross margins of our merchandising business increased $44 million, or 5.5%, to $841 million for 2008. Merchandise gross margins as a percentage of revenue of our merchandising business decreased to 35.3% for 2008 from 36.7% for 2007. The decrease in merchandise gross margins as a percentage of revenue for 2008 compared to 2007 is primarily attributable to an increase in sales discounts and allowances, an increase in hard goods sales with lower margins for 2008 compared to 2007, a shift in sales between channels, and a decrease in our shipping margin. Also in 2008, we experienced margin pressure in certain hard goods categories due to increases in commodity prices. The merchandise gross margin for 2008 also includes the $8.7 million of gift instrument breakage previously described. Excluding this $8.7 million of gift instrument breakage, our merchandise gross margin for 2008 was 35.0%.

Selling, Distribution, and Administrative Expenses

	2008	2007	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Selling, distribution, and administrative expenses	$ 871,468	$ 820,121	$ 51,347	6.3%
SD&A expenses as a percentage of total revenue	34.1%	34.9%		
Retail store pre-opening costs	$ 8,356	$ 17,136	(8,780)	(51.2)

Selling, distribution, and administrative expenses include all operating expenses related to our retail stores, Internet website, distribution centers, product procurement, and overhead costs, including: advertising and marketing, catalog costs, employee compensation and benefits, occupancy costs, information systems processing, and depreciation and amortization.

Selling, distribution, and administrative expenses on a consolidated basis increased $51 million, or 6.3%, for 2008 over 2007. The primary reason for the increase was the addition of two new stores in 2008 and eight new stores in 2007 (six added in the fourth quarter of 2007), along with the addition of infrastructure necessary to support this store expansion. The most significant factors contributing to the increase in selling, distribution, and administrative expenses, and the infrastructure expansion required to support the revenue growth in 2008 from our retail store expansion, included increases in:

- employee compensation, benefits, training, and recruitment costs of $21 million;
- contract labor and facility depreciation of $7 million;
- advertising costs of $7 million;
- property and other business taxes of $8 million; and
- restructuring and impairment charges of $6 million.

Significant selling, distribution, and administrative expense increases and decreases related to specific business segments included the following:

Retail Business Segment:
- Operating costs for new stores that were not open in 2007 of $60 million, including employee compensation and benefits costs of $38 million and $10 million in advertising and promotional expenses.
- An increase in existing retail store operating costs of $14 million over 2007.
- A decrease in comparable store employee compensation and benefits of $9 million resulting from staffing changes and declining sales in comparable stores.
- An increase in depreciation on stores of $8 million over 2007.
- New store pre-opening costs of $8 million, a decrease of $9 million compared to 2007.
- Lower marketing fees of $1 million received from the Financial Services segment.

Direct Business Segment:
- A decrease in catalog costs and certain information system costs of $9 million compared to 2007 specifically related to our website.
- Lower marketing fees of $4 million received from the Financial Services segment.

Financial Services:
- A decrease in advertising and promotional costs of $6 million due to new marketing incentives received, less new accounts, which were partially offset by increases in new account acquisition costs.
- A decrease of $5 million in the marketing fee paid by the Financial Services segment to the Direct business segment ($4 million) and the Retail business segment ($1 million).
- An increase in professional fees of $2 million from additional securitizations completed in 2008.
- An increase in third party processing fees of $1 million due to an increase in the volume of transactions.
- Postage cost increases of $1 million from increases in the number of accounts and additional mailings for changes in terms.

Corporate Overhead, Distribution Centers, and Other:

- An increase of $6 million related to restructuring and impairment charges recognized in the fourth quarter of 2008.
- A decrease in depreciation expense of $3 million primarily related to longer estimated useful lives for information system hardware and software in 2008 versus 2007.
- A decrease of $2 million in equipment and software expenses principally from less equipment and software expenditures.

Restructuring and Impairment Charges

Our operating results for 2008 declined compared to 2007 as we continued to be impacted by a challenging retail and macroeconomic environment resulting in slowed retail store and Direct segment sales. Comparable store sales decreased $34 million, or 3.7%, for 2008 compared to 2007. After completing a review of our organizational structure, in October 2008 we announced a reduction in workforce of approximately 10% at our company headquarters. Severance and related benefits under this workforce reduction totaled approximately $2 million, which are recorded in selling, distribution, and administrative expenses.

During the fourth quarter of 2008, we completed our annual impairment analyses on goodwill and other intangible assets. We recognized an impairment of $1 million recorded in selling, distribution, and administrative expenses in our Direct segment where projected discounted cash flows were less than the fair value of the reporting unit.

In addition, we evaluated the recoverability of our available-for-sale economic development bonds being actively marketed and recorded an other-than-temporary impairment. We also evaluated the recoverability of certain property and equipment. Write-downs related to these assets totaled $2 million, and in addition to the prepayment penalties of $1 million incurred in the fourth quarter of 2008, total restructuring and impairment charges of $6 million were recognized in the fourth quarter of 2008.

Operating Income

Operating income is revenue less cost of revenue and selling, distribution, and administrative expenses. Operating income for our business segments excludes costs associated with operating expenses of distribution centers, procurement activities, and other corporate overhead costs.

	2008	2007	Increase (Decrease)	% Change
		(Dollars in Thousands)		
Total operating income	$ 141,039	$ 151,092	$ (10,053)	(6.7)%
Total operating income as a percentage of total revenue	5.5%	6.4%		
Operating income by business segment:				
Retail	$ 141,578	$ 127,744	13,834	10.8
Direct	161,249	190,046	(28,797)	(15.2)
Financial Services	46,184	37,448	8,736	23.3
Operating income as a percentage of segment revenue:				
Retail	11.0%	12.2%		
Direct	14.7	16.8		
Financial Services	29.1	23.5		

Operating income decreased $10 million, or 6.7%, for 2008 compared to 2007. Operating income as a percentage of revenue also decreased to 5.5% for 2008 from 6.4% for 2007. Operating income comparisons between 2008 and 2007 are impacted by the challenging retail and macroeconomic environment. The decrease in total operating income and total operating income as a percentage of total revenue was primarily due to lower revenue from our Direct business segment, lower merchandise gross margins, and increases in selling, distribution, and administrative expenses mostly for the addition of two new stores in 2008 and eight new stores in 2007 (six added in the fourth quarter of 2007), along with the addition of infrastructure necessary to support this store expansion. Operating income also includes income of $8.7 million from gift instrument breakage previously described.

The Financial Services segment incurs a marketing fee paid to the Retail and Direct business segments. This marketing fee is included in selling, distribution, and administrative expenses as an expense for the Financial Services segment and as a credit to expense for the Retail and Direct business segments. The marketing fee paid by the Financial Services segment to these two business segments decreased $5 million in 2008 compared to 2007 – a $4 million decrease to the Direct business segment and a $1 million decrease to the Retail segment.

Interest (Expense) Income, Net

Interest expense, net of interest income, increased $11 million to $30 million for 2008 compared to 2007. The net increase in interest expense was primarily due to additional debt incurred for financing our retail store expansion. During 2008, we capitalized interest totaling $2 million on qualifying fixed assets relating primarily to retail store construction compared to $4 million for 2007.

Other Non-Operating Income, Net

Other income was $7 million for both 2008 and 2007. This income is principally from the interest earned on our economic development bonds. For 2007, other non-operating income also includes a pre-tax gain of $1 million resulting from the sale of the assets of our hotel operation in Sidney, Nebraska.

Provision for Income Taxes

Our effective tax rate was 35.4% for 2008 compared to 36.9% for 2007. The effective tax rate was lower for 2008 compared to 2007 primarily due to the impact from a corporate restructure completed effective April 1, 2008, and the release of a valuation allowance on state net operating losses.

Results of Operations - 2007 Compared to 2006

Financial Highlights	2007	2006	Increase (Decrease)	% Change
		(Dollars in Thousands)		
Net income	$ 87,879	$ 85,785	$ 2,094	2.4%
Net income as a percentage of revenue	3.7%	4.2%		
Net income per diluted share	$ 1.31	$ 1.29	$ .02	1.6
Revenue by segment:				
Direct	$ 1,130,553	$ 1,088,480	$ 42,073	3.9
Retail	1,043,442	820,321	223,121	27.2
Financial Services	159,335	137,423	21,912	15.9
Other	16,269	17,300	(1,031)	(6.0)
Total revenue	$ 2,349,599	$ 2,063,524	$ 286,075	13.9
New store sales	$ 303,181	$ 282,652	$ 20,529	7.3
Comparable store sales	736,430	745,357	(8,927)	(1.2)
Average sales per square foot	332	348	(16)	(4.6)
Gross Profit	$ 971,213	$ 859,125	$ 112,088	13.0
Gross Profit as a percentage of revenue	41.3%	41.6%		
Merchandising gross margin	$ 797,304	$ 708,950	$ 88,354	12.5
Merchandising gross margin as a percentage of merchandising revenue	36.7%	37.1%		
Selling, distribution and administrative expenses	$ 820,121	$ 715,380	$ 104,741	14.6
Selling, distribution and administrative expenses as a percentage of revenue	34.9%	34.7%		
Operating income	$ 151,092	$ 143,745	$ 7,347	5.1
Operating income margin	6.4%	7.0%		

Revenue

Revenue increased by $286 million, or 13.9%, in 2007 from growth in our three major segments. Other revenue decreased in 2007 from a decrease in land sales.

Retail Revenue. Retail revenue increased $223 million, or 27.2%, primarily due to an increase of $232 million in new store sales for 2007 compared to new store sales for 2006. The product category that contributed the largest dollar volume increase to our Retail revenue for 2007 was hunting equipment.

Direct Revenue. Direct revenue increased $42 million, or 3.9%, primarily from growth in sales through our website. Circulation of our catalogs decreased by 206 million pages, or 0.6%, to 36.5 billion pages in 2007. Catalog mail order sales decreased as these sales transitioned to our Internet site and our new retail stores. The number of active customers in our Direct business segment increased by 2.0% over 2006. The camping product category contributed the largest dollar volume increase to our Direct revenue for 2007.

Financial Services Revenue. Financial Services revenue increased $22 million, or 15.9%, in 2007 compared to 2006. Securitization income increased $20 million over 2006, due primarily to growth in the securitized loan portfolio. Other non-interest income increased $12 million primarily from increases in servicing fees on securitized loans year over year and account growth. Customer rewards costs increased $18 million from continued growth in the Cabela's CLUB Visa card usage by our customers.

We also measure the results of our Financial Services business on a non-GAAP managed basis as explained earlier. Interest income measured on a non-GAAP managed basis increased $41 million. The increase in interest income was due to an increase in interest rates and managed credit card loans. Interchange income, net of reward costs, increased by $11 million. Interchange income is driven by net purchases, which increased 20.6% over 2006. Other fee income increased $4 million due to increases of $2 million in late fees and $2 million in payment assurance fees. The increases in interest income and interchange income were offset by an increase in interest expense of $18 million from increases in securitized credit card loans, borrowings, and interest rates, and by an increase in loan losses of $9 million because of increases in managed credit card loans and increases in net charge-offs. Compared to 2006, the number of average active accounts in 2007 grew by 15.7% to over 987,000, and the average balance per active account increased 7.6% to $1,712.

Gross Profit

Gross profit increased by $112 million, or 13.0%, to $971 million for 2007. Financial Services revenue growth of $22 million resulted in a gross profit percentage increase of 2.6%. Sales of land at higher gross profit margins in 2007 resulted in a gross profit percentage increase of 0.2%. These increases were offset by a decline in merchandising gross profits. Gross margins of our merchandising business increased $88 million, or 12.5%, to $797 million for 2007. Merchandise gross margins as a percentage of revenue of our merchandising business decreased to 36.7% for 2007 from 37.1%. Merchandise gross margins for 2007 were negatively impacted by discounts on merchandise sales associated with advertising and promotional strategies designed to capture additional market share, an increase in hard goods sales with lower margins, and a decrease in apparel sales with higher margins. This decrease was partially offset by an increase in our shipping margin for 2007.

Selling, Distribution, and Administrative Expenses

Selling, distribution, and administrative expenses increased $105 million, or 14.6%, for 2007 over 2006. The primary reason for the increase in 2007 was the addition of eight new stores in 2007 compared to four added in 2006 along with the addition of infrastructure necessary to support this store expansion. The most significant factors contributing to the increase in selling, distribution, and administrative expenses, and the infrastructure expansion required to support the revenue growth in 2007 from our retail store expansion, included:

Retail Business Segment:

- Operating costs for new stores that were not open in the comparable period of 2006 of $54 million, including employee compensation and benefits costs of $31 million.
- New store pre-opening costs of $17 million, an increase of $7 million over 2006.
- A decrease in comparable store employee compensation and benefits of $1 million resulting from declining sales in comparable stores.
- Depreciation on new stores not open in the comparable period of 2006 of $9 million.

Direct Business Segment:

- An increase of $6 million in marketing costs primarily from Internet marketing and mailing promotions, catalog costs from higher postage and print rates, and the addition of five catalogs not circulated in 2006.
- Increases in employee compensation and benefits of $2 million principally for positions added to support our growth.
- Increases in incidental information system costs of $2 million specifically related to our website.

Financial Services:

- Increases in advertising and promotional costs of $1 million due to increases in new account acquisition costs, increases in Visa charges driven by increases in credit card transactions, and account retention tools.
- Third party data credit card processing services increased by $2 million as the number of credit card accounts and credit card transactions increased.
- Postage cost increases of $1 million from increases in the number of accounts and postage rate increases.
- An increase in employee compensation and benefits of $1 million to support our credit card account growth.

Corporate Overhead, Distribution Centers, and Other:

- An increase in employee compensation and benefits of $9 million from the expansion and improvement of our infrastructure to support our growth.
- Depreciation expense increase of $3 million on information system upgrades implemented in 2006 and 2007.
- An increase in contract labor costs and software expense of $1 million on information system upgrades and expansion.

Operating Income

Operating income increased $7 million, or 5.1%, for 2007. Operating income as a percentage of revenue decreased to 6.4% for 2007 from 7.0% for 2006. Operating income comparisons between 2007 and 2006 are impacted by 1) the addition of new retail stores in 2007 and 2006, 2) sales increases for our Direct business, and 3) the profitability of our Financial Services business segment. The Financial Services segment incurs a marketing fee paid to the Retail and Direct business segments. This marketing fee is included in selling, distribution, and administrative expenses as an expense for the Financial Services segment and as a credit to expense for the Retail and Direct business segments. The marketing fee paid by the Financial Services segment to these two business segments increased $4 million in 2007 compared to 2006 – a $1 million increase to the Direct business segment and a $3 million increase to the Retail segment.

Interest (Expense) Income, Net

Interest expense, net of interest income, increased $3 million to $19 million for 2007 compared to 2006. The net increase in interest expense was primarily due to additional debt incurred for financing our retail store expansion. During 2007, we capitalized interest totaling $4 million on qualifying fixed assets relating primarily to retail store construction compared to $0.4 million during 2006.

Other Non-Operating Income, Net

Other income decreased $3 million to $7 million for 2007 from $10 million in 2006 due to a decrease in interest earned on economic development bonds. Our investment in economic development bonds was lower in 2007 than 2006 because of retirements as we monetized bonds in both years.

Provision for Income Taxes

Our effective tax rate was 36.9% for 2007 compared to 37.5% in 2006. The decrease in our effective tax rate for 2007 was primarily due to less state income taxes in 2007 compared to 2006.

Bank Asset Quality

Overview

We securitize a majority of our credit card loans. On a quarterly basis, we transfer eligible credit card loans into a securitization trust. We are required to own at least a minimum twenty day average of 5% of the interests in the securitization trust. This required amount is our transferor's interest that totaled $143 million at the end of 2008. Accordingly, retained credit card loans have the same characteristics as credit card loans sold to outside investors. Certain accounts are ineligible for securitization for reasons such as: 1) they are delinquent, 2) they originated from sources other than Cabela's CLUB Visa credit cards, or 3) various other requirements. Loans ineligible for securitization totaled $11 million at the end of 2008 compared to $15 million at the end of 2007.

The quality of our managed credit card loan portfolio at any time reflects, among other factors: 1) the creditworthiness of cardholders, 2) general economic conditions, 3) the success of our account management and collection activities, and 4) the life-cycle stage of the portfolio. During periods of economic weakness, delinquencies and net charge-offs are more likely to increase. We have mitigated periods of economic weakness by selecting a customer base that is very creditworthy. The median FICO score of our credit cardholders was 786 at the end of 2008 and at the end of 2007.

We believe that as our credit card accounts mature, they are less likely to result in a charge-off and less likely to be closed. The following table shows our managed credit card loans outstanding at the end of 2008 and 2007 segregated by the number of months passed since the accounts were opened.

Months Since Account Opened	2008 Loans Outstanding	2008 Percentage of Total	2007 Loans Outstanding	2007 Percentage of Total
	(Dollars in Thousands)			
6 months or less	$ 121,603	5.2%	$ 138,021	6.7%
7 – 12 months	151,201	6.5	131,988	6.4
13 – 24 months	330,973	14.1	272,830	13.3
25 – 36 months	278,318	11.9	243,092	11.8
37 – 48 months	239,563	10.2	205,909	10.0
49 – 60 months	200,463	8.5	194,066	9.4
61 – 72 months	188,233	8.0	196,949	9.6
73 – 84 months	190,425	8.1	200,461	9.7
More than 84 months	646,444	27.5	474,918	23.1
Total	$ 2,347,223	100.0%	$ 2,058,234	100.0%

Delinquencies

We consider the entire balance of an account, including any accrued interest and fees, delinquent if the minimum payment is not received by the payment due date. Our aging method is based on the number of completed billing cycles during which a customer has failed to make a required payment. The following chart shows the percentage of our managed credit card loans that were delinquent at year end:

Number of days delinquent	2008	2007	2006
Greater than 30 days	1.68%	0.97%	0.75%
Greater than 60 days	0.97	0.57	0.44
Greater than 90 days	0.47	0.28	0.18

Charge-offs

Charge-offs consist of the uncollectible principal, interest, and fees on a customer's account. Recoveries are the amounts collected on previously charged-off accounts. Most bankcard issuers charge-off accounts at 180 days. Beginning in June 2007, we began charging off credit card loans on a daily basis after an account becomes at a minimum 130 days contractually delinquent to allow us to manage the collection process more efficiently. Accounts relating to cardholder bankruptcies, cardholder deaths, and fraudulent transactions are charged off earlier. Prior to June 2007, we charged-off credit card loans on the 24th day of the month after an account became 115 days contractually delinquent resulting in a 129-day average for charging-off an account. Our charge-off activity for the managed portfolio is summarized below for the years ended:

	2008	2007	2006
	(Dollars in Thousands)		
Charge-offs	$70,944	$42,853	$31,068
Recoveries	9,496	8,955	5,869
Net charge-offs	$61,448	$33,898	$25,199
Net charge-offs as a percentage of average managed credit card loans	2.95%	2.01%	1.86%

For 2008, net charge-offs as a percentage of average managed credit card loans increased to 2.95%, up 94 basis points compared to 2.01% for 2007, principally because of the challenging economic environment. We believe our charge-off levels remain well below industry average and that our increase in net charge-offs in 2008 compared to 2007 was lower than industry averages.

Liquidity and Capital Resources

Overview

We believe that we will have sufficient capital available from cash on hand, our revolving credit facility, and other borrowing sources to fund our foreseeable cash requirements and near-term growth plans. At the end of 2008 and 2007, cash on a consolidated basis totaled $410 million and $131 million, respectively, of which $402 million and $123 million, respectively, related to cash at our Financial Services business segment, which is expected to be utilized by our Financial Services business segment to meet its liquidity requirements. In 2008, our Financial Services business completed two term securitizations totaling $700 million, added two variable funding facilities totaling $500 million, and renewed a $350 million variable funding facility. We expect these additional liquidity sources, as well as the brokered and non-brokered certificates of deposit market, to provide adequate liquidity to this segment for 2009. On February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the trust of our Financial Services business segment. Moody's Investors Service is one of three rating agencies that rate our Financial Services business' term securitizations. We do not believe that this downgrade will have a significant impact on the ability of our Financial Services business to complete other securitization transactions on acceptable terms or to access financing.

Our Retail and Direct business segments and our Financial Services business segment have significantly differing liquidity and capital needs. The primary cash requirements of our merchandising business relate to capital for new retail stores, purchases of inventory, investments in our management information systems and infrastructure, purchases of economic development bonds related to the construction of new retail stores, and general working capital needs. We historically have met these requirements with cash generated from our merchandising business operations, borrowing under revolving credit facilities, issuing debt and equity securities, obtaining economic development grants from state and local governments in connection with developing our retail stores, collecting principal and interest payments on our economic development bonds, and from the retirement of economic development bonds.

Retail and Direct Business Segments – The cash flow we generate from our merchandising business is seasonal, with our peak cash requirements for inventory occurring from April through November. While we have consistently generated overall positive annual cash flow from our operating activities, other sources of liquidity are required by our merchandising business during these peak cash use periods. These sources historically have included short-term borrowings under our revolving credit facility and access to debt markets. While we generally have been able to manage our cash needs during peak periods, if any disruption occurred to our funding sources, or if we underestimated our cash needs, we would be unable to purchase inventory and otherwise conduct our merchandising business to its maximum effectiveness, which could result in reduced revenue and profits.

Our $430 million unsecured revolving credit facility and unsecured senior notes contain certain financial covenants, including the maintenance of minimum debt coverage, a fixed-charge coverage ratio, a cash flow leverage ratio, and a minimum tangible net worth standard. In the event that we failed to comply with these covenants and the failure to comply would go beyond 30 days, a default would trigger and all principal and outstanding interest would immediately be due and payable. At December 27, 2008, we were in compliance with all financial covenants under our credit agreements and unsecured notes. We anticipate that we will continue to be in compliance with all financial covenants under our credit agreements and unsecured notes throughout 2009.

In addition, recent and unprecedented distress in the worldwide credit markets has had an adverse impact on the availability of credit. Although our $430 million unsecured revolving credit facility does not expire until June 2012, continued market deterioration could jeopardize the counterparty obligations of one or more of the banks participating in our facility, which could have an adverse effect on our business if we are not able to replace such credit facility or find other sources of liquidity on acceptable terms. We currently expect all participating banks to provide funding as needed pursuant to the terms of our credit facility.

Financial Services Business Segment (World's Foremost Bank or "WFB") – The primary cash requirements of WFB relate to the financing of credit card loans. These cash requirements will increase if our credit card originations increase or if our cardholders' balances or spending increase. WFB sources operating funds in the ordinary course of business through various financing activities, which includes funding obtained from securitization transactions, borrowing under its credit agreement or federal funds purchase agreements, obtaining brokered and non-brokered certificates of deposit, and generating cash from operations. WFB plans to fund more of its credit card portfolio through certificates of deposit primarily due to the current weakness and higher borrowing costs of the securitization market. We expect WFB's certificates of deposit funding strategy to continue in 2009 until the securitization market returns to a more normalized level.

In addition, our existing credit agreement limits the amount of capital we can contribute to WFB to $25 million in any fiscal year or $75 million in the aggregate. In December 2008, we made a $25 million capital contribution to WFB through a convertible participating preferred stock investment. WFB is prohibited by regulations from lending money to Cabela's or other affiliates. WFB is subject to capital requirements imposed by Nebraska banking law and the Visa membership rules, and its ability to pay dividends is also limited by Nebraska and Federal banking law. With the current disruptions in the credit markets, our Financial Services business, like many other financial institutions, has increased its funding from certificates of deposits. With the increase in other financial institutions relying on the deposits market for liquidity and funding, competition in the deposits market may increase resulting in less funds available or at unattractive rates. Our ability to issue certificates of deposit is reliant on our current regulatory capital levels. If our bank subsidiary were to be classified as an "adequately capitalized" bank, we would be required to obtain a waiver from the FDIC in order to continue to issue certificates of deposits.

While we intend to finance our growth initiatives and operations with existing cash, cash flow from operations, and borrowings under our existing revolving credit facility, we may require additional financing to support our growth initiatives and operations. However, due to the existing uncertainty in the capital and credit markets, our access to capital may not be available on terms acceptable to us or at all. Further, the ability of our Financial Services business to engage in securitization transactions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, which could materially affect our business and cause our Financial Services business to lose an important source of capital. In addition to the non-brokered certificates of deposit market to fund growth and maturing securitizations, we have access to the brokered certificates of deposit market through multiple financial institutions for liquidity and funding purposes.

Furthermore, poor performance of WFB's securitized credit card loans, including increased delinquencies and credit losses, lower payment rates, or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in WFB's securitization transactions, cause early amortization of these securities, or result in higher required credit enhancement levels. On February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the trust of our Financial Services business. Downgrades could negatively impact the ability of our Financial Services business to complete other securitization transactions on acceptable terms or at all and force our Financial Services business to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability. We do not believe that this downgrade will have a significant impact on the ability of our Financial Services business to complete other securitization transactions on acceptable terms or to access financing.

The proposed amendments issued by the Financial Accounting Standards Board to FAS 140 and FASB Interpretation No. 46R, if adopted, could require us to consolidate the assets and liabilities of our bank subsidiary's securitization trusts. This could cause us to breach certain financial covenants in our revolving credit facility and unsecured notes. This could also have a significant effect on our financial condition and ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would be recorded on our consolidated balance sheet and could be subject to regulatory capital requirements. If the proposed amendments are adopted, we may have to contribute capital to WFB, which may require us to raise additional debt or equity capital and/ or divert capital from our Retail and Direct businesses, which in turn could significantly alter our growth initiatives.

Operating, Investing and Financing Activities

The following table presents changes in our cash and cash equivalents for the years ended:

	2008	2007	2006
		(In Thousands)	
Net cash derived from operating activities	$ 154,968	$ 31,828	$ 54,957
Net cash used in investing activities	(98,211)	(331,493)	(144,696)
Net cash provided by financing activities	222,165	257,944	175,719

2008 versus 2007

Operating Activities – Cash derived from operating activities increased $123 million for 2008 compared to 2007. Inventory balances decreased $91 million at the end of 2008 over 2007, resulting in a net improvement in cash due to a net change in cash flows of $210 million between years in inventory. We focused on inventory reduction in 2008 compared to 2007 in which we opened eight new stores. Cash derived from operating activities also included a $63 million net increase between years related to WFB's proceeds from securitization transactions, net of originations of credit card loans. For 2008, WFB received cash on a net basis for credit card originations (net of cash received from collections, proceeds from new securitizations, and changes in retained interests) of $21 million compared to $42 million of net cash used in 2007. In addition, land held for sale or development increased $12 million compared to 2007 as we increased our holdings in land investment. Partially offsetting these improvements in cash was a decrease in accounts payable and accrued expenses of $94 million between years, mostly due to the reduction in inventory in 2008 compared to 2007, as the accounts payable and accrued expenses balances decreased $108 million at the end of 2008 compared to 2007. The net change in the liability for gift instruments and credit card reward points was a decrease of $39 million over 2007 from increased sales of gift cards in the prior year compared to 2008. In addition, the net change in current and deferred income taxes payable was a decrease of $33 million in 2008 compared to 2007 due to nearly $56 million paid in 2008 for federal and state income taxes.

Investing Activities – Cash used in investing activities decreased $233 million for 2008 compared to 2007. This net decrease was primarily due to less expenditures related to the development and construction of the new retail stores in 2008 compared to 2007. For 2008, cash paid for property and equipment additions totaled $91 million compared to $336 million for 2007. We opened our Scarborough, Maine, store in May 2008, and our Rapid City,

South Dakota, store in August 2008, compared to eight retail stores opened in 2007. A retail store in Billings, Montana, is currently scheduled to open in the second quarter of 2009. At December 27, 2008, we estimate remaining total capital expenditures, including the purchase of any economic development bonds, to approximate $93 million relating to the development, construction, and completion of retail stores. We expect to fund these estimated capital expenditures with funds from operations. Economic development bonds totaling $3 million related to our Mitchell, South Dakota, retail store were retired in 2008 and bonds totaling $45 million were retired in 2007. We purchased $19 million of economic development bonds in 2008 compared to $36 million in 2007, and used $9 million in the September 2007 acquisition of S.I.R. Warehouse Sports in Winnipeg, Manitoba.

The following table highlights the growth of our retail stores, and the activity of economic development bonds related to the construction of these stores and related projects, for the years ended:

	2008	2007
	(Dollars In Thousands)	
Property and equipment additions	$ 91,164	$ 335,644
Purchases of economic development bonds	18,525	36,223
Acquisition of outdoor equipment retailer, net of cash acquired	-	9,277
Total	$ 109,689	$ 381,144
Proceeds from retirements and maturities of economic development bonds	$ 3,405	$ 45,427
Number of new retail stores opened or acquired during the year	2	9
Number of retail stores at the end of the year	29	27

Financing Activities – Cash provided by financing activities decreased $36 million for 2008 compared to 2007. This net decrease between years from financing activities was due to a net change in WFB's short-term borrowings of $200 million primarily from the repayment of a variable funding facility credit agreement and a net decrease of $87 million in borrowings primarily on lines of credit for working capital and inventory financing. In addition, long-term debt decreased $26 million comparing years due to prepayment of debt at the end of 2008. Partially offsetting these decreases was an increase of $326 million in time deposits at the end of 2008 compared to 2007, which WFB utilized to help fund its credit card operations, resulting in a net change in cash flows of $267 million between years.

The following table highlights the borrowing activity of our merchandising business and bank operations for the years ended:

	2008	2007
	(In Thousands)	
Borrowings on (repayment of) lines of credit and short-term debt, net	$ (37,575)	$ 49,691
Borrowing on (repayment of) variable funding facility – WFB	(100,000)	100,000
Issuances of long-term debt, net of repayments	8,326	33,792
Total	$ (129,249)	$ 183,483

The following table summarizes our availability under debt and credit facilities, excluding the facilities of WFB, at the end of years:

	2008	2007
	(In Thousands)	
Amounts available for borrowing under credit facilities (1)	$ 445,000	$ 340,000
Principal amounts outstanding	(26,465)	(58,023)
Outstanding letters of credit and standby letters of credit	(16,117)	(59,596)
Remaining borrowing capacity	$ 402,418	$ 222,381

(1) Effective April 2, 2008, we increased our revolving credit facility by $105 million to $430 million, resulting in a total amount available for borrowing of $445 million, including the credit facility for our Canada operations.

In addition, WFB has total borrowing availability of $110 million under its transferor's interest credit agreement ($25 million) and agreements to borrow federal funds ($85 million). WFB entered into a credit agreement in 2007 for a $100 million variable funding facility secured by a participation interest in the bank's transferor's interest of the Cabela's Master Credit Card Trust. In May 2008, this credit facility was modified to a $25 million commitment and was extended to May 28, 2009. These funds were used to fund continued growth of WFB's credit card portfolio. At the end of December 2008, the full $110 million of borrowing capacity was available to WFB.

In 2008, we issued $57 million of 7.20% unsecured senior notes to institutional buyers. Scheduled principal repayments of $8 million are payable beginning January 16, 2012, and annually thereafter until their maturity at January 16, 2018. Interest is payable semi-annually. We used the proceeds to pay down existing debt and for general corporate purposes. In 2007, we issued $60 million aggregate principal amount of 6.08% unsecured senior notes. We used the proceeds from this offering for new retail store expansion, including property and equipment additions, purchase of economic development bonds, and general corporate purposes.

Our $430 million credit agreement requires that Cabela's comply with certain financial and other customary covenants, including 1) a fixed charge coverage ratio (as defined) of no less than 1.50 to 1.00 as of the last day of any quarter; 2) a cash flow leverage ratio (as defined) of no more than 3.00 to 1.00 as of the last day of any quarter; and 3) a minimum tangible net worth standard (as defined). In addition, certain of the long-term debt agreements contain various covenants and restrictions such as the maintenance of minimum debt coverage, net worth, and financial ratios. The significant financial ratios and net worth requirements in the long-term debt agreements are 1) a limitation of funded debt to be less than 60% of consolidated total capitalization; 2) cash flow fixed charge coverage ratio, as defined, of no less than 2.00 to 1.00 as of the last day of any quarter; and 3) a minimum consolidated adjusted net worth (as defined). Also, the debt agreements contain cross default provisions to other outstanding credit facilities. In the event that we failed to comply with these covenants and the failure to comply would go beyond 30 days, a default would trigger and all principal and outstanding interest would immediately be due and payable. At December 27, 2008, we were in compliance with all financial covenants under our credit agreements and unsecured notes. We anticipate that we will continue to be in compliance with all financial covenants under our credit agreements and unsecured notes throughout 2009.

2007 versus 2006

Operating Activities – Cash derived from operating activities decreased $23 million for 2007 compared to 2006. This net decrease in cash was primarily due to a net change of $31 million in inventories, as inventory balances increased $124 million over 2006 due to more new store openings in 2007. The inventory increase was funded by accounts payable, which had a net increase of $42 million compared to 2006. The net increase in accounts payable was impacted by a $40 million decrease compared to 2006 due to a decrease in the payable to the third party processor for WFB's credit card transactions. In addition, land held for sale or development was up $11 million over 2006 as we increased our holdings in land investment. These uses of cash from operating activities were partially offset by an $18 million net increase between years related to WFB's funding from securitization transactions.

For 2007, WFB used cash for credit card originations (net of cash received from collections, proceeds from new securitizations, and changes in retained interests) of $53 million compared to $71 million in 2006. We received $17 million in tenant allowances during 2007, which accounts for most of the net increase of $19 million in other long-term liabilities; and the liability for gift certificates and credit card reward points increased $17 million over 2006 from increased sales of gift cards. In addition, depreciation and amortization increased $14 million offsetting cash used in operating activities.

Investing Activities – Cash used in investing activities increased $187 million for 2007 compared to 2006. This net increase was primarily due to expenditures related to the development and construction of new retail stores in 2007. For 2007, cash paid for property and equipment additions totaled $336 million. Economic development bonds totaling $1 million relating to our Lehi, Utah, retail store were redeemed in 2007. In addition, economic development bonds totaling $43 million and $53 million relating to our Wheeling, West Virginia, retail store and distribution center were retired during 2007 and 2006, respectively.

Financing Activities – Cash provided by financing activities increased $82 million for 2007 compared to 2006. This net increase from financing activities comparing periods was due to a net increase of $66 million in time deposits, with WFB increasing its short-term borrowings to $100 million to fund its credit card operations, and a net increase of $35 million in borrowings primarily on lines of credit related to new stores which opened in 2007. In addition, unpresented checks net of bank balance increased $33 million due to timing of when checks cleared our bank. Partially offsetting these increases was a net decrease of $152 million in long-term debt ($215 million borrowed in 2006) used to support our retail store expansion.

Grants and Economic Development Bonds

In the past, we have negotiated economic development arrangements relating to the construction of a number of our new retail stores, including free land, monetary grants, and the recapture of incremental sales, property, or other taxes through economic development bonds, with many local and state governments. We design our retail stores to provide exciting tourist and entertainment shopping experiences for the entire family. Our retail stores also employ many people from the local community, draw customer traffic from a broad geographic range, and serve as a catalyst for the opening of additional retail businesses such as restaurants, hotels, and gas stations in the surrounding areas. We believe these factors increase the revenue for the state and the local municipality where the retail store is located, making us a compelling partner for community development and expansion. Where appropriate, we intend to continue to utilize economic development arrangements with state and local governments to offset some of the construction costs and improve the return on investment of our new retail stores.

Grants – We generally have received grant funding in exchange for commitments made by us to the state or local government providing the funding. The commitments, such as assurance of agreed employment and wage levels at our retail stores or that the retail store will remain open, typically phase out over approximately five to ten years. If we fail to maintain the commitments during the applicable period, the funds we received may have to be repaid or other adverse consequences may arise, which could affect our cash flows and profitability. As of December 27, 2008, the total amount of grant funding subject to a specific contractual remedy was $11 million.

Economic Development Bonds – Through economic development bonds, the state or local government sells bonds to provide funding for land acquisition, readying the site, building infrastructure and related eligible expenses associated with the construction and equipping of our retail stores. In the past, we have primarily been the sole purchaser of these bonds. The bond proceeds that are received by the governmental entity are then used to fund the construction and equipping of new retail stores and related infrastructure development. While purchasing these bonds involves an initial cash outlay by us in connection with a new store, some or all of these costs can be recaptured through the repayments of the bonds. The payments of principal and interest on the bonds are typically tied to sales, property, or lodging taxes generated from the store and, in some cases, from businesses in the surrounding area, over periods which range between 20 and 30 years. In addition, some of the bonds that we have purchased may be repurchased for par value by the governmental entity prior to the maturity date of the bonds. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds.

After purchasing the bonds, we typically record them on our consolidated balance sheet classified as "available for sale" and value them based upon management's projections of the amount of tax revenue expected to be generated to support principal and interest payments on the bonds. Because of the unique features of each project, there is no independent market data for valuation of these types of bonds. If sufficient tax revenue is not generated by the subject properties, we will not receive scheduled payments and will be unable to realize the full value of the bonds carried on our consolidated balance sheet. As of December 27, 2008, $113 million of economic development bonds were recorded on our consolidated balance sheet.

The negotiation of these economic development arrangements has been important to our retail store expansion in the past, and these arrangements may be an important factor in our retail store expansion strategy in certain locations because they allow us to avoid or recapture a portion of the costs involved with opening a new store.

Securitization of Credit Card Loans

WFB historically has funded most of its growth in credit card loans through an asset securitization program. Asset securitization is a practice commonly used by credit card issuers to fund credit card loans at attractive rates. WFB enters into asset securitization transactions, which involve the two-tier sale of a pool of credit card loans from WFB to a wholly owned special purpose entity, and from that wholly owned special purpose entity to a second special purpose entity that is organized as a trust. The trust is administered by an independent trustee. Because the trust qualifies as a "qualified special purpose entity" within the meaning of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("FAS 140"), its assets and liabilities are not consolidated in our balance sheet in accordance with FAS 140.

The trust issues to outside investors various forms of notes each of which has an undivided interest in the assets of the trust. The trust pays to the holders of the notes a portion of future scheduled cash flows under preset terms and conditions, the receipt of which is dependent upon cash flows generated by the underlying performance of the assets of the trust.

WFB retains a "transferor's interest" in the securitized loans, which ranks equal with the investor certificates and notes; an "interest-only strip," which represent the right to receive excess cash available after repayment of all amounts to the investors; servicing rights; cash reserve accounts and cash accounts in some cases as added protection for investors, and asset-backed securities in three of the securitizations. Neither the investors nor the trust have recourse against WFB beyond the assets of the trust, other than for breaches of certain customary representations, warranties, and covenants and minimum account balance levels which must be maintained to support our retained interests. These representations, warranties, covenants, and the related indemnities do not protect the trust or the outside investors against credit-related losses on the loans.

WFB records its interest-only strips as an asset at fair value, which is an amount equal to the estimated present value of cash flows to be received by WFB over the expected outstanding period of the loans. These cash flows essentially represent finance charges and late fees in excess of the amounts paid to note holders, credit losses, and servicing and administration fees. WFB uses certain valuation assumptions related to the average lives of the loans sold and anticipated credit losses, as well as a discount rate commensurate with the risks involved, in determining the estimated present value of the interest-only strips. Changes in the average life of the loans sold, discount rate, and credit-loss percentage could adversely impact the actual value of the interest-only strips. Accordingly, actual results could differ materially from the estimates, and changes in circumstances could result in significant future changes to the assumptions currently being used.

Gains on securitization transactions, fair value adjustments, and earnings on our securitizations are included in consolidated revenue in the consolidated statement of income. The cash accounts, asset-backed securities, the interest-only strips, and cash reserve accounts are included on our consolidated balance sheet as "retained interests in securitized loans." All of WFB's securitization transactions are currently accounted for as sale transactions. As a result, the loans relating to those pools of assets are not reflected on our consolidated balance sheet, other than WFB's transferor's interest, cash reserve accounts, asset-backed securities and interest-only strips.

A credit card loan represents a financial asset. Unlike a mortgage or other closed-end loan account, the terms of a credit card account permit a customer to borrow additional amounts and to repay each month an amount the customer chooses, subject to a monthly minimum payment requirement. The credit card account remains open after repayment of the balance and the customer may continue to use it to borrow additional amounts. WFB reserves the right to change the credit card account terms, including interest rates and fees, in accordance with the terms of the credit card agreement and applicable law. The credit card account is, therefore, separate and distinct from the loan. In a credit card securitization, the credit card account relationships are not sold to the securitization entity. WFB retains ownership of the credit card account relationship, including the right to change the terms of the credit card account.

WFB sells our credit card loans in the ordinary course of business through a commercial paper conduit program and longer-term fixed and floating rate securitization transactions. In a conduit securitization, credit card loans of WFB are converted into securities and sold to commercial paper issuers, which pool the securities with those of other issuers. The amount securitized in a conduit structure is allowed to fluctuate within the terms of the facility, which may provide greater flexibility for liquidity needs.

The total amounts and maturities for the credit card securitizations of WFB as of December 27, 2008, were as follows:

Series	Type	Initial Amount (Dollars in Thousands)	Interest Rate	Expected Final Maturity
Series 2004-I	Term	$ 75,000	Fixed	March 2009
Series 2004-II	Term	175,000	Floating	March 2009
Series 2005-I	Term	140,000	Fixed	October 2010
Series 2005-I	Term	110,000	Floating	October 2010
Series 2006-III	Term	250,000	Fixed	October 2011
Series 2006-III	Term	250,000	Floating	October 2011
Series 2008-I	Term	461,500	Fixed (1)	December 2010
Series 2008-I	Term	38,500	Floating	December 2010
Series 2008-IV	Term	122,500	Fixed	September 2011
Series 2008-IV	Term	77,500	Floating	September 2011
Total term		1,700,000		
Series 2006-I	Variable Funding	376,355	Floating	October 2009
Series 2008-II	Variable Funding	320,856	Floating	June 2009
Series 2008-III	Variable Funding	213,904	Floating	July 2009
Total variable		911,115		
Total available		$ 2,611,115		

(1) The trust entered into an interest rate swap agreement to convert the floating rate notes with a notional amount of $229.85 million into a fixed rate obligation.

We have been, and will continue to be, particularly reliant on funding from securitization transactions for WFB. A failure to renew existing facilities or to add additional capacity on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow the business of WFB. Unfavorable conditions in the asset-backed securities markets generally, including the unavailability of commercial bank liquidity support or credit enhancements, could have a similar effect. During 2008, WFB completed two term securitizations totaling $700 million, added two variable funding facilities totaling $500 million, and renewed a $350 million variable funding facility. We expect these additional liquidity sources and the certificates of deposit market to provide adequate liquidity to WFB for 2009.

Furthermore, poor performance of WFB's securitized credit card loans, including increased delinquencies and credit losses, lower payment rates, or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in WFB's securitization transactions, cause early amortization of these securities, or result in higher required credit enhancement levels. On February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by WFB's securitization trust. Downgrades could negatively impact WFB's ability to complete other securitization transactions on acceptable terms or at all and force WFB to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability. We do not believe that this downgrade will have a significant impact on the ability of our Financial Services business to complete other securitization transactions on acceptable terms or to access financing.

Certificates of Deposit

WFB utilizes brokered and non-brokered certificates of deposit to partially finance its operating activities. WFB issues certificates of deposit in a minimum amount of one hundred thousand dollars in various maturities. As of December 27, 2008, WFB had $486 million of certificates of deposit outstanding with maturities ranging from January 2009 to April 2016 and with a weighted average effective annual fixed rate of 4.64%. This outstanding balance compares to $161 million at December 29, 2007, with a weighted average effective annual fixed rate of 5.01%.

Impact of Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three years. We cannot assure, however, that our operating results will not be adversely affected by inflation in the future.

Contractual Obligations and Other Commercial Commitments

The following tables provide summary information concerning our future contractual obligations at the end of 2008.

	2009	2010	2011	2012	2013	Thereafter	Total
				(In Thousands)			
Long-term debt (1)	$ 588	$ 7,087	$ 663	$ 28,842	$ 8,889	$ 320,297	$ 366,366
Interest payments (2)	20,805	20,778	20,750	20,426	19,807	52,313	154,879
Capital lease obligations	1,075	1,000	1,000	1,000	1,000	22,500	27,575
Operating leases	5,616	5,090	4,604	4,167	4,167	83,902	107,546
Time deposits by maturity	178,817	82,357	115,230	34,912	74,683	200	486,199
Obligations under new store and expansion arrangements (3)	14,159	81,969	680	1,701	735	4,578	103,822
Purchase obligations (4)	427,969	14,974	9,047	6,257	4,988	-	463,235
Deferred compensation	2,759	2,433	-	-	-	-	5,192
Unrecognized tax benefits	-	-	-	-	-	3,076	3,076
Total	$ 651,788	$ 215,688	$ 151,974	$ 97,305	$ 114,269	$ 486,866	$ 1,717,890

(1) Includes $20 million owed under our $430 million credit agreement, and $6 million owed under our $15 million credit agreement for operations in Canada. Excludes amounts owed under capital lease obligations.

(2) These amounts do not include estimated interest payments due under our revolving credit facilities because the amount that will be borrowed under these facilities in future years is uncertain.

(3) At December 27, 2008, obligations for new store and expansion arrangements include approximately $93 million of estimated contractual obligations and commitments associated with 1) the completion of our 2008 store expansion obligations, 2) projected retail store-related expansion, and 3) certain obligations under economic development bonds. The table does not include any amounts for contractual obligations and commitments associated with retail store locations where we are in the process of certain negotiations.

(4) Our purchase obligations relate primarily to purchases of inventory, shipping, and other goods and services in the ordinary course of business under binding purchase orders or contracts. The amount of purchase obligations shown is based on assumptions regarding the legal enforceability against us of purchase orders or contracts we had outstanding at the end of 2008. Under different assumptions regarding our rights to cancel our purchase orders, or different assumptions regarding the enforceability of the purchase orders under applicable laws, the amount of purchase obligations shown in the preceding table would be less.

The following tables provide summary information concerning other commercial commitments at the end of 2008.

	2009 (In Thousands)
Letters of credit (1)	$ 8,848
Standby letters of credit (1)	7,269
Revolving line of credit for boat and ATV inventory (2)	5,162
Open account document instructions	35,622
Bank – federal funds (3)	-
Total	$ 56,901

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(1) Our credit agreement allows for maximum borrowings of $430 million including lender letters of credit and standby letters of credit. At December 27, 2008, the total amount of borrowings under this revolving line of credit, including lender letters of credit and standby letters of credit, was $36 million. Our credit agreement for operations in Canada is for $15 million, with $6 million available for borrowing at December 27, 2008.

(2) The line of credit for boat and ATV financing is limited by the aforementioned $430 million revolving line of credit to $50 million of secured collateral.

(3) The maximum amount that can be borrowed on the federal funds agreements is $85 million.

Off-Balance Sheet Arrangements

Operating Leases – We lease various items of office equipment and buildings. Rent expense for these operating leases is recorded in selling, distribution, and administrative expenses in the consolidated statements of income. Future obligations are shown in the preceding contractual obligations table.

Credit Card Limits – WFB bears off-balance sheet risk in the normal course of its business. One form of this risk is through WFB's commitment to extend credit to cardholders up to the maximum amount of their credit limits. The aggregate of such potential funding requirements totaled $13 billion above existing balances as of December 27, 2008. These funding obligations are not included on our consolidated balance sheet. While WFB has not experienced, and does not anticipate that it will experience, a significant draw down of unfunded credit lines by its cardholders, such an event would create a cash need at WFB which likely could not be met by our available cash and funding sources. WFB has the right to reduce or cancel these available lines of credit at any time.

Securitizations – All of WFB's securitization transactions have been accounted for as sales transactions and the credit card loans relating to those pools of assets are not reflected in our consolidated balance sheet.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. Management has discussed the development, selection, and disclosure of critical accounting policies and estimates with the Audit Committee of Cabela's Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from our estimates and assumptions. Our estimation processes contain uncertainties because they require management to make assumptions and apply judgment to make these estimates. Should actual results be different than our estimates, we could be exposed to gains or losses from differences that are material.

For a summary of our significant accounting policies, please refer to Note 1 of our consolidated financial statements. We believe the accounting policies discussed below represent accounting policies we apply that are the most critical to understanding our consolidated financial statements.

Merchandise Revenue Recognition

Revenue is recognized on our Internet and catalog sales when merchandise is delivered to customers at the point of delivery, with the point of delivery based on our estimate of shipping time from our distribution centers to the customer. We recognize reserves for estimated product returns based upon our historical return experience and expectations. Had our estimate of merchandise in-transit to customers and our estimate of product returns been different by 10% at the end of 2008, our operating income would have been higher or lower by approximately $2 million. Sales of gift instruments are recorded in merchandise revenue when the gift instruments are redeemed in exchange for merchandise and as a liability prior to redemption. We recognize breakage on gift instruments as revenue when the probability of redemption is remote. Historically, the Company recognized breakage seven years after the issuance of a gift certificate or gift card. In the fourth quarter of 2008, we began recognizing breakage income on gift instruments four years after issuance as a result of changes in historical trends in the types of gift instruments issued and the related redemption rates. The impact of the change in estimate in the fourth quarter of 2008 was an increase in revenue and operating income of approximately $9 million. Had our estimate of breakage on our recorded liability for gift instruments been different by 10% of the recorded liability at the end of 2008, our operating income would have been higher or lower by approximately $11 million.

Inventories

We estimate provisions for inventory shrinkage, damaged goods returned values, and obsolete and slow-moving items based on historical loss and product performance statistics and future merchandising objectives. While we do not believe there is a reasonable likelihood there will be a material change in the future impacting these estimates, actual losses can be higher or lower based on future merchandising decisions and retail economic trends. Had our estimated inventory reserves been different by 10% at the end of 2008, our cost of sales would have been higher or lower by approximately $1 million.

Catalog Costs

Deferred catalog costs consist of incremental internal and third-party direct costs incurred in the development, production, and circulation of our direct mail catalogs, composed principally of creative design, prepress/production, paper, printing, postal, and mailing costs. Deferred catalog costs are amortized over their expected period of future benefit or twelve months, whichever is shorter, based upon sales forecasts developed using historical sales for similar catalog offerings. Deferred catalog expenses are evaluated for recoverability at each reporting period by comparing the carrying amount associated with each catalog to actual sales data and to projected future cash flows. Had our amortization estimate of deferred catalog costs been different by 10% for 2008, our catalog costs expense would have been higher or lower by approximately $2 million.

Economic Development Bonds

We recognize economic development bond investments based on estimates of the discounted future cash payments to be received under these bonds. These estimates are also the basis for our recognition of deferred grant revenue to be received under the economic development grants as an offset to construction costs which is amortized over the asset lives of the development. These cash flow estimates are dependent on property and/or sales tax collections derived from our operations, and potentially other businesses, some of which may be in the development stage. Had our fair value estimates been lower by 10% as of the end of 2008, the value of economic development bonds reflected in our consolidated financial statements would have been approximately $11 million less with the unrealized loss reflected in comprehensive income (loss) if the loss was deemed to be temporary. Any declines in the fair value of held-to-maturity and available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Asset Securitization

WFB securitizes the majority of its credit card loans, and recognizes gains or losses on the sales, as well as records certain retained interests, including transferor's interest, interest only strips, cash reserve accounts, cash accounts, and asset-backed securities, which are all subject to significant valuation assumptions. The interests in securitized receivables, including the transferor's interest, interest only strips, cash reserve accounts, cash accounts and asset-backed securities, are reported at fair value or cost in the consolidated balance sheets. Certain estimates used in the determinations of gains on sales, and the related fair values of the asset accounts, are influenced by factors outside of our control, and as a result, such estimates could materially change in the near term. On a quarterly basis, we review and adjust, as appropriate, the assumptions and estimates used in determining the fair value of the related accounts recognized in connection with these securitization transactions. If these assumptions change, or actual results differ from projected results, asset balances and securitization income would be affected. If we had made different assumptions for the periods covered by the consolidated financial statements, WFB's financial position and results of operations could have differed materially.

Certain of these assumptions and estimates will change in the future with changes in market and economic conditions. For example, rates paid to investors, as well as projected interest income, are primarily variable rates which change with market interest rate changes, and loan payment rates could fluctuate based on general economic conditions. Changes in these factors may result in future estimates of the excess spread and payment rates being materially different from the estimates used in 2008. Refer to Note 4 for the sensitivity analysis of the current fair value of retained interests and the impact on fair value from an immediate adverse change of 10% and 20% in the key economic assumptions used to determine fair value.

Recent Accounting Standards and Pronouncements

As of December 30, 2007, FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115* became effective for the Company. This statement permits entities to choose to measure many financial instruments and certain other items at fair value on an instrument by instrument basis with changes in fair value reported in earnings. The Company has elected not to adopt the fair value option under FAS No. 159 on any financial instruments or other items held.

Effective December 30, 2007, we adopted the provisions of FAS No. 157, *Fair Value Measurements.* This statement defines fair value, establishes a hierarchal disclosure framework for measuring fair value, and requires expanded disclosures about fair value measurements. The provisions of FAS 157 apply to all financial instruments that are being measured and reported on a fair value basis. In addition, in February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The partial adoption of FAS 157 did not have any impact on our financial position or results of operations. We do not believe that the adoption of FAS 157, as it relates to nonfinancial assets and liabilities, will have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations*, which replaces FAS No. 141. FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. This statement applies prospectively to all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FAS 141R will be applicable to us beginning in fiscal year 2009.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, including interim periods. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. The objective of this FSP is to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under FAS 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall not be evaluated under FAS 140. FSP FAS 140-3 is effective for fiscal years beginning after November 15, 2008. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. This statement changes the existing disclosure requirements in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. FAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Since the provisions of this statement are disclosure related, we do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

On September 15, 2008, the FASB issued two exposure drafts proposing amendments to FAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* and FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities*. Currently, the transfers of our bank subsidiary's credit card receivables in securitization transactions qualify for sale accounting treatment. The trusts used in our bank subsidiary's securitizations are not consolidated with us for financial reporting purposes because the trusts are qualifying special purpose entities. Because the transfers qualify as sales and the trusts are not subject to consolidation, the assets and liabilities of the trusts are not reported on our consolidated balance sheet under generally accepted accounting principles. Under the proposed amendments, the concept of a QSPE would be eliminated and would modify the consolidation model for variable interest entities and require continual reassessment of consolidation conclusions. As proposed, these amendments would be effective for us at the beginning of our 2010 fiscal year. The proposed amendments, if adopted, could require us to consolidate the assets and liabilities of our bank subsidiary's securitization trusts. This could cause us to breach certain financial covenants in our credit agreements and unsecured notes. This could have a significant effect on our financial condition and ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would be recorded on our consolidated balance sheet and may be subject to regulatory capital requirements. Additionally, if WFB does not meet the requirements for the well-capitalized category under the regulatory framework for prompt corrective action, the ability to obtain certificates of deposit could be affected.

On December 11, 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*. As a result of the new FSP issuers must provide additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable interest entity ("VIE") or qualifying special purpose entity. The Staff Position is effective for the first interim period or fiscal year ending after December 15, 2008, and each interim and annual period thereafter until the effective date of the amendments to FAS 140 and Interpretation 46R, which are still being deliberated. The new requirements include disclosure objectives as well as required specified disclosures. The specified disclosures focus both on continuing involvement with transferred financial assets, including involvement related to securitizations or asset-backed financing arrangements, and on a company's involvement with VIEs. The Company has included the required disclosures in Note 4 of our consolidated financial statements. The adoption of FSP FAS 140-4 did not have any impact on our financial position or results of operations.

On January 12, 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20.* The FSP eliminates the requirement that a holder's best estimate of cash flows be based upon those "that a market participant" would use. Instead, the FSP requires that an other-than-temporary impairment be recognized through earnings when it is probable that there has been an adverse change in the holder's estimated cash flows from the cash flows previously projected. The Staff Position is effective for the first interim period or fiscal year ending after December 15, 2008, and each interim and annual period thereafter. Retroactive application to a prior interim period is not permitted. The adoption of FSP EITF 99-20-1 did not have any impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk through our bank's operations and, to a lesser extent, through our merchandising operations. We also are exposed to foreign currency risk through our merchandising operations.

Financial Services Interest Rate Risk

Interest rate risk refers to changes in earnings or the net present value of assets and off-balance sheet positions, less liabilities (termed "economic value of equity") due to interest rate changes. To the extent that interest income collected on managed credit card loans and interest expense do not respond equally to changes in interest rates, or that rates do not change uniformly, securitization earnings and economic value of equity could be affected. Our net interest income on managed credit card loans is affected primarily by changes in short term interest rate indices such as LIBOR. At the end of 2008, the variable rate credit card loans were indexed to the prime rate. To mitigate our interest rate risk, beginning January 2009, the variable rate credit loans were indexed to one month LIBOR and the credit card portfolio was segmented into risk-based pricing tiers each with a different interest margin. Securitization notes are indexed to LIBOR-based rates of interest and are periodically repriced. Certificates of deposit are priced at the current prevailing market rate at the time of issuance. We manage and mitigate our interest rate sensitivity through several techniques, but primarily by indexing the customer rates to the same index as our cost of funds. Additional techniques we use include managing the maturity, repricing, and distribution of assets and liabilities by issuing fixed rate securitization notes and entering into interest rate swaps.

The table below shows the mix of our credit card account balances at the years ended:

	2008	2007	2006
As a percentage of total balances outstanding:			
Balances carrying interest rate based upon the the national prime lending rate	66.1%	61.1%	60.2%
Balances carrying an interest rate of 9.99%	1.9	3.1	3.3
Balances carrying an interest rate of 0.00%	1.3	0.3	0.1
Balances not carrying interest because their previous month's balance was paid in full	30.7	35.5	36.4
	100.0%	100.0%	100.0%

Charges on the credit cards issued by our Financial Services segment were priced at a margin over the defined national prime lending rate, subject to certain interest rate floors. No interest is charged if the account is paid in full within 20 days of the billing cycle, which represent 30.7% of total balances outstanding. Credit card balances with a zero percentage interest rate have increased over prior years due to an increase in promotional merchandise offers. Some of the zero percentage promotion expenses are passed through to the merchandise vendors for each specific promotion offered.

Management has performed several interest rate risk analyses to measure the effects of the timing of the repricing of our interest sensitive assets and liabilities. Based on these analyses, we believe that an immediate 200 basis point, or 2.0%, increase in market rates for which our assets and liabilities are indexed would cause a pre-tax decrease to income of $5 million for our Financial Services segment over the next twelve months, which could have a material effect on our operating results.

Merchandising Business Interest Rate Risk

The interest payable on our line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt increased 1.0%, our interest expense and results from operations and cash flows would not be materially affected.

Foreign Currency Risk

We purchase a significant amount of inventory from vendors outside of the United States in transactions that are primarily U. S. dollar transactions. A small percentage of our international purchase transactions are in currencies other than the U. S. dollar. Any currency risks related to these transactions are immaterial to us. A decline in the relative value of the U. S. dollar to other foreign currencies could, however, lead to increased merchandise costs. For our retail store in Canada, we intend to fund all transactions in Canadian dollars, and we will utilize our unsecured revolving credit agreement of $15 million to fund such operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cabela's Incorporated and Subsidiaries
Sidney, Nebraska

We have audited the accompanying consolidated balance sheets of Cabela's Incorporated and Subsidiaries (the "Company") as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cabela's Incorporated and Subsidiaries as of December 27, 2008 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 27, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 24, 2009

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands Except Earnings Per Share)

	Fiscal Years		
	2008	2007	2006
Revenue:			
Merchandise sales	$ 2,380,655	$ 2,173,995	$ 1,908,801
Financial services revenue	158,971	159,335	137,423
Other revenue	13,095	16,269	17,300
Total revenue	2,552,721	2,349,599	2,063,524
Cost of revenue:			
Merchandise costs	1,539,157	1,376,691	1,199,851
Cost of other revenue	1,057	1,695	4,548
Total cost of revenue (exclusive of depreciation and amortization)	1,540,214	1,378,386	1,204,399
Selling, distribution, and administrative expenses	871,468	820,121	715,380
Operating income	141,039	151,092	143,745
Interest expense, net	(29,658)	(18,778)	(16,126)
Other non-operating income, net	6,854	6,913	9,637
Income before provision for income taxes	118,235	139,227	137,256
Provision for income taxes	41,831	51,348	51,471
Net income	$ 76,404	$ 87,879	$ 85,785
Basic net income per share	$ 1.15	$ 1.34	$ 1.32
Diluted net income per share	$ 1.14	$ 1.31	$ 1.29
Basic weighted average shares outstanding	66,384,004	65,744,077	65,221,339
Diluted weighted average shares outstanding	67,158,583	67,275,531	66,643,856

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands Except Par Values)

ASSETS	December 27, 2008	December 29, 2007
CURRENT		
Cash and cash equivalents	$ 410,104	$ 131,182
Accounts receivable, net of allowance for doubtful accounts of $556 and $1,851	45,788	46,857
Credit card loans, net of allowances of $1,507 and $1,197	167,226	191,893
Inventories	517,657	608,159
Prepaid expenses and other current assets	133,439	116,297
Total current assets	1,274,214	1,094,388
Property and equipment, net	881,080	904,052
Land held for sale or development	39,318	34,802
Retained interests in securitized loans	61,605	51,777
Economic development bonds	112,585	98,035
Other assets	27,264	29,776
Total assets	$ 2,396,066	$ 2,212,830
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT		
Accounts payable, including unpresented checks of $28,217 and $11,340	$ 189,766	$ 281,391
Gift certificates, and credit card and loyalty rewards programs	184,834	184,257
Accrued expenses	123,296	139,510
Time deposits	178,817	49,219
Short-term borrowings of financial services subsidiary	-	100,000
Current maturities of long-term debt	695	26,785
Income taxes payable	11,689	34,341
Deferred income taxes	11,707	15,601
Total current liabilities	700,804	831,104
Long-term debt, less current maturities	379,336	376,600
Long-term time deposits	307,382	111,372
Deferred income taxes	38,707	31,113
Other long-term liabilities	56,132	34,082
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; Authorized – 10,000,000 shares; Issued – none	-	-
Common stock, $0.01 par value:		
Class A Voting, Authorized – 245,000,000 shares; Issued – 66,833,984 and 65,888,384 shares	668	659
Class B Non-voting, Authorized – 245,000,000 shares; Issued – none	-	-
Additional paid-in capital	271,958	257,351
Retained earnings	647,676	571,272
Accumulated other comprehensive loss	(6,597)	(723)
Total stockholders' equity	913,705	828,559
Total liabilities and stockholders' equity	$ 2,396,066	$ 2,212,830

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Fiscal Years		
	2008	**2007**	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 76,404	$ 87,879	$ 85,785
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	64,673	59,863	45,559
Stock based compensation	6,535	4,944	3,615
Deferred income taxes	6,928	(1,077)	24,030
Other, net	(3,250)	(167)	1,188
Change in operating assets and liabilities, net of business acquisition:			
Accounts receivable	2,633	(8,425)	(11,506)
Originations of credit card loans held for sale	(271,730)	(378,186)	(325,382)
Proceeds from securitizations of credit card loans	292,687	336,000	267,000
Retained interests in securitized loans	(14,578)	(11,244)	(12,818)
Inventories	90,502	(119,051)	(87,779)
Prepaid expenses and other current assets	(12,517)	(10,964)	(14,974)
Land held for sale or development	1,474	(10,379)	602
Accounts payable and accrued expenses	(83,857)	9,756	73,936
Gift certificates, and credit card and loyalty rewards programs	576	39,789	23,090
Other long-term liabilities	22,050	15,926	(3,269)
Income taxes payable	(23,562)	17,164	(14,120)
Net cash derived from operating activities	154,968	31,828	54,957
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment additions	(91,164)	(335,644)	(179,238)
Proceeds from dispositions of property and equipment	27	3,931	-
Purchases of economic development bonds	(18,525)	(36,223)	(23,397)
Proceeds from retirements and maturities of economic development bonds	3,405	45,427	54,065
Purchases of short-term investments	-	-	(131,225)
Proceeds from sales or maturities of short-term investments	2,946	-	131,225
Change in credit card loans receivable, net	2,450	1,228	(5,308)
Acquisition, net of cash acquired	-	(9,277)	-
Other investing changes, net	2,650	(935)	9,182
Net cash used in investing activities	(98,211)	(331,493)	(144,696)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in unpresented checks net of bank balance	16,877	11,340	(21,652)
Change in time deposits, net	325,608	58,395	(7,292)
Changes in short-term borrowings of financial services subsidiary	(100,000)	93,509	6,491
Borrowings on revolving credit facilities and inventory financing	778,135	510,939	391,589
Repayments on revolving credit facilities and inventory financing	(815,710)	(454,757)	(383,203)
Issuances of long-term debt	61,200	60,800	215,000
Payments on long-term debt	(52,874)	(27,008)	(29,093)
Exercise of employee stock options and employee stock puchase plan issuances	7,719	3,978	3,832
Other financing changes, net	1,210	748	47
Net cash provided by financing activities	222,165	257,944	175,719
Net change in cash and cash equivalents	278,922	(41,721)	85,980
Cash and cash equivalents, at beginning of year	131,182	172,903	86,923
Cash and cash equivalents, at end of year	$ 410,104	$ 131,182	$ 172,903

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in Thousands)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, beginning of 2006	64,764,454	$ 648	$ 239,868	$ 399,363	$ (26)	$ 639,853
Comprehensive income:						
Net income	-	-	-	85,785	-	85,785
Unrealized gain on economic development bonds, net of taxes of $187	-	-	-	-	311	311
Derivative adjustment, net of taxes of $19	-	-	-	-	30	30
Total comprehensive income						86,126
Stock based compensation	-	-	3,462	-	-	3,462
Employee stock purchase plan issuances	101,336	1	1,643	-	-	1,644
Exercise of employee stock options	497,946	5	2,183	-	-	2,188
Tax benefit on employee stock option exercises	-	-	585	-	-	585
BALANCE, end of 2006	65,363,736	654	247,741	485,148	315	733,858
Cumulative effect adjustment to adopt FIN 48	-	-	-	(1,755)	-	(1,755)
Comprehensive income:						
Net income	-	-	-	87,879	-	87,879
Unrealized loss on economic development bonds, net of taxes of $659	-	-	-	-	(1,098)	(1,098)
Derivative adjustment, net of taxes of $32	-	-	-	-	53	53
Foreign currency translation adjustment	-	-	-	-	7	7
Total comprehensive income						86,841
Stock based compensation	-	-	4,465	-	-	4,465
Exercise of employee stock options	524,648	5	3,973	-	-	3,978
Tax benefit on employee stock option exercises	-	-	1,172	-	-	1,172
BALANCE, end of 2007	65,888,384	659	257,351	571,272	(723)	828,559
Net income	-	-	-	76,404	-	76,404
Unrealized loss on economic development bonds, net of taxes of $3,200	-	-	-	-	(5,425)	(5,425)
Derivative adjustment, net of taxes of $24	-	-	-	-	(43)	(43)
Foreign currency translation adjustment	-	-	-	-	(406)	(406)
Total comprehensive income						70,530
Stock based compensation	-	-	6,058	-	-	6,058
Employee stock purchase plan issuances	64,668	-	513	-	-	513
Issuance of restricted stock	111,324	1	-	-	-	1
Exercise of employee stock options	769,608	8	7,198	-	-	7,206
Tax benefit on employee stock option exercises	-	-	838	-	-	838
BALANCE, end of 2008	66,833,984	$ 668	$ 271,958	$ 647,676	$ (6,597)	$ 913,705

Refer to notes to consolidated financial statements.

(Dollars in Thousands Except Share and Per Share Amounts)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Cabela's Incorporated is a retailer of hunting, fishing, and outdoor gear, offering products through retail stores, the Internet, and regular and special catalog mailings. Cabela's operates 29 retail stores, 26 located in 20 states and one located in Winnipeg, Manitoba. World's Foremost Bank ("WFB" or "bank"), a wholly-owned subsidiary of Cabela's, is a limited purpose bank formed under the Competitive Equality Banking Act of 1987. The lending activities of WFB are limited to credit card lending and its deposit issuance is limited to time deposits of at least one hundred thousand dollars.

Principles of Consolidation – The consolidated financial statements include the accounts of Cabela's Incorporated and its wholly-owned subsidiaries ("Cabela's," "Company," "we," "our," or "us"). All material intercompany accounts and transactions have been eliminated in consolidation.

Reporting Year – Our fiscal year ends on the Saturday nearest to December 31. Unless otherwise stated, the fiscal years referred to in the notes to these consolidated financial statements are the 52 weeks ended December 27, 2008 ("2008" or "year ended 2008"), the 52 weeks ended December 29, 2007 ("2007" or "year ended 2007"), and the 52 weeks ended December 30, 2006 ("2006" or "year ended 2006"). WFB follows a calendar fiscal period and, accordingly, fiscal years end on December 31st.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized for retail store sales at the time of the sale in the store and for Direct sales when the merchandise is delivered to the customer. We recognize a reserve for estimated product returns based on our historical returns experience. Shipping fees charged to customers are included in net revenue and shipping costs are included in cost of revenue.

Revenue from the sale of gift certificates, gift cards, and e-certificates is recognized in revenue when the gift instruments are redeemed for merchandise or services. We record gift instrument breakage as revenue when the probability of redemption is remote. Historically, the Company recognized breakage seven years after the issuance of a gift certificate or gift card. In the fourth quarter of 2008, we began recognizing breakage on gift instruments four years after issuance as a result of changes in trends in the types of gift instruments issued and the related redemption rates. The impact of the change in estimate in the fourth quarter of 2008 was an increase in revenue and operating income of $8,702. Total gift instrument breakage was $10,152, $1,458, and $1,402 for 2008, 2007, and 2006, respectively. Our gift instrument liability at the end of 2008 and 2007 was $106,159 and $113,302, respectively.

WFB recognizes gains on sales of credit card loans as these loans are securitized and sold. Interchange income is earned when a charge is made to a customer's account.

Credit Card Interest and Fees – Financial Services revenue includes credit card interest and fees relating to late payments, over limit, returned check, payment assurance, and cash advance transactions. These fees are assessed according to the terms of the related cardholder agreements and recognized as revenue when charged to the cardholders' accounts. Interest and fees are accrued in accordance with the terms of the applicable cardholder agreements on credit card loans until the date of charge-off. Charge-offs for credit card loans are recorded when accounts are, at a minimum, 130 days contractually delinquent. Accounts relating to cardholder bankruptcies, cardholder deaths, and fraudulent transactions are charged off earlier. Prior to June 2007, our policy was to charge-off accounts on the 24th day of the month after an account became 115 days contractually past due, except in the case of cardholder bankruptcies, cardholder deaths, and fraudulent transactions, which were charged off earlier. Interest income is accrued on accounts that carry a balance from the statement date through the end of the month.

(Dollars in Thousands Except Share and Per Share Amounts)

Cost of Revenue and Selling, Distribution, and Administrative Expenses – Our cost of revenue primarily consists of merchandise acquisition costs, including freight-in costs, as well as shipping costs. Our selling, distribution, and administrative expenses consist of the costs associated with selling, marketing, warehousing, retail store replenishment, and other operating expense activities. All depreciation and amortization expense is associated with selling, distribution, and administrative activities, and accordingly, is included in this same category on the consolidated statement of operations.

Cash and Cash Equivalents – Cash equivalents include credit card and debit card receivables from other banks, which settle within one to four business days. Receivables from other banks totaled $9,889 and $9,711 at the end of 2008 and 2007, respectively. Unpresented checks, net of available cash bank balances, are classified as current liabilities. Cash and cash equivalents of WFB were $402,058 and $123,163 at the end of 2008 and 2007, respectively. Due to regulatory restrictions on our bank, we are restricted from using cash held by WFB for non-banking operations.

Securitization of Credit Card Loans – WFB sells the majority of its credit card loans to a securitization trust and recognizes related gains or losses as a component of securitization income in Financial Services revenue. WFB must retain a minimum 20 day average of 5% of the interests in the securitization trust, which is known as a "transferor interest" in the securitized loans, and ranks equal with the investor notes. Credit card loans classified as held for sale, which includes the WFB's transferor's interest in securitized credit card loans, are carried at the lower of cost or market. Net unrealized losses, if any, are recognized in income through a valuation allowance. Although WFB continues to service the underlying credit card accounts and maintains the customer relationships, these securitization transactions are treated as sales and the securitized loans are not included in our consolidated balance sheet. Gains or losses are recognized at the time of sale, and depend in part on the carrying amount assigned to the credit card loans sold, which is allocated between the assets sold and retained interest based on their relative fair values at the date of transfer. WFB recognized gains on sales totaling $15,657, $22,740, and $17,410 for 2008, 2007, and 2006, respectively.

WFB retains certain interests in securitized loans, including a transferor's interest, servicing rights, interest-only strips, cash reserve accounts, and in some cases cash accounts. WFB classifies the interest-only strips and cash reserve accounts as retained interests in asset securitizations. A servicing asset or liability is not recognized as WFB receives adequate compensation relative to current market servicing rates.

In addition, WFB owns asset-backed securities from some of its securitizations, which are subordinated to other notes issued. The asset-backed securities are classified as trading securities. Asset-backed trading securities fluctuate daily based on the short-term operational needs of WFB. Advances and pay downs on the trading securities are at par value. Therefore, the par value of the asset-backed trading securities approximates fair value.

WFB retains rights to future cash flows derived from finance charge collections, certain fee collections, allocated interchange, and recoveries on charged-off accounts net of collection costs, arising after investors have received the return for which they are entitled; reimbursement for charged-off accounts; and after certain administrative costs, such as servicing fees of operating the trust. This portion of the retained interests is known as interest-only strips and is subordinate to investor's interests. For interest-only strips and cash reserve accounts, WFB estimates related fair values based on the present value of future expected cash flows using assumptions for credit losses, payment rates, and discount rates commensurate with the risks involved, but does not include interchange income since interchange income is earned only when a charge is made to a customer's account. The value of the interest-only strips and cash reserve accounts are subject to credit, payment rate, and interest rate risks on the loans sold. For cash accounts, WFB estimates related fair values based on the present value of future expected cash flows using discount rates commensurate with the risks involved. Fair value changes in the interest-only strips and cash reserve accounts are recorded in securitization income included in Financial Services revenue. Actual results could differ materially from the estimates, and changes in circumstances could result in significant future changes to the assumptions currently being used.

(Dollars in Thousands Except Share and Per Share Amounts)

Inventories – Inventories are stated at the lower of cost or market. All inventories are finished goods. The reserve for inventory shrinkage, estimated based on cycle counts and physical inventories, was $9,825 and $6,875 at the end of 2008 and 2007, respectively. The reserves for returns of damaged goods, obsolescence, and slow-moving items, estimated based upon historical experience, inventory aging, and specific identification, were $6,626 and $6,805 at the end of 2008 and 2007, respectively.

Vendor Allowances – Vendor allowances include price allowances, volume rebates, store opening costs reimbursements, marketing participation, and advertising reimbursements received from vendors under vendor contracts. Vendor merchandise allowances are recognized as a reduction of the costs of merchandise as sold. Vendor reimbursements of costs are recorded as a reduction to expense in the period the related cost is incurred based on actual costs incurred. Any cost reimbursements exceeding expenses incurred are recognized as a reduction of the cost of merchandise sold. Volume allowances may be estimated based on historical purchases and estimates of projected purchases.

Deferred Catalog Costs and Advertising – Advertising production costs are expensed as the advertising occurs except for catalog costs which are amortized over the expected period of benefit estimated at 3 to 12 months after mailing. Unamortized catalog costs totaled $31,015 and $32,569 at the end of 2008 and 2007, respectively. Advertising expense, including catalog costs amortization, and website marketing paid search fees, was $212,379, $207,373, and $191,533 for 2008, 2007, and 2006, respectively. Advertising vendor reimbursements netted in advertising expense above totaled $1,834, $7,058, and $4,546 for 2008, 2007, and 2006, respectively.

Store Pre-opening Expenses – Non-capital costs associated with the opening of new stores are expensed as incurred.

Leases – We lease certain retail locations, distribution centers, office space, equipment and land. Assets held under capital lease are included in property and equipment. Operating lease rentals are expensed on a straight-line basis over the life of the lease. At the inception of a lease, we determine the lease term by assuming the exercise of those renewal options that are reasonably assured because of the significant economic penalty that exists for not exercising those options. The exercise of lease renewal options is at our sole discretion. The expected lease term is used to determine whether a lease is capital or operating and is used to calculate straight-line rent expense. Additionally, the depreciable life of buildings and leasehold improvements is limited by the expected lease term.

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, including assets held under capital leases, on a straight-line basis. Leasehold improvements are amortized over the lease term or, if shorter, the useful lives of the improvements. Assets held under capital lease agreements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The costs of major improvements that extend the useful life of an asset are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Capitalized interest on projects during the construction period totaled $2,472, $4,069, and $355, for 2008, 2007, and 2006, respectively. Costs related to internally developed software are capitalized and amortized on a straight-line basis over their estimated useful lives.

Intangible Assets – Intangible assets are recorded in other assets and include non-compete agreements and goodwill. At the end of 2008 and 2007, intangible assets totaled $5,902 and $8,123, net of accumulated amortization of $2,132 and $4,509, respectively. During the fourth quarter of 2008, we completed our annual impairment analyses of goodwill and other intangible assets and recognized an impairment of $1,070, which is recorded in selling, distribution, and administrative expenses in our Direct segment where projected discounted cash flows were less than the fair value of the reporting unit.

(Dollars in Thousands Except Share and Per Share Amounts)

Intangible assets, excluding goodwill, are amortized over three to five years. Amortization expense for these intangible assets for the next five years is estimated to approximate $725 (2009), $715 (2010), $644 (2011), $459 (2012), and $139 (2013).

On September 27, 2007, we purchased the net assets, and assumed certain liabilities, of an outdoors specialty retailer located in Winnipeg, Manitoba, totaling $11,162. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill of $3,505. We recorded goodwill related to this acquisition based on expected future economic benefits as this acquisition will serve as our platform for expansion into Canada. Results of operations for this acquisition for the last three months of 2007 and for fiscal year 2008 are included in our consolidated income statement.

Restructuring and Impairment Charges – After completing a review of our organizational structure, in October 2008 we announced a reduction in workforce of approximately 10% at our company headquarters. Severance and related benefits under this workforce reduction totaled $1,670, which was recorded in selling, distribution, and administrative expenses.

During the fourth quarter of 2008, we evaluated the recoverability of our available for sale economic development bonds being actively marketed and recorded an other-than-temporary impairment. We also evaluated the recoverability of our property and equipment. The impairment charges associated with these assets totaled $2,269 and were recorded in selling, distribution, and administrative expenses in the fourth quarter of 2008. We also incurred prepayment penalties totaling $775 in the fourth quarter of 2008. In addition, included in restructuring and impairment charges was the impairment of goodwill and other intangibles described earlier totaling $1,070, for total restructuring and impairment charges of $5,784.

Land Held for Sale or Development – Proceeds from the sale of land from development activities are recognized in other revenue and the corresponding costs of land sold are recognized in other costs of revenue.

Government Economic Assistance – When we construct a new retail store or retail development, we may receive economic assistance from local governments to fund a portion or all of our associated capital costs. This assistance typically comes in the form of cash and/or land grants and has been typically funded by the local government through proceeds from the sale of economic development bonds. We have historically purchased the majority of the bonds associated with our developments. Cash grants are made available to fund land, retail store construction, and/or development infrastructure costs. Economic development bonds are typically repaid through sales and/or property taxes generated by the retail store and/or within a designated development area. Cash and land grants are recognized as deferred grant income as a reduction to the costs, or recognized fair value in the case of land grants, of the associated property and equipment. Deferred grant income is amortized to earnings, as a reduction of depreciation expense, over the average estimated useful life of the associated assets.

Deferred grant income estimates, and their associated present value, are updated quarterly. These estimates are determined when estimation of the fair value of associated economic development bonds are performed if there are related bond investments. When it is determined that recorded amounts will not be recovered through projected discounted cash flows, an adjustment is made to reduce deferred grant income, and accumulated amortization on the deferred grant at that point in time is reversed as an increase to depreciation expense. We may agree to guarantee deficiencies in tax collections which fund the repayment of economic development bonds. We guaranteed an economic development bond totaling $3,695 at the end of 2007 and did not guarantee any economic development bonds at the end of 2008.

(Dollars in Thousands Except Share and Per Share Amounts)

Land grants typically include land associated with the retail store and may include other land for sale and further development. Land grants are recognized at the fair value of the land on date of grant. Deferred grant income on land grants is recognized as a reduction to depreciation expense over the estimated life of the related assets of the developments. In 2008 and 2007, we received land under land grants with a fair value of $5,015 and $19,000, respectively.

Certain grants contain covenants we are required to comply with regarding minimum employment levels, maintaining retail stores in certain locations, and maintaining office facilities in certain locations. For these grants we recognize grant revenue as the milestones associated with the grant are met. For 2008 and 2007, we were in compliance with all material requirements under these grants.

Economic Development Bonds – Economic development bonds ("bonds") issued by state and local municipalities that management has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Other bonds are classified as available-for-sale and valued at their fair value. Fair values of bonds are estimated using discounted cash flow projections based on available market interest rates and management estimates including the estimated amounts and timing of expected future tax payments to be received by the municipalities under development zones. These fair values do not reflect any premium or discount that could result from offering these bonds for sale or through early redemption, or any related income tax impact. Declines in the fair value of held-to-maturity and available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings.

Credit Card and Loyalty Rewards Programs – Cabela's CLUB Visa cardholders receive Cabela's points based on the dollar amounts of transactions through WFB issued credit cards which may be redeemed for Cabela's products and services. Points may also be awarded for special promotions for the acquisition and retention of accounts. The dollar amount of related points are accrued as earned by the cardholder and recorded as a reduction in Financial Services revenue. In addition to the WFB issued credit cards, customers receive points for purchases at Cabela's from various loyalty programs. The dollar amount of unredeemed credit card points and loyalty points was $106,159 and $70,955 at the end of 2008 and 2007, respectively. The total cost incurred for all credit card rewards and loyalty programs was $118,269, $109,619, and $90,096 for 2008, 2007 and 2006, respectively.

Income Taxes – The Company files consolidated federal and state income tax returns with its wholly-owned subsidiaries. The consolidated group follows a policy of requiring each entity to provide for income taxes in an amount equal to the income taxes that would have been incurred if each were filing separately. We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities. We establish valuation allowances if we believe it is more likely than not that some or all of our deferred tax assets will not be realized.

Stock-Based Compensation – We adopted the provisions of FAS No. 123 (revised 2004), *Share-Based Payment ("FAS 123R"),* on January 1, 2006, using the modified prospective transition method. Prior to January 1, 2006, we accounted for stock-based payments under the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Effective January 1, 2006, we also adopted FASB Staff Interpretation FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards*, relating to transitional guidance on determining and reporting excess tax benefits from stock options exercised.

Under FAS 123R, we recognize compensation expense as follows. For equity awards issued after January 1, 2006, compensation expense is estimated based on grant date fair value on a straight-line basis over the requisite service period. For awards granted prior to, but not yet vested as of January 1, 2006, we estimated compensation expense based on the grant date fair value estimated under the provisions of APB Opinion No. 25. Costs associated with all awards are included in compensation expense as a component of selling, distribution, and administrative expenses.

(Dollars in Thousands Except Share and Per Share Amounts)

Financial Instruments and Credit Risk Concentrations – Financial instruments which may subject us to concentrations of credit risk are primarily cash, cash investments, and accounts receivable. We invest primarily in money market accounts or tax-free municipal bonds, with short-term maturities, limiting the amount of credit exposure to any one entity. Concentrations of credit risk on accounts receivable are limited due to the nature of our receivables.

Fair Value of Financial Instruments – The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, gift certificates (including credit card loyalty rewards programs), accrued expenses, short-term borrowings, and income taxes payable included in the consolidated balance sheets approximate fair value given the short-term nature of these financial instruments. The estimated fair values of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using current borrowing rates for similar debt instruments of comparable maturity. Time deposits are pooled in homogeneous groups, and the future cash flows of those groups are discounted using current market rates offered for similar products for purposes of estimating fair value. The estimated fair value of credit card loans is based on the present value of future expected cash flows using assumptions for credit losses, payment rates, and discount rates commensurate with the risks involved. The estimated fair value of credit card loans was $168,429 and $191,893 at the end of 2008 and 2007, respectively.

Derivatives – We use derivatives for the purpose of hedging our exposure to changes in interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the consolidated balance sheets within current assets or current liabilities. For derivatives designated as a hedge and used to hedge an anticipated transaction, changes in the fair value of the derivatives are deferred in the consolidated balance sheets within accumulated other comprehensive income (loss) to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in earnings. Amounts deferred within accumulated other comprehensive income (loss) are recognized in the consolidated income statements in the same period during which the hedged transaction affects earnings. For derivatives that do not qualify for hedge accounting, changes in fair values are recognized immediately in earnings.

Comprehensive Income (Loss) – Comprehensive income (loss) consists of net income, derivative adjustments, unrealized gains and losses on available-for-sale economic development bonds, and foreign currency translation adjustments, net of related income taxes.

Currency Translation – Assets and liabilities of our Canadian operations are translated into U. S. dollars at currency exchange rates in effect at the end of a reporting period. Gains and losses from translation into U. S. dollars are included in accumulated other comprehensive income (loss) in our consolidated balance sheets. Revenues and expenses are translated at average monthly currency exchange rates.

Earnings Per Share – Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the sum of the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued.

2. CHANGE IN ACCOUNTING PRINCIPLES

At the beginning of fiscal 2007, December 31, 2006, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The recognition threshold requires that we determine whether it is more likely than not that a tax position will be sustained upon examination, and then the position is

(Dollars in Thousands Except Share and Per Share Amounts)

measured at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed on our tax returns that do not meet these recognition and measurement standards.

As a result of adopting FIN 48, we recognized additional liabilities for unrecognized tax benefits of $8,569. Of this amount, $966 after-tax was recorded as a one-time decrease to our beginning retained earnings. The remaining amount was previously accrued under FAS 5, *Accounting for Contingencies*, or FAS 109, *Accounting for Income Taxes*. In addition, we recorded $1,196 before-tax, or $789 after-tax, of accrued interest on the estimated unrecognized tax benefits as a one-time decrease to our beginning retained earnings. The cumulative effect of adopting FIN 48 totaled $1,755 as a decrease to our beginning retained earnings.

3. ACCOUNTING PRONOUNCEMENTS

As of December 30, 2007, FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115* became effective for the Company. This statement permits entities to choose to measure many financial instruments and certain other items at fair value on an instrument by instrument basis with changes in fair value reported in earnings. The Company has elected not to adopt the fair value option under FAS No. 159 on any financial instruments or other items held.

Effective December 30, 2007, we adopted the provisions of FAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a hierarchal disclosure framework for measuring fair value, and requires expanded disclosures about fair value measurements. The provisions of FAS 157 apply to all financial instruments that are being measured and reported on a fair value basis. In addition, in February 2008, the FASB issued FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The partial adoption of FAS 157 did not have any impact on our financial position or results of operations. We do not believe that the adoption of FAS 157, as it relates to nonfinancial assets and liabilities, will have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations*, which replaces FAS No. 141. FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. This statement applies prospectively to all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FAS 141R will be applicable to us beginning in fiscal year 2009.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, including interim periods. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

In February 2008, the FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. The objective of this FSP is to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under FAS 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall not be evaluated under FAS 140. FSP FAS 140-3 is effective for fiscal years beginning after November 15, 2008. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

(Dollars in Thousands Except Share and Per Share Amounts)

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.* This statement changes the existing disclosure requirements in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* FAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Since the provisions of this statement are disclosure related, we do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

On September 15, 2008, the FASB issued two exposure drafts proposing amendments to FAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* and FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities.* Currently, the transfers of our bank subsidiary's credit card receivables in securitization transactions qualify for sale accounting treatment. The trusts used in our bank subsidiary's securitizations are not consolidated with us for financial reporting purposes because the trusts are qualifying special purpose entities. Because the transfers qualify as sales and the trusts are not subject to consolidation, the assets and liabilities of the trusts are not reported on our consolidated balance sheet under generally accepted accounting principles. Under the proposed amendments, the concept of a QSPE would be eliminated and would modify the consolidation model for variable interest entities and require continual reassessment of consolidation conclusions. As proposed, these amendments would be effective for us at the beginning of our 2010 fiscal year. The proposed amendments, if adopted, could require us to consolidate the assets and liabilities of our bank subsidiary's securitization trusts. This could cause us to breach certain financial covenants in our credit agreements and unsecured notes. This could have a significant effect on our financial condition and ability to meet the regulatory capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would be recorded on our consolidated balance sheet and may be subject to regulatory capital requirements. Additionally, if WFB does not meet the requirements for the well-capitalized category under the regulatory framework for prompt corrective action, the ability to obtain certificates of deposit could be affected.

On December 11, 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.* As a result of the new FSP issuers must provide additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. The Staff Position is effective for the first interim period or fiscal year ending after December 15, 2008, and each interim and annual period thereafter until the effective date of the amendments to FAS 140 and Interpretation 46R, which are still being deliberated. The new requirements include disclosure objectives as well as required specified disclosures. The specified disclosures focus both on continuing involvement with transferred financial assets, including involvement related to securitizations or asset-backed financing arrangements, and on a company's involvement with VIEs. The Company has included the required disclosures below in Note 4. The adoption of FSP FAS 140-4 did not have any impact on our financial position or results of operations.

On January 12, 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20.* The FSP eliminates the requirement that a holder's best estimate of cash flows be based upon those "that a market participant" would use. Instead, the FSP requires that an other-than-temporary impairment be recognized through earnings when it is probable that there has been an adverse change in the holder's estimated cash flows from the cash flows previously projected. The Staff Position is effective for the first interim period or fiscal year ending after December 15, 2008, and each interim and annual period thereafter. Retroactive application to a prior interim period is not permitted. The adoption of FSP EITF 99-20-1 did not have any impact on our financial position or results of operations.

(Dollars in Thousands Except Share and Per Share Amounts)

4. CREDIT CARD LOANS AND SECURITIZATION

WFB has established the Cabela's Master Credit Card Trust for the purpose of routinely selling and securitizing credit card loans and issuing beneficial interest to investors. The trust issues variable funding facilities and long-term notes each of which has an undivided interest in the assets of the trust. Variable rate notes are priced at a benchmark rate plus a spread. Fixed rate notes are priced on a swap rate plus a spread. At the end of 2008, the trust had six term series outstanding totaling $1,700,000 and three variable funding facilities with $911,115 in available capacity and $474,272 outstanding. WFB maintains responsibility for servicing the securitized loans and receives a servicing fee based on the average outstanding loans in the trust. Servicing fees are paid monthly and reflected in other non-interest income in Financial Services revenue. The trust is not a subsidiary of WFB or Cabela's and is therefore excluded from the consolidated financial statements in accordance with GAAP. These securitizations qualify as sales under GAAP and accordingly are not treated as debt on the consolidated financial statements. The credit card loans receivable equal to the investor interest is removed from the consolidated financial statements.

As contractually required, WFB establishes certain cash accounts, to be used as collateral for the benefit of investors. As of 2008 and 2007, the balances in the cash accounts with the trustee were $8,000 and $12,750, respectively. In addition, WFB owns asset-backed securities from some of its securitizations, which are subordinated to other notes issued.

WFB's retained interests in credit card asset securitizations include a transferor's interest, asset-backed securities, accrued interest receivable on securitized credit card receivables, cash accounts, servicing rights, the interest-only strip, cash reserve accounts, and other retained interests. The transferor's interest is represented by security certificates and is reported in credit card loans held for sale. WFB's transferor's interest ranks *pari passu* with investors' interests in the securitization trusts. The remaining retained interests are subordinate to certain investors' interests, and as such, may not be realized by WFB if needed to absorb deficiencies in cash flows that are allocated to the investors of the trusts.

WFB's retained interest and related receivables are comprised of the following:

	2008	2007
Investments in asset-backed securities - trading securities	$ 31,584	$ 12,650
Interest-only strip, cash reserve accounts, and cash accounts	30,021	39,127
Transferor's Interest	143,411	166,700
Other assets - accrued interest receivable, and amounts due from trust	32,379	25,222
Total	$ 237,395	$ 243,699

WFB's retained interests are subject to credit, payment and interest rate risks on the transferred credit card receivables. To protect investors, the securitization structures include certain features that could result in earlier-than-expected repayment of the securities, which could cause WFB to sustain a loss of one or more of its retained interests and could prompt the need for WFB to seek alternative sources of funding. The primary investor protection feature relates to the availability and adequacy of cash flows in the securitized pool of receivables to meet contractual requirements, the insufficiency of which triggers early repayment of the securities. WFB refers to this as the "early amortization" feature. Investors are allocated cash flows derived from activities related to the accounts comprising the securitized pool of receivables, the amounts of which reflect finance charges collected, certain fee assessments collected, allocations of interchange, and recoveries on charged off accounts. From these cash flows, investors are reimbursed for charge-offs occurring within the securitized pool of receivables and receive a contractual rate of return and WFB is paid a servicing fee as servicer. Any cash flows remaining in excess of these requirements are paid to WFB and recorded as excess spread, included in securitization income. An excess spread of less than 0% for a contractually specified period, generally a three-month average, would trigger an early amortization event. Once

(Dollars in Thousands Except Share and Per Share Amounts)

the excess spread falls below 0%, the receivables that would have been subsequently purchased by the trust from WFB will instead continue to be recognized on the consolidated balance sheet since the cash flows generated in the trust would be used to repay principal to investors. Such an event could result in WFB incurring losses related to its retained interests, including amounts due from trust, investments in asset backed securities, interest-only strip receivables, cash reserve account, and accrued interest receivable. The investors have no recourse to WFB's other assets for failure of debtors to pay other than for breaches of certain customary representations, warranties and covenants. These representations, warranties, covenants, and the related indemnities, do not protect the trust or the outside investors against credit-related losses on the loans.

Another feature, which is applicable to the notes issued from Cabela's Master Credit Card Trust ("CMCCT"), is one in which excess cash flows generated by the transferred loan receivables are held at the trust for the benefit of the investors, rather than paid to WFB. This reserve account funding is triggered when CMCCT's three month average excess spread rate decreases to below between 4.50% and 5.50% with increasing funding requirements as excess spread levels decline below preset levels to 0%. Similar to economic early amortization, this feature also is designed to protect the investors' interests from loss.

Credit card loans performed within establish guidelines and no other events occurred during 2008, 2007, and 2006.

In 2003, in connection with the Series 2003-1 securitization, the securitization trust entered into a $300,000 notional swap agreement in order to manage interest rate exposure. The Series 2003-1 swap effectively converted the interest rate on the investor notes from a floating rate based on a spread over a benchmark to a fixed rate of 3.699%. The Series 2003-1 securitization matured in 2008. In 2008, the securitization trust entered into a $229,900 notional swap agreement in connection with the Series 2008-I securitization in order to manage interest rate exposure. The exposure is related to changes in cash flows from funding credit card loans, which include a high percentage of accounts that do not incur monthly finance charges based on floating rate obligations. The Series 2008-I swap effectively converts the interest rate on the investor notes from a floating rate based on a spread over a benchmark to a fixed rate of 4.32%. Since the trust is not consolidated with WFB, the fair value of the swap is not reflected on the WFB's financial statements. Cabela's entered into a swap with similar terms with the counterparty whereby the notional amount is zero unless the notional amount of WFB's swap falls below a required amount, which effectively makes Cabela's a guarantor of the swap. The bank pays Cabela's a fee for the credit enhancement provided by this swap.

(Dollars in Thousands Except Share and Per Share Amounts)

The table below presents quantitative information about delinquencies, net charge-offs and components of managed credit card loans, including securitized loans:

	2008	2007
Credit card loans held for sale (including transferor's interest of $143,411 and $166,700)	$ 157,301	$ 178,258
Credit card loans receivable, net of allowances of $1,507 and $1,197	9,925	13,635
Total	$ 167,226	$ 191,893
Composition of credit card loans at year end:		
Loans serviced	$ 2,347,223	$ 2,058,235
Loans securitized and sold to outside investors	(2,142,688)	(1,850,000)
Securitized loans with securities owned by WFB which are classified as asset-backed securities in retained interests on securitized loans	(31,584)	(12,650)
	172,951	195,585
Less adjustments to market value and allowance for loan losses	(5,725)	(3,692)
Total (including transferor's interest of $143,411 and $166,700)	$ 167,226	$ 191,893
Transferor's interest restricted for repayment of secured borrowing at year end	$ -	$ 133,333
Delinquent loans including finance charges and fees at year end:		
Managed credit card loans:		
30-89 days	28,712	14,319
90 days or more and still accruing	11,145	5,835
Securitized credit card loans including transferor's interest:		
30-89 days	28,148	13,850
90 days or more and still accruing	10,761	5,628
Total net charge-offs including finance charges and fees for the year ended:		
Managed credit card loans	61,448	33,898
Securitized credit card loans including transferor's interest	60,033	32,557
Annual average credit card loans including finance charges and fees:		
Managed credit card loans	2,085,481	1,690,543
Securitized credit card loans including transferor's interest	2,051,295	1,656,078
Total net charge-offs as a percentage of annual average loans:		
Managed credit card loans	2.95%	2.01%
Securitized credit card loans including transferor's interest	2.93%	1.97%

(Dollars in Thousands Except Share and Per Share Amounts)

Cash Flows from Securitizations:

The following table summarizes the cash flows received from the securitization trust during the years ended:

	2008	2007	2006
Proceeds from new securitizations, net	$ 292,687	$ 336,000	$ 267,000
Collections used by the trust to purchase new balances in revolving credit card securitizations	8,929,868	8,040,206	6,727,177
Servicing fees received	36,315	30,077	24,352
Other cash flows received by the transferor other than servicing fees	187,590	188,633	157,259

Key Assumptions:

The following are the key economic assumptions used to estimate the fair value of the retained interests resulting from the securitization of credit card loans for the years ended:

	2008	2007
Weighted average payment rates	26.93 to 29.78%	29.88 to 33.16%
Weighted average life in years	0.708 to 0.750	0.542 to 0.708
Weighted average expected credit losses	3.28 to 6.06%	2.57 to 3.06%
Servicing fee	2.00%	1.25 to 2.00%
Discount rate	10.00 to 16.60%	10.12 to 16.60%
Weighted average interest rate paid to investors	4.11 to 5.35%	5.47 to 5.64%

Sensitivity Analysis:

The key economic assumptions used and the sensitivity of the current fair value of retained interests of $61,605 at December 27, 2008, to immediate 10% and 20% adverse changes in those assumptions are as follows:

		Impact on Fair Value of an Adverse Change of	
	Assumption	10%	20%
Weighted average payment rates	26.93%	$ (1,117)	$ (2,114)
Weighted average expected credit losses	6.06	(3,183)	(6,518)
Discount rate	14.25 to 15.25	(268)	(538)
Weighted average interest paid to investors	4.11	(203)	(406)

(Dollars in Thousands Except Share and Per Share Amounts)

The sensitivity analysis is hypothetical and is as of a specific point in time. As a result, these scenarios should be used with caution. As the table indicates, changes in fair value based on 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair values of the retained interests are calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that WFB may take to mitigate the impact of any adverse changes in the key assumptions.

Credit card loans are originated with variable rates of interest that adjust with changing market interest rates. Thus, the carrying value of the credit card loans, less the allowance for loan losses, approximates fair value. WFB estimates related fair value of the transferor's interest, less valuation allowance based on the present value of future expected cash flows, using assumptions for credit losses, payment rates, and discount rates commensurate with the risks involved. This valuation does not include the value that relates to estimated cash flows generated from new loans over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card loans does not represent the underlying value of the established cardholder relationship. At the end of 2008 and 2007, the carrying amounts of credit card loans were $167,226 and $191,893, respectively, with estimated fair values of $168,429 and $191,893, respectively.

On February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the trust of our Financial Services business. Downgrades could negatively impact the ability of our Financial Services business to complete other securitization transactions on acceptable terms or at all and force our Financial Services business to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability.

5. PROPERTY AND EQUIPMENT

Property and equipment included the following at the years ended:

	Depreciable Life in Years	2008	2007
Land and improvements	Up to 20	$ 158,742	$ 172,582
Buildings and improvements	7 to 40	492,135	470,067
Furniture, fixtures and equipment	3 to 15	424,640	378,050
Assets held under capital lease	Up to 30	14,562	14,562
Property and equipment		1,090,079	1,035,261
Less accumulated depreciation and amortization		(302,575)	(246,178)
		787,504	789,083
Construction in progress		93,576	114,969
		$ 881,080	$ 904,052

(Dollars in Thousands Except Share and Per Share Amounts)

6. ECONOMIC DEVELOPMENT BONDS

Economic development bonds consisted of the following at the years ended:

	2008			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classified as:				
Available-for-sale	$ 122,501	$ 35	$ (9,951)	$ 112,585

	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classified as:				
Available-for-sale	$ 91,427	$ 9	$ (1,299)	$ 90,137
Held to maturity	7,898	-	-	7,898
	$ 99,325	$ 9	$ (1,299)	$ 98,035

The carrying value and fair value of economic development bonds by contractual maturity at the end of 2008 was as follows:

	Cost	Fair Value
2009	$ 2,680	$ 2,520
2010	1,757	1,702
2011	1,897	1,837
2012	2,428	2,325
2013	3,079	2,924
Thereafter	110,660	101,277
	$ 122,501	$ 112,585

At the end of 2008 the Company transferred the remaining economic development bond classified as held to maturity because of management's intent to sell the bond. At the end of 2008 and 2007, the fair value of certain economic development bonds, including those reclassified from held to maturity to held for sale, were determined to be below carrying value, with the decline in fair value deemed to be other than temporary. These fair value adjustments totaling $1,280 and $6,733, respectively, reduced the carrying value of the economic development bond portfolio at the end of 2008 and 2007, respectively.

Interest earned on the economic development bonds totaled $6,305, $5,680, and $9,574 for 2008, 2007, and 2006, respectively. There were no realized gains or losses in 2008, 2007, or 2006.

(Dollars in Thousands Except Share and Per Share Amounts)

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets (current and long-term) consisted of the following at the years ended:

	2008	2007
Prepaid expenses and other current assets:		
Deferred catalog costs	$ 31,015	$ 32,569
Interest and notes receivable	10,314	5,520
Financial Services - Visa interchange funding	32,217	31,067
Financial Services accrued interest and other receivables	43,812	34,575
Other	16,081	12,566
	$ 133,439	$ 116,297
Other assets:		
Goodwill	$ 2,874	$ 4,474
Intangible assets, net	3,028	3,649
Financial Services deferred financing and new account costs	9,616	6,942
Long-term notes and other receivables	9,246	12,382
Held to maturity investments	1,780	1,630
Other	720	699
	$ 27,264	$ 29,776

8. ACCRUED EXPENSES

Accrued expenses consisted of the following at the years ended:

	2008	2007
Accrued employee compensation and benefits	$ 45,662	$ 61,519
Accrued property, sales, and other taxes	24,622	17,926
Deferred revenue and accrued sales returns	24,632	27,710
Accrued interest	7,548	6,305
Accrued credit card fees	5,507	6,306
Other	15,325	19,744
	$ 123,296	$ 139,510

9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at the years ended:

	2008	2007
Deferred lease tenant allowances	$ 37,823	$ 17,018
Deferred grant income	10,041	9,685
Deferred compensation	5,192	5,379
FIN 48 unrecognized tax benefits	3,076	2,000
	$ 56,132	$ 34,082

(Dollars in Thousands Except Share and Per Share Amounts)

10. TIME DEPOSITS

WFB accepts time deposits only in amounts of at least one hundred thousand dollars. All time deposits are interest bearing. The aggregate amount of time deposits by maturity at the end of 2008 was as follows:

2009	$ 178,817
2010	82,357
2011	115,230
2012	34,912
2013	74,683
Thereafter	200
	$ 486,199
Less current maturities	(178,817)
Deposits classified as non-current liabilities	$ 307,382

Time deposits include brokered institutional certificates of deposit totaling $447,782 and $137,191 at the end of 2008 and 2007, respectively. For purposes of estimating fair value, time deposits are pooled in homogeneous groups and the future cash flows of those groups are discounted using current market rates offered for similar products. At the end of 2008 and 2007, the carrying amounts of the bank's time deposits were $486,199 and $160,591, respectively, with estimated fair values of $508,190 and $162,939, respectively.

11. REVOLVING CREDIT FACILITIES

We have a credit agreement providing for a $430,000 unsecured revolving credit facility that was increased from $325,000 effective April 2, 2008. Other than the increase in borrowing capacity, the terms of the credit agreement remained unchanged. The credit facility may be increased to $450,000 and permits the issuance of up to $200,000 in letters of credit and standby letters of credit, which reduce the overall credit limit available under the credit facility.

At December 27, 2008, and December 29, 2007, the principal amount outstanding under this credit agreement totaled $20,000 and $50,576, respectively. During 2008 and 2007, the average principal balance outstanding on the line of credit was $178,617 and $66,840, respectively, and the weighted average interest rate was 3.82% and 5.67%, respectively. Letters of credit and standby letters of credit totaling $16,117 and $59,596, respectively, were outstanding at the end of 2008 and 2007. The average outstanding amount of total letters of credit during 2008 and 2007 was $32,799 and $64,309, respectively.

During the term of the facility, we are required to pay a quarterly facility fee, which ranges from 0.10% to 0.25% of the average daily unused principal balance on the line of credit. Interest on advances on this credit facility is determined at the greater of 1) the lead lender's prime rate, 2) the average rate on the federal funds rate in effect for the day plus one-half of one percent, or 3) the Eurodollar rate of interest plus a margin, as defined.

The credit agreement requires that Cabela's comply with certain financial and other customary covenants, including 1) a fixed charge coverage ratio (as defined) of no less than 1.50 to 1.00 as of the last day of any quarter; 2) a cash flow leverage ratio (as defined) of no more than 3.00 to 1.00 as of the last day of any quarter; and 3) a minimum tangible net worth standard (as defined).

(Dollars in Thousands Except Share and Per Share Amounts)

The credit agreement includes a dividend provision limiting the amount that Cabela's could pay to stockholders, which at December 27, 2008, was not in excess of $106,238. The agreement also has a provision permitting acceleration by the lenders in the event there is a change in control, as defined. In addition, the credit agreement contains cross default provisions to other outstanding debt. In the event that we fail to comply with these covenants, a default is triggered. In the event of default, all outstanding letters of credit and all principal and outstanding interest would immediately become due and payable. We were in compliance with all financial debt covenants at December 27, 2008.

We also have an unsecured revolving credit agreement for $15,000 Canadian dollars ("CAD") in conjunction with the acquisition of the net assets of an outdoors specialty retailer located in Winnipeg, Manitoba. Interest is variable, computed at rates as defined in the agreement, plus a margin, and payable monthly. At the end of 2008 and 2007, the principal amount outstanding under this credit agreement totaled $6,465 and $7,447, respectively, with interest rates of 3.50% and 5.60%, respectively.

Advances made pursuant to the $430,000 credit agreement and for our Canada operations are classified as long-term debt. These agreements do not contain limitations regarding the pay downs of revolving loans advanced; therefore, advances made pursuant to these agreements are considered long-term in nature.

We also have financing agreements that allow certain boat and all-terrain vehicle merchandise vendors to give us extended payment terms. The vendors are responsible for all interest payments, with certain exceptions, for the financing period and the financing company holds a security interest in the specific inventory held Cabela's. We record this merchandise in inventory. Our revolving credit facility limits this security interest to $50,000. The extended payment terms to the vendor do not exceed one year. The outstanding liability, included in accounts payable, was $5,162 and $7,988 at the end of 2008 and 2007, respectively.

12. SHORT-TERM BORROWINGS OF FINANCIAL SERVICES SUBSIDIARY

WFB has a variable funding facility credit agreement that is secured by a participation interest in the transferor's interest of the Cabela's Master Credit Card Trust. The facility was entered into on June 21, 2007, and had a commitment of $50,000, which was increased to $100,000 on November 29, 2007. On May 29, 2008, this credit agreement was modified to a total commitment of $25,000 and was extended until May 28, 2009. At December 27, 2008, there were no amounts outstanding under the credit agreement and $100,000 was outstanding at December 29, 2007. The weighted average interest rate on the facility was 3.88% and 5.31%, respectively, for 2008 and 2007.

WFB has unsecured federal funds purchase agreements with two financial institutions. The maximum amount that can be borrowed is $85,000. There were no amounts outstanding at December 27, 2008, or December 29, 2007. During 2008 and 2007, the average balance outstanding was $25,790 and $10,386 with a weighted average rate of 2.90% and 5.12%, respectively.

(Dollars in Thousands Except Share and Per Share Amounts)

13. LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt, including revolving credit facilities and capital leases, consisted of the following at the years ended:

	2008	2007
Unsecured revolving credit facility for $430,000 expiring June 30, 2012 with interest at 3.25% at December 27, 2008	$ 20,000	$ 50,576
Unsecured notes payable due 2016 with interest at 5.99%	215,000	215,000
Unsecured senior notes payable due 2017 with interest at 6.08%	60,000	60,000
Unsecured senior notes due 2012-2018 with interest at 7.20%	57,000	-
Unsecured revolving credit facility for $15,000 CAD expiring June 30, 2010, with interest at 3.50% at December 27, 2008	6,465	7,447
Unsecured senior notes due 2009 with interest at 4.95%	-	50,000
Capital lease obligations payable through 2036	13,665	13,939
Other long-term debt	7,901	6,423
Total debt	380,031	403,385
Less current portion of debt	(695)	(26,785)
Long-term debt, less current maturities	$ 379,336	$ 376,600

On January 16, 2008, we issued $57,000 of 7.20% unsecured senior notes to institutional buyers. Scheduled principal repayments of $8,143 are payable beginning January 16, 2012, and annually thereafter until their maturity at January 16, 2018. Interest is payable semi-annually. We used the proceeds to pay down existing debt and for general corporate purposes.

On June 15, 2007, we issued $60,000 of 6.08% unsecured senior notes pursuant to a supplement to our February 2006 debt issuance of $215,000. The notes mature on June 15, 2017, with interest on the notes payable semi-annually. These notes contain the same default provisions and covenants as those pertaining to the February 2006 debt issuance, including limitations on indebtedness and financial covenants relating to net worth and fixed charges.

Certain of the long-term debt agreements contain various covenants and restrictions such as the maintenance of minimum debt coverage, net worth, and financial ratios. The significant financial ratios and net worth requirements in the long-term debt agreements are 1) a limitation of funded debt to be less than 60% of consolidated total capitalization; 2) cash flow fixed charge coverage ratio, as defined, of no less than 2.00 to 1.00 as of the last day of any quarter; and 3) a minimum consolidated adjusted net worth (as defined). See Note 11 for information on the covenants and restrictions contained in our $430 million revolving credit facility.

In addition, the debt contains cross default provisions to other outstanding credit facilities. In the event that we failed to comply with these covenants and the failure to comply would go beyond 30 days, a default would trigger and all principal and outstanding interest would immediately be due and payable. At December 27, 2008, we were in compliance with all financial covenants under our credit agreements and unsecured notes.

At the end of 2008 and 2007, the total carrying amount of long-term debt was $380,031 and $403,385, respectively, with an estimated fair value of $373,304 and $387,743, respectively.

(Dollars in Thousands Except Share and Per Share Amounts)

We have a lease agreement for our distribution facility in Wheeling, West Virginia. The lease term is through June 2036. The monthly installments are $83 and the lease contains a bargain purchase option at the end of the lease term. We are accounting for this lease as a capital lease and have recorded the additional leased asset at the present value of the future minimum lease payments using a 5.9% implicit rate. The additional leased asset was recorded at $5,649 and is being amortized on a straight-line basis over 30 years.

Aggregate expected maturities of long-term debt and scheduled capital lease payments for the years shown are as follows:

	Scheduled Capital Lease Payments	Long-Term Debt Maturities
2009	$ 1,075	$ 588
2010	1,000	7,087
2011	1,000	663
2012	1,000	28,842
2013	1,000	8,889
Thereafter	22,500	320,297
	27,575	366,366
Capital lease amount representing interest	(13,910)	
Present value of net scheduled lease payments	$ 13,665	13,665
Total long-term debt and capital leases		$ 380,031

14. INTEREST (EXPENSE) INCOME, NET

Interest expense, net of interest income, consisted of the following for years ended:

	2008	2007	2006
Interest expense	$ (32,180)	$ (24,312)	$ (18,302)
Capitalized interest	2,472	4,069	355
Interest income	50	1,465	1,821
	$ (29,658)	$ (18,778)	$ (16,126)

15. INCOME TAXES

The provision for income taxes consisted of the following for the years ended:

	2008	2007	2006
Current:			
Federal	$ 32,503	$ 47,431	$ 24,601
State	2,400	4,993	2,840
	34,903	52,424	27,441
Deferred:			
Federal	7,233	(599)	22,225
State	(305)	(477)	1,805
	6,928	(1,076)	24,030
	$ 41,831	$ 51,348	$ 51,471

(Dollars in Thousands Except Share and Per Share Amounts)

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows for the years ended:

	2008	2007	2006
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.7	1.8	1.8
Other nondeductible items	0.1	0.1	0.1
Change in valuation allowance	(0.8)	-	-
Other, net	(0.6)	-	0.6
	35.4%	36.9%	37.5%

Deferred tax assets and liabilities consisted of the following for the years ended:

	2008	2007
Deferred tax assets:		
Deferred compensation	$ 5,820	$ 5,547
Deferred revenue	4,589	3,744
Reserve for returns	5,607	7,550
Accrued expenses	5,506	5,121
Gift certificates liability	5,514	3,401
Allowance for doubtful accounts	3,337	2,505
Economic development bonds	3,684	484
Other	3,560	3,139
	37,617	31,491
Deferred tax liabilities:		
Prepaid expenses	17,321	17,773
Property and equipment	52,094	34,519
Inventories	10,181	14,902
Retained interests in securitized loans	8,414	10,050
Other	21	45
	88,031	77,289
Valuation allowance	-	(916)
Net deferred tax liability	(50,414)	(46,714)
Less current deferred income taxes	11,707	15,601
Long-term deferred income taxes	$ (38,707)	$ (31,113)

Effective April 1, 2008, we completed a legal entity restructuring by merging certain subsidiaries resulting in the major selling channels (catalog, Internet, and retail) residing in a single legal entity. Prior to the restructuring, state net operating losses were being carried forward. Under the previous operating structure, the losses were likely to have expired unused, therefore a full valuation allowance was established. The surviving entity in the restructuring is anticipated to generate sufficient taxable income to fully recognize the tax benefit of these net operating losses. Accordingly, in the second quarter of 2008, we reversed the state net operating losses valuation allowance of $916.

(Dollars in Thousands Except Share and Per Share Amounts)

We adopted the provisions of FIN 48 in 2007 as discussed in Note 2. The reconciliation of unrecognized tax benefits, the balance of which is classified as other long-term liabilities in the consolidated balance sheet, is as follows for the years ended:

	2008	2007
Unrecognized tax benefits, beginning of year	$ 2,000	$ 8,569
Decreases on items related to prior periods	(134)	(6,866)
Increases from current period items	1,210	297
Unrecognized tax benefits, end of year	$ 3,076	$ 2,000

Our policy is to accrue interest expense, and penalties as appropriate, on estimated unrecognized tax benefits as a charge to interest expense in the consolidated statements of income. We recorded a net credit of $134 against interest expense during 2008 due to the gross decrease of certain unrecognized tax benefits. No penalties were accrued. The liability for estimated interest on unrecognized tax benefits totaling $847 at the end of 2008 is included in other long-term liabilities in the consolidated balance sheet. We do not anticipate a substantial change in the balance of unrecognized tax benefits in the next twelve months.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2,230. We file income tax returns in the United States, Canada, and various states. The tax years 2004 through 2007 remain open to examination by major taxing jurisdictions to which Cabela's is subject.

At the beginning of fiscal 2007, the current portion of deferred income taxes payable in our consolidated balance sheet related to the book-tax difference resulting from the LIFO method used for income tax purposes totaled $18,697. We elected in our 2007 federal income tax return to change our method of accounting for inventory from LIFO to FIFO for income tax purposes and, accordingly, we will incur a cash outlay totaling $18,697 over the four years subsequent to the change.

16. COMMITMENTS AND CONTINGENCIES

We lease various buildings, computer equipment, and storage space under operating leases, which expire on various dates through April 2033. Rent expense on these leases as well as other month to month rentals was $8,494, $9,792 and $6,733 for 2008, 2007 and 2006, respectively. The following is a schedule of future minimum rental payments under operating leases as of December 27, 2008:

2009	$ 5,616
2010	5,090
2011	4,604
2012	4,167
2013	4,167
Thereafter	83,902
	$ 107,546

We have entered into certain lease agreements for retail store locations. Certain leases include tenant allowances that will be amortized over the life of the lease. In 2008 and 2007, we received $21,977 and $17,018, respectively, in tenant allowances. Certain leases require us to pay contingent rental amounts based on a percentage of sales, in addition to real estates taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These leases include options to renew with lease periods, including extensions, varying from 10 to 70 years.

(Dollars in Thousands Except Share and Per Share Amounts)

We have entered into real estate purchase, construction, and/or economic development agreements for various new retail store site locations. At December 27, 2008, we had total estimated cash commitments of approximately $92,500 for 2009 and 2010 for projected retail store-related expenditures and the purchase of future economic development bonds connected with the development, construction, and completion of new retail stores. This does not include any amounts for contractual obligations associated with retail store locations where we are in the process of certain negotiations.

Under various grant programs, state or local governments provide funding for certain costs associated with developing and opening a new retail store. We generally receive grant funding in exchange for commitments, such as assurance of agreed employment and wage levels at the retail store or that the retail store will remain open, made by us to the state or local government providing the funding. The commitments typically phase out over approximately five to 10 years. If we fail to maintain the commitments during the applicable period, the funds received may have to be repaid or other adverse consequences may arise, which could affect our cash flows and profitability. As of December 27, 2008, the total amount of grant funding subject to a specific contractual remedy was $11,322.

In April 2007, we began an open account document instructions program, which provides for our company-issued letters of credit. At the end of 2008 and 2007, we had obligations to pay participating vendors $35,622 and $6,399, respectively.

WFB enters into financial instruments with off balance sheet risk in the normal course of business through the origination of unsecured credit card loans. Unsecured credit card accounts are commitments to extend credit and totaled $12,886,000 and $11,635,000 at December 27, 2008, and December 29, 2007, respectively. These commitments are in addition to any current outstanding balances of a cardholder. Unsecured credit card loans involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The principal amounts of these instruments reflect WFB's maximum related exposure. WFB has not experienced and does not anticipate that all customers will exercise the entire available line of credit at any given point in time. WFB has the right to reduce or cancel the available lines of credit at any time.

Litigation and Claims – We are party to various proceedings, lawsuits, disputes, and claims arising in the ordinary course of our business. These actions include commercial, intellectual property, employment, and product liability claims. Some of these actions involve complex factual and legal issues and are subject to uncertainties. We cannot predict with assurance the outcome of the actions brought against us. Accordingly, adverse developments, settlements, or resolutions may occur and negatively impact earnings in the quarter of such development, settlement, or resolution. However, we do not believe that the outcome of any current action would have a material adverse effect on our results of operations, cash flows, or financial position taken as a whole.

Self-Insurance – We are self-insured for health claims up to $300 per individual. We have established a liability for health claims submitted and for those claims incurred prior to year end but not yet reported totaling $3,445 and $3,929 at the end of 2008 and 2007, respectively.

We are also self-insured for workers' compensation claims up to $500 per individual. We have established a liability for workers' compensation claims submitted and for those claims incurred prior to year end but not yet reported totaling $4,198 and $4,326 at the end of 2008 and 2007, respectively.

Our liabilities for health and workers' compensation claims incurred but not reported are based upon internally developed calculations. These estimates are regularly evaluated for adequacy based on the most current information available, including historical claim payments, expected trends, and industry factors.

(Dollars in Thousands Except Share and Per Share Amounts)

17. REGULATORY CAPITAL REQUIREMENTS

WFB is subject to various regulatory capital requirements administered by the FDIC and the Nebraska State Department of Banking and Finance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFB must meet specific capital guidelines that involve quantitative measures of WFB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. WFB's capital amounts and classification are also subject to qualitative judgment by the regulators with respect to components, risk weightings, and other factors.

The quantitative measures established by regulation to ensure capital adequacy require that WFB maintain minimum amounts and ratios (defined in the regulations) as set forth in the following table. WFB exceeded the minimum requirements for the well-capitalized category under the regulatory framework for prompt corrective action provisions for both periods presented.

As of December 31, 2008 and 2007, the most recent notification from the FDIC categorized WFB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized WFB must maintain certain amounts and ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

	2008					
			Ratio Required to be Considered			
	Actual		Adequately-Capitalized		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets	$ 166,611	28.1%	$ 47,460	8.0%	$ 59,325	10.0%
Tier I Capital to Risk-Weighted Assets	140,886	23.8	23,730	4.0	35,595	6.0
Tier I Capital to Average Assets	140,886	23.6	23,842	4.0	29,803	5.0

	2007					
			Ratio Required to be Considered			
	Actual		Adequately-Capitalized		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets	$ 118,030	16.8%	$ 56,102	8.00%	$ 70,127	10.0%
Tier I Capital to Risk-Weighted Assets	114,336	16.3	28,051	4.0	42,076	6.0
Tier I Capital to Average Assets	114,336	27.6	16,568	4.0	20,710	5.0

In December 2008, WFB received $25,000 from Cabela's in exchange for 250,000 shares of WFB convertible participating preferred stock. If management elected to covert the participating preferred stock to WFB common stock, the $25,000 would qualify as Tier 1 capital.

18. STOCK BASED COMPENSATION AND STOCK OPTION PLANS

Under the provisions of FAS 123R, we recorded share-based compensation expense of $6,535 ($4,222 after-tax, or $.06 per diluted share), $4,944 ($3,115 after-tax, or $0.05 per diluted share), and $3,615 ($2,259 after-tax, or $.03 per diluted share) for 2008, 2007, and 2006, respectively. Compensation expense related to our share-based payment awards is recorded in selling, distribution, and administrative expenses in the consolidated statements of income.

During 2006, share-based compensation expense was recorded for awards granted since 2004 but not yet vested as of January 1, 2006. For these awards, we recognized compensation expense using the accelerated or graded method of amortization. Compensation cost for awards granted after the adoption date is recognized using a straight-line

(Dollars in Thousands Except Share and Per Share Amounts)

amortization method over the vesting period. As of December 27, 2008, the total unrecognized deferred share-based compensation balance for unvested shares issued, net of expected forfeitures, was approximately $7,345, net of tax, which is expected to be amortized over a weighted average period of 2.2 years.

The fair value of options granted on and subsequent to May 1, 2004, is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatility for 2008 and 2007 was based on the historical volatility of our common stock. For 2006, the expected volatility was derived using a historical volatility model as well as comparisons to peers in our market sector.

The fair value of options in the years presented was estimated using the Black-Scholes model with the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate based on U.S. Treasury yield curve in effect at the grant date	1.34 to 3.22%	3.31 to 4.63%	5.01%
Dividend yield	-	-	-
Expected volatility	35 to 43%	30 to 33%	50%
Weighted average expected life based on historical information	5.0 years	5.0 years	6.0 years
Weighted average grant date fair value of options granted	$ 5.49	$ 7.82	$ 10.45

The following table summarizes our option activity during 2008:

		All Options		Non-Vested Options	
	Options Available for Grant	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	2,529,196	5,312,444	$ 16.28	2,915,315	$ 7.36
Granted	(1,085,077)	1,085,077	15.19	1,085,077	5.49
Restricted stock issued	(111,324)				
Vested	-	-	-	(1,156,454)	11.12
Exercised	-	(769,608)	9.36	-	-
Forfeited (1)(2)	208,873	(344,663)	16.11	(184,611)	4.63
Outstanding, end of year (3)	1,541,668	5,283,250	17.08	2,659,327	5.15

(1) Options forfeited under the 1997 Plan do not become available for grant under the 2004 Plan.

(2) Options forfeited under the 2004 Plan are immediately available for grant.

(3) Options outstanding at the end of 2008 were comprised of 785,535 of incentive stock options and 4,497,715 of nonqualified stock options.

(Dollars in Thousands Except Share and Per Share Amounts)

The following table provides information relating to our equity share-based payment awards at December 27, 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
Vested and exercisable	2,623,923	$ 17.12	$ 6.88	$ 83	5.16
Non-vested	2,659,327	17.03	5.15	29	6.42
Total outstanding	5,283,250	17.08	6.01	$ 112	5.79
Expected to vest after December 27, 2008	2,596,703	17.03	5.15	$ 29	6.42

The aggregate intrinsic value of awards exercised was $2,602, $8,188, and $3,473 during 2008, 2007, and 2006, respectively. The total fair value of shares vested was $12,864, $5,025, and $3,843, in 2008, 2007, and 2006, respectively. Based on our closing stock price of $6.50 as of December 27, 2008, the total number of in-the-money awards exercisable as of December 27, 2008, was 112,280.

The stock options outstanding and exercisable for equity share-based payment awards as of December 27, 2008, were in the following exercise price ranges:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Exercise Price	Average Remaining Contractual Life (in Years)	Shares	Weighted Average Exercise Price
$ 0.00 to $10.00	534,037	$ 8.15	2.34	333,685	$ 8.00
$10.01 to $15.00	762,392	12.17	4.34	552,831	12.43
$15.01 to $17.50	1,049,700	15.25	7.32	-	-
$17.51 to $20.00	1,950,121	19.73	6.27	1,380,053	19.83
$20.01 to $25.00	983,000	22.38	6.21	353,354	22.37
$25.01 to $30.00	4,000	27.26	5.59	4,000	27.26
	5,283,250	17.08	5.79	2,623,923	17.12

19. STOCK OPTION AND OTHER EMPLOYEE BENEFIT PLANS

Employee Stock Option Plans – The Cabela's Incorporated 2004 Stock Plan (the "2004 Plan") provides for the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants. Options granted under the 2004 Plan have a term of no greater than ten years from the grant date and are exercisable in accordance with the vesting schedule determined at the time the awards are granted. During 2008, there were 1,073,077 options granted to employees and 12,000 options granted to non-employee directors, all at an exercise price of $15.25 per share except 7,677 options which were granted at $7.16 per share. The options have an eight-year term and vest over three years for employees and one year for non-employee directors.

(Dollars in Thousands Except Share and Per Share Amounts)

In addition, on July 7, 2008, 111,324 shares of restricted stock were issued to two executives under the 2004 Plan. The stock price on the date of grant was $10.48 per share resulting in a fair value of $1,167 of deferred compensation which will be amortized to expense over a five-year period. The restricted stock vests one-third on the third, fourth, and fifth anniversaries of the grant date. As of December 27, 2008, there were 4,474,211 shares subject to options and 1,541,668 shares authorized and available for grant under the 2004 Plan. Our policy has been to issue new shares for the exercise of stock options.

As of December 27, 2008, under our 1997 Stock Option Plan (the "1997 Plan"), there were 809,039 shares subject to options with no shares available for grant. Options issued expire on the fifth or the tenth anniversary of the date of the grant under the 1997 Plan.

Employee Stock Purchase Plan – The maximum number of shares of common stock available for issuance under our Employee Stock Purchase Plan (the "ESPP") is 1,835,000. During 2008, there were 246,620 shares issued under the ESPP. As of December 27, 2008, there were 1,198,656 shares authorized and available for issuance. We issued new shares, rather than market purchases, beginning in October 2008 and plan to continue to issue new shares in the future.

401(k) Savings Plan – All employees are eligible to defer up to 80% of their wages to Cabela's 401(k) savings plan, subject to certain limitations. Through 2008, the Company matched 100% of eligible employee deferrals up to 6% of eligible wages. Total expense for employer contributions was $7,894, $7,007, and $6,502 in 2008, 2007, and 2006, respectively.

Deferred Compensation Plan – We have a self-funded, nonqualified deferred compensation plan for certain key employees that was amended on December 31, 2004, to restrict any further contributions. Participants' balances earn interest with the rate adjusting on a semi-annual basis. Upon certain conditions participants can receive their balance in either a lump sum or in equal annual payments over various time periods. Participants' balances under this plan will be paid in full no later than January 2010. The charge to interest expense under this plan was $368, $525, and $503 for 2008, 2007, and 2006, respectively.

20. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

Preferred Stock – We are authorized to issue 10,000,000 shares of preferred stock having a par value of $0.01 per share. None of the shares of the authorized preferred stock have been issued. The board of directors is authorized to issue these shares of preferred stock without stockholder approval in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference, and other rights, privileges, and restrictions. The issuance of any preferred stock could have the effect of diluting the voting power of the holders of common stock, restricting dividends on the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control without further action by the stockholders.

Class A Voting Common Stock – The holders of our Class A common stock are entitled to receive ratably dividends, if any, the board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future. The holders of our Class A common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of company affairs, the holders of our Class A common stock are entitled to share ratably with the holders of Class B non-voting common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of Class A common stock are fully paid and non-assessable.

(Dollars in Thousands Except Share and Per Share Amounts)

Class B Non-voting Common Stock – The holders of our Class B non-voting common stock are not entitled to any voting rights, except that the holders may vote as a class, with each holder receiving one vote per share of Class B non-voting common stock, on any amendment, repeal, or modification of any provision of our Amended and Restated Certificate of Incorporation that adversely affects the powers, preferences, or special rights of holders of Class B non-voting common stock. Shares of the Class B non-voting common stock are convertible into the same number of shares of Class A voting common stock at any time. However, no holder of shares of Class B non-voting common stock is entitled to convert any of its shares into shares of Class A common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control, or have the power to vote a greater number of shares of Class A common stock or other securities of any kind issued by us than the holder is legally permitted to own, control, or have the power to vote. Subject to the prior rights of holders of preferred stock, if any, holders of Class B non-voting common stock, which rates equally with the Class A common stock in respect of dividends, are entitled to receive ratably dividends, if any, as may be lawfully declared from time to time by our board of directors.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of company affairs, the holders of Class B non-voting common stock are entitled to share ratably with the holders of Class A common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Retained Earnings – The most significant restrictions on the payment of dividends are the covenants contained in our revolving credit agreement and unsecured senior notes purchase agreements. Nebraska banking laws also govern the amount of dividends that WFB can pay to Cabela's. At December 27, 2008, we had unrestricted retained earnings of $106,238 available for dividends. However, we have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

Other Comprehensive Income (Loss) – The components of accumulated other comprehensive income (loss), net of related taxes, are as follows for the years ended:

	2008	2007
Accumulated net unrealized holding losses on economic development bonds	$ (6,231)	$ (806)
Accumulated net unrealized holding gains on derivatives	33	76
Cumulative foreign currency translation adjustments	(399)	7
Total accumulated other comprehensive income (loss)	$ (6,597)	$ (723)

21. EARNINGS PER SHARE

The following table reconciles the number of shares utililized in the earnings per share calculations for the years ended:

	2008	2007	2006
Weighted average number of shares:			
Common shares – basic	66,384,004	65,744,077	65,221,339
Effect of incremental dilutive securities:			
Stock options and employee stock purchase plan shares	774,579	1,531,454	1,422,517
Common shares – diluted	67,158,583	67,275,531	66,643,856
Options outstanding considered anti-dilutive	4,466,534	1,048,000	6,000

(Dollars in Thousands Except Share and Per Share Amounts)

22. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth non-cash financing and investing activities and other cash flow information for the years ended:

	2008	2007	2006
Non-cash financing and investing activities:			
Accrued property and equipment additions (1)	$ 12,304	$ 48,534	$ 19,852
Capital lease obligations	-	201	5,649
Contribution of land received	5,015	19,000	-
Issuance of restricted common stock	1,167	-	-
Other cash flow information:			
Interest paid	$ 42,575	$ 30,273	$ 19,017
Capitalized interest	(2,472)	(4,069)	(355)
Interest paid, net of capitalized interest	$ 40,103	$ 26,204	$ 18,662
Income taxes, net	$ 55,594	$ 33,575	$ 41,012

(1) Accrued property and equipment additions are recognized in the consolidated statements of cash flows in the period they are paid.

23. SEGMENT REPORTING

We have three reportable segments: Retail, Direct, and Financial Services. The Retail segment sells products and services through our retail stores; the Direct segment sells products through direct mail catalogs and e-commerce websites (Cabelas.com and complementary websites); and the Financial Services segment issues co-branded credit cards. For the Retail segment, operating costs primarily consist of labor, advertising, depreciation, and occupancy costs of retail stores. For the Direct segment, operating costs primarily consist of catalog costs, e-commerce advertising costs, and order processing costs. For the Financial Services segment, operating costs primarily consist of advertising and promotion, marketing fees, third party services for processing credit card transactions, salaries, and other general and administrative costs.

Revenues included in Corporate Overhead and Other are primarily made up of land sales, amounts received from our outfitter sevices, real state rental income, and fees earned through our travel business an other complementary business services. Corporate Overhead and Other expenses include unallocated shared-service costs, operations of various ancillary subsidiaries such as real estate development and travel, and eliminations. Unallocated shared-service costs include receiving, distribution, and storage costs of inventory, merchandising, and quality assurance costs, as well as corporate headquarters occupancy costs.

Segment assets are those directly used in or clearly allocable to an operating segment's operations. For the Retail segment, assets primarily include inventory in the retail stores, land, buildings, fixtures, and leasehold improvements. For the Direct segment, assets primarily include deferred catalog costs and fixed assets. At the end of 2008, goodwill totaling $2,874 was included in the assets of the Retail segment. At the end of 2007, goodwill totaling $4,474 was allocated between the Direct and Retail segments, with $969 being allocated to the Direct segment and $3,505 being allocated to the Retail Segment. For the Financial Services segment, assets primarily include cash, credit card loans, retained interest, receivables, fixtures, and other assets. Assets for the Corporate Overhead and Other segment include corporate headquarters and facilities, merchandise distribution inventory, shared technology

(Dollars in Thousands Except Share and Per Share Amounts)

infrastructure and related information systems, corporate cash and cash equivalents, economic development bonds, prepaid expenses, deferred income taxes, and other corporate long-lived assets. Depreciation, amortization, and property and equipment expenditures of each segment are allocated to each respective segment. The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting policies in our notes to consolidated financial statements. Intercompany revenue between segments has been eliminated in consolidation.

Results by business segment are presented in the following tables for 2008, 2007 and 2006:

Fiscal Year 2008	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external customers	$ 1,283,148	$ 1,093,307	$ 159,423	$ 16,843	$ 2,552,721
Revenue (loss) from internal customers	2,348	1,852	(452)	(3,748)	-
Total revenue	$ 1,285,496	$ 1,095,159	$ 158,971	$ 13,095	$ 2,552,721
Operating income (loss)	$ 141,578	$ 161,249	$ 46,184	$ (207,972)	$ 141,039
As a percentage of revenue	11.0%	14.7%	29.1%	N/A	5.5%
Depreciation and amortization	$ 37,930	$ 4,198	$ 1,075	$ 21,470	$ 64,673
Assets	988,474	663,994	728,271	15,327	2,396,066
Property and equipment additions including accrued amounts	21,033	6,501	1,592	25,808	54,934

Fiscal Year 2007	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external customers	$ 1,040,664	$ 1,127,942	$ 159,943	$ 21,050	$ 2,349,599
Revenue (loss) from internal customers	2,778	2,611	(608)	(4,781)	-
Total revenue	$ 1,043,442	$ 1,130,553	$ 159,335	$ 16,269	$ 2,349,599
Operating income (loss)	$ 127,744	$ 190,046	$ 37,448	$ (204,146)	$ 151,092
As a percentage of revenue	12.2%	16.8%	23.5%	N/A	6.4%
Depreciation and amortization	$ 29,830	$ 4,462	$ 1,129	$ 24,442	$ 59,863
Assets	1,065,234	480,341	450,616	216,639	2,212,830
Property and equipment additions including accrued amounts	324,272	8,466	1,037	30,551	364,326

(Dollars in Thousands Except Share and Per Share Amounts)

Fiscal Year 2006	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external customers	$ 817,836	$ 1,086,162	$ 138,164	$ 21,362	$ 2,063,524
Revenue (loss) from internal customers	2,485	2,318	(741)	(4,062)	-
Total revenue	$ 820,321	$ 1,088,480	$ 137,423	$ 17,300	$ 2,063,524
Operating income (loss)	$ 124,122	$ 179,182	$ 30,061	$ (189,620)	$ 143,745
As a percentage of revenue	15.1%	16.5%	21.9%	N/A	7.0%
Depreciation and amortization	$ 19,050	$ 4,371	$ 941	$ 21,197	$ 45,559
Assets	602,513	496,963	316,417	335,337	1,751,230
Property and equipment additions including accrued amounts	161,585	5,680	1,735	21,592	190,592

The components and amounts of total revenue for the Financial Services business segment were as follows for the years ended:

	2008	2007	2006
Interest and fee income, net of provision for loan losses	$ 37,462	$ 28,974	$ 23,973
Interest expense	(13,417)	(7,288)	(5,008)
Net interest income, net of provision for loan losses	24,045	21,686	18,965
Non-interest income:			
Securitization income	185,820	194,516	169,173
Other non-interest income	67,375	51,670	39,381
Total non-interest income	253,195	246,186	208,554
Less: Customer rewards costs	(118,269)	(108,537)	(90,096)
Financial Services total revenue	$ 158,971	$ 159,335	$ 137,423

Our products are principally marketed to individuals within the United States. Net sales realized from other geographic markets, primarily Canada, have collectively been less than 3% of consolidated net merchandise sales in each reported period. No single customer accounted for 10% or more of consolidated net sales. No single product or service accounts for a significant percentage of our consolidated revenue.

24. FAIR VALUE MEASUREMENTS

As defined by FAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use various methods including discounted cash flow projections based on available market interest rates and management estimates of future cash payments. Financial instrument assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than quoted market prices.
- Level 3 – Unobservable inputs corroborated by little, if any, market data.

(Dollars in Thousands Except Share and Per Share Amounts)

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are primarily unobservable from objective sources. In determining the appropriate hierarchy levels, we performed an analysis of the assets and liabilities that are subject to FAS 157 and determined that at December 27, 2008, all applicable financial instruments carried on our consolidated balance sheets are classified as Level 3. The following table summarizes the valuation of our recurring financial instruments at December 27, 2008.

Assets	Fair Value at December 27, 2008 (1)
Retained interests in securitized loans	$ 61,605
Economic development bonds	112,585
	$ 174,190

(1) All fair value measurements using Level 3 category.

The table below presents changes in fair value of our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), as defined in FAS 157, for the year ended December 27, 2008.

	Retained Interests in Securitized Loans	Economic Development Bonds
Balance, December 30, 2007	$ 51,777	$ 98,035
Total gains or losses (realized/unrealized):		
Included in earnings	(4,356)	(42)
Included in other comprehensive income	-	(8,584)
Purchases, issuances, and settlements, net	14,184	23,176
Balance, December 27, 2008	$ 61,605	$ 112,585

Included in retained interests in asset securitizations are interest-only strips, cash reserve accounts, and cash accounts. For interest-only strips and cash reserve accounts WFB estimates related fair values based on the present value of future expected cash flows using assumptions for credit losses, payment rates, and discount rates commensurate with the risks involved. For cash accounts, WFB estimates related fair values based on the present value of future expected cash flows using discount rates commensurate with risks involved. WFB retains the rights to remaining cash flows (including interchange fees) after the other costs of the trust are paid. However, future expected cash flows for valuation of the interest-only strips and cash reserve accounts do not include interchange income since interchange income is earned only when a charge is made to a customer's account.

WFB also owns asset-backed securities from three of its securitizations. Asset-backed trading securities fluctuate daily based on the short-term operational needs of WFB. Advances and pay downs on the trading securities are at par value. Therefore, the par value of the asset-backed trading securities approximates fair value.

Fair values of economic development bonds ("bonds") are estimated using discounted cash flow projections based on available market interest rates and management estimates including the estimated amounts and timing of expected future tax payments to be received by the municipalities under development zones. These fair values do

(Dollars in Thousands Except Share and Per Share Amounts)

not reflect any premium or discount that could result from offering these bonds for sale or through early redemption, or any related income tax impact. Declines in the fair value of held-to-maturity and available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, gift certificates (including credit card and loyalty rewards programs), accrued expenses, short-term borrowings, and income taxes payable included in the consolidated balance sheets approximate fair value given the short-term nature of these financial instruments. The estimated fair value and disclosures for credit card loans receivable, time deposits, and long-term debt included in the consolidated balance sheets are reported under the provisions of FAS 107 *Disclosures About Fair Value of Financial Instruments.*

25. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table sets forth unaudited financial and operating data in each quarter for the years ended 2008 and 2007:

	2008				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue (1)	$ 535,539	$ 525,952	$ 611,800	$ 879,430	$ 462,091	$ 451,199	$ 546,809	$ 889,500
Operating income (2)	21,086	14,852	20,845	84,256	12,391	20,252	24,346	94,103
Net income	9,956	7,279	9,722	49,447	7,142	11,264	13,232	56,241
Earnings per share—Basic (3)	0.15	0.11	0.15	0.74	0.11	0.17	0.20	0.85
Earnings per share—Diluted (3)	0.15	0.11	0.15	0.74	0.11	0.17	0.20	0.84

(1) In the fourth quarter of 2008, we recorded gift instrument breakage of $8.7 million in Retail revenue and operating income due to a change in the estimated breakage period from seven years to four years.

(2) In the fourth quarter of 2008, we recorded $6 million of expenses relating to the impairment of goodwill, economic development bond impairment, and employee severance costs.

(3) Basic and diluted earnings per share are computed independently for each of the quarters presented and, therefore may not sum to the totals for the year.

Revenue is typically higher in our third and fourth quarters than in the first and second quarters due to holiday buying patterns and hunting and fishing season openings across the United States. Our quarterly operating results may fluctuate significantly as a result of these events and a variety of other factors, and operating results for any quarter are not necessarily indicative of results for a full year.

26. SUBSEQUENT EVENT

On February 19, 2009, Moody's Investors Service announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the trust of our Financial Services business. Moody's Investors Service is one of three rating agencies that rate our Financial Services business' term securitizations. We do not believe that this downgrade will have a significant impact on the ability of our Financial Services business to complete other securitization transactions on acceptable terms or to access financing.

CABELA'S INCORPORATED AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

	Beginning of Year Balance	Charged to Costs and Expenses	Charged to Other Accounts	Net Charge-Offs	End of Year Balance
YEAR ENDED DECEMBER 27, 2008:					
Allowance for doubtful accounts	$ 1,851	$ (1,295)	$ -	$ (1,295)	$ 556
Allowance for credit card receivable loan losses	1,197	1,260	(950)	310	1,507
YEAR ENDED DECEMBER 29, 2007:					
Allowance for doubtful accounts	$ 1,932	$ (81)	$ -	$ (81)	$ 1,851
Allowance for credit card receivable loan losses	699	1,748	(1,250)	498	1,197
YEAR ENDED DECEMBER 30, 2006:					
Allowance for doubtful accounts	$ 1,404	$ 527	$ 1	$ 528	$ 1,932
Allowance for credit card receivable loan losses	536	664	(501)	163	699

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within specified time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with this annual report on Form 10-K, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effective as of December 27, 2008.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America.

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated the effectiveness of our internal control over financial reporting as of December 27, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 27, 2008.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of our consolidated financial statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Their report is included in this Item 9A.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 27, 2008, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cabela's Incorporated and Subsidiaries
Sidney, Nebraska

We have audited the internal control over financial reporting of Cabela's Incorporated and Subsidiaries (the "Company") as of December 27, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 27, 2008 of the Company and our report dated February 24, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 24, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the headings "Proposal One – Election of Directors," "Executive Officers of the Company," "Corporate Governance – Committees of the Board of Directors – Audit Committee," and "Section 16(a) Beneficial Ownership Reporting Compliance," in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders (our "Proxy Statement") is incorporated herein by reference. With the exception of the foregoing information and other information specifically incorporated by reference into this Report on Form 10-K, our Proxy Statement is not being filed as a part hereof.

The policies comprising our code of ethics are set forth in our Business Code of Conduct and Ethics. These policies satisfy the SEC's requirements for a "code of ethics," and apply to all of our directors, officers, and employees. Our Business Code of Conduct and Ethics is posted on our website at www.cabelas.com. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding certain amendments to, or waivers from, the provisions of our Business Code of Conduct and Ethics by posting such information on our website at the address specified above. Information contained on our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

On June 12, 2008, we filed with the NYSE the Annual CEO Certification regarding the company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual.

ITEM 11. EXECUTIVE COMPENSATION

The information under the headings "Executive Compensation" and "Director Compensation" in our Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the headings "Executive Compensation – Equity Compensation Plan Information as of Fiscal Year-End" and "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the headings "Transactions with Related Persons" and "Corporate Governance – Board of Directors" in our Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the heading "Proposal Three – Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements:

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Income –Years ended December 27, 2008, December 29, 2007, and December 30, 2006
- Consolidated Balance Sheets – December 27, 2008, and December 29, 2007
- Consolidated Statements of Cash Flows – Years ended December 27, 2008, December 29, 2007, and December 30, 2006
- Consolidated Statements of Stockholders' Equity – Years ended December 27, 2008, December 29, 2007, and December 30, 2006
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules:

- Schedule II – Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits: See Item 15(b) below.

(b) Exhibits

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Cabela's Incorporated (incorporated by reference from Exhibit 3.1 of our Quarterly Report on Form 10-Q, filed on August 13, 2004, File No. 001-32227)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cabela's Incorporated (incorporated by reference from Exhibit 3.1 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)
3.3	Amended and Restated Bylaws of Cabela's Incorporated (incorporated by reference from Exhibit 3 of our Current Report on Form 8-K, filed on August 29, 2008, File No. 001-32227)
4.1	Specimen Stock Certificate (incorporated by reference from Exhibit 4.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.2	Registration Rights Agreement dated as of September 23, 2003, among Cabela's Incorporated and the security holders named therein (incorporated by reference from Exhibit 4.2 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.3	Form of 7.2% Senior Note, Series 2008-A, due January 16, 2018 (incorporated by reference from Exhibit 4.1 of our Current Report on Form 8-K, filed on January 22, 2008, File No. 001-32227)
4.4	Form of 6.08% Senior Note, Series 2007-A, due June 15, 2007 (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.5	Form of 5.99% Senior Note, Series 2006-A, due February 27, 2016 (incorporated by reference from Exhibit 4.7 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)

4.6	Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on March 3, 2006, File No. 001-32227)
4.7	First Supplement to Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.1 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.8	Second Supplement to Note Purchase Agreements dated as February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on January 22, 2008, File No. 001-32227)
4.9	Amendment No. 1 to Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.4 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
10.1	Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and Richard N. Cabela (incorporated by reference from Exhibit 10.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.2	Addendum to Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and Richard N. Cabela (incorporated by reference from Exhibit 10.1 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.3	Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and James W. Cabela (incorporated by reference from Exhibit 10.2 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.4	Addendum to Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and James W. Cabela (incorporated by reference from Exhibit 10.2 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.5	1997 Stock Option Plan (incorporated by reference from Exhibit 10.6 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.6	First Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.7 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.7	Second Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.8 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.8	Third Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.9 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.9	Fourth Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.9.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.10	Fifth Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10 of our Quarterly Report of Form 10-Q, filed on August 6, 2007, File No. 001-32227)*
10.11	Form of 1997 Employee Stock Option Agreement (incorporated by reference from Exhibit 10.10 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.12	Cabela's Incorporated 2004 Stock Plan (as amended and restated effective May 14, 2008) (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on May 19, 2008, File No. 001-32227)*
10.13	Form of 2004 Stock Plan Employee Stock Option Agreement (incorporated by reference from Exhibit 10.13 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*

10.14 Form of 2004 Stock Plan Employee Stock Option Agreement (2006) (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*

10.15 Form of 2004 Stock Plan Employee Stock Option Agreement (2008) (incorporated by reference from Exhibit 10.3 of our Current Report on Form 8-K, filed on June 4, 2008, File No. 001-32227)*

10.16 Form of 2004 Stock Plan Non-Employee Director Stock Option Agreement (2006) (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*

10.17 Form of 2004 Stock Plan Non-Employee Director Stock Option Agreement (2008) (incorporated by reference from Exhibit 10.4 of our Current Report on Form 8-K, filed on June 4, 2008, File No. 001-32227)*

10.18 2004 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.14 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*

10.19 Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed on July 15, 2005, File No. 001-32227)

10.20 Joinder Agreement made by Cabela's Retail IL, Inc. to Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)

10.21 First Amendment to Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10 of our Quarterly Report of Form 10-Q, filed on November 5, 2007, File No. 001-32227)

10.22 Fourth Amended and Restated Intercreditor Agreement dated as of June 15, 2007, among Cabela's Incorporated, various note holders party thereto, various lenders party thereto, and U.S. Bank National Association, as Collateral Agent (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)

10.23 Form of Indemnification Agreement (incorporated by reference from Exhibit 10.18 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*

10.24 Form of Management Change of Control Severance Agreement (incorporated by reference from Exhibit 10.19 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*

10.25 Amended and Restated Management Change of Control Severance Agreement dated May 9, 2006, between Cabela's Incorporated and Joseph M. Friebe (incorporated by reference from Exhibit 10.3 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*

10.26 Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on March 1, 2005, File No. 001-32227)*

10.27 First Amendment of the Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on March 1, 2005, File No. 001-32227)*

10.28 Second Amendment of the Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.28 of our Annual Report on Form 10-K, filed on February 28, 2007, File No. 001-32227)*

10.29	Third Amendment of the Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10 of our Quarterly Report on Form 10-Q, filed on November 4, 2008, File No. 001-32227)*
10.30	Summary of Non-Employee Director Compensation (incorporated by reference from the Section titled "Director Compensation" in our Proxy Statement for the 2009 Annual Meeting of Shareholders)*
10.31	Summary of Named Executive Officer Compensation (incorporated by reference from the Section titled "Executive Compensation" in our Proxy Statement for the 2009 Annual Meeting of Shareholders)*
10.32	Retirement Transition and Consulting Agreement dated March 18, 2008, between Cabela's Incorporated and Michael Callahan (incorporated by reference from Exhibit 10 of our Current Report of Form 8-K, filed on March 20, 2008, File No. 001-32227)*
10.33	Amended and Restated Lease Agreement with Option to Purchase dated April 26, 2005, between Ohio County Development Authority and Cabela's Wholesale, Inc. (incorporated by reference from Exhibit 10.29 of our Annual Report of Form 10-K, filed on March 1, 2006, File No. 001-32227)
10.34	Cabela's Incorporated Performance Bonus Plan (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed on February 19, 2008, File No. 001-32227)*
10.35	Form of Proprietary Matters Agreement (executed by Dennis Highby, Patrick A. Snyder, Brian J. Linneman, and Charles Baldwin) (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on June 4, 2008, File No. 001-32227)*
10.36	Form of Proprietary Matters Agreement – World's Foremost Bank (executed by Ralph W. Castner and Joseph M. Friebe) (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on June 4, 2008, File No. 001-32227)*
10.37	Form of Retention Award Agreement (executed by Patrick A. Snyder and Brian J. Linneman) (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on July 10, 2008, File No. 001-32227)*
10.38	Form of Restricted Stock Agreement (executed by Patrick A. Snyder and Brian J. Linneman) (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on July 10, 2008, File No. 001-32227)*
21.1	Subsidiaries of Cabela's Incorporated
23.1	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney
31.1	Certification of CEO Pursuant to Rule 13a-14(a) under the Exchange Act
31.2	Certification of CFO Pursuant to Rule 13a-14(a) under the Exchange Act
32.1	Certifications Pursuant to U.S.C. Section 1350

---

* Indicates management contract or compensatory plan or arrangement required to be filed as exhibits pursuant to Item 15(b) of this report.

(c) Financial Statement Schedules. See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABELA'S INCORPORATED

Dated: February 25, 2009

By: /s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dennis Highby Dennis Highby	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 25, 2009
/s/ Ralph W. Castner Ralph W. Castner	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2009
* Richard N. Cabela	Chairman of the Board and Director	February 25, 2009
* James W. Cabela	Vice-Chairman of the Board and Director	February 25, 2009
* Theodore M. Armstrong	Director	February 25, 2009
* John H. Edmondson	Director	February 25, 2009
* John Gottschalk	Director	February 25, 2009
* Reuben Mark	Director	February 25, 2009
* Michael R. McCarthy	Director	February 25, 2009

* By: /s/ Ralph W. Castner
Ralph W. Castner
Attorney-in-fact
February 25, 2009

Exhibit 31.1

CERTIFICATION

I, Dennis Highby, certify that:

1. I have reviewed this annual report on Form 10-K of Cabela's Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Ralph W. Castner, certify that:

1. I have reviewed this annual report on Form 10-K of Cabela's Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Ralph W. Castner
Ralph W. Castner
Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Cabela's Incorporated (the "registrant") on Form 10-K for the year ended December 27, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, that to his knowledge:

(1) the report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: February 25, 2009

/s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

/s/ Ralph W. Castner
Ralph W. Castner
Vice President and Chief Financial Officer

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Board of Directors

Richard N. Cabela
Chairman
Cabela's Incorporated

James W. Cabela
Vice Chairman
Cabela's Incorporated

Dennis Highby
Vice Chairman
Cabela's Incorporated

Thomas L. Millner
President and Chief Executive Officer
Cabela's Incorporated

Theodore M. Armstrong
Retired Chief Financial Officer
Angelica Corporation

John H. Edmondson
Retired Chief Executive Officer
West Marine, Inc.

John Gottschalk
Chairman
Omaha World-Herald Company

Reuben Mark
Retired Chairman and
Chief Executive Officer
Colgate-Palmolive Company

Michael R. McCarthy
Chairman
McCarthy Group, LLC

Executive Officers

Richard N. Cabela
Chairman

James W. Cabela
Vice Chairman

Dennis Highby
Vice Chairman

Thomas L. Millner
President and Chief Executive Officer

Patrick A. Snyder
Senior Vice President of Merchandising, Marketing, and Retail Operations

Brian J. Linneman
Senior Vice President of Global Supply Chain and Operations

Ralph W. Castner
Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank

Joseph M. Friebe
Vice President, and President and Chief Executive Officer of World's Foremost Bank

Charles Baldwin
Vice President and Chief Human Resources Officer

Corporate Information

Corporate Headquarters
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160
Telephone: (308) 254-5505

Legal Counsel
Koley Jessen P.C., L.L.O.
One Pacific Place
1125 South 103 Street, Suite 800
Omaha, Nebraska 68124

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska 68102

Transfer Agent & Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164
Telephone: (800) 401-1957

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 10 a.m. MT on Tuesday, May 12, 2009, at Cabela's Corporate Headquarters, One Cabela Drive, Sidney, Nebraska 69160.
Telephone: (308) 254-5505

Investor Relations Inquiries
Questions and requests for information should be directed to Christopher Gay, Treasurer and Manager of Investor Relations, at (308) 255-2905 or via e-mail at christopher.gay@cabelas.com or by visiting the Company's website at cabelas.com.



Cabela's®

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Cabela's Inc. | One Cabela Drive | Sidney, NE 69160

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